As filed with the Securities and Exchange Commission on May 29, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEW MISONIX, INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	84-1856018
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1938 New Highway

Farmingdale, New York 11735

Telephone: (631) 694-9555

(Address, including zip code, and telephone number including area code, of registrant’s principal executive offices)

Stavros G. Vizirgianakis

President and Chief Executive Officer

Misonix, Inc.

1938 New Highway

Farmingdale, New York 11735

Telephone: (631) 694-9555

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jonn R. Beeson, Esq. Jones Day 3161 Michelson Drive, Suite 800 Irvine, California 92612 (949) 553-7528	Flora R. Perez, Esq. Laurie L. Green, Esq. Greenberg Traurig, P.A. 401 East Las Olas Blvd., Suite 2000 Fort Lauderdale, FL 33301 (954) 768-8259

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the completion of the proposed transactions described in the enclosed document have been waived or satisfied.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(4)
Shares of Common Stock, par value $0.0001 per share	17,121,468(2)	N/A	$353,900,744(3)	$42,893

(1)

This registration statement relates to the registration of the estimated maximum number of shares of common stock, par value $0.0001 per share, of the Registrant (the “New Misonix common stock”) issuable by the Registrant pursuant to the mergers described herein and the Agreement and Plan of Merger, dated as of May 2, 2019, by and among Misonix, Inc., a New York corporation, Solsys Medical, LLC, a Delaware limited liability company (“Solsys”), the Registrant, Motor Reincorp. Sub One, Inc., a New York corporation, Surge Sub Two, LLC, a Delaware limited liability company and Greg Madden, solely in his capacity as the representative of the Solsys unitholders.

(2)

The estimated maximum number of shares of New Misonix common stock to be issued in connection with the mergers is based on the sum of (i) 5,703,082, the number of shares of common stock of the Registrant to be issued to current unitholders of Solsys in the Solsys Merger and (ii) the product of (x) 11,418,386, which represents the maximum number of shares of common stock, par value $0.01 per share, of Misonix, Inc. (the “Misonix common stock”) estimated to be outstanding immediately prior to the Misonix Merger described herein and in the merger agreement (calculated as the sum of (A) 9,642,353 shares of Misonix common stock outstanding as of May 28, 2019, including 213,400 restricted shares of Misonix common stock, (B) 1,169,481 shares of Misonix common stock in respect of compensatory stock options of Misonix that were outstanding as of May 28, 2019, and (C) 606,552 shares of Misonix common stock that were reserved for issuance upon the vesting of equity awards of Misonix (other than compensatory stock options) as of May 28, 2019), and (y) the exchange ratio in the Misonix Merger of 1:1.

(3)

Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933 and computed pursuant to Rule 457(c) and 457(f) of the Securities Act of 1933. The proposed maximum offering price is equal to the product of (a) $20.67, the average of the high and low prices per share of shares of Misonix common stock as reported on the Nasdaq Global Market on May 23, 2019 and (b) the estimated maximum number of shares of New Misonix common stock to be registered as calculated in Note 2 above.

(4)	Determined in accordance with Section 6(b) of the Securities Act of 1933 at a rate equal to $121.20 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy and consent solicitation statement/prospectus is not complete and may be changed. The Registrant may not sell the securities offered by this joint proxy and consent solicitation statement/prospectus until the registration statement filed with the Securities and Exchange Commission, of which the joint proxy and consent solicitation statement/prospectus is a part, is declared effective. This joint proxy and consent solicitation statement/prospectus is not an offer to sell and is not soliciting an offer to buy any securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY – SUBJECT TO COMPLETION, DATED MAY 29, 2019

To the shareholders of Misonix, Inc. and the unitholders of Solsys Medical, LLC:

On May 2, 2019, Misonix, Inc. (“Misonix”) and Solsys Medical, LLC (“Solsys”) entered into an Agreement and Plan of Merger, dated as of May 2, 2019 (as may be amended from time to time, the “merger agreement”) providing for a business combination of Solsys and Misonix, which is attached to this joint proxy and consent solicitation statement/prospectus as Annex A.

Under the terms of the merger agreement, Misonix formed a new holding company, New Misonix, Inc., (“New Misonix”) which, after the completion of the transactions (as defined below), will be the publicly traded parent company of Misonix and Solsys and will be named “Misonix, Inc.” Misonix shareholders will receive one share of New Misonix common stock for each share of Misonix common stock that they own upon the completion of the transactions (the “Misonix Merger”). All holders of Solsys membership interests, including Solsys’ units, equity appreciation rights and profits interest units, will receive for their membership interests in Solsys an aggregate of 5,703,082 shares of New Misonix common stock (such shares being allocated among the Solsys members based on their relative economic rights in Solsys) (the “Solsys Merger,” and together with the Misonix Merger the “transactions”). Thus, it is anticipated that upon the completion of the transactions, Misonix’s former shareholders will own approximately 64%, and former holders of Solsys membership interests will own approximately 36%, of the outstanding fully-diluted shares of New Misonix common stock. Shares of Misonix common stock currently trade, and after the completion of the transactions, shares of New Misonix common stock are expected to trade, on the Nasdaq Stock Market under the symbol “MSON.”

The completion of the transactions is subject to certain conditions, including (i) Misonix shareholders approving a proposal to adopt the merger agreement and approve the transactions contemplated thereby, including the Misonix Merger and to approve the issuance of shares of New Misonix common stock in the transactions, which approval is required by the applicable rules of Nasdaq Stock Market because the number of shares of New Misonix common stock to be issued in the transactions exceeds 20% of Misonix’s currently issued and outstanding shares, (ii) Solsys unitholders entitled to vote adopting resolutions to approve the merger agreement, the consummation of the Solsys Merger and the transactions contemplated by the merger agreement to which Solsys is a party, and the performance of Solsys’ obligations under the merger agreement which we refer to as the “Solsys merger proposal,” and, (iii) the successful completion by Solsys of an offering of newly issued units of Solsys in exchange for at least $4,000,000 in new capital to Solsys, which we refer to as the “Solsys equity offering.” Misonix is also soliciting the approval of Misonix shareholders of a proposal to approve the Amended and Restated Certificate of Incorporation of New Misonix, Inc., a copy of which is attached to the accompanying joint proxy and consent solicitation statement/prospectus as Annex B, reflecting the following changes: 1) dividing the board of directors of New Misonix into three classes with staggered three-year terms, and, in connection therewith, providing that directors of New Misonix can only be removed by shareholders of New Misonix for cause upon the vote of holders of two-thirds of outstanding shares, 2) providing that shareholder actions must be taken at a meeting and not by written consent, 3) authorizing an amendment of the New Misonix bylaws by holders of a majority vote of the outstanding shares; provided that a vote of holders of two-thirds of the outstanding shares would be required to amend the New Misonix Bylaws if the amendment was not approved by a majority of the Misonix board, 4) prohibiting shareholders from calling special meetings; and 5) mandating that the Court of Chancery of the State of Delaware shall be the exclusive forum for various actions that may be brought against New Misonix, its officers, or directors. The approval of the Amended and Restated Certificate of Incorporation of Misonix, Inc. is not a condition to the completion of the transactions. To obtain these approvals, Misonix will hold a special meeting of Misonix shareholders (the “Misonix special meeting”), and Solsys will conduct a consent solicitation in order to obtain the requisite approval from Solsys unitholders (the “Solsys consent solicitation”). The Misonix special meeting will be held on [●], 2019 at [●], local time, at [●]. To obtain the requisite approvals, the Solsys consent solicitation will require Solsys unitholders to return their consents by [●], 2019.

As a condition to Misonix’s willingness to enter into the merger agreement, simultaneously with the execution of the merger agreement, certain unitholders of Solsys holding 100% of the outstanding Solsys Series E preferred units and approximately 13.49% of the outstanding Solsys common units, Series A preferred units, Series B preferred units, Series C preferred units and Series D preferred units, taken together as a single class, entered into a support agreement with Misonix, pursuant to which such Solsys unitholders agreed to, among other things and subject to the terms thereof, vote or consent to the approval of the Solsys merger proposal. Additionally, the Solsys’ unitholders holding 100% of the outstanding Solsys Series E preferred units, further agreed to purchase their respective pro rata portion of the new Solsys units issued in the Solsys equity offering and to purchase any Solsys units issued in the Solsys equity offering that are not subscribed for by other Solsys unitholders, up to a total of $2,000,000 each.

Additionally, as a condition to Solsys’ willingness to enter into the merger agreement, simultaneously with the execution of the merger agreement, certain shareholders of Misonix, holding approximately 18.6% of the issued and outstanding shares of Misonix common stock, entered into a support agreement with Misonix, pursuant to which such Misonix shareholders agreed to, among other things and subject to the terms thereof, vote in favor of the proposal to adopt the merger agreement and approve the transactions contemplated thereby, including the merger, and vote in favor of the issuance of shares of New Misonix common stock in the transactions.

In determining whether to vote or consent to the merger agreement and the transactions contemplated by the merger agreement, you should consider the matters discussed under “Risk Factors” beginning on page 29 of this joint proxy and consent solicitation statement/prospectus.

Your vote is very important. If you are a Misonix shareholder, to ensure your representation at the Misonix special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. We ask Solsys unitholders to please promptly execute the written consent furnished with this joint proxy and consent solicitation statement/prospectus and return it to Solsys as soon as possible and in any event by [●].

The Misonix Board of Directors recommends that Misonix shareholders vote “FOR” each of these proposals at the Misonix special meeting.

Sincerely,

[●]	[●]
Allan Staley	Stavros G. Vizirgianakis
Co-Founder and Chief Executive Officer	President and Chief Executive Officer
Solsys Medical, LLC	Misonix, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the mergers or the securities issuable in connection with the mergers, or passed upon the adequacy or accuracy of this joint proxy and consent solicitation statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy and consent solicitation statement/prospectus is dated [●], 2019 and is first being mailed or otherwise delivered to shareholders of Misonix and unitholders of Solsys on or about [●], 2019.

Notice of Special Meeting of Shareholders of Misonix

1938 New Highway

Farmingdale, New York 11735

Telephone: (631) 694-9555

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Dear Fellow Misonix Shareholders:

Notice is hereby given that a special meeting of the shareholders (the “Misonix special meeting”) of Misonix, Inc., a New York corporation (“Misonix”), will be held at [●] on [●], 2019 at [●] a.m. Eastern Time. Only Misonix shareholders of record at the close of business on [●], 2019, the record date, are entitled to receive this notice and to vote at the special meeting or any adjournment or postponement of that meeting. The special meeting has been called for the following purposes:

1.

Adoption of the Merger Agreement. To consider and vote upon a proposal (the “Misonix Merger Proposal”) to adopt the Agreement and Plan of Merger, dated as of May 2, 2019 (as may be amended from time to time, the “merger agreement”), by and among Misonix, Solsys Medical, LLC, a Delaware limited liability company (“Solsys”), New Misonix, Inc., a Delaware corporation (“New Misonix”), Motor Reincorp. Sub One, Inc., a New York corporation, Surge Sub Two, LLC, a Delaware limited liability company, and the representative for the equityholders of Solsys named therein, which is attached to this joint proxy and consent solicitation statement/prospectus as Annex A;

2.

Approval of Share Issuance. To consider and vote upon a proposal to approve, for purposes of complying with applicable provisions of Nasdaq Stock Market LLC listing rules, the issuance of shares of common stock of New Misonix, Inc. in connection with the transactions contemplated by the merger agreement (the “Misonix Share Issuance Proposal”);

3.

Approval of Charter Amendments. To consider and vote upon a proposal to approve the Amended and Restated Certificate of Incorporation of New Misonix, Inc., a copy of which is attached to the accompanying joint proxy and consent solicitation statement/prospectus as Annex B, reflecting the following material differences from New Misonix’s current Certificate of Incorporation (the “New Misonix Charter Amendments Proposal”):

1)

dividing the board of directors of New Misonix into three classes with staggered three-year terms and, in connection therewith, providing that directors of New Misonix can only be removed by shareholders of New Misonix for cause upon the vote of holders of two-thirds of outstanding shares;

2)	providing that shareholder actions must be taken at a meeting and not by written consent;

3)

authorizing an amendment of the New Misonix Bylaws by holders of a majority of the outstanding shares, provided that a vote of the holders of two-thirds of the outstanding shares would be required to amend the New Misonix Bylaws if the amendment was not approved by a majority of the New Misonix board;

4)	prohibiting shareholders from calling special meetings; and

5)	mandating that the Court of Chancery of the State of Delaware shall be the exclusive forum for various actions that may be brought against New Misonix, its officers, or directors.

4.

Adjournment or Postponement of the Special Meeting. To adjourn the Misonix special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve the Misonix Merger Proposal or the Misonix Share Issuance Proposal have not been obtained by Misonix (the “Misonix Adjournment Proposal”).

The Misonix board of directors (the “Misonix board”) has adopted the merger agreement and the transactions contemplated thereby, including the issuance of shares of New Misonix common stock in connection with the transactions, and directed that the merger agreement be submitted to Misonix’s shareholders for its adoption and approval. The merger agreement will be adopted and approved pursuant to the Misonix Merger Proposal. The Misonix Merger Proposal and the New Misonix Charter Amendments Proposal will be adopted upon receiving the affirmative vote of the holders of two-thirds of the outstanding Misonix common stock. The Misonix Share Issuance Proposal and the Misonix Adjournment Proposal will be approved upon receiving the affirmative vote of the holders of a majority of the shares of Misonix common stock represented, in person or by proxy, at the Misonix special meeting, in person or by proxy, and entitled to vote at the Misonix special meeting on the matter.

Whether or not you plan to attend the special meeting, it is important that your shares be represented and voted.

Please vote your shares either electronically over the Internet or by telephone, or if you receive a paper proxy card by mail, by completing and returning the proxy card mailed to you. By submitting your proxy promptly, you will save us the expense of further proxy solicitation. We encourage you to submit your proxy as soon as possible by Internet, by telephone or by signing, dating and returning all proxy cards or instruction forms provided to you. Internet and telephone voting procedures are described in the section of the accompanying joint proxy and consent solicitation statement/prospectus under the heading “Misonix Special Meeting – Voting of Proxies” and on the proxy card.

The shareholders of Misonix will not have appraisal rights under the New York Business Corporation Law with respect to any of the matters subject to the proposals referred to above. Please see “Appraisal Rights” beginning on page [●] of the accompanying joint proxy and consent solicitation statement/prospectus.

The Misonix board recommends that Misonix shareholders vote “FOR” the approval of each of the proposals described above.

By the Order of the Board of Directors,

[●]

Joseph P. Dwyer

Secretary

Farmingdale, New York

SOLSYS MEDICAL, LLC

NOTICE OF SOLICITATION OF WRITTEN CONSENT

To the Unitholders of Solsys Medical, LLC (“Solsys”):

Solsys has entered into an Agreement and Plan of Merger, dated as of May 2, 2019 (as may be amended from time to time, the “merger agreement”), by and among Misonix, Inc. a New York corporation (“Misonix”), Solsys, a Delaware limited liability company, New Misonix, Inc., a Delaware corporation and direct wholly owned subsidiary of Misonix (“New Misonix”), Motor Reincorp, Sub One, Inc., a New York corporation and direct wholly owned subsidiary of New Misonix (“Merger Sub One”), Surge Sub Two, LLC, a Delaware limited liability company and direct wholly owned subsidiary of New Misonix (“Merger Sub Two”) and, the representative for the equityholders of Solsys named therein. The merger agreement provides for two mergers. In the first merger, Misonix will merge with Merger Sub One, and Misonix will be the surviving company and a wholly owned subsidiary of New Misonix. We refer to this merger as the “Misonix Merger.” In the second merger, immediately following the Misonix Merger, Solsys will merge with Merger Sub Two, and Solsys will be the surviving company and a wholly owned subsidiary of New Misonix. We refer to this merger as the “Solsys Merger.” We sometimes refer to the Misonix Merger, Solsys Merger and the other transactions contemplated by the merger agreement, taken as a whole, as the “transactions.” Upon completion of the transactions, New Misonix will be renamed “Misonix, Inc.”

The enclosed joint proxy and consent solicitation statement/prospectus is being delivered to you to request that you execute and return a written consent adopting the following resolutions:

RESOLVED, that the merger agreement, the Solsys Merger and the other transactions contemplated by the merger agreement to which Solsys is a party (the “Solsys Merger transactions”), the consummation of the Solsys Merger and the other Solsys Merger transactions and Solsys’ performance of the merger agreement be, and each hereby is, voted in favor of, consented to, authorized, approved and adopted; and

RESOLVED, that notwithstanding the aforesaid approvals, and without any further approval of the holders of voting Solsys units entitled to vote, the merger agreement may be terminated or amended and the Solsys Merger and the other Solsys Merger transactions not consummated, in each case, as set forth in the merger agreement.

We refer to these resolutions as the “Solsys merger proposal.”

As more specifically described in the enclosed joint proxy and consent solicitation statement/prospectus, the approval of the Solsys merger proposal requires the affirmative consent of members of Solsys owning more than (A) 55% of the outstanding Solsys Series E preferred units, consenting separately as a single class and (B) 50% of Solsys’ common units, Series A preferred units, Series B preferred units, Series C preferred units and Series D preferred units, on an aggregate basis, consenting as a single class.

The joint proxy and consent solicitation statement/prospectus describes the proposed transactions and the actions to be taken in connection with the transactions and provides additional information about the parties involved. We encourage you to read carefully the entire joint proxy and consent solicitation statement/prospectus, including all its annexes, the documents incorporated by reference therein and the section entitled “Risk Factors”, beginning on page [●].

After your review of the joint proxy and consent solicitation statement/prospectus and assuming your approval thereof, please execute the written consent furnished with the enclosed joint proxy and consent solicitation statement/prospectus and return it to Solsys as soon as possible and in any event by [●], 2019 by one of the means described under “The Solsys Solicitation of Written Consents.” Time is of the essence, and, assuming your approval thereof, you must return the written consent by [●], 2019.

Thank you for your prompt attention to these matters.

Yours truly,

[●]

Allan R. Staley

Chief Executive Officer and Co-founder

NO MEETING OF THE UNITHOLDERS OF SOLSYS IS BEING HELD IN CONNECTION WITH THE PROPOSED TRANSACTIONS. SOLSYS IS SOLICITING BY THE ENCLOSED CONSENT MATERIALS YOUR WRITTEN CONSENT TO THE SOLSYS MERGER PROPOSAL.

ADDITIONAL INFORMATION

The accompanying joint proxy and consent solicitation statement/prospectus incorporates important business and financial information about Misonix from documents that are not included in or delivered with the accompanying joint proxy and consent solicitation statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference into the accompanying joint proxy and consent solicitation statement/prospectus by requesting them in writing, via email or by telephone, from Misonix at the following address and telephone number:

Misonix, Inc.

1938 New Highway

Famingdale, New York 11735

Attention: Joseph P. Dwyer

Email: Proxy2019@misonix.com

Telephone: (631) 694-9555

In addition, if you have questions about the transactions or the accompanying joint proxy and consent solicitation statement/prospectus, would like additional copies of the accompanying joint proxy and consent solicitation statement/prospectus or need to obtain a proxy card or other information related to the joint proxy and consent solicitation, please contact MacKenzie Partners, Inc., Misonix’s proxy solicitor, by telephone toll-free at 1-800-322-2885, Monday through Friday (except bank holidays), between 8:00 a.m. and 8:00 p.m., Eastern time, or by email at proxy@mackenziepartners.com. You will not be charged for any of these documents that you request.

If you would like to request any documents, please do so at least one week before the date of the special meeting to give us time to get them to you before the special meeting or by [●], 2019 in order to receive them before the Solsys deadline for submitting written consents.

See the section titled “Where You Can Find More Information” beginning on page [●] of the accompanying joint proxy and consent solicitation statement/prospectus for further information.

ABOUT THIS JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS

This joint proxy and consent solicitation statement/prospectus, which forms a part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by New Misonix, constitutes a prospectus of New Misonix under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) with respect to the shares of New Misonix common stock to be issued in connection with the Misonix Merger and the Solsys Merger. This joint proxy and consent solicitation statement/prospectus also constitutes a proxy statement of Misonix under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder. It also constitutes a consent solicitation statement of Solsys as well as a notice of meeting with respect to the special meeting of Misonix shareholders and a notice of solicitation of written consent with respect to the Solsys consent solicitation to respectively vote upon and consent to the proposals described herein.

You should rely only on the information contained in this document. No one has been authorized to provide you with information that is different from that contained in this document. This joint proxy and consent solicitation statement/prospectus is dated as of the date set forth on the cover hereof, and you should assume that the information in this document is accurate only as of such date. Neither the mailing of this document to Misonix shareholders or Solsys unitholders nor the issuance of shares of common stock in connection with the Misonix Merger or the Solsys Merger will create any implication to the contrary.

This joint proxy and consent solicitation statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities, or the solicitation of a proxy or a written consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy and consent solicitation statement/prospectus regarding Misonix and New Misonix has been provided by Misonix and information contained in this joint proxy and consent solicitation statement/prospectus regarding Solsys has been provided by Solsys.

- i -

- ii -

QUESTIONS AND ANSWERS

QUESTIONS AND ANSWERS ABOUT THE MISONIX SPECIAL MEETING

The following are brief answers to common questions that you, as shareholders of Misonix, Inc. (“Misonix”), may have regarding the merger agreement, the proposed transactions, the special meeting and the consideration to be paid and received in the proposed transactions. The questions and answers in this section may not address all questions that might be important to you as a shareholder of Misonix. To better understand these matters, and for a description of the legal terms governing the proposed transactions, we urge you to read carefully and in its entirety this joint proxy and consent solicitation statement/prospectus, including the Annexes to, and the documents incorporated by reference in, this joint proxy and consent solicitation statement/prospectus. See “Where You Can Find More Information” beginning on page [●].

Q:	What are the proposed Transactions?

A:

Misonix, certain of Misonix’s subsidiaries, and Solsys Medical, LLC (“Solsys”) entered into an Agreement and Plan of Merger, which, as it may be amended from time to time, we refer to as the “merger agreement,” on May 2, 2019, which is attached to this joint proxy and consent solicitation statement/prospectus as Annex A. The merger agreement provides for a business combination of Misonix and Solsys by means of a two-step merger process. As a result of the transactions contemplated by the merger agreement, Misonix’s and Solsys’ businesses will be owned by a new holding company, which we refer to as “New Misonix” or the “combined company.” We sometimes refer to the mergers and the other transactions contemplated by the merger agreement, taken as a whole, as the “transactions.”

In the first merger, Misonix will merge with a subsidiary of New Misonix formed specifically for the purpose of effectuating the transactions. Misonix will be the surviving company in this merger and will become a wholly owned subsidiary of New Misonix. We refer to this merger as the “Misonix Merger.”

In the second merger, which will occur immediately following the Misonix Merger, Solsys will merge with a second subsidiary of New Misonix, also formed specifically for the purpose of effectuating the transactions. Solsys will be the surviving company in this merger and will become a wholly owned subsidiary of New Misonix. We refer to this merger as the “Solsys Merger.”

Upon completion of the transactions, New Misonix will be named “Misonix, Inc.” and its common stock will be listed for trading on the Nasdaq Stock Market, which we refer to as “Nasdaq,” under Misonix’s current ticker symbol, “MSON.” We expect that the former Misonix shareholders will hold approximately 64%, and that former holders of Solsys’ membership interests, including Solsys’ units, equity appreciation rights and profit interest units, which we refer to as “Solsys unitholders,” will hold approximately 36%, of the outstanding shares of common stock of New Misonix, calculated on a fully-diluted basis, immediately following the completion of the transactions.

Q:	Why am I, as a shareholder of Misonix, receiving this document?

A:

This joint proxy and consent solicitation statement/prospectus serves as the proxy statement through which Misonix is soliciting proxies to obtain the necessary Misonix shareholder approval of the proposals described below and as the consent solicitation statement for Solsys to obtain the necessary written consent of its unitholders entitled to vote adopting resolutions to approve the merger agreement, the consummation of the Solsys Merger and the transactions contemplated by the merger agreement to which Solsys is a party, and the performance of Solsys’ obligations under the merger agreement. It also serves as the prospectus of New Misonix for the shares of New Misonix common stock to be issued as consideration in the mergers. Solsys unitholders should see “Questions and Answers – Questions and Answers About the Solsys Consent Solicitation.”

In order to complete the transactions, the shareholders of Misonix must vote to adopt the merger agreement and approve the Misonix Merger, and vote to approve the issuance of shares of New Misonix common stock pursuant to the transactions. Misonix will hold a special shareholders’ meeting to obtain these approvals.

We are sending you these materials to help you decide how to vote your shares with respect to the matters to be considered at the Misonix special meeting. This joint proxy and consent solicitation statement/prospectus contains important information about the transactions, including the Misonix special meeting. You should read it carefully and in its entirety. The enclosed proxy card allows you to authorize the voting of your shares without attending the Misonix special meeting.

Your vote is important. We encourage you to submit a proxy as soon as possible.

Q:	What will I, as a Misonix shareholder, receive in the Misonix Merger?

A:

As a result of the Misonix Merger, each share of Misonix common stock will automatically be converted into one share of New Misonix common stock. New Misonix common stock will be listed on Nasdaq under Misonix’s current ticker symbol, “MSON.”

Q:	When do you expect the Transactions to be completed?

A:

As of the date of this joint proxy and consent solicitation statement/prospectus, the transactions are expected to be completed shortly after the Misonix special meeting. However, the completion of the transactions is subject to various conditions, including the approval of the Misonix Merger Proposal (defined below) and the Misonix Share Issuance Proposal (defined below) by the Misonix shareholders. The completion of the transactions is also conditioned upon the approval of the Solsys merger proposal by the Solsys unitholders. No assurance can be provided as to when or if the transactions will be completed, and it is possible that factors outside the control of Misonix and Solsys could result in the transactions being completed at a later time, or not at all. See “The Agreement and Plan of Merger – Description of the Merger Agreement – Efforts to Consummate the Transactions” beginning on page [●] and “The Agreement and Plan of Merger – Description of the Merger Agreement – Conditions to the Completion of the Transactions” beginning on page [●].

Q:	When and where will the special meeting be held?

A:	The Misonix special meeting will be held at [●] on [●] at [●], local time.

Q:	What am I as a Misonix shareholder being asked to vote on and what is the recommendation of the board of directors of Misonix (the “Misonix board”) with respect to each proposal?

A:	At the Misonix special meeting, Misonix shareholders are being asked to:

1.	Consider and vote on a proposal to adopt the merger agreement and approve the Misonix Merger, which we refer to as the “Misonix Merger Proposal”;

2.

Consider and vote on a proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Stock Market LLC listing rules, the issuance of shares of common stock of New Misonix (“New Misonix common stock”) in connection with the transactions, which we refer to as the “Misonix Share Issuance Proposal;”

3.

Consider and vote upon a proposal to approve the Amended and Restated Certificate of Incorporation of New Misonix, Inc., a copy of which is attached to this joint proxy and consent statement/prospectus as Annex B, reflecting the following material differences from Misonix’s current Amended and Restated Certificate of Incorporation, which we refer to as the “New Misonix Charter Amendments Proposal”

1)

dividing the board of directors of New Misonix (the “New Misonix board”) into three classes with staggered three-year terms and, in connection therewith, providing that directors of New Misonix can only be removed by shareholders of New Misonix for cause upon the vote of holders of two-thirds of outstanding shares;

2)	providing that shareholder actions must be taken at a meeting and not by written consent;

3)

authorizing an amendment of the New Misonix Bylaws by holders of a majority vote of the outstanding shares, provided that a vote of holders of two-thirds of the outstanding shares would be required to amend the New Misonix Bylaws if the amendment was not approved by a majority of the New Misonix board;

4)	prohibiting shareholders from calling special meetings; and

5)	mandating that the Court of Chancery of the State of Delaware shall be the exclusive forum for various actions that may be brought against New Misonix, its officers, or directors.

4.

Consider and vote on a proposal to adjourn the Misonix special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve the Misonix Merger Proposal or the Misonix Share Issuance Proposal have not been obtained by Misonix, which proposal is referred to as the “Misonix Adjournment Proposal.”

The Misonix board recommends that Misonix shareholders vote “FOR” the approval of each of the proposals referred to above.

You may also be asked to act on other business, if any, that may properly come before the Misonix special meeting or any adjournment or postponement thereof. Misonix currently does not contemplate that any other business will be presented at the special meeting of Misonix shareholders.

Q:	What rights will I have as a New Misonix shareholder following the completion of the Misonix Merger?

A:

Misonix is a New York corporation. In contrast, New Misonix is a Delaware corporation. Consequently, as a shareholder of New Misonix following the completion of the merger, you will have different rights as a New Misonix shareholder than you currently do as a Misonix shareholder. For a comparison of shareholder rights for a New York corporation versus a Delaware corporation, please see “Comparison of Shareholder Rights” on page [●].

The New Misonix Charter Amendments Proposal contemplates several material changes to New Misonix’s current Certificate of Incorporation. If the New Misonix Charter Amendments Proposal is approved by holders of two-thirds of the outstanding Misonix common stock, your rights as a New Misonix shareholder will change. The completion of the transactions is not conditioned upon shareholders’ approval of the New Misonix Charter Amendments Proposal. For more information, please see “Proposals Submitted to Misonix Shareholders” beginning on page [●].

Q:	Why is the Misonix board recommending that I, as a Misonix shareholder, vote “FOR” the above-listed proposals?

A:

After careful consideration, the Misonix board determined that it is advisable and in the best interests of Misonix shareholders for Misonix to enter into the merger agreement and consummate the Misonix Merger and the other transactions contemplated thereby. Therefore, after such consideration, the Misonix board adopted the merger agreement and declared that the transactions are in the best interests of the Misonix shareholders. In reaching its decision to approve the merger and declare advisable the issuance of stock of New Misonix as consideration for the merger agreement, the Misonix board consulted with Misonix’s management, as well as its legal and financial advisors, and considered its fiduciary obligations, due diligence matters and the terms of the merger agreement. For more information, please see “Misonix’s Reasons for the Transactions and Recommendation of Misonix’s Board” beginning on page [●]. Following the execution of the merger agreement, the Misonix board determined that the New Misonix Charter Amendments Proposal is in the best interest of Misonix shareholders. For more information, please see “Proposals Submitted to Misonix Shareholders-Reasons for the Charter Amendments” beginning on page [●].

Q:	Who is entitled to vote at the Misonix special meeting?

A:

The Misonix board has fixed [●], 2019 as the record date for the special meeting. If you were a Misonix shareholder at the close of business on the record date, you are entitled to receive notice of the Misonix special meeting, and to vote.

Q:	As a Misonix shareholder, how many votes do I have?

A:

If you are a Misonix shareholder, on each of the proposals that will be voted upon at the Misonix special meeting, you will be entitled to one vote per share of Misonix common stock that you owned as of the record date. As of the close of business on the record date, there were [●] shares of Misonix common stock outstanding and entitled to vote. As of that date, approximately [●]% of the outstanding shares of Misonix common stock were held by the directors and executive officers of Misonix. A “broker non-vote” occurs when a nominee holding shares for a beneficial owner has not received voting instructions from the beneficial owner and the nominee does not have discretionary authority to vote the shares. If you hold your shares in street name and do not provide voting instructions to your broker or other nominee, your shares will be considered to be broker non-votes and will not be voted on any proposal on which your broker or other nominee does not have discretionary authority to vote. Under NASDAQ rules, brokers are not permitted to vote on any of the matters to be considered at the Misonix special meeting. As a result, your shares will not be voted on any matter unless you affirmatively instruct your broker or nominee how to vote your shares in one of the ways indicated by your broker or nominee. Shares that constitute broker non-votes will not be counted as present at the Misonix special meeting for the purpose of determining a quorum.

Q:	What vote is required to approve the proposals being presented at the Misonix special meeting?

A:

To be approved at the Misonix special meeting, the Misonix Merger Proposal and the New Misonix Charter Amendments Proposal require the affirmative vote of the holders of two-thirds of the outstanding Misonix common stock. The Misonix Share Issuance Proposal and the Misonix Adjournment Proposal require the affirmative vote of the holders of a majority of the outstanding shares of Misonix common stock represented at the Misonix special meeting, in person or by proxy, and entitled to vote on the matter. Abstentions will have the same effect as a vote against each proposal. Broker non-votes will have the effect of a vote “AGAINST” the Misonix Merger Proposal and the New Misonix Charter Proposal Amendments and will have no effect, on the Misonix Share Issuance Proposal and the Misonix Adjournment Proposal assuming a quorum is present. Abstentions will count in determining whether a quorum is present and broker non-votes will not be used to determine whether a quorum is present at the Misonix special meeting.

Q:	What is the effect if these proposals are not approved at the Misonix special meeting?

A:

If either of the Misonix Merger Proposal or the Misonix Share Issuance Proposal are not approved by the requisite vote at the Misonix special meeting, then the transactions will not occur. The completion of the transactions is not conditioned upon the approval by Misonix shareholders of the New Misonix Charter Amendments Proposal or the Misonix Adjournment Proposal.

Q:	Are any Misonix shareholders already committed to vote in favor of the Misonix Merger Proposal, the Misonix Share Issuance Proposal, and the Misonix Adjournment Proposal?

A:

Yes. As a condition to Solsys’ willingness to enter into the merger agreement, simultaneously with the execution of the merger agreement, certain shareholders of Misonix, holding approximately 18.6% of the issued and outstanding shares of Misonix common stock, entered into a support agreement with Misonix, pursuant to which such Misonix shareholders agreed to, among other things and subject to the terms of such support agreement, vote in favor of the issuances of New Misonix common stock and approval of the merger agreement, the consummation of the Misonix Merger and the other transactions contemplated by the merger agreement to which Misonix is a party. The support agreement does not include an agreement by the shareholders of Misonix to vote in favor of the New Misonix Charter Amendments Proposal because the Misonix board determined to approve the matters contemplated by the New Misonix Charter Amendments Proposal after the execution of the support agreement.

Q:	What constitutes a quorum at the Misonix special meeting?

A:	The presence of the holders of a majority of the outstanding shares of Misonix common stock entitled to vote constitutes a quorum for the Misonix special meeting.

Q:	Who can attend the Misonix special meeting?

A:

If you held shares of Misonix common stock as of the record date, you may attend the Misonix special meeting. If you are a beneficial owner of such shares held in “street name,” you must provide evidence of your ownership of such shares, which you can obtain from your broker, bank or other nominee, in order to attend the Misonix special meeting.

Q:	What if my bank, broker or other nominee holds my Misonix shares in “street name”?

A:

If a bank, broker or other nominee holds your shares of Misonix common stock for your benefit but not in your own name, such shares of Misonix common stock are in “street name.” In that case, your bank, broker or other nominee will send you a voting instruction form to use in order to instruct the vote of your shares of Misonix common stock. In this case, the availability of telephone and Internet voting instruction depends on the voting procedures of your bank, broker or other nominee. Please follow the instructions on the voting instruction form they send you. If your shares of Misonix common stock are held in the name of your bank, broker or other nominee and you wish to attend or vote in person at the Misonix special meeting, you must contact your bank, broker or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the Misonix special meeting in order to vote in person. Your bank, broker or other nominee will not vote your shares unless you provide instructions on how to vote.

Q:	As a Misonix shareholder, how do I vote?

A:

After reading and carefully considering the information contained in this joint proxy and consent solicitation statement/prospectus, please submit a proxy or voting instructions for your shares of Misonix common stock as promptly as possible so that your shares will be represented at the Misonix special meeting. If you are a holder of record of shares of Misonix common stock as of the close of business on the record date, you may submit your proxy before the Misonix special meeting in one of the following ways:

By Internet. Use the Internet at [●] to transmit your voting instructions and for the electronic delivery of information up until 11:59 P.M. Eastern Time on [●]. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. The availability of Internet voting instructions for beneficial owners holding shares of Misonix common stock in street name will depend on the voting process of your broker, bank or other nominee. Please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

By Phone. Use any telephone to dial [●] to transmit your voting instructions up until 11:59 P.M. Eastern Time on [●]. Have your proxy card in hand when you call and then follow instructions. If you submit a proxy by telephone, do not return your proxy card. The availability of telephone voting instructions for beneficial owners holding shares of Misonix common stock in street name will depend on the voting process of your broker, bank or other nominee. Please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

By Mail. Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to [●].

The Internet and telephone voting facilities will close at 11:59 P.M., Eastern Time, on [●], 2019. Misonix shareholders who submit a proxy through the Internet or by telephone should be aware that they may incur costs to access the Internet or telephone, such as usage charges from telephone companies or Internet service providers and that these costs must be borne by the shareholder. Misonix shareholders who submit a proxy by Internet or telephone need not return a proxy card or the form forwarded by your broker, bank, trust or other holder of record by mail.

In addition, all shareholders of record may vote in person at the Misonix special meeting. For additional information on voting procedures, see “The Misonix Special Meeting – How to Vote” beginning on page [●].

After reading and carefully considering the information contained in this joint proxy and consent solicitation statement/prospectus, please submit your proxy or voting instructions as soon as possible even if you plan to attend the Misonix special meeting.

Q:	What do I do if I receive more than one set of voting materials for the Misonix special meeting?

A:

You may receive more than one set of voting materials, including multiple copies of this joint proxy and consent solicitation statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of Misonix common stock in more than one brokerage account, you will receive a separate instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares of Misonix common stock are held in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card you receive, or submit a proxy by telephone or Internet by following the instructions on your proxy card.

Q:	How will my proxy be voted at the Misonix special meeting?

A:

If you submit a proxy or voting instructions by completing, signing, dating and mailing your proxy card or voting instruction card, or Internet or by telephone, your shares of Misonix common stock will be voted in accordance with your instructions. If you are a shareholder of record as of the record date and you sign, date, and return your proxy card but do not indicate how you want to vote on any particular proposal and do not indicate that you wish to abstain with respect to that proposal, the shares of Misonix common stock represented by your proxy will be voted as recommended by the Misonix board with respect to that proposal.

Q:	What if I mark “abstain” when voting or do not vote on the proposals?

A:

If you mark “abstain” or register your attendance at the Misonix special meeting and fail to vote with respect to the Misonix Merger Proposal, the Misonix Share Issuance Proposal, the New Misonix Charter Amendments Proposal, or the Misonix Adjournment Proposal it will have the effect of a vote “AGAINST” the proposals.

If you fail to return a proxy card and do not register your attendance at the Misonix special meeting, it will have the effect of a vote “AGAINST” the Misonix Merger Proposal and the New Misonix Charter Amendments Proposal, but will have no effect on the Misonix Share Issuance Proposal or the Misonix Adjournment Proposal, assuming a quorum is present at the Misonix special meeting.

Broker non-votes will have the same effect as a vote “AGAINST” the Misonix Merger Proposal and the New Misonix Charter Amendments Proposal and will have no effect on the Misonix Share Issuance Proposal or the Misonix Adjournment Proposal. Broker non-votes will not be counted towards the vote total, and will not be used to determine whether a quorum is present at the Misonix special meeting.

Q:	Can I change my vote after I have submitted a proxy or voting instruction card for the Misonix special meeting?

A:

Yes. If you are a shareholder of record of Misonix as of the record date you can change your proxy at any time before your proxy is voted at the Misonix special meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation to the Secretary of Misonix at our principal executive offices at 1938 New Highway, Farmingdale, New York 11735;

•	you can submit a revised proxy bearing a later date by mail, or by Internet or telephone as described above; or

•

you can attend the special meeting and vote in person, which will automatically cancel any proxy previously given, though your attendance alone will not revoke any proxy that you have previously given.

Q:	Will I be required to exchange my Misonix shares in connection with the Transactions?

A:

No. Misonix shareholders will not be required to exchange their certificates or “book-entry” securities representing shares of Misonix common stock. Upon completion of the Misonix Merger, certificates and “book-entry” securities representing shares of Misonix commons stock prior to the Misonix Merger will represent an equal number of shares of New Misonix common stock following the Misonix Merger.

Q:	Are there any risks that I should consider as a Misonix shareholder?

A:

Yes. There are risks associated with all business combinations, including the proposed transactions. There are also risks associated with the combined company’s business and the ownership of shares of the combined company’s common stock. We have described certain of these risks and other risks in more detail under “Risk Factors” beginning on page [●].

Q:	As a Misonix shareholder, am I entitled to appraisal rights?

A:	Misonix shareholders are not entitled to appraisal rights in connection with the transactions.

Q:	What are the material U.S. federal income tax consequences of the Misonix Merger to holders of Misonix common stock?

A:

Misonix and Solsys each intend that the Misonix Merger will qualify as a transaction described in Section 351, Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the “Code”). Thus, subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Mergers,” U.S. holders of Misonix common stock will not recognize gain or loss upon the exchange of their Misonix common stock for New Misonix common stock in the Misonix Merger. For a more detailed summary of the material U.S. federal income tax consequences of the mergers, see “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page [●].

Q:	As a Misonix shareholder, whom should I contact if I have any questions about these materials or voting?

A:

If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares of Misonix common stock or need additional copies of this document or the enclosed proxy card, you should contact the proxy solicitation agent below:

MacKenzie Partners, Inc. by telephone toll-free at 1-800-322-2885 or by email at proxy@mackenziepartners.com.

QUESTIONS AND ANSWERS ABOUT THE SOLSYS CONSENT SOLICITATION

Q:	What am I being asked to approve as a Solsys unitholder?

A:	You are being asked to execute a written consent to approve the Solsys merger proposal.

Q:	What will Solsys unitholders receive in the Solsys Merger?

A:

In the Solsys Merger, Solsys unitholders will receive an aggregate of 5,703,082 shares of common stock of New Misonix in accordance with the allocation of such shares to Solsys unitholders provided in the Solsys operating agreement, which we refer to as the “New Misonix share consideration.” Thus, it is anticipated that, upon the Closing, Misonix’s former shareholders will own approximately 64%, and former Solsys unitholders will own approximately 36%, of the fully-diluted shares of New Misonix.

Approximately 12.5% of the shares issuable to the Solsys unitholders will be set aside in escrow for 15 months following the Closing to satisfy any post-closing purchase price adjustments and indemnification claims.

The following table provides an approximate amount of New Misonix common stock each holder will receive in exchange for one Solsys Common unit, Series A preferred unit, Series B preferred unit, Series C preferred unit, Series D preferred unit and Series E preferred unit at the completion of the transactions. The fractional share of New Misonix common stock issuable per Solsys unit is based on the closing price of Misonix common stock on May 24, 2019. Due to the allocation provisions in the Solsys Operating Agreement, the actual fractional share issuable per Solsys unit may differ based on the price of Misonix common stock at the completion of the transactions and the specific terms related to the units.

Solsys Units	New Misonix Common Stock Issuable Per Solsys Unit
Common units	0.05519
Series A preferred units	0.08313
Series B preferred units	0.06733
Series C preferred units	0.06733
Series D preferred units	0.07318
Series E preferred units	0.05972

Q:	Why are some shares of the New Misonix common stock issuable to Solsys unitholders in the Solsys Merger being held in escrow?

A:

At the closing of the transactions, New Misonix will withhold 712,886 shares of New Misonix common stock from the New Misonix share consideration and deposit such shares into an escrow account. These escrowed shares of New Misonix common stock will constitute security for the benefit of Misonix with respect to any amounts that may become due to Misonix in connection with successful claims of indemnification by Misonix under the merger agreement. On the 15-month anniversary of the closing of the transactions, any shares of New Misonix common stock remaining in the escrow account will be distributed to the Solsys unitholders pro rata in accordance with the Solsys operating agreement, subject to the maintenance of any necessary reserves for pending indemnification claims that have been made by Misonix but remain unresolved as of such date.

Q:	What indemnification obligations will I have as Solsys unitholder under the merger agreement upon completion of the transactions?

A:	Pursuant to the terms of the merger agreement, the Solsys unitholders are obligated to indemnify Misonix and hold it harmless from and against:

•	any breach of, or inaccuracy in, Solsys’ representations and warranties contained in the merger agreement;

•	any breach or non-fulfillment of Solsys’ covenants contained in the merger agreement;

•	any claim or allegation by a current or former holder of Solsys units brought in his, her or its capacity as a Solsys unitholder;

•	any claim for indemnification or reimbursement of expenses by any current officer, director or manager of Solsys relating to circumstances arising prior to the completion of the transactions; and

•	payment of any pre-closing taxes of Solsys or expenses of Solsys relating to the transactions.

On the 15-month anniversary of the completion of the transactions, any shares of New Misonix common stock remaining in the escrow account will be distributed to the Solsys unitholders pro rata in accordance with the Solsys operating agreement, subject to the maintenance of any necessary reserves for pending indemnification claims that have been made by Misonix but remain unresolved as of such date.

As the representative of the Solsys unitholders, among his other responsibilities, Greg Madden will be the only person authorized to defend against and settle any indemnification claims made by Misonix. For more information, see “The Agreement and Plan of Merger – Representative of the Solsys Unitholders” on page [●].

Q:	Are any Solsys unitholders subject to lock-up restrictions with respect to the shares of New Misonix common stock?

A:

Yes. For a period of 12 months following the closing of the transactions, any Solsys unitholder who receives at least 20,000 shares of New Misonix common stock in connection with the transactions is, subject to certain limited restrictions, prohibited from, directly or indirectly, taking any of the following actions without New Misonix’s consent:

•

pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant to purchase, lending, or otherwise transferring or disposing of any shares of New Misonix common stock acquired in connection with the transactions;

•

entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of New Misonix common stock acquired in connection with the transactions; or

•

publicly disclosing an intention to make any offer, sale, pledge or disposition, or to enter into any transactions, swap, hedge or other arrangement relating to any shares of New Misonix common stock acquired in the transactions.

In addition, concurrently with the execution of the merger agreement, Allan Staley, the current Solsys Chief Executive Officer, Linwood Staub, the current Solsys President and Chief Operating Officer, Dr. Arti Masturzo, the current Solsys Chief Medical Officer, and the holders of the Series E preferred units, 1315 Capital Solsys, Inc. and SV-Solsys Inc (collectively, the “Series E unitholders”), each entered into a lock-up agreement containing similar restrictions.

Q:	Which Solsys unitholders are entitled to execute and deliver written consents to approve the Solsys merger proposal?

A:

Holders of outstanding common units, Series A preferred units, Series B preferred units, Series C preferred units, Series D preferred units and Series E preferred units of Solsys are entitled to execute and deliver written consents to approve the Solsys merger proposal. As of the date of this joint proxy and consent solicitation statement/prospectus, there were 9,760,419.20 common units, 3,314,401.00 Series A preferred units, 8,764,740.80 Series B preferred units, 4,676,262.88 Series C preferred units, 0 Series D preferred units, and 50,647,565.30 Series E preferred units of Solsys issued and outstanding and entitled to execute and deliver written consents with respect to the approval of the Solsys merger proposal (collectively, the “voting Solsys units”).

Q:	What Solsys unitholder consent is required to approve the Solsys merger proposal?

A:

Approval of the Solsys merger proposal requires the consent of members of Solsys owning more than (A) 55% of the outstanding Solsys Series E preferred units, consenting separately as a single class and (B) 50% of Solsys’ common units, Series A preferred units, Series B preferred units, Series C preferred units and Series D preferred units, on an aggregate basis, consenting as a single class.

Q:	What options do I as a Solsys unitholder have with respect to the Solsys merger proposal?

A:

With respect to the voting Solsys units that you hold, you may execute a written consent to approve the Solsys merger proposal. If you fail to execute and return your written consent, it has the same effect as voting against the Solsys merger proposal.

Q:	Are there any support agreements entered into by Solsys unitholders that I should be aware of?

A:

Yes, as a condition to Misonix’s willingness to enter into the merger agreement, simultaneously with the execution of the merger agreement, certain Solsys unitholders, holding 100% of the outstanding Solsys Series E preferred units and approximately 13.49% of the outstanding Solsys common units, Series A preferred units, Series B preferred units, Series C preferred units and Series D preferred units, taken together as a single class, entered into a support agreement with Misonix (the “Solsys Support Agreement”), pursuant to which such Solsys unitholders agreed to, among other things and subject to the terms of the Solsys Support Agreement, vote or consent to the approval of the merger agreement, the consummation of the Solsys Merger and the other transactions contemplated by the merger agreement to which Solsys is a party. Additionally, the Series E unitholders further agreed to purchase their respective pro rata portion of new Solsys units issued in the Solsys equity offering that is a condition to the mergers, and to purchase any Solsys units that are not subscribed for by other Solsys unitholders, up to a total of $2,000,000 each.

Q:	Can I as a Solsys unitholder dissent and require appraisal of my Solsys units?

A:

No. There are no statutory or contractual rights of appraisal, dissenters’ rights or similar remedies available to those unitholders of Solsys who dissent from any matter to be approved though the written consent.

Q:	What are the material U.S. federal income tax consequences of the Solsys Merger to holders of Solsys membership interests?

A:

Misonix and Solsys each intend that, subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Mergers,” (i) the Solsys Merger taken together with the Misonix Merger will qualify as a transaction described in Section 351 of the Code, (ii) with respect to the Series E unitholders of Solsys, the Solsys Merger taken together with the liquidation of the Series E unitholders of Solsys will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (iii) U.S. holders of Solsys membership interests and the owners of stock of the Series E unitholders of Solsys will not recognize gain or loss upon the exchange of their Solsys membership interests (or their stock of the Series E unitholders of Solsys) for New Misonix common stock in the Solsys Merger (and the liquidation of the Series E unitholders of Solsys). For a more detailed summary of the material U.S. federal income tax consequences of the mergers, see “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page [●].

Q:	How do I as a Solsys unitholder return my written consent?

A:

You may return your signed written consent to Solsys by emailing a “.pdf” copy of your written consent to astaley@solsysmedical.com or by mailing your signed written consent to Solsys at 11830 Canon Blvd., Suite A, Newport News, VA 23606, Attn: Allan Staley, CEO.

Q:	What is the deadline for returning Solsys written consents?

A:

[●], 2019 is the final date for receipt of written consents. Solsys reserves the right to extend the final date for receipt of written consents beyond [●], 2019. Any such extension may be made without notice to you.

Q:	Can I as a Solsys unitholder change or revoke my written consent?

A:

Yes. You may change or revoke your consent to the approval of the Solsys merger proposal, subject to any contractual obligation you may have, at any time prior to [●], 2019 or, if earlier, at any time before the consents of a sufficient number of voting Solsys units to approve the Solsys merger proposal, have been delivered to Solsys. If you wish to change or revoke your consent before that time, you may do so by emailing a “.pdf” copy of such change or revocation to astaley@solsysmedical.com or by mailing such change or revocation to Solsys at 11830 Canon Blvd., Suite A, Newport News, VA 23606 Attn: Allan Staley, CEO.

Q:	What rights will I have as a New Misonix shareholder following the completion of the Solsys Merger?

A:

Solsys is a Delaware limited liability company. In contrast, New Misonix is a Delaware corporation. Consequently, as a shareholder of New Misonix following the completion of the Solsys Merger, you will have different rights as a New Misonix shareholder than you currently do as a Solsys unitholder. For a comparison of shareholder rights for a Delaware corporation versus rights as a Solsys unitholder, please see “Comparison of Shareholder Rights” on page [●].

Q:	Are there any risks that I should consider as a Solsys unitholder?

A:

Yes. There are risks associated with all business combinations, including the proposed transactions. There are also risks associated with the combined company’s business and the ownership of shares of the combined company’s common stock. We have described certain of these risks and other risks in more detail under “Risk Factors” beginning on page [●].

Q:	What is the recommendation of the board of managers of Solsys?

A:

Solsys’ board of managers has approved the transfer of Solsys units and/or equity interests of Solsys as contemplated by the merger agreement, has approved the merger agreement, the execution and delivery of the merger agreement and, subject to receipt of the requisite approval of the Solsys unitholders, the consummation of the Solsys Merger and the other transactions contemplated by the merger agreement to which Solsys is a party and the performance of Solsys’ obligations under the merger agreement.

The board of managers of Solsys makes no recommendation as to whether you should execute a written consent approving the Solsys merger proposal. You must make your own decision with respect to the Solsys merger proposal.

Q:	What will happen if the Solsys merger proposal is not approved?

A:

As a condition to the completion of the transactions, Solsys unitholders must approve the Solsys merger proposal. If Solsys unitholders do not approve the Solsys merger proposal, the Solsys Merger and related transactions will not be completed.

Q:	What do I, as Solsys unitholder, need to do now?

A:

Carefully read and consider the information contained in and incorporated by reference into this joint proxy and consent solicitation statement/prospectus, including its annexes. You may return your written consent to Solsys by emailing a “.pdf” copy of your written consent to astaley@solsysmedical.com or by mailing your written consent to Solsys at 11830 Canon Blvd., Suite A, Newport News, VA 23606, Attn: Allan Staley, CEO. You must send your written consent by [●], 2019, which is the final date for receipt of written consents. Solsys reserves the right to extend the final date for receipt of written consents beyond [●], 2019. Any such extension may be made without notice to you.

Q:	Who can help answer my questions as a Solsys unitholder?

A:

Solsys unitholders who have questions about the merger agreement, the Solsys Merger, or the matters to be approved through the consent solicitation or desire additional copies of this joint proxy and consent solicitation statement/prospectus or a replacement written consent should contact Solsys at:

11830 Canon Blvd., Suite A

Newport News, VA 23606, Attn: Allan Staley

Telephone: (877) 222-2681

Q:	What happens if the Solsys merger proposal is approved by Solsys unitholders?

A:

If the requisite Solsys unitholders approve the Solsys merger proposal, Solsys will work with Misonix to complete the transactions. The completion of the transactions requires approval of Misonix shareholders of the Merger Proposal and the Misonix Share Issuance Proposal. If both of the proposals are approved by the requisite percentage of shareholders, then the parties will work towards the completion of the transactions, including satisfying the other closing conditions pursuant to the merger agreement. Once all the closing conditions are satisfied, the parties will complete the Solsys Merger. For more information, see “The Agreement and Plan of Merger – Conditions to the Completion of the Transactions” on page [●].

Additionally, if the requisite Solsys unitholders approve the Solsys merger proposal, then, pursuant to the terms of the merger agreement, the Solsys unitholders will have irrevocably appointed Greg Madden as their proxy and representative to act on their behalf to do all things and execute and deliver any documents that may be necessary or appropriate to consummate the transactions. As the representative of the Solsys unitholders, among his other responsibilities, Greg Madden will be the only person authorized to defend against and settle any indemnification claims made by Misonix. For more information, see “The Agreement and Plan of Merger – Representative of the Solsys Unitholders” on page [●].

SUMMARY OF THE TRANSACTIONS

This summary highlights selected information contained elsewhere in this joint proxy and consent solicitation statement/prospectus and may not contain all the information that may be important to you. Accordingly, we encourage you to read this joint proxy and consent solicitation statement/prospectus carefully and in its entirety, including its annexes and the documents incorporated by reference into this joint proxy and consent solicitation statement/prospectus. The page references have been included in this summary to direct you to a more complete description of the topics presented below. See also the section entitled “Where You Can Find More Information” beginning on page [●].

References to “Misonix” are references to Misonix, Inc. References to “Solsys” are references to Solsys Medical, LLC. References to “we” or “our” and other first person references in this joint proxy and consent solicitation statement/prospectus refer to both Misonix and Solsys, before completion of the transactions. References to “New Misonix” or the “combined company” are references to the new holding company of which Misonix and Solsys will be wholly owned subsidiaries following the completion of the transactions. References to the “transactions,” unless the context requires otherwise, mean the transactions contemplated by the merger agreement, taken as a whole.

Parties to the Transactions (Page [●])

Misonix, Inc.

Misonix, Inc. (“Misonix”) is a New York corporation based in Farmingdale, New York. Misonix designs, manufactures and markets minimally invasive therapeutic ultrasonic medical devices. Misonix’s products enhance commercial outcomes and provide value to its customers and patients. Misonix believes that its current focus products have the ability to become the standard of care and provide Misonix with a growing revenue stream.

Misonix common stock is traded on the Nasdaq under the trading symbol “MSON.” Misonix’s principal executive office is located at 1938 New Highway, Farmingdale, New York, 11735, its telephone number is: (631) 694-9555 and its website is located at www.misonix.com.

Additional information about Misonix and its subsidiaries is included in the documents incorporated by reference into this joint proxy and consent solicitation statement/prospectus. See “Where You Can Find More Information” beginning on page [●].

Solsys Medical, LLC

Solsys Medical, LLC (“Solsys”) is a Delaware limited liability company that was formed in 1999. Solsys is a privately held advanced wound care company focused on the skin substitute sub-market of the advanced wound care market. Solsys is the exclusive marketer and distributor of TheraSkin® in the U.S., through an agreement with Skin and Wound Allograft Institute, Inc. (“SWAI”), a wholly-owned subsidiary of LifeNet Health. We refer to SWAI and LifeNet Health as “LifeNet.” Solsys owns the TheraSkin® brand name, which was commercially launched in January 2010. TheraSkin is a biologically active human skin allograft which has all of the relevant characteristics of human skin, including living cells, growth factors, and a collagen matrix, needed to heal wounds. TheraSkin jumpstarts the healing of stalled chronic wounds, and is an alternative to human autograft, which is considered to be the gold standard for permanent wound closure. TheraSkin is derived from human skin tissue from consenting and highly screened donors and is manufactured by LifeNet.

Solsys’ principal executive office is located at 11830 Canon Boulevard, Suite A, Newport News, VA 23606, its telephone number is: (877) 222-2681 and its website is located at www.solsysmedical.com

For additional information about Solsys, see the sections titled “Business of Solsys” beginning on page [●], “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Solsys” beginning on page [●], and the historical financial statements of Solsys and the related notes thereto beginning on page [●].

New Misonix, Inc.

New Misonix, Inc., a Delaware corporation (“New Misonix”) is a direct, wholly owned subsidiary of Misonix that was formed solely for the purpose of entering into the merger agreement and effecting the transactions. It has not engaged in any business and has no material assets. Pursuant to the holding company reorganization and other transactions contemplated by the merger agreement, New Misonix will become the new public parent company of Misonix. Following completion of the transactions, New Misonix will be renamed “Misonix, Inc.” and New Misonix common stock will be listed on the Nasdaq Global Market under Misonix’s ticker symbol “MSON.”

New Misonix’s office is located at 1938 New Highway, Farmingdale, New York, 11735, and its telephone number is: (631) 694-9555.

Motor Reincorp, Sub One, Inc.

Motor Reincorp, Sub One, Inc., which we refer to as “Merger Sub One,” is a New York corporation and a direct, wholly owned subsidiary of New Misonix. Merger Sub One was formed solely for the purpose of consummating the merger of Merger Sub One with and into Misonix, as provided for in the merger agreement. Merger Sub One has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

Merger Sub One’s office is located at 1938 New Highway, Farmingdale, New York, 11735, and its telephone number is: (631) 694-9555.

Surge Sub Two, LLC

Surge Sub Two, LLC, which we refer to as “Merger Sub Two,” is a Delaware limited liability company and a direct, wholly owned subsidiary of New Misonix. Merger Sub Two was formed solely for the purpose of consummating the merger of Merger Sub Two with and into Solsys, as provided for in the merger agreement. Merger Sub Two has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

Merger Sub Two’s office is located at 1938 New Highway, Farmingdale, New York, 11735, and its telephone number is: (631) 694-9555.

The Transactions (Page [●])

On May 2, 2019, Misonix entered into the merger agreement with Solsys, Merger Sub One, Merger Sub Two, New Misonix and Greg Madden, solely in his capacity as the representative of the Solsys unitholders. The merger agreement provides for a business combination of Misonix and Solsys by means of a two-step merger process. As a result of the Misonix Merger and the Solsys Merger, Misonix’s and Solsys’ respective businesses will be owned by New Misonix.

In the Misonix Merger, Merger Sub One will merge with and into Misonix. The Solsys Merger will occur immediately following the Misonix Merger. In the Solsys Merger, Merger Sub Two will merge with and into Solsys.

In the Misonix Merger, each outstanding share of Misonix common stock will automatically be converted into one share of New Misonix common stock. In the Solsys Merger, each outstanding Solsys unit, equity appreciation right and profits interest will be converted into the right to receive shares of New Misonix common stock. The aggregate number of shares of New Misonix common stock to be issued to former Solsys unitholders in the transactions will represent approximately 36% of the outstanding shares of New Misonix common stock, calculated on a fully-diluted basis, immediately following the completion of the transactions approximately 12.5% of the shares issuable to the Solsys unitholders will be set aside in escrow for 15 months following the Closing to satisfy any post-closing purchase price adjustments and indemnification claims.

Each share of New Misonix common stock will be issued in accordance with, and subject to the rights and obligations of, the Certificate of Incorporation of New Misonix. Misonix is a New York corporation. Solsys is a Delaware limited liability company. In contrast, New Misonix is a Delaware corporation. Consequently, following the completion of the transactions, New Misonix shareholders will have different rights than Misonix shareholders and Solsys unitholders. The difference in shareholder rights of a New York corporation, a Delaware limited liability company and a Delaware corporation are discussed on page [●].

The New Misonix Charter Amendments Proposal, if approved by an affirmative vote of holders of two-thirds of the outstanding Misonix common stock, will change the rights of New Misonix shareholders in the following manner:

1.

dividing the New Misonix board into three classes with staggered three-year terms and, in connection therewith, providing that directors of New Misonix can only be removed by shareholders of New Misonix for cause upon the vote of holders of two-thirds of outstanding shares;

2.	providing that shareholder actions must be taken at a meeting and not by written consent;

3.

authorizing an amendment of the New Misonix Bylaws by holders of a majority of the outstanding shares, provided that a vote of holders of two-thirds of the outstanding shares would be required to amend the New Misonix Bylaws if the amendment was not approved by a majority of the New Misonix board;

4.	prohibiting shareholders from calling special meetings; and

5.	mandating that the Court of Chancery of the State of Delaware shall be the exclusive forum for various actions that may be brought against New Misonix, its officers, or directors.

Upon completion of the transactions, New Misonix will be re-named Misonix, Inc. and its common stock will be listed for trading on the Nasdaq under Misonix’s current ticker symbol, “MSON.” It is currently expected that the former Misonix shareholders will hold approximately 64%, and the former Solsys unitholders will hold approximately 36%, of the outstanding shares of New Misonix common stock, calculated on a fully-diluted basis, immediately following the completion of the transactions approximately 12.5% of the shares issuable to the Solsys unitholders will be set aside in escrow for 15 months following the Closing to satisfy any post-closing purchase price adjustments and indemnification claims. The structure of the transactions is depicted below:

Step 1: Misonix Merger	Step 2: Solsys Merger

Resulting Structure

Misonix and Solsys chose not to structure the transactions as a merger of Solsys directly into Misonix to facilitate the parties’ business objectives, including in order to (i) operate Misonix and Solsys as separate direct wholly-owned subsidiaries of New Misonix, (ii) incorporate New Misonix as a Delaware corporation rather than a New York corporation and (iii) comply with the respective covenants of each of Misonix’s and Solsys’ credit facilities and indentures.

Misonix’s Reasons for the Transactions and Recommendation of Misonix’s Board (Page [●])

The Misonix board has determined that the merger agreement, the Misonix Merger, the issuance of shares of New Misonix common stock in the Solsys Merger and the transactions are advisable, fair to, and in the best interests of, Misonix and Misonix’s shareholders. Following the execution of the merger agreement, the Misonix board determined that the New Misonix Charter Amendments Proposal is in the best interests of Misonix shareholders. The Misonix board recommends that holders of Misonix common stock vote “FOR” the Misonix Merger Proposal, “FOR” the Misonix Share Issuance Proposal, “FOR” the New Misonix Charter Amendments Proposal and “FOR” the Misonix Adjournment Proposal.

The Misonix board considered many factors in making its determination that the merger agreement and the transactions are advisable, fair to and in the best interests of Misonix and Misonix’s shareholders. For a more complete discussion of these factors, see “The Transactions – Misonix’s Reasons for the Transactions and Recommendation of the Misonix Board” beginning on page [●].

Solsys’ Reasons for the Transactions (Page [●])

Solsys’ board of managers adopted resolutions approving the transfer of Solsys units and/or equity interests of Solsys as contemplated by the merger agreement and approving the merger agreement, the execution and delivery of the merger agreement and, subject to receipt of the requisite approval of the members of Solsys, the consummation of the Solsys Merger and the other transactions contemplated by the merger agreement to which Solsys is a party and the performance of Solsys’ obligations under the merger agreement. In adopting such resolutions, the Solsys board of managers considered many factors, consulted with Solsys’ senior management and legal advisors, reviewed a significant amount of information and considered a number of factors. For a more complete discussion of these factors, see “The Transactions – Solsys’ Reasons for the Transactions and Recommendation of the Solsys Board” beginning on page [●].

The board of managers of Solsys makes no recommendation whether or not holders of outstanding voting Solsys units should execute written consents approving the Solsys merger proposal. Holders of outstanding voting Solsys units must make their own decision with respect to the Solsys merger proposal.

Opinion of Misonix’s Financial Advisor (Page [●])

In connection with the transactions, Misonix’s financial advisor, BRG Valuation Services, LLC, which we refer to as “BRG,” delivered a written opinion, dated May 2, 2019, to the Misonix board as to the fairness, from a financial point of view and as of such date, to holders of Misonix common stock of the Solsys Merger Consideration to be issued by New Misonix in the Solsys Merger. For purposes of BRG’s opinion, the term “Solsys Merger Consideration” means the aggregate of 5,703,082 shares of New Misonix common stock to be issued to former Solsys unitholders in the Solsys Merger. The full text of BRG’s written opinion, dated May 2, 2019, is attached as Annex C to this joint proxy and consent solicitation statement/prospectus and sets forth, among other things, the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken by BRG in connection with its opinion. BRG delivered its opinion to the Misonix board for the benefit, information and assistance of the Misonix board (in its capacity as such) in connection with and for purposes of its evaluation of the transactions. BRG’s opinion addressed only the Solsys Merger Consideration from a financial point of view and did not address any other aspect of the transactions or any related transactions. BRG’s opinion also did not address the underlying business decision of the Misonix board, Misonix, its security holders or any other party to proceed with or effect the transactions or related transactions or the relative merits of the transactions or related transactions as compared to any alternative business strategies that might be available to Misonix or any other party or the effect of any transactions in which Misonix might engage. Under the terms of its engagement, BRG has acted as an independent contractor, not as a fiduciary. BRG does not express any opinion and does not make any recommendation to any shareholder of Misonix as to how such shareholder should vote or act with respect to any proposal to be voted upon in connection with the transactions or any related transactions.

Historical Misonix Share Information (Page [●])

Shares of Misonix common stock currently trade on the Nasdaq under the symbol “MSON.” There were 587 holders of record of Misonix common stock at the close of business on May 28, 2019. See “Comparative Historical and Unaudited Pro Forma Per Share and Per Unit Information – Historical Misonix Share Information” beginning on page [●].

Historical Solsys Unit Information (Page [●])

Solsys, as a private company, does not have historical sale price data. Solsys has not historically paid dividends. See “Comparative Historical and Unaudited Pro Forma Per Share and Per Unit Information – Historical Solsys Unit Information” beginning on page [●].

Description of the Merger Agreement (Page [●])

Conditions to the Completion of the Transactions

As more fully described in this joint proxy and consent solicitation statement/prospectus and as set forth in the merger agreement, the completion of the transactions depends on a number of conditions being satisfied or waived. These conditions include:

•	the absence of any order or other action of any governmental entity or law in effect preventing the consummation of the transactions;

•

the SEC has declared the registration statement on Form S-4 of which this joint proxy and consent solicitation statement/prospectus forms a part to be effective, and no stop order suspending its effectiveness has been issued;

•	the required approvals of the Misonix shareholders and the Solsys unitholders have been obtained;

•	the shares of New Misonix common stock to be issued in connection with the transactions have been approved for listing on the Nasdaq, subject to an official notice of issuance;

•

the accuracy of the representations and warranties of each party (with certain exceptions for inaccuracies that are de minimis or would not reasonably be expected to have a material adverse effect on the party making such representations and warranties) and receipt of an officer’s certificate to that effect;

•

the performance in all material respects by each party of all obligations required to be performed by it prior to the consummation of the transactions and receipt of an officer’s certificate to that effect;

•

subject to certain exceptions, no fact, change, event, development, condition, occurrence, circumstance, state of facts or effect has occurred since May 2, 2019, that (i) is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, financial condition, assets, liabilities or results of operations of either Solsys, on the one hand, or Misonix and its subsidiaries (taken as a whole), on the other hand, or (ii) would, individually or in the aggregate, prevent or materially impair or materially delay beyond November 2, 2019, the ability of Misonix or Solsys to consummate the mergers or the other transactions, and the receipt of an officer’s certificate to that effect;

In addition to the above conditions, Misonix’s obligation to complete the transactions are subject to the satisfactions or waiver the each of the following conditions:

•	the employment agreements, the non-compete agreements and the lock-up agreements are in effect (for a further description of these agreements, see “Ancillary Agreements” beginning on page [●]);

•	the directors and officers of Solsys have delivered resignations, effective as of the closing of the transactions;

•	Solsys has consummated an offering of its equity interests in exchange for at least $4,000,000 in new capital;

•	Solsys has amended its credit agreement with its lender to, among other things, further increase the borrowing capacity of New Misonix, Misonix and Solsys under the credit agreement by an additional

$5,000,000, modify the interest rate payable thereunder and amend certain other covenants and terms thereof, and the new financing to be provided pursuant to the amendment has been funded (for a further description, see “The Transactions – Financing Related to the Transactions” beginning on page [●]);

•

either the obligations owing under Solsys’ financing agreement with Silicon Valley Bank have been paid in full and the related loan documents have been terminated, or Silicon Valley Bank, as lender, has agreed to continue its financing on terms and conditions acceptable to Misonix;

•

Solsys’ agreement with its supplier, LifeNet, has not been revoked or otherwise terminated and the supplier has provided a certification to Misonix that stating that Solsys is not, and has not, been in breach of its supply agreement with LifeNet and that no event has occurred that would cause the term of such supply agreement to end prior to October 26, 2027 (for a further description of Solsys’ agreement with its supplier, see “Business of Solsys – Dependence on LifeNet” beginning on page [●]);

•

no legal proceeding has been commenced against Misonix, New Misonix or either merger subsidiary, which, if determined adverse to Misonix, New Misonix or either merger subsidiary, would prevent the consummation of the transactions; and

•	third-party consents under certain material contracts have been obtained.

Misonix and Solsys cannot be certain when, or if, the conditions to the merger agreement will be satisfied or waived, or whether the transactions will be completed. If permitted under applicable law, either of Misonix or Solsys may waive a condition for its own benefit and consummate the transactions even though one or more of these conditions has not been satisfied. Any determination whether to waive any condition will be made by Misonix or Solsys at the time of such waiver based on the facts and circumstances as they exist at that time. In the event that a condition to the merger agreement is waived, Misonix and Solsys, as applicable, currently intend to evaluate the materiality of any such waiver and its effect on Misonix’s shareholders or Solsys’ unitholders, as applicable, in light of the facts and circumstances at the time to determine whether any re-solicitation of proxies is required in light of such waiver.

No Solicitation

As more fully described in this joint proxy and consent solicitation statement/prospectus and as set forth in the merger agreement, Solsys and its affiliates and representatives may not solicit, initiate or take any action to facilitate or encourage or induce the making of, submission, or announcement of, any inquiries or any proposal or offer from any person related to an alternative acquisition of Solsys or take any action that could reasonably be expected to lead to any such inquiries or the making of any such proposal or offer from any person.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the completion of the transactions:

•	by mutual written consent of Misonix and Solsys;

•	by either Misonix or Solsys, by written notice to the other party:

(i)	if any governmental entity has enacted a law, issued an order, or taken any other action permanently prohibiting the transactions, which law, order or other action has become final and non-appealable;

(ii)

if the mergers are not consummated on or before November 2, 2019, provided that the party utilizing this right of termination must not have materially breached any representation, warranty, covenant or agreement of the merger agreement in a manner that was the principal cause of the failure of the mergers to be consummated timely;

(iii)	if the required approvals of the Misonix shareholders are not obtained; or

(iv)	if the required approvals of the Solsys unitholders are not obtained prior to convening the Misonix special meeting;

•	by Misonix, if:

(i)	none of Misonix, New Misonix, or the merger subsidiaries is in material breach of any of their respective representations, warranties, covenants or agreements in the merger agreement; and

(ii)

Solsys is in breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement that would cause the closing conditions not to be satisfied, and such breach is either (A) not capable of being cured prior to the November 2, 2019 or (B) if curable, is not cured within the earlier of (1) 15 business days after notice by Misonix to Solsys of such breach and (2) October 31, 2019; or

•	by Solsys, if:

(i)	Solsys is not in material breach of any of its representations, warranties, covenants or agreements in the merger agreement; and

(ii)

Misonix, New Misonix or either merger subsidiary is in breach of any of its respective representations, warranties, covenants or agreements set forth in the merger agreement that would cause the closing conditions not to be satisfied, and such breach is either (A) not capable of being cured prior to the November 2, 2019 or (B) if curable, is not cured within the earlier of (1) 15 business days after notice by Solsys to Misonix of such breach and (2) October 31, 2019.

For more information about the merger agreement, see “The Agreement and Plan of Merger – Description of the Merger Agreement,” beginning on page [●].

Listing of New Misonix common stock (Page [●])

New Misonix intends to apply to list the shares of New Misonix common stock to be issued to the shareholders of Misonix in the Misonix Merger and to the shareholders of Solsys in the Solsys Merger on the Nasdaq under the symbol “MSON.”

Description of the Support Agreements (Page [●])

As a condition to Misonix’s willingness to enter into the merger agreement, simultaneously with the execution of the merger agreement, certain unitholders of Solsys, holding 100% of the outstanding Solsys Series E preferred units and approximately 13.49% of the outstanding Solsys common units, Series A preferred units, Series B preferred units, Series C preferred units and Series D preferred units, taken together as a single class, entered into a support agreement with Misonix, pursuant to which such Solsys unitholders agreed to, among other things and subject to the terms thereof, vote or consent to the approval of the merger agreement, the consummation of the Solsys Merger and the other transactions contemplated by the merger agreement to which Solsys is a party. Additionally, the Series E unitholders further agreed to purchase their respective pro rata portion of new Solsys units issued in the Solsys equity offering that is a condition to the mergers, and to purchase any Solsys units that are not subscribed for by other Solsys unitholders up to a total of $2,000,000 each.

As a condition to Solsys’ willingness to enter into the merger agreement, simultaneously with the execution of the merger agreement, certain shareholders of Misonix, holding approximately 18.6% of the issued and outstanding shares of Misonix common stock, entered into a support agreement with Misonix, pursuant to which such Misonix shareholders agreed to, among other things and subject to the terms thereof, vote in favor of the issuances of New Misonix common stock in connection with the mergers and approval of the merger agreement, the consummation of the Misonix Merger and the other transactions contemplated by the merger agreement to which Misonix is a party.

Financing Relating to the Transactions (Page [●])

Pursuant to the merger agreement, Solsys and Misonix agreed to use commercially reasonable efforts to provide each other such cooperation in connection with the financing relating to the transactions as may be reasonably requested by the other party. On May 2, 2019, in connection with signing the merger agreement, Misonix entered into a binding commitment letter, which we refer to as the “debt commitment,” with SWK Holdings Corporation, or SWK, for a commitment with respect to financing the operations of the combined company following the consummation of the transactions. The financing under the debt commitment, the availability of which is contingent on the satisfaction of certain conditions, including the completion of the transactions, provides for, among other things, (i) joining New Misonix as a co-borrower under the Solsys Credit Agreement (as defined herein), (ii) extending the maturity date of thereof, (iii) providing an additional $5 million of term loans thereunder, subject to certain conditions, (iv) modifying the interest rates and prepayment fees payable thereunder and (v) modifying the financial covenants thereunder. See “The Transactions – Financing Related to the Transactions” beginning on page [●].

The merger agreement requires Solsys to use commercially reasonable efforts to consummate the offering of newly issued units of Solsys in exchange for at least $4,000,000 in new capital contributed to Solsys in the Solsys equity offering. The completion of the Solsys equity offering is a condition to the completion of the transactions. Pursuant to the merger agreement, Solsys intends to offer and sell, in a private placement to existing eligible holders of Solsys units, new Series E preferred units with an aggregate value of at least $4,000,000. Additionally, the Series E unitholders, further agreed to purchase their respective pro rata portion of the Series E preferred units issued in the Solsys equity offering and to purchase any Solsys Series E preferred units that are not subscribed for by other Solsys unitholders, up to a total of $2,000,000 each. The proceeds from the Solsys equity offering will be used by the combined company for working capital. At the effective time of the Solsys Merger, the Series E preferred units issued in connection with the Solsys equity offering will be exchanged for shares of New Misonix common stock in the Solsys Merger.

Material U.S. Federal Income Tax Consequences of the Mergers (Page [●])

Misonix and Solsys each intend that, subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Mergers,” (i) the Misonix Merger will qualify as a transaction described in Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code, (ii) the Solsys Merger taken together with the Misonix Merger will qualify as a transaction described in Section 351 of the Code, (iii) with respect to the Series E unitholders of Solsys, the Solsys Merger taken together with the liquidation of the Series E unitholders of Solsys will qualify as a transaction described in Section 368(a)(1)(C) of the Code, and (iv) U.S. holders of Misonix common stock and Solsys membership interests and the owners of stock of the Series E unitholders of Solsys will not recognize gain or loss upon the exchange of their Misonix common stock or Solsys membership interests (or their stock of the Series E unitholders of Solsys) for New Misonix common stock in the Misonix Merger or Solsys Merger (and the liquidation of the Series E unitholders of Solsys). For a more detailed summary of the material U.S. federal income tax consequences of the mergers, see “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page [●].

Management of New Misonix (Page [●])

Upon the completion of the transactions, the New Misonix board will comprise five members, three of whom will be designated by Misonix and two of whom will be designated by Solsys. Solsys has designated

Michael Koby and Paul LaViolette to serve on the New Misonix board. Misonix has not yet determined which of its current directors will continue to serve on the New Misonix board. The current officers of Misonix will hold the same position and title at New Misonix as they currently hold at Misonix, including that Mr. Stavros Vizirgianakis, will become the Chief Executive Officer of New Misonix, Mr. Joseph Dwyer, will become the Chief Financial Officer of New Misonix and Ms. Sharon Klugewicz will become the Chief Operating Officer of New Misonix. Pursuant to the terms of employment agreements entered into concurrently with the merger agreement, upon the completion of the transactions, Mr. Allan Staley, the current Chief Executive Officer of Solsys, will serve as the President of New Misonix, Mr. Linwood Staub, the current President and Chief Operating Officer of Solsys, will serve as the Senior Vice President of New Misonix and Dr. Arti Masturzo, the current Chief Medical Officer of Solsys, will serve as the Chief Medical Officer of New Misonix.

For a further description of the governance of New Misonix following the completion of the transactions, see “Description of New Misonix’s Capital Stock” beginning on page [●], “Comparison of Shareholders Rights” beginning on page [●] and “Management of New Misonix” beginning on page [●].

Interests of Misonix’s Directors and Officers in the Transactions (Page [●])

In considering the recommendation of the Misonix board, Misonix shareholders should be aware that some of the directors and executive officers of Misonix may have interests in the transactions that are different from, or are in addition to, the interests of Misonix’s shareholders generally. The Misonix board was aware of these interests during their discussions on the fairness and merits of the transactions. These interests include their designation as directors or executive officers of New Misonix following the completion of the transactions. For a description of the treatment of equity awards held by directors and executive officers of Misonix in the transactions, see “The Agreement and Plan of Merger – Description of the Merger Agreement – Treatment of Misonix Stock Options and Other Stock-Based Awards” beginning on page [●]. For additional information on the interests of Misonix’s Directors and officers in the transactions, see “Interests of Misonix’s Directors and Officers in the Transactions.”

Interests of Solsys Board of Managers and Executive Officers in the Transactions (Page [●])

In considering whether to consent to the Solsys merger proposal, Solsys unitholders should be aware that certain of Solsys’ executive officers and managers may have interests in the transactions that are different from, or in addition to, those of Solsys’ unitholders generally. These interests may present such executive officers and managers with actual or potential conflicts of interest. The Solsys Board of Managers was aware of these interests during its deliberations on the merits of the transactions. For additional information on the interests of Solsys’ managers and executive officers in the transactions, see “The transactions – Interests of Solsys’ Managers and Executive Officers in the transactions.”

Voting by Misonix’s Directors and Executive Officers (Page [●])

As of the record date, the directors and executive officers of Misonix beneficially owned, in the aggregate, [●] shares (or approximately [●]%) of the Misonix common stock. For additional information regarding the votes required to approve the proposals to be voted on at the Misonix special meeting, see “The Misonix Special Meeting – Vote Required” beginning on page [●]. The directors and executive officers of Misonix have informed Misonix that they currently intend to vote all of their shares of Misonix common stock in favor of the Misonix Merger Proposal, the Misonix Share Issuance Proposal, the New Misonix Charter Amendments Proposal and the Misonix Adjournment Proposal. In addition, pursuant to the Misonix support agreement, certain executive officers of Misonix, who collectively hold approximately 18.6% of the outstanding shares of Misonix common stock, agreed to, among other things and subject to the terms and conditions thereof, vote their shares in favor of the Misonix Merger Proposal, the Misonix Share Issuance Proposal, and the Misonix Adjournment Proposal. For

additional information regarding the Misonix support agreement, see “Ancillary Agreements – Description of the Support Agreements” beginning on page [●].

Voting by Solsys’ Managers and Executive Officers (Page [●])

As of the date of this joint proxy and consent solicitation statement/prospectus, the managers and executive officers of Solsys collectively owned and were entitled to execute and deliver written consents with respect to 3,515,726.20 common units, 187,254.40 Series B preferred units and 124,836.15 Series C preferred units of Solsys, which represent, in the aggregate, approximately 14.44% of the combined voting power of the holders of common units, Series A preferred units, Series B preferred units, Series C preferred units and Series D preferred units. The managers and executive officers of Solsys have informed Solsys that they currently intend to execute consents approving the Solsys merger proposal. For additional information regarding the consents required to approve the Solsys merger proposal, see “The Solsys Solicitation of Written Consents – Consents; Required Consents” beginning on page [●].

In addition, pursuant to the Solsys Support Agreement, Solsys unitholders holding 100% of the outstanding Solsys Series E preferred units and executive officers and managers holding approximately 13.49% of the outstanding Solsys common units, Series A preferred units, Series B preferred units, Series C preferred units and Series D preferred units, taken together as a single class, agreed to, among other things and subject to the terms of the Solsys Support Agreement, vote or consent to the approval of the Solsys merger proposal. For additional information regarding the Solsys Support Agreement, see “Ancillary Agreements – Description of the Solsys Support Agreement” beginning on page [●].

Appraisal Rights (Page [●])

Misonix shareholders will not have appraisal rights under the New York Business Corporation Law with respect to the Misonix Merger. Solsys unitholders will not have appraisal rights under the Delaware Limited Liability Company Act with respect to the Solsys Merger. Misonix shareholders and Solsys unitholders are encouraged to review the “Comparison of Rights” section beginning on page [●], for a more complete discussion and additional information on how their rights will change as a result of New Misonix’s formation as a Delaware corporation, including if the New Misonix Charter Amendments Proposal is approved by Misonix’s shareholders.

Regulatory Approvals (Page [●])

Misonix and Solsys have agreed to use their respective commercially reasonable efforts to obtain from any governmental entities any approvals that may be required in connection with the transactions. Misonix and Solsys have determined that no material filings, including any filings under the Hart-Scott-Rodino Antitrust Improvements Act, are required to be made with any governmental entities will be required in connection with the transactions. For additional information regarding the regulatory approvals, see “The Transactions – Regulatory Approvals Required for the Transactions” beginning on page [●].

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF MISONIX

Misonix is providing you with the following summary historical consolidated financial information to assist you in your analysis of the financial aspects of the transactions. Misonix derived (i) the financial information as of and for the fiscal years ended June 30, 2018 and 2017 from its historical audited consolidated financial statements and related notes for the fiscal years then ended and (ii) the financial information as of and for the nine months ended March 31, 2019 and 2018 from its unaudited consolidated financial statements and related notes which include, in the opinion of Misonix’ s management, all normal and recurring adjustments that are considered necessary for the fair statement of the results for such interim periods and dates. The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of Misonix for the fiscal years ended June 30, 2018 and 2017 and the nine months period ended March 31, 2019 and 2018 and the related notes, as well as the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Misonix’s annual report on Form 10-K for the year ended June 30, 2018 and quarterly report on Form 10-Q for the nine months ended March 31, 2019 that Misonix previously filed with the SEC and that are incorporated by reference into this joint proxy and consent solicitation statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page [●]. The historical results presented are not necessarily indicative of results to be expected in any future period.

	Year Ended June 30,
(in millions, except share and per share data)	2018	2017
Statements of operations data:
Total revenue	$36.7	$27.3
Net (loss) / income	$(7.6)	$(1.7)
Net (loss) / income per share – Basic	$(0.85)	$(0.20)
Net (loss) / income per share – Diluted	$(0.85)	$(0.20)

Balance sheet data:
Cash and cash equivalents	$11.0	$11.6
Total assets	$29.0	$33.4
Total current liabilities	$4.6	$5.2
Total liabilities	$4.6	$5.2
Accumulated deficit	$(15.5)	$(8.8)
Total stockholder’s equity	$24.4	$28.1

Other information:
Working capital	$17.3	$17.4
Weighted average shares outstanding – Basic	9,009,189	8,398,778
Weighted average shares outstanding – Diluted	9,009,189	8,398,778

	Nine Months Ended March 31,
(in millions, except share and per share data)	2019	2018
Statements of operations data:
Total revenue	$29.1	$28.0
Net loss	$(5.0)	$(5.8)
Net loss per common share – Basic	$(0.55)	$(0.65)
Net loss per common share – Diluted	$(0.55)	$(0.65)

Weighted average shares outstanding – Basic	9,245,879	8,999,938
Weighted average shares outstanding – Diluted	9,245,879	8,999,938

	March 31, 2019	June 30, 2018
Balance sheet data:
Cash and cash equivalents	$9.0	$11.0
Total assets	$29.8	$29.0
Total current liabilities	$5.9	$4.2
Total liabilities	$6.3	$4.6
Accumulated deficit	$(19.5)	$(15.5)
Total stockholder’s equity	$23.6	$24.4
Other information:
Working capital	$15.6	$17.7

SUMMARY HISTORICAL FINANCIAL INFORMATION OF SOLSYS

The following summary financial information of Solsys should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Solsys” and Solsys’ financial statements and the related notes in the Financial Statements section of this joint proxy and consent solicitation statement/prospectus. The statements of operations data of Solsys for the years ended December 31, 2018 and 2017 and the balance sheet data as of December 31, 2018 and 2017 have been derived from Solsys’ audited financial statements, which are included in the Financial Statements section of this joint proxy and consent solicitation statement/prospectus. The financial information as of and for the three months ended March 31, 2019 and 2018 is derived from the unaudited financial statements of Solsys (which include, in the opinion of Solsys’ management, all normal and recurring adjustments that are considered necessary for the fair statement of the results for such interim periods and dates) included in the Financial Statements section of this joint proxy and consent solicitation statement/prospectus. See “Index to Financial Statements” beginning on page [●]. The historical results presented are not necessarily indicative of results to be expected in any future period.

	Year Ended December 31,
(in millions)	2018	2017
Statements of operations data:
Total revenue	$17.1	$9.6
Net loss	$(9.9)	$(7.6)

Balance sheet data:
Cash and cash equivalents	$0.8	$6.1
Total assets	$5.4	$7.4
Total current liabilities	$4.4	$1.7
Long term liabilities	$14.0	$14.9
Total liabilities	$18.4	$16.5
Members’ deficit	$(13.0)	$(9.1)
Total liabilities and members’ deficit	$5.4	$7.4

Other information:
Working capital	$0.7	$5.5

	Three Months Ended March 31,
(in millions)	2019	2018
Statements of operations data:
Total revenue	$6.9	$2.4
Net loss	$(2.5)	$(2.9)

	March 31, 2019	December 31, 2018
Balance sheet data:
Cash and cash equivalents	$0.3	$0.8
Total assets	$6.0	$5.4
Total current liabilities	$5.3	$4.4
Long term liabilities	$13.1	$14.0
Total liabilities	$18.5	$18.4
Members’ deficit	$(12.5)	$(13.0)
Total liabilities and members’ deficit	$6.0	$5.4

Other information:
Working capital	$0.4	$0.7

SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL INFORMATION

The transactions will be accounted for as an acquisition of Solsys by Misonix under the acquisition method of accounting in accordance with FASB ASC Topic 805, “Business Combinations.” See “The Transactions – Accounting Treatment” on page [●] of this joint proxy and consent solicitation statement/prospectus. The unaudited pro forma condensed consolidated combined financial statements contained in this joint proxy and consent solicitation statement/prospectus were prepared using the acquisition method of accounting. The selected unaudited pro forma condensed consolidated combined balance sheet information is presented as if the transactions had occurred on March 31, 2019, plus pro forma adjustments. The selected unaudited pro forma condensed consolidated combined statements of operations information for the nine-months ended March 31, 2019 and the year ended June 30, 2018 is presented as if the transactions had occurred on July 1, 2017 and was prepared based on the historical financial statements and results of operations reported by Misonix and Solsys.

The selected unaudited pro forma condensed consolidated combined financial information is presented for information purposes only and is not intended to represent or be indicative of the combined results of operation or financial position that Misonix would have reported had the transactions been completed as of the date and for the periods presented, and should not be taken as representative of Misonix’s consolidated results of operations or financial condition following completion of the transactions. In addition, the selected unaudited pro forma consolidated condensed combined financial information is not intended to project the future financial position or results of operation of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page [●] of this joint proxy and consent solicitation statement/prospectus. The following selected unaudited pro forma condensed consolidated combined financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” and related notes beginning on page [●] of this joint proxy and consent solicitation statement/prospectus, the audited historical financial statements of Misonix and the notes thereto incorporated by reference in to this proxy statement and consent solicitation statement/prospectus and the audited historical financial statements of Solsys and the notes thereto beginning on page [●] of this proxy statement and consent solicitation statement/prospectus.

	For the Nine Months ended March 31, 2019	For the Year Ended June 30, 2018
	(in millions, except share and per share data)
Unaudited Pro Forma Condensed Combined
Statements of Operations Data:
Revenue	$47.7	$47.3
Cost of revenue	$13.4	$9.8
Gross profit	$34.3	$37.5
Operating expenses	$45.5	$48.7
Net loss from continuing operations	$(13.2)	$(19.8)
Basic and diluted net loss per share	$(0.88)	$(1.35)
Weighted average common shares	14,948,961	14,712,271

As of March 31, 2019
(in millions)
Unaudited Pro Forma Condensed Combined
Balance Sheet Data
Cash and cash equivalents	$23.3
Total assets	$178.8
Long term debt	$25.3
Stockholders’ equity	$138.8

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE INFORMATION

The following table shows the historical per share data for Misonix and pro forma per share data for the combined company. For purposes of the unaudited pro forma per share data of the combined company, basic and diluted loss per share for the nine months ended March 31, 2019 and for the year ended June 30, 2018 are presented as if the transactions were completed on July 1, 2017. The pro forma book value per share as of March 31, 2019 is presented as if the transactions were completed on March 31, 2019.

Misonix common stock historical per share data (unaudited):

	For the Nine Months ended March 31, 2019	For the Year Ended June 30, 2018
Basic and diluted loss per share:
Loss from continuing operations per share	$(0.55)	$(0.87)
Weighted average shares outstanding	9,245,879	9,009,189
Dividends declared per common share	$—	$—

Combined common stock pro forma per share data (unaudited):

	For the Nine Months ended March 31, 2019	For the Year Ended June 30, 2018
Basic and diluted loss per share:
Loss from continuing operations per share	$(0.88)	$(1.35)
Weighted average shares outstanding	14,948,961	14,712,271
Dividends declared per common share	$—	$—

Comparative historical and pro forma book value per share as of March 31, 2019 (unaudited):

	Misonix Historical	Combined Pro Forma
Book value per common share	$2.44	$9.05

Historical Misonix Share Information

Shares of Misonix common stock currently trade on Nasdaq under the symbol “MSON.” There were 587 holders of record of Misonix common stock at the close of business on May 28, 2019. On May 1, 2019, the last trading day before the announcement of the transactions, the last sale price of Misonix common stock reported by Nasdaq was $16.96. Misonix has never declared cash dividends on shares of Misonix common stock.

Historical Solsys Unit Information

As of May 28, 2019, there were 22 holders of Solsys common units. Solsys, as a private company, does not have historical sale price data. Solsys has not paid dividends.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information included in, incorporated by reference in, or found in the Annexes attached to, this joint proxy and consent solicitation statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [●], you should carefully consider the following risk factors as you, as a Misonix shareholder, decide how to vote your shares, or you, as a Solsys unitholder, decide if you will provide written consent. You should also read and consider the other information in this joint proxy and consent solicitation statement/prospectus and the other documents incorporated by reference in this joint proxy and consent solicitation statement/prospectus. Please see “Where You Can Find More Information” beginning on page [●]. Additional risks and uncertainties not presently known to Misonix or Solsys or that are not currently believed to be important also may adversely affect the transactions and New Misonix following the transactions.

Risks Related to the Transactions

The transactions are subject to conditions, including certain conditions that may not be satisfied or completed on a timely basis, if at all.

Completion of the transactions is subject to certain closing conditions that make the completion and timing of the transactions uncertain. The conditions include, among others, obtaining the requisite approvals by the shareholders and unitholders of Misonix and Solsys, respectively, for the consummation of the transactions, as described in this joint proxy and consent solicitation statement/prospectus, the absence of any governmental order preventing the consummation of the transactions, the effectiveness of the registration statement of which this joint proxy and consent solicitation statement/prospectus is a part, registering the shares of New Misonix common stock to be issued in connection with the transactions, the listing of such shares on the Nasdaq and the receipt of third party consents under certain of Misonix’s and Solsys’ material contracts. See “The Agreement and Plan of Merger – Description of the Merger Agreement – Conditions to the Closing of the Transactions” beginning on page [●].

Although Misonix and Solsys have agreed in the merger agreement to use their commercially reasonable efforts to obtain the requisite approvals and consents, there can be no assurance that these approvals and consents will be obtained, and these approvals and consents may be obtained later than anticipated. In addition, Misonix’s and Solsys’ obligations to obtain the requisite consents and approvals from regulatory authorities are subject to certain limitations. If permitted under applicable law, either Misonix or Solsys may waive a condition for its own respective benefit and consummate the transactions even though one or more of these conditions has not been satisfied. Any determination whether to waive any condition will be made by Misonix or Solsys at the time of such waiver based on the facts and circumstances as they exist at that time. In the event that a condition to the merger agreement is waived, Misonix and Solsys, as applicable, currently intend to evaluate the materiality of any such waiver and its effect on Misonix’s shareholders or Solsys’ unitholders, as applicable, in light of the facts and circumstances at the time to determine whether any re-solicitation of proxies is required in light of such waiver.

Uncertainties associated with the transactions may cause employees to leave Misonix, Solsys or New Misonix and may otherwise affect the future business and operations of New Misonix.

New Misonix’s success after completion of the transactions will depend in part upon its ability to retain key employees of Misonix and Solsys. Prior to and following the transactions, current and prospective employees of Misonix and Solsys may experience uncertainty about their future roles with Misonix and Solsys and choose to pursue other opportunities, which could have an adverse effect on Misonix, Solsys and New Misonix. If key employees depart, the integration of the two companies may be more difficult and New Misonix’s business following the transactions could be adversely affected.

Misonix expects that it will incur additional indebtedness to finance the operation of the combined entity and the agreements and instruments governing such debt may contain restrictions and limitations that could significantly impact the operation of New Misonix and adversely affect the holders of New Misonix’s common stock.

If the transactions are consummated, New Misonix expects to incur additional indebtedness to fund the continued operation of its business. This new indebtedness is expected to include up to $10 million of additional indebtedness that will be available to be incurred under the amended SWK credit facility (as defined herein) following the signing of the merger agreement and after the completion of the transactions. New Misonix may also incur additional indebtedness in the future. For additional risks associated with this indebtedness, see “Risks Related to New Misonix’s Business – New Misonix’s indebtedness could impair its financial condition and its ability to fulfill its debt obligations“ beginning on page [●].

New Misonix’s results of operations and financial condition following the transactions may materially differ from the pro forma information and the unaudited prospective financial information presented in this joint proxy and consent solicitation statement/prospectus.

The unaudited pro forma condensed consolidated combined financial information in this joint proxy and consent solicitation statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Misonix’s actual results of operations and financial condition would have been had the transactions been completed on the dates indicated. The unaudited pro forma condensed consolidated combined financial information reflects adjustments, which are based upon preliminary estimates, to record the Solsys identifiable assets to be acquired and liabilities to be assumed at fair value, and the resulting goodwill to be recognized. The purchase price allocation reflected is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets acquired and liabilities assumed in the transactions. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. The unaudited pro forma condensed combined financial information is also based on a number of other estimates and assumptions, including the related fees and expenses.

The unaudited prospective financial information prepared by Misonix and Solsys in this joint proxy and consent solicitation statement/prospectus was prepared for each company’s internal purposes and is presented in this joint proxy and consent solicitation statement/prospectus because such forecasts were furnished to the Misonix board, the Solsys board and their respective financial advisors. The unaudited prospective financial information is based on numerous variables and assumptions that are inherently uncertain and are beyond the control of each company’s management team, including assumptions with respect to macro-economic trends, interest rates and anticipated growth rates, and is not necessarily indicative of what each company’s actual results of operations or financial condition would be on the dates indicated. The assumptions used in preparing these forecasts may not prove to be accurate and other factors may affect New Misonix’s actual results and financial condition after the completion of the transactions, which may cause New Misonix’s actual results and financial condition to differ materially from the estimates contained in the unaudited prospective financial information prepared by Misonix and Solsys.

The integration of Misonix and Solsys following the transactions will present significant challenges that may reduce the anticipated potential benefits of the transactions.

New Misonix will face significant challenges in consolidating functions and integrating Misonix’s and Solsys’ organizations, procedures and operations in a timely and efficient manner, as well as retaining key personnel. The integration of Misonix and Solsys will be complex and time-consuming due to the locations of their corporate headquarters, the current functions of their sales forces, which will be restructured following the completion of the transactions, and the size and complexity of each organization. The principal challenges will include the following:

•	integrating information systems and internal controls over accounting and financial reporting;

•	integrating Misonix’s and Solsys’ sales forces and existing businesses;

•	preserving significant business relationships;

•	quality system integration;

•	consolidating corporate and administrative functions;

•	conforming standards, controls, procedures and policies, business cultures and compensation structures between Misonix and Solsys; and

•	retaining key employees.

The management of New Misonix will have to dedicate substantial effort to integrating the businesses of Misonix and Solsys during the integration process. These efforts could divert management’s focus and resources from New Misonix’s legacy business, corporate initiatives or strategic opportunities. If New Misonix is unable to integrate Misonix’s and Solsys’ organizations, procedures and operations in a timely and efficient manner, or at all, the anticipated benefits, synergies and cost savings of the transactions may not be realized fully, or at all, or may take longer to realize than expected, and the value of New Misonix’s common stock may be affected adversely. An inability to realize the full extent of the anticipated benefits of the transactions, as well as, any delays or adjustments or unplanned events encountered in the integration process, could also have an adverse effect upon the revenues, level of expenses and operating results of New Misonix.

Misonix and Solsys will incur significant transaction and merger-related integration costs in connection with the transactions.

Misonix and Solsys expect to pay significant transaction costs in connection with the transactions. These transaction costs include, but are not limited to, investment banking, legal and accounting fees and expenses, expenses associated with the new indebtedness that will be incurred in connection with the transaction, SEC filing fees, printing expenses, mailing expenses and other related charges. A significant portion of the transaction costs will be incurred regardless of whether the transactions are consummated. Misonix and Solsys will each generally pay their own costs and expenses in connection with the transactions. New Misonix may also incur costs associated with integrating the operations of the two companies, and these costs could be significant and could have an adverse effect on New Misonix’s future operating results if the anticipated cost savings from the transactions are not achieved. Although Misonix and Solsys expect that the realization of other efficiencies related to the integration of the two businesses should allow New Misonix to offset incremental expenses over time, the net benefit may not be achieved in the near term, nor at all.

While the transactions are pending, Misonix and Solsys will be subject to business uncertainties, as well as contractual restrictions under the merger agreement that could have an adverse effect on the businesses of Misonix and Solsys.

Uncertainty about the effect of the transactions on Misonix and Solsys employees and their business relationships may have an adverse effect on Misonix and Solsys and, consequently, on New Misonix following the consummation of the transactions. These uncertainties could impair the ability of Misonix and Solsys to retain and motivate key personnel until and after the consummation of the transactions and could cause third parties who deal with Misonix and Solsys to seek to change existing business relationships with them. If key employees depart or if third parties seek to change business relationships with Misonix or Solsys, New Misonix’s business following the consummation of the transactions could be adversely affected. In addition, the merger agreement restricts Solsys, without Misonix’s consent and subject to certain exceptions, from making certain future acquisitions, partnerships and taking other specified actions until the transactions are completed or the merger agreement terminates. The merger agreement also obligates Misonix and Solsys to generally operate their businesses in the ordinary course, consistent with past practice until the consummation of the transactions or the termination of the merger agreement. These restrictions may prevent Solsys from pursuing otherwise attractive business opportunities that may arise prior to completion of the transactions or termination of the merger agreement, or Misonix and Solsys from making changes to their respective businesses outside of the ordinary course.

The merger agreement contains provisions that restrict Solsys’ ability to pursue alternatives to the transactions.

Under the merger agreement, Solsys is restricted from soliciting, initiating, knowingly facilitating or negotiating, or furnishing non-public information with regard to, any inquiry, proposal or offer for an alternative business combination transaction from any person. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Solsys from considering or proposing an alternative business combination transaction with Solsys, even if such third party were prepared to pay consideration with a higher value than the value of the transactions.

Some of Misonix’s directors and executive officers may have interests in the transactions that are different from the interests of the shareholders of Misonix generally.

Some of Misonix’s directors and executive officers may have interests in the transactions that are different from, or are in addition to, the interests of the shareholders of Misonix. These interests include their designation as directors or executive officers of New Misonix and the assumption by New Misonix of any stock options or equity awards following the consummation of the transactions. See “The transactions – Interests of Misonix’s Directors and Officers in the transactions” beginning on page [●].

Some of Solsys’ managers and executive officers may have interests in the transactions that are different from the interests of the unitholders of Solsys generally.

Some of Solsys’ managers and executive officers may have interests in the transactions that are different from, or are in addition to, the interests of the unitholders of Solsys. These interests include their designation as directors or executive officers of New Misonix, accelerated vesting of Series F profit interest awards and certain indemnifications provided to them by New Misonix following the consummation of the transactions. See “The transactions – Interests of Solsys’ Managers and Officers in the transactions” beginning on page [●].

Misonix shareholders and Solsys voting unitholders will have a reduced ownership and voting interest after completion of the transactions in New Misonix and will exercise less influence over its management.

Misonix shareholders and Solsys voting unitholders currently have the right to vote in the election of the members of the respective boards and on other matters affecting the respective companies. Upon the completion of the transactions, each Misonix shareholder and Solsys unitholder will become a shareholder of New Misonix with a percentage ownership of New Misonix that is smaller than the shareholder’s percentage ownership of Misonix or Solsys, respectively, immediately prior to the transactions. It is currently expected that, upon completion of the transactions Misonix’s former shareholders will hold approximately 64%, and former Solsys’ unitholders will hold approximately 36%, of the outstanding shares of New Misonix common stock, calculated on a fully-diluted basis. Because of this, Misonix’s shareholders and Solsys voting unitholders will have less influence on the management and policies of New Misonix than they now have on the management and policies of each respective company.

As a shareholder of a Delaware corporation, your rights after completion of the transactions will be different from, and may be less favorable than, your current rights as a shareholder of a New York corporation or a unitholder of a Delaware limited liability company.

Upon completion of the transactions, the rights of New Misonix shareholders will be governed by the New Misonix Certificate of Incorporation, the New Misonix Bylaws and applicable Delaware law. While there will be substantial similarities between their rights after completion of the transactions and their rights as Misonix shareholders or Solsys unitholders prior to the transactions, various differences are noted in “Comparison of Shareholder Rights” beginning at page [●].

Misonix shareholders and Solsys unitholders cannot be sure of the market price of New Misonix common stock they will receive.

Under the merger agreement, each share of Misonix common stock will be converted into the right to receive one share of New Misonix common stock and all Solsys units and equity appreciation rights will be converted into the right to receive an aggregate of 5,703,082 shares of New Misonix common stock. New Misonix common stock is not currently listed on a national securities exchange and does not trade publicly, although New Misonix intends to apply to list its common stock on Nasdaq, effective as of the completion of the transactions. No assurance can be provided as to the value at which shares of New Misonix common stock will publicly trade. In addition, after completion of the transactions, the trading price of shares of New Misonix common stock will be dependent on a number of conditions, including changes in the businesses, operations, results and prospects of the combined company, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. A number of these factors and conditions are beyond the control of New Misonix, Misonix and Solsys.

The market price of New Misonix common stock after the merger may be affected by factors different from those currently affecting the market price of Misonix common stock.

Misonix’s and Solsys’ businesses differ in some respects. As such, there is a risk that various factors, conditions and developments that would not affect each of their independent results of operations (including the share price of Misonix) could negatively affect the price of New Misonix common stock. See “—Risks Relating to New Misonix’s Business” for a summary of some of the key factors that might affect New Misonix and the prices at which shares of New Misonix common stock may trade from time to time.

The consideration to be received by Solsys unitholders is fixed and will not be adjusted for changes affecting Misonix, including the trading price of Misonix common stock, or Solsys and, as such, the New Misonix common stock issuable in the Solsys Merger may have a greater or lesser value than at the time the merger agreement was signed.

Under the merger agreement, all Solsys units and equity appreciation rights will be converted into the right to receive an aggregate of 5,703,082 shares of New Misonix common stock. This means that the consideration under the merger agreement is fixed and will not be adjusted prior to completion of the mergers, including for changes in the businesses, operations, results and prospects of Misonix or Solsys. Such changes may affect the value of the New Misonix common stock that Solsys unitholders will receive upon completion of the Solsys Merger. Market assessments of the benefits of the merger and general and industry-specific market and economic conditions may also have an effect on the market prices of New Misonix common stock.

Therefore, if before the completion of the Solsys Merger, the market price of the Misonix common stock declines from the market price on the date of the merger agreement, then Solsys unitholders could receive New Misonix common stock with substantially lower value than the parties had negotiated for in the establishment of the exchange ratio. Similarly, if before the completion of the Solsys Merger the market price of Misonix common stock increases from the market price on the date of the merger agreement, then Solsys unitholders could receive New Misonix common stock with substantially higher value than the parties had negotiated for in the establishment of the exchange ratio. The merger agreement does not include a price-based termination right. Because the exchange ratio does not adjust as a result of changes in the market value of Misonix common stock, for each percentage point that the market value of Misonix common stock rises or declines from the date of the merger agreement, there is a corresponding one percentage point rise or decline in the value of the New Misonix common stock issued to Solsys unitholders (assuming no adjustment to the exchange ratio relating to indemnification).

In connection with the transactions, Solsys, Misonix and/or New Misonix may be required to take write-downs or write-offs, restructuring and impairment or other charges that could negatively affect the business, assets, liabilities, prospects, outlook, financial condition and results of operations of Solsys, Misonix and/or New Misonix.

Although Solsys and Misonix have conducted due diligence in connection with the transactions, they cannot assure you that this diligence revealed all material issues that may be present, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Solsys’ and Misonix’s control will not later arise. Even if Solsys’ and Misonix’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Solsys’ and Misonix’s preliminary risk analysis. Further, as a result of the transactions, purchase accounting, and the proposed operation of the combined company going forward, Solsys, Misonix, and/or New Misonix may be required to take write-offs or write-downs, restructuring and impairment or other charges. As a result, Solsys, Misonix and/or New Misonix may be forced to write-down or write-off assets, restructure its operations, or incur impairment or other charges that could negatively affect the business, assets, liabilities, prospects, outlook, financial condition and results of operations of Solsys, Misonix and/or New Misonix.

Failure to complete the transactions may negatively impact the share price of Misonix and the future business and financial results of each of Misonix and Solsys.

The merger agreement provides that either Misonix or Solsys may terminate the merger agreement if the transactions are not consummated on or before November 2, 2019.

If the transactions are not completed on a timely basis, Misonix’s and Solsys’ ongoing businesses may be adversely affected. If the transactions are not completed at all, Misonix and Solsys will be subject to a number of risks, including the following:

•	being required to pay costs and expenses relating to the transactions, such as legal, accounting, financial advisory and printing fees; and

•	time and resources committed by each company’s management to matters relating to the transactions could otherwise have been devoted to pursuing other beneficial opportunities.

If the transactions are not completed, the price of Misonix common stock may decline to the extent that the current market price reflects a market assumption that the transactions will be completed and that the related benefits will be realized, or a market perception that the transactions was not consummated due to an adverse change in the business of Misonix or Solsys.

Risks Related to New Misonix’s Business

Upon completion of the transactions, Misonix will become a wholly owned subsidiary of New Misonix. Accordingly, the risks specific to the businesses of Misonix and Solsys will affect the combined business of New Misonix.

You should read and consider the risk factors described in Part I, Item 1A of Misonix’s Annual Report on Form 10-K for the fiscal year ended June 30, 2018, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed by Misonix with the SEC and incorporated by reference into this document. See “Where You Can Find More Information” beginning on page [●].

New Misonix’s operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of its control.

The following factors, among others, may negatively affect New Misonix’s operating results:

•	failure to obtain reimbursement approvals by, and adequate and timely reimbursements from, third-party payors, such as Medicare and private health plans, for New Misonix’s products;

•	removal of TheraSkin from the Federal Supply Schedule or change in the prices that government customers will pay for its products;

•	the announcement or introduction of new or improved products by New Misonix’s competitors;

•	New Misonix’s ability to obtain the necessary quantities of human tissue to manufacture TheraSkin;

•	the amount and timing of operating costs and capital expenditures relating to the expansion of New Misonix’s business, operations, and infrastructure;

•	New Misonix’s ability to comply with regulatory requirements related to the marketing, manufacturing and distribution of its products and product candidates, including FDA regulations; and

•	general economic conditions as well as economic conditions specific to the healthcare industry.

Solsys has a history of operating losses and may not achieve or sustain profitability.

Solsys has incurred losses in each year since its inception, and may incur additional losses in the future. As of March 31, 2019, Solsys had an accumulated deficit of approximately $12.5 million. In recent years, these losses resulted principally from its growing sales and marketing expenses, primarily due to the expansion of its sales force, and from its growing general and administrative expenses.

Solsys expects to continue to incur operating expenses in the foreseeable future as it seeks to:

•

continue to add sales, operational, compliance, and financial personnel either through additional employees or outsourcing, consistent with expanding its operations and improving its internal control over financial reporting; and

•	manage regulatory issues and requirements related to the marketing, manufacturing, and distribution of TheraSkin including issues related to FDA regulation and third-party payor reimbursement.

The extent of Solsys’ future operating losses or profits is highly uncertain, and it may not maintain profitability. If Solsys is unable to achieve and then maintain profitability, the market value of New Misonix’s common stock will likely decline.

Misonix has a recent history of net losses.

Misonix experienced losses from continuing operations during the last three fiscal years. The loss from continuing operations before income taxes was $7.8 million for the 2018 fiscal year, and the accumulated deficit was $15.5 million as of June 30, 2018. There can be no assurance that New Misonix will be able to return the business to operating profitability in the near-term or at all. As of March 31, Misonix held cash and cash equivalents of $9.0 million. Although Misonix believes this amount is sufficient to finance its operations for at least the next 12 months, there can be no assurance that this will provide sufficient liquidity for longer-term operations or initiatives or for the business of New Misonix. New Misonix’s cash flows may be impacted by a number of factors, including changing market conditions, market acceptance of its new and existing products, and the loss of one or more key customers as well as operating losses that are being incurred by Solsys. There can be no assurance that New Misonix will be successful in raising additional capital if the need arises. The failure to raise any necessary additional capital on acceptable terms, or at all, may have a material adverse effect on New Misonix’s future business and results of operations.

The continued commercial success of TheraSkin will depend on the continued and future acceptance of such product by the medical community.

Allograft based technologies, including TheraSkin, may never achieve broad market acceptance, which can be affected by numerous factors, including lack of clinical acceptance of allograft technologies, introduction of competitive treatment options which render allograft technologies too expensive or obsolete and difficulty training physicians in the use of allograft technologies.

Market acceptance will also depend on the ability of New Misonix to demonstrate that TheraSkin is an attractive treatment option. The ability of New Misonix to do so will depend on physicians’ evaluations of the clinical safety, effectiveness, ease of use, reliability and cost-effectiveness of TheraSkin. For example, Solsys and Old Misonix believe that some individuals in the medical community may have lingering concerns over the risk of disease transmission through the use of human skin allografts.

Media reports or other negative publicity concerning both methods of tissue recovery from donors and actual or potential disease transmission from donated tissue may limit widespread acceptance by the medical community of human skin allografts, whether directed at those products generally or TheraSkin specifically. Unfavorable reports of improper or illegal tissue recovery practices by any participant in the industry, both in the United States and internationally, as well as incidents of improperly processed tissue leading to transmission of disease, may broadly affect the rate of future tissue donation and market acceptance of allograft based technologies by the medical community.

Furthermore, even if the medical community generally accepts TheraSkin, acceptance and recommendations by influential members of the medical community could have an impact on the broader commercial success of TheraSkin. If TheraSkin is not broadly accepted by the medical community, New Misonix may be unable to sell these products and could experience a significant adverse impact on its revenue.

New Misonix may experience disruption in supply of TheraSkin due to its dependence on LifeNet to continue to ship product requirements and its inability to obtain suppliers of certain components for its products.

New Misonix’s suppliers may encounter problems during manufacturing due to a variety of reasons, including poor business practices, failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunctions, labor shortages or environmental factors. In addition, for the foreseeable future, New Misonix will depend on LifeNet to ship its product requirements of TheraSkin. New Misonix will also be purchasing both raw materials used in its products and finished goods from various suppliers and may have to rely on a single source supplier for certain components of its products where there are no available alternatives. Although we anticipate that New Misonix will have adequate sources of supply and/or inventory of these components to handle its production needs and that LifeNet will be capable of shipping product requirements for TheraSkin for the foreseeable future, if New Misonix is unable to secure on a timely basis sufficient quantities of the materials it will be depending on to manufacture its products, if it encounters delays or contractual or other difficulties in its relationships with these suppliers, or if it cannot find suppliers at an acceptable cost, then the manufacture of its products may be disrupted, which could increase its costs and have a material adverse effect on its business.

New Misonix will depend on LifeNet as its single source of human tissue, and any failure to obtain tissue from LifeNet in a timely manner will interfere with New Misonix’s ability to process and distribute allografts.

New Misonix will rely exclusively on LifeNet for its supply of TheraSkin. New Misonix cannot be sure that LifeNet will be in a position to deliver TheraSkin to it at levels currently delivered to Solsys or at amounts that will be sufficient to meet New Misonix’s needs. If New Misonix is not able to obtain sufficient amounts of TheraSkin to meet its customers’ needs, it will have a shortage of TheraSkin and be unable to fill New Misonix’s customers’ orders which will result in New Misonix’s customers seeking products from its competitors. Any interruption of New Misonix’s business caused by a shortage of TheraSkin could significantly reduce New Misonix’s revenues and have a material adverse effect on its financial performance and condition.

Many of New Misonix’s competitors have greater resources or capabilities than it has, or may succeed in developing new or better products more quickly than New Misonix does.

The medical device and wound care product markets are both highly competitive. New Misonix will encounter significant competition across its product lines and in each market in which its products are sold from various medical device companies, most of which have greater financial and marketing resources. For example, in the marketplace, New Misonix will compete with other companies and organizations that are marketing or developing products competitive with TheraSkin. Companies competing with TheraSkin include, but are not limited to: Organogenesis Inc., the manufacturer of Apligraf®, Dermagraft® and Puraply®, MiMedx Group, Inc., the manufacturer of EpiFix®, Integra LifeSciences Corporation, the manufacturer of Integra® and Omnigraft®, and Smith & Nephew, the manufacturer of Grafix® and Oasis®. In addition to those listed above, New Misonix will have other existing and potential competitors developing a variety of products for the same conditions for which New Misonix markets TheraSkin. Many of New Misonix’s current and potential competitors have greater financial and human resources than it will have, including more experience in R&D and more established marketing and distribution capabilities.

Additionally, the medical device product market is characterized by extensive research and development and rapid technological change. Developments by other companies of new or improved products, processes or technology may make New Misonix’s products or proposed products obsolete or less competitive and may negatively impact its revenues. In some cases foreign companies may attempt to copy New Misonix’s designs illegally. New Misonix is required to devote continued efforts and financial resources to develop or acquire scientifically advanced technologies and products, apply its technologies cost-effectively across product lines and markets, attract and retain skilled development personnel, obtain patent and other protection for its technology and products, obtain required regulatory and reimbursement approvals and successfully manufacture and market its products. Failure to develop new products or enhance existing products could have a material adverse effect on New Misonix’s business, financial condition or results of operations.

Also, because FDA approval is generally not required for tissue-based products which are not more than minimally manipulated, competitors might choose to enter this market and produce a substantially similar product to TheraSkin, and New Misonix may not be able to prevent the marketing and distribution of any such similar products by others. Should others produce a substantially similar product to TheraSkin or a new product that renders New Misonix’s current or future products obsolete, New Misonix could be subject to increased competition and its potential revenue from distribution of these products may be limited.

Failure to develop new products or enhance existing products could have a material adverse effect on New Misonix’s business, financial condition or results of operations.

Changes in federal and state regulations that increase the cost of doing business or impose requirements with which New Misonix cannot comply could have an adverse effect on New Misonix’s financial condition and results of operations.

In response to perceived increases in health care costs in recent years, there have been and continue to be proposals by the federal government, state governments, regulators and third-party payers to control these costs and, more generally, to reform the U.S. healthcare system. Certain of these proposals could limit the prices New Misonix can charge for its products or the amounts of reimbursement available for its products and could limit the acceptance and availability of its products. The occurrence of the foregoing could have an adverse effect on New Misonix’s financial condition and results of operations.

New Misonix and its supplier could be subject to fines and penalties, or required to temporarily or permanently cease offering products, if New Misonix and/or its supplier fail to comply with the extensive regulations applicable to the sale and manufacture of medical products.

The production and marketing of Solsys’ TheraSkin, which would become a product of New Misonix following the completion of the transactions, and Solsys’ ongoing research and development, preclinical testing, and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities. Federal regulations applicable to medical products are wide-ranging and govern, among other things, the testing, marketing and pre-market review of new medical products, and the manufacturing practices, reporting, advertising, exporting, labeling and record keeping procedures. The regulatory process can require significant time, effort and expenditures to bring products to market, and New Misonix may be unable to maintain the requisite regulatory authority to continue to market Solsys’ TheraSkin following the consummation of the transactions. Further, the manufacture and manufacturing facilities of medical products are subject to periodic reviews and inspection by the FDA. The failure of New Misonix and/or its supplier(s) to comply with any of the foregoing regulatory requirements could result in governmental agencies:

•	imposing fines and penalties on New Misonix;

•	preventing New Misonix from selling or LifeNet from manufacturing TheraSkin;

•	bringing civil or criminal charges against New Misonix and/or LifeNet or other suppliers;

•	delaying the introduction of its new products into the market;

•	enforcing certain operating restrictions on New Misonix;

•	recalling or seizing products; or

•	withdrawing or denying approvals or clearances for New Misonix’s products.

The occurrence of any of the foregoing could have an adverse effect on New Misonix’s financial condition and results of operations.

If New Misonix’s sole supplier for TheraSkin, LifeNet, is not able to maintain sufficient quality controls, regulatory approvals of its products by the FDA or other relevant authorities could be delayed or denied and New Misonix’s sales and revenues would suffer.

LifeNet, New Misonix’s sole supplier of TheraSkin, New Misonix’s raw material suppliers, contract manufacturers and distributors, and other third parties that it contracts with are subject to many or all of the risks and uncertainties to which New Misonix is subject. Similar to New Misonix, they are subject to ongoing, periodic, unannounced inspection by the FDA and corresponding state and foreign agencies or their designees to ensure strict compliance with applicable regulations and other governmental regulations and corresponding foreign standards. However, New Misonix does not control compliance with these regulations and standards by its suppliers, distributors and other third parties with which it contracts. They might not be able to comply with these regulatory requirements. If they fail to comply with applicable regulations, the FDA or other regulatory authorities could issue orders of retention, recall, destruction or cessation of manufacturing, or impose sanctions on New Misonix, including fines, injunctions, civil penalties, denial of any required marketing approval, delays, suspension or withdrawal of approvals, license revocation, product seizures or recalls, operating restrictions and criminal prosecutions. Any of these actions could significantly and adversely affect the supply and distribution of New Misonix’s products and could have a material adverse effect on New Misonix’s business, financial condition and results of operations.

The FDA could stop or delay approval of production of products if LifeNet’s manufacturing facilities do not comply with applicable manufacturing requirements. The FDA quality system regulations impose extensive testing, control, documentation and other quality assurance requirements. Failure by LifeNet to comply with these requirements could prevent New Misonix from obtaining or retaining approval for and marketing of TheraSkin.

Should the FDA determine that TheraSkin does not meet regulatory requirements that permit qualifying human cell and/or tissue based products (“HCT/Ps”) to be processed, stored, labeled and distributed without pre-marketing approval, New Misonix’s supplier may be required by the FDA to stop processing and New Misonix may be required to stop distributing TheraSkin, or to narrow the indications for which TheraSkin is marketed, which, in turn, could have an adverse effect on New Misonix’s business.

TheraSkin is a product derived from human tissue. The FDA has specific regulations governing HCT/Ps. HCT/Ps that meet the criteria for regulation solely under Section 361 of the Public Health Service Act and 21

CFR 1271 (361 HCT/Ps) are not subject to pre-market clearance or approval requirements, but are subject to post-market regulatory requirements.

Solsys believes that TheraSkin qualifies as a 361 HCT/P. Although the FDA recently determined that TheraSkin qualifies as a 361 HCT/P product, the FDA periodically reviews qualification standards and may in the future change its policy with respect to 361 HCT/P qualifications, or determine that New Misonix’s marketing claims exceed what would be permitted for a 361 HCT/P, or determine that TheraSkin is determined to not qualify as a 361 HCT/P product. As a result, New Misonix or LifeNet may have to revise its labeling and other written or oral statements of use or cease marketing TheraSkin or obtain approval or clearance from the FDA before New Misonix could continue to market the product in the United States.

New Misonix and its suppliers will be required to comply with cGMPs and GTPs and could be subject to suspensions or product withdrawals if found non-compliant.

The FDA regulates the facilities, processes and procedures used to manufacture and market medical products in the United States. Manufacturing facilities must be registered with the FDA and all products made in such facilities must be manufactured in accordance with cGMP and/or GTPs, as applicable, which are regulations enforced by the FDA. Compliance with cGMP and/or GTPs regulations, as applicable, requires the dedication of substantial resources and requires significant expenditures. The FDA periodically inspects manufacturing facilities, including those of LifeNet with respect to TheraSkin, and procedures to assure compliance. The FDA may cause a suspension or withdrawal of product approvals if regulatory standards are not maintained. In the event an approved manufacturing facility for a particular HCT/P or medical device is required by the FDA to curtail or cease operations, or otherwise becomes inoperable, or a third party contract manufacturing facility faces manufacturing problems, obtaining the required FDA authorization to manufacture at the same or a different manufacturing site could result in production delays, which could adversely affect New Misonix’s business, results of operations, financial condition and cash flow.

The ongoing cost-containment efforts of group purchasing organizations and integrated delivery networks may have a material adverse effect on New Misonix’s results of operations.

Many customers for New Misonix’s products use group purchasing organizations or are members of integrated delivery networks in an effort to contain costs. Group purchasing organizations and integrated delivery networks negotiate pricing arrangements with medical supply manufacturers and distributors, which negotiated prices are made available to a group purchasing organization’s or integrated delivery network’s affiliated hospitals and other members. If New Misonix is not one of the providers selected by a group purchasing organization or integrated delivery network, affiliated hospitals and other members may be less likely to purchase New Misonix’s products, and, if the group purchasing organization or integrated delivery network has negotiated a strict compliance contract for another manufacturer’s products, New Misonix may be precluded from making sales to members of the group purchasing organization or integrated delivery network for the duration of the contractual arrangement. New Misonix’s failure to respond to the cost-containment efforts of group purchasing organizations and integrated delivery networks may cause it to lose market share to its competitors and could have a material adverse effect on its sales and results of operations.

New Misonix’s business is subject to complex and evolving U.S. and international laws and regulation regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, changes to New Misonix’s business practices, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm New Misonix’s business.

Regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection. The interpretation and application of consumer and data protection laws in the U.S., European Union and elsewhere are often uncertain and subject to change. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with New Misonix’s data practices. These legislative and regulatory proposals, if adopted, and such interpretations could, in addition to the possibility of fines, result in an order requiring that New Misonix change its data practices, which could have an adverse effect on its business and results of operations. Complying with these various laws could cause New Misonix to incur substantial costs or require New Misonix to change its business practices in a manner adverse to its business.

eSecurity breaches, loss of data and other disruptions could compromise sensitive information related to New Misonix’s business, prevent New Misonix from accessing critical information or expose New Misonix to liability, which could adversely affect its business and reputation.

In the ordinary course of its business, New Misonix collects and stores sensitive data, including patient health information, personally identifiable information about its employees, intellectual property, and proprietary business information. New Misonix manages and maintains applications and data utilizing on-site and off-site systems. These applications and data encompass a wide variety of business-critical information including research and development information, commercial information and business and financial information.

The secure processing, storage, maintenance and transmission of this critical information is vital to New Misonix’s operations and business strategy, and New Misonix devotes significant resources to protecting such information. Although New Misonix takes measures to protect sensitive information from unauthorized access or disclosure, its information technology and infrastructure may be vulnerable to attacks by hackers, viruses, breaches or interruptions due to employee error or malfeasance, terrorist attacks, hurricanes, fire, flood, other natural disasters, power loss, computer systems failure, data network failure, internet failure, or lapses in compliance with privacy and security mandates. Any such virus, breach or interruption could compromise New Misonix’s networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. New Misonix has measures in place that are designed to detect and respond to such security incidents and breaches of privacy and security mandates. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, government enforcement actions and regulatory penalties. Unauthorized access, loss or dissemination could also interrupt New Misonix’s operations, including its ability to receive and ship orders from customers, bill its customers, provide customer support services, conduct research and development activities, process and prepare company financial information, manage various general and administrative aspects of its business and damage its reputation, any of which could adversely affect its business.

New Misonix will be subject to extensive medical device regulation which may impede or hinder the approval process for its products and, in some cases, may not ultimately result in approval or may result in the recall or seizure of previously approved products.

New Misonix’s products, development activities and manufacturing processes will be subject to extensive and rigorous regulation in the United States by the FDA pursuant to the Federal Food, Drug, and Cosmetic Act (the “FDC Act”), by comparable agencies in foreign countries, and by other regulatory agencies and governing bodies. Under the FDC Act, medical devices must receive FDA clearance or approval before they can be commercially marketed in the U.S. In addition, most major markets for medical devices outside the U.S. require clearance, approval or compliance with certain standards before a product can be commercially marketed. The process of obtaining marketing approval or clearance from the FDA for new products, or with respect to enhancements or modifications to existing products, could:

•	take a significant amount of time;

•	require the expenditure of substantial resources;

•	involve rigorous pre-clinical and clinical testing;

•	require changes to the products; and

•	result in limitations on the proposed uses of the products.

Marketing approvals or clearances are not the only risk. The FDA, and other regulatory bodies, also can require the withdrawal of an approved or cleared product from commercial distribution due to failure to comply with regulatory standards or the occurrence of unforeseen problems. As a medical device manufacturer, New Misonix will be required to register with the FDA and will be subject to periodic inspection by the FDA for compliance with the FDA’s Quality System Regulation requirements, which require manufacturers of medical devices to adhere to certain regulations, including testing, quality control and documentation procedures. In addition, FDA regulations will require New Misonix to provide information to the FDA whenever there is evidence that reasonably suggests that a medical device may have caused or contributed to a death or serious injury or, if a malfunction were to occur, could cause or contribute to a death or serious injury. Compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored through periodic inspections by the FDA. In the European Union and China, New Misonix will be required to maintain certain ISO certifications in order to sell its products and must undergo periodic inspections by notified bodies to obtain and maintain these certifications. Under the FDA medical device regulations, medical device manufacturers are required to submit information to the FDA when they receive a report or become aware that a device has or may have caused or contributed to a death or serious injury or has or may have a malfunction that would likely cause or contribute to death or serious injury if the malfunction were to recur. All manufacturers placing medical devices on the market in the European Economic Area are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the regulatory agency, or competent authority, in whose jurisdiction the incident occurred. Failure to meet regulatory quality standards could have a material adverse effect on New Misonix’s business, financial condition or results of operations. Consequently, there can be no assurance that New Misonix will receive the required clearances from the FDA or other regulatory bodies for new products or modifications to existing products on a timely basis or that any FDA approval or other regulatory approval will not be subsequently withdrawn. Later discovery of previously unknown problems with a product or manufacturer could result in fines, delays or suspensions of regulatory clearances, seizures or recalls of products, operating restrictions and/or criminal prosecution. The failure to receive product approval clearance on a timely basis, suspensions of regulatory clearances, seizures or recalls of products or the withdrawal of product approval by the FDA or other regulatory bodies could have a material adverse effect on New Misonix’s business, financial condition or results of operations.

New Misonix may not be able to effectively protect its intellectual property rights.

Patents, trademarks and other intangible proprietary rights are and will be essential to New Misonix’s business and its ability to compete effectively with other companies. New Misonix will also rely upon trade secrets, know-how, continuing technological innovations, strategic alliances and licensing opportunities to develop, maintain and strengthen our competitive position. New Misonix will pursue a policy of generally obtaining patent protection in both the U.S. and overseas for patentable subject matter in our proprietary devices and also attempt to review third-party patents and patent applications to the extent publicly available to develop an effective patent strategy, avoid infringement of third-party patents, identify licensing opportunities and monitor the patent claims of others. Misonix and Solsys currently own numerous U.S. patents and are also are party to various license agreements pursuant to which patent rights have been obtained or granted in consideration for cash or royalty payments. No assurance can be made that any pending or future patent applications will result in issued patents, that any current or future patents issued to, or licensed by, New Misonix will not be challenged or circumvented by its competitors, or that Misonix and Solsys’ patents, which will be controlled by New Misonix will not be found invalid.

New Misonix will also be operating in an industry that is susceptible to significant intellectual property litigation and it has been common for companies in the medical device field to aggressively challenge the patent rights of other companies in order to prevent the marketing of new devices. Intellectual property litigation is expensive, complex and lengthy and its outcome is difficult to predict. Future patent litigation may result in significant legal expenses, royalty or other payments or injunctions that can prevent the sale of products and may significantly divert the attention of New Misonix’s technical and management personnel. In addition, New Misonix may have to take legal action in the future to protect its patents, trade secrets or know-how or to assert its intellectual property rights against claimed infringement by others. Any legal action of that type could be costly and time consuming to New Misonix and no assurances can be made that any lawsuit will be successful. The invalidation of key patents or proprietary rights that New Misonix owns, or an unsuccessful outcome in lawsuits to protect its intellectual property, could have a material adverse effect on New Misonix’s business, financial condition or results of operations. In the event that New Misonix’s right to market any of its products is successfully challenged, or if New Misonix fails to obtain a required license or is unable to design around a patent, its business, financial condition or results of operations could be materially adversely affected.

Future product liability claims and other litigation may adversely affect New Misonix’s business, reputation and ability to attract and retain customers.

The design, manufacture and marketing of medical device products of the types that New Misonix will produce entail an inherent risk of product liability claims. A number of factors could result in an unsafe condition or injury to, or death of, a patient with respect to these or other products that New Misonix will manufacture or sell, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. These factors could result in product liability claims, a recall of one or more of New Misonix’s products or a safety alert relating to one or more of New Misonix’s products. Product liability claims may be brought by individuals or by groups seeking to represent a class.

Solsys’ independent auditor has expressed substantial doubt about its ability to continue as a going concern.

Solsys’ independent auditor’s report on its financial statements included an explanatory paragraph that indicates that the financial statements were prepared assuming that Solsys would continue as a going concern. As discussed in Note 9 to the financial statements for the year ended December 31, 2018, Solsys had a working capital deficiency and accumulated members’ deficit from recurring net losses incurred for the current and prior years as of December 31, 2018. These conditions raise substantial doubt about Solsys’ ability to continue as a going concern. The ability to continue as a going concern is dependent upon generating profitable operations in the future and/or obtaining the necessary financing to meet Solsys’ obligations and repay its liabilities arising from normal business operations when they become due. There can be no assurance that Solsys will be successful in its plans described above or in attracting equity or alternative financing on acceptable terms, or if at all. Solsys’ financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should Solsys be unable to continue as a going concern. Upon the completion of the transactions, New Misonix will be required to consider whether, and may find, that there is substantial doubt about New Misonix’s ability to continue, as a going concern.

New Misonix’s future growth will be dependent upon the development of new products and product line extensions, which will require significant research and development, investment, clinical trials and regulatory approvals, all of which are very expensive and time-consuming and may not result in a commercially viable product.

In order to develop new products and improve current product offerings, New Misonix will focus its research and development programs largely on the development of next-generation and novel technology offerings across multiple programs and market opportunities. As a part of the regulatory process of obtaining marketing clearance from the FDA for new products, New Misonix will conduct and participate in numerous clinical trials with a variety of study designs, patient populations and trial endpoints. Unfavorable or inconsistent clinical data from existing or future clinical trials conducted by New Misonix, by its competitors or by third parties, or the market’s perception of this clinical data, may adversely impact its ability to obtain product approvals from the FDA, its position in, and share of, the markets in which it will participate and its business, financial condition, results of operations or future prospects.

For example, Misonix has announced and publicly demonstrated its next generation platform technology, nexus. nexus combines all the features of Misonix’s existing solutions, including its BoneScalpel, SonicOne and

Sonastar, products into one fully integrated platform and Misonix is planning to launch nexus upon receipt of FDA 510(k) clearance, which may not be obtained within the timing expected, or at all. Any request by the FDA for additional data, or any requirement by the FDA that Misonix conduct additional clinical studies, could result in a significant delay in bringing new products, including nexus to market and require substantial additional research and other expenditures. Similarly, any labeling or other conditions or restrictions imposed by the FDA could hinder Misonix’s ability to effectively market its products. Such delay and expense could adversely impact New Misonix’s business, financial condition, results of operations or future prospects.

New products may not be accepted by customers in the marketplace.

New Misonix will be developing new products such as the nexus platform, and introducing them into the market. There can be no assurance that any new product will be accepted by the market. Such acceptance, includes, but is not limited to, viability, cost savings or value of such products. New products are sometimes introduced into the market in a prototype format and may need later revisions or design changes before they operate in a manner to be accepted in the market. As a result of the introduction of new products, there is some risk that revenue expectations may not be met and in some cases the product may not achieve market acceptance.

Consolidation in the healthcare industry could lead to demands for price concessions or the exclusion of New Misonix as a supplier from certain significant market segments.

The cost of healthcare has risen significantly over the past decade and numerous initiatives and reforms initiated by legislators, regulators and third-party payers to curb these costs have resulted in a consolidation trend in the healthcare industry, including hospitals. This in turn has resulted in greater pricing pressures and the exclusion of certain suppliers from important market segments as group purchasing organizations, independent delivery networks and large single accounts continue to consolidate purchasing decisions for some hospital customers. Larger companies that New Misonix will compete with have the ability to bundle multiple products to offer greater discounts and incentives and generally compete more fiercely on group purchasing organizations and independent delivery networks. Misonix expects that market demand, government regulation, third-party reimbursement policies and societal pressures will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among New Misonix’s customers and competitors, which may reduce competition, exert further downward pressure on the prices of New Misonix’s products and may adversely impact New Misonix’s business, financial condition or results of operations.

If New Misonix fails to manage any expansion or acquisition, its business could be impaired.

New Misonix may in the future acquire one or more technologies, products or companies that will complement its business. New Misonix may not be able to effectively integrate those products into its business and any such acquisition could bring additional risks, exposures and challenges to New Misonix. In addition, acquisitions may dilute New Misonix’s earnings per share, disrupt its ongoing business, distract its management and employees, increase its expenses, subject it to liabilities and increase its risk of litigation, all of which could harm its business. If New Misonix uses cash to acquire technologies, products, or companies, such use may divert resources otherwise available for other purposes. If New Misonix uses its common stock to acquire technologies, products, or companies, its shareholders may experience substantial dilution. If New Misonix fails to manage any expansions or acquisition, its business could be impaired.

New Misonix may not be able to attract and retain additional key management, sales and marketing and technical personnel, or it may lose existing key management, sales and marketing or technical personnel, which may delay its development and marketing efforts.

New Misonix depends on a number of key management, sales and marketing and technical personnel. The loss of the services of one or more key employees could delay the achievement of its development and marketing objectives. Its success will also depend on New Misonix’s ability to attract and retain additional highly qualified management, sales and marketing and technical personnel to meet its growth goals. New Misonix faces intense competition for qualified personnel, many of whom are often subject to competing employment offers, and it is unclear whether New Misonix will be able to attract and retain such personnel.

Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse or unexpected revenue fluctuations and affect its reported results of operations.

A change in accounting standards or practices or a change in existing taxation rules or practices, both in the U.S. and abroad, can have a significant effect on New Misonix’s reported results and may even affect its reporting of transactions completed before the change is effective. New accounting pronouncements and taxation rules, both in the U.S. and abroad, and varying interpretations of accounting pronouncements and taxation practice have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect New Misonix’s reported financial results or the way it conducts its business.

The Affordable Healthcare for America Act includes provisions that may adversely affect New Misonix’s business and results of operations, including an excise tax on the sales of most medical devices.

On March 21, 2010, the House of Representatives passed the Affordable Health Care for America Act, which President Obama signed into law on March 23, 2010. With a new administration in place, changes may be made to the Affordable Health Care Act, or it may be repealed and replaced. The potential impact of these events may adversely affect New Misonix’s business and results of operations. The medical device tax has been established, however through an act of Congress, the excise tax was suspended from January 1, 2016 to December 31, 2017. On January 22, 2018, Congress passed another suspension of the tax from January 1, 2018 through December 31, 2020, after which New Misonix is expected to be subject to the excise tax.

If the Misonix Merger and the Solsys Merger, taken together, do not qualify as a transaction described in Section 351 of the Code (or, in the case of the Misonix shareholders, if the Misonix Merger, by itself, does not qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code or, in the case of the Series E unitholders, if the Solsys Merger taken together with the liquidation of the Series E unitholders does not qualify with respect to the Series E unitholders as a reorganization within the meaning of Section 368(a)(1)(C) of the Code), Misonix shareholders and/or the Solsys members and/or the owners of stock of the Series E unitholders may recognize substantial taxable gain as a result of the mergers, and may be required to pay substantial additional U.S. federal income taxes, in the taxable year in which the mergers occur.

The Misonix Merger and the Solsys Merger, taken together, are intended to qualify as a transaction described in Section 351 of the Code, the Misonix Merger, by itself, is intended to qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code and the Solsys Merger taken together with the liquidation of the Series E unitholders is intended to qualify with respect to the Series E unitholders as a reorganization within the meaning of Section 368(a)(1)(C) of the Code. The positions of Misonix and Solsys are not binding on the Internal Revenue Service (the “IRS”) or the courts, and the parties do not intend to request a ruling from the IRS with respect to the transactions described in the merger agreement. Accordingly, there can be no assurance that the IRS will not challenge the qualification of Misonix Merger and the Solsys Merger taken together, as a transaction described in Section 351 of the Code (or, in the case of Misonix, the qualification of the Misonix Merger as a reorganization within the meaning of Section 368(a)(1)(A) of the Code or, in the case of the Series E unitholders the qualification of the Solsys Merger taken together with the liquidation of the Series E unitholders as a reorganization within the meaning of Section 368(a)(1)(C) of the Code) or that a court will not sustain such a challenge. If the IRS were to be successful in any such contention, or if for any other reason the Misonix Merger and the Solsys Merger, taken together, were not treated as a transaction described in Section 351 of the Code (and, in the case of the Misonix shareholders, if the Misonix Merger did not qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code and in the case of the Series E unitholders, if the Solsys Merger taken together with the liquidation of the Series E unitholders does not qualify with respect to the Series E unitholders as a reorganization within the meaning of Section 368(a)(1)(C) of the Code), then the Misonix shareholders and/or Solsys members and/or the owners of stock of the Series E unitholders, as the case may be, would not be entitled to defer any portion of the gain realized as a result of receiving shares of New Misonix common stock in the transactions and may be required to pay substantial additional U.S. federal income taxes with respect to the taxable year in which such mergers occur. In addition, a Solsys member may recognize taxable gain upon the exchange of Solsys membership interests in the Solsys Merger if and to the extent that (i) the aggregate amount of partnership liabilities attributable to the membership interests exchanged by the Solsys member exceeds (ii) the Solsys member’s aggregate tax basis in the Solsys membership interests exchanged by such Solsys member. For additional information regarding the U.S. federal income tax consequences of these transactions, see the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers,” beginning on page [●].

New Misonix will experience greater scrutiny and regulation by governmental authorities, which may lead to greater regulation in the future.

New Misonix’s medical devices and its business activities will be subject to rigorous regulation, including by the FDA, the SEC, the DOJ and numerous other federal, state and foreign governmental authorities including the imposition of international trade sanctions and tariffs. Certain state governments and the federal government have enacted legislation aimed at increasing transparency of its interactions with health care providers. Any failure to comply with these legal and regulatory requirements could impact New Misonix’s business.

Risk of reprocessing disposables.

In some jurisdictions around the world, culture and practice encourages reuse of disposable products when the product is clearly labeled for single use. Such reuse may expose New Misonix to liability in these jurisdictions

New Misonix’s indebtedness could impair its financial condition and its ability to fulfill its debt obligations.

On a pro forma basis assuming consummation of the transactions, as of March 31, 2019, New Misonix would have had total indebtedness of approximately $40 million and the ability to borrow an additional $5 million under the amended SWK credit agreement. This indebtedness may have significant consequences for New Misonix’s creditors and investors. For example, this indebtedness could:

•	make it more difficult for New Misonix to satisfy its obligations, which could in turn result in an event of default on its indebtedness;

•	impair New Misonix’s ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	diminish New Misonix’s ability to withstand a downturn in its business, the industry in which it operates or the economy generally;

•	limit flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; and

•	place New Misonix at a competitive disadvantage compared to certain competitors that may have proportionately less debt.

If New Misonix is unable to meet its debt service obligations or if it otherwise breaches a covenant, it could be forced to restructure or refinance its indebtedness, seek additional equity capital or sell assets. New Misonix may be unable to obtain financing or sell assets on satisfactory terms, or at all.

In addition, New Misonix’s debt agreements will subject it to a number of financial and operational covenants and require compliance with certain financial ratios. For example, the covenants under the amended

SWK credit agreement will contain requirements that New Misonix maintain certain annual revenue and EBITDA thresholds and will impose restrictions on New Misonix, including the restrictions on its ability to incur additional indebtedness and liens, make loans and investments, make capital expenditures, sell assets, engage in future mergers, acquisitions and consolidations, enter into transactions with affiliates, purchase or redeem stock, enter into sale and leaseback transactions and pay dividends. A breach of any of the covenants imposed on New Misonix by the terms of the amended SWK credit agreement or any new indebtedness, including any financial or operational covenants, and certain change of control events, may result in a default or event of default under the terms of the such indebtedness. Following an event of default, the lenders would have the right to terminate their commitments to extend credit in the future to New Misonix and would be able to accelerate the repayment of all of New Misonix’s indebtedness. In such case, New Misonix may not have sufficient funds to pay the total amount of accelerated obligations, and the lenders could proceed against the collateral securing the new indebtedness, which is expected to consist of substantially all of the assets of New Misonix. Any acceleration in the repayment of indebtedness or related foreclosure could have an adverse effect on New Misonix. The terms of the amended SWK credit agreement will further restrict New Misonix’s ability to prepay amounts due under the amended SWK credit agreement for a period of one year after the completion of the transactions and will impose penalties on prepayments for up to three years after the completion of the transactions.

Despite its debt levels, New Misonix may be able to incur significantly more debt in the future, which could increase the foregoing risks.

New Misonix will require a significant amount of cash to service its indebtedness. This cash may not be readily available to New Misonix.

New Misonix’s ability to make payments on, or repay or refinance, its indebtedness and fund planned capital expenditures will depend largely upon its future operating performance. New Misonix’s future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. We cannot be certain New Misonix will generate sufficient cash flow from operations or that future borrowings will be available in amounts sufficient to enable New Misonix to pay its indebtedness or to fund its other liquidity needs.

As a privately held entity, Solsys was not required to comply with the reporting requirements of the Exchange Act or the requirements of the Sarbanes-Oxley Act of 2002. As a public company, Misonix has been required to comply with such requirements. However, in regard to New Misonix, such requirements may strain its resources, increase its costs and distract management, and it may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with listed equity securities, New Misonix will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC, including compliance with the reporting requirements of the Exchange Act, and the requirements of Nasdaq, with which Solsys was not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of the New Misonix board and management and may significantly increase New Misonix’s costs and expenses compared to that of Misonix. While combining the Solsys and Misonix accounting and operations functions, New Misonix will need to:

•	institute a comprehensive compliance function;

•

design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	comply with rules promulgated by Nasdaq;

•	prepare and distribute periodic public reports in compliance with its obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree than Misonix had to, outside counsel and accountants in the above activities; and

•	establish an investor relations function.

These factors could also make it more difficult for New Misonix to attract and retain qualified members of its board of directors and qualified executive officers. If New Misonix’s profitability is adversely affected because of these additional costs, it could have a negative effect on the trading price of New Misonix’s common stock.

Impairment of the value of New Misonix’s goodwill and other intangible assets is possible, depending on future operating results and the value of its stock.

New Misonix will periodically evaluate its goodwill and other intangible assets to determine if their carrying values are recoverable. Factors which will influence the evaluation include expected future operating results (including assumptions around revenue growth, compensation levels, capital expenditures and discount rates), New Misonix’s stock price and the market for medical device assets in general. If the carrying value is no longer deemed to be recoverable, a charge to earnings may be necessary. Although those charges are non-cash in nature and do not will not affect our New Misonix’s operations, they could affect future reported results of operations and reduce our shareholders’ stockholders’ equity.

Risks Related to the Ownership of New Misonix common stock

There is no existing market for New Misonix common stock, and New Misonix does not know if one will develop to provide you with adequate liquidity to sell your New Misonix common stock. The price of New Misonix common stock may fluctuate significantly, which could cause you to lose all or part of your investment.

Prior to the completion of the transactions, there will not be a public market for New Misonix common stock. New Misonix cannot predict the extent to which investor interest in New Misonix will lead to the development of an active trading market on Nasdaq or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any shares of New Misonix common stock that you receive as consideration in the transactions. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. If you are a Misonix shareholder, you may not be able to resell your New Misonix common stock at or above the trading price of your Misonix common shares immediately prior to the completion of the transactions. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the New Misonix common stock and limit the number of investors who are able to buy the New Misonix common stock.

Some of the factors that could cause fluctuation in the stock price or trading volume of New Misonix’s common stock include:

•	general market and economic conditions and market trends, including in the life sciences and medical device industries and the financial markets generally;

•	the political, economic and social situation in the United States and in the world;

•	actual or expected variations in operating results;

•	variation in quarterly operating results;

•	inability to meet projections in revenue made by New Misonix;

•	speculation in the press or investment community;

•

the failure of research analysts to cover New Misonix common stock, adverse changes to research analyst recommendations, or the failure of New Misonix’s operating results to meet research analyst expectations;

•	announcements by New Misonix or its competitors of significant acquisitions, strategic partnership, joint ventures, capital commitments or other business developments;

•	adoption of new accounting standards affecting the industry in which New Misonix operates;

•	operations of competitors and the performance of competitors’ common stock;

•	litigation or governmental action involving or affecting New Misonix;

•	changes in financial estimates and recommendations by securities analysts;

•	recruitment or departure of key personnel;

•	purchases or sales of blocks of New Misonix common stock;

•	operating and stock performance of the companies that investors may consider to be comparable;

•	domestic and international economic, legal and regulatory factors unrelated to New Misonix’s performance; and

•	the realization of any risks described under “Risk Factors.”

There can be no assurance that the price of New Misonix’s common stock will not fluctuate or decline significantly. The stock market in recent years has experienced considerable price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies and that could adversely affect the price of New Misonix common stock, regardless of its operating performance. Stock price volatility might be worse if the trading volume of shares of New Misonix common stock is low. Furthermore, shareholders may initiate securities class action lawsuits if the market price of New Misonix common stock declines significantly, which may cause New Misonix to incur substantial legal expenses and could divert the time and attention of New Misonix’s management and the New Misonix board.

Future sales of New Misonix common stock in the public market could reduce its stock price, and any additional capital raised by New Misonix through the sale of equity or convertible securities may dilute your ownership in New Misonix.

New Misonix may issue additional shares of common stock or convertible securities in future public offerings. Following the completion of the transactions, New Misonix will have approximately 15,345,435 outstanding shares of common stock and will be authorized to issue up to 45,000,000 shares of common stock and 2,000,000 shares of preferred stock. Any Solsys unitholder who receives at least 20,000 shares of New Misonix common stock in connection with the transactions will also be subject to certain restrictions on the transfer of their shares of New Misonix common stock for 12 months after the completion of transactions. However, after such period, and subject to compliance with the Securities Act or exemptions therefrom, these holders may sell such shares into the public market. See “The Agreement and Plan of Merger-Lock-Up of Shares of New Misonix common stock.” Following the completion of the transactions, New Misonix intends to file a registration statement with the SEC on Form S-8 providing for the registration of shares of its common stock issued or reserved for issuance under New Misonix’s equity incentive plans. Subject to the satisfaction of vesting conditions, shares registered under the registration statement on Form S-8 will be available for resale immediately following the completion of the transactions in the public market without restriction. New Misonix cannot predict the size of future issuances of its common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of its common stock will have on the market price of its common stock. Sales of substantial amounts of New Misonix common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of New Misonix common stock.

New Misonix does not intend to pay cash dividends on its common stock for at least so long as it is prohibited from doing so under any of its debt agreements.

Upon the completion of the transactions, the amended SWK credit facility will contain restrictions on the payment of dividends, and any credit agreements New Misonix enters into in the future may contain similar limitations or restrictions. In addition, applicable state law may impose requirements that may impede New Misonix’s ability to pay dividends on its common stock. Therefore, it is likely that any return on investment for New Misonix’s shareholders, at least in the near term, will occur only if the market price of its common stock appreciates.

New Misonix may issue preferred stock on terms that could adversely affect the voting power or value of its common stock.

New Misonix’s certificate of incorporation authorizes it to issue, without the approval of its stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over its common stock respecting dividends and distributions, as New Misonix’s board may determine. The terms of one or more classes or series of preferred stock could adversely affect the voting power or value of New Misonix common stock. For example, New Misonix might grant holders of preferred stock the right to elect some number of its directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences New Misonix might assign to holders of preferred stock could affect the residual value of the New Misonix common stock.

New Misonix’s certificate of incorporation and bylaws after completion of the transactions, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of New Misonix’s common stock.

New Misonix’s Amended and Restated Certificate of Incorporation after the completion of the transactions will authorize the New Misonix board to issue up to 2,000,000 shares of preferred stock without shareholder approval. If the New Misonix board elects to issue preferred stock, it could be more difficult for a third party to acquire New Misonix. In addition, some provisions of New Misonix’s Amended and Restated Certificate of Incorporation and bylaws could make it more difficult for a third party to acquire control of New Misonix, even if the change of control might be beneficial to holders of New Misonix common stock, including establishing advance notice and certain information requirements for nominations for election to the New Misonix board or for proposing matters that can be acted upon by stockholders at stockholder meetings. If the New Misonix Charter Amendments Proposal is approved by Misonix’s shareholders the Amended and Restated Certificate of Incorporation:

•	establish a classified board of directors that is divided into three classes with staggered three-year terms and provide that directors can be removed only by cause;

•	require that shareholder actions be taken at a meeting and not by written consent;

•	establish limitations on the removal of directors; and

•	establish limitations on the ability of shareholders to call special meetings.

New Misonix’s Amended and Restated Certificate of Incorporation after the completion of the transactions will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by its shareholders, which could limit the ability of New Misonix’s shareholders to obtain a favorable judicial forum for disputes with New Misonix or its directors, officers, employees or agents.

If the New Misonix Charter Amendments Proposal is approved by Misonix’s shareholders, New Misonix’s certificate of incorporation after the completion of the transactions will provide that, unless New Misonix consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the New Misonix; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the New Misonix to New Misonix or its shareholders; (iii) any action or proceeding asserting a claim against New Misonix or any current or former director or officer or other employee of the Corporation arising out of or pursuant to any provision of the Delaware General Corporation Law, or New Misonix’s certificate of incorporation or bylaws; (d) any action or proceeding to interpret, apply, enforce or determine the validity of New Misonix’s certificate of incorporation or bylaws; (e) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (f) any action asserting a claim against the New Misonix or any director or officer or other employee of the New Misonix governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

Any person or entity purchasing or otherwise acquiring any interest in shares of New Misonix’s capital stock will be deemed to have notice of, and consented to, the provisions of New Misonix’s Amended and Restated Certificate of Incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Misonix or its directors, officers, employees or agents, which may discourage such lawsuits against New Misonix and such persons. Alternatively, if a court were to find these provisions of New Misonix’s Amended and Restated Certificate of Incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, New Misonix may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect New Misonix’s business, financial condition or results of operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy and consent solicitation statement/prospectus contains or may contain forward-looking statements. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “can,” “expects,” “believes,” “anticipates,” “intends,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” “is confident that” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the transactions between Misonix and Solsys, including New Misonix’s future financial and operating results, plans, objectives, expectations and intentions, the expected timing of completion of the transactions and other statements that are not historical facts.

These forward-looking statements are based upon the current beliefs and expectations of management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section titled “Risk Factors” beginning on page [●] of this joint proxy and consent solicitation statement/prospectus. Those factors and the other risk factors described therein are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, our actual results could be materially different from the results described or anticipated by our forward-looking statements due to the inherent uncertainty of estimates, forecasts and projections and may be better or worse than anticipated. Given these uncertainties, you are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements represent our estimates and assumptions only as of the date that they were made. The foregoing cautionary statements apply to all of our forward-looking statements contained in this document.

PARTIES TO THE TRANSACTIONS

Misonix, Inc.

Misonix is a New York corporation based in Farmingdale, New York. Misonix designs, manufactures and markets minimally invasive therapeutic ultrasonic medical devices. Misonix’s products enhance commercial outcomes and provide value to customers and patients. Misonix current products include:

•	BoneScalpel® Surgical System (“BoneScalpel”), which is used for surgical procedures involving the precise cutting and sculpting of bone while sparing soft tissue.

•	SonaStar® Surgical Aspirator (“SonaStar”), which is used to emulsify and remove soft and hard tumors, primarily in the neuro and general surgery field.

•

SonicOne® Wound Cleansing and Debridement System (“SonicOne”), which offers tissue specific debridement and cleansing of wounds and burns for effective removal of devitalized tissue and fibrin deposits while sparing viable cells.

These devices primarily serve the following commercial specialties: neurosurgery, orthopedic surgery, plastic surgery, wound care and maxillo-facial surgery. In the United States, Misonix products are marketed primarily through a hybrid sales approach. This includes direct sales representatives, managed by regional sales managers, along with independent distributors. Outside the United States, Misonix sells its products to specialty distributors who purchase products from Misonix to resell to their commercial customer bases. Misonix sells to all major markets in the Americas, Europe, Middle East, Asia Pacific and Africa.

Misonix common stock is traded on the Nasdaq under the trading symbol “MSON.” Misonix’s principal executive office is located at 1938 New Highway, Farmingdale, New York, 11735 and its telephone number is: (631) 694-9555.

Additional information about Misonix and its subsidiaries is included in the documents incorporated by reference into this joint proxy and consent solicitation statement/prospectus. See “Where You Can Find More Information” beginning on page [●].

Solsys Medical, LLC

Solsys is a Delaware limited liability company that was formed in 1999. Solsys is a privately held advanced wound care company focused on the skin substitute sub-market of the advanced wound care market. Solsys is the exclusive marketer and distributor of TheraSkin® in the U.S., through an agreement with LifeNet. Solsys owns the TheraSkin® brand name, which was commercially launched in January 2010. TheraSkin is a biologically active human skin allograft which has all of the relevant characteristics of human skin, including living cells, growth factors, and a collagen matrix, needed to heal wounds. TheraSkin jumpstarts the healing of stalled chronic wounds and is an alternative to human autograft, which is considered to be the gold standard for permanent wound closure. TheraSkin is derived from human skin tissue from consenting and highly screened donors and is manufactured by LifeNet.

Solsys’ principal executive office is located at 11830 Canon Boulevard, Suite A, Newport News, VA 23606 and its telephone number is: (877) 222-2681. All questions and inquiries should be directed to the attention of Allan Staley, CEO.

Additional information about Solsys is included elsewhere in this joint proxy and consent solicitation statement/prospectus. See “Business of Solsys” beginning on page [●], “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Solsys” beginning on page [●], and the historical financial statements of Solsys and the related notes thereto beginning on page [●].

New Misonix, Inc.

New Misonix is a Delaware corporation and prior to the completion of the transactions is a direct, wholly owned subsidiary of Misonix. New Misonix was formed solely to effect the combination of Misonix and Solsys by merging Merger Sub One, its direct, wholly owned subsidiary, with and into Misonix, and merging Merger Sub Two, its direct, wholly owned subsidiary, with and into Solsys, in each case, as provided for in the merger agreement. New Misonix has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

Following the completion of the transactions, New Misonix will be the parent company of Misonix and Solsys and will be named “Misonix, Inc.” The New Misonix common stock will be listed for trading on the Nasdaq under the symbol “MSON.”

New Misonix’s office is located at 1938 New Highway, Farmingdale, New York 11735 and its telephone number is: (631) 694-9555. All questions and inquiries should be directed to the attention of the Corporate Secretary, Joseph Dwyer.

Motor Reincorp. Sub One, Inc.

Merger Sub One is a New York corporation and a direct, wholly owned subsidiary of New Misonix. Merger Sub One was formed solely for the purpose of consummating the merger of Merger Sub One with and into Misonix, as provided for in the merger agreement. Merger Sub One has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

Merger Sub One’s office is located at 1938 New Highway, Farmingdale, New York 11735 and its telephone number is: (631) 694-9555. All questions and inquiries should be directed to the attention of the Corporate Secretary, Joseph Dwyer.

Surge Sub Two, LLC

Merger Sub Two is a Delaware limited liability company and a direct, wholly owned subsidiary of New Misonix. Merger Sub Two was formed solely for the purpose of consummating the merger of Merger Sub Two with and into Solsys, as provided for in the merger agreement. Merger Sub Two has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

Merger Sub Two’s office is located at 1938 New Highway, Farmingdale, New York 11735 and its telephone number is: (631) 694-9555. All questions and inquiries should be directed to the attention of the Corporate Secretary, Joseph Dwyer.

THE MISONIX SPECIAL MEETING

Date, Time and Place of the Special Meeting

The special meeting is scheduled to be held at [●], on [●], 2019 at [●], local time.

Purpose of the Special Meeting

At the special meeting, holders of Misonix common stock will be asked to:

•	Consider and vote on a proposal to approve the merger agreement, which we refer to as the “Misonix Merger Proposal”;

•	Consider and vote on a proposal to approve the issuance of shares of New Misonix common stock pursuant to the transactions, which we refer to as the “Misonix Share Issuance Proposal”;

•

Consider and vote on a proposal to approve the Amended and Restated Certificate of Incorporation of New Misonix, Inc., a copy of which is attached to the accompanying proxy statement/prospectus as Annex B, reflecting the following material differences from New Misonix’s current Certificate of Incorporation, which we refer to as the “New Misonix Charter Amendments Proposal”:

1)

dividing the New Misonix board into three classes with staggered three-year terms and, in connection therewith, providing that directors of New Misonix can only be removed by shareholders of New Misonix for cause upon the vote of holders of two-thirds of outstanding shares;

2)	providing that shareholder actions must be taken at a meeting and not by written consent;

3)

authorizing an amendment of the New Misonix Bylaws by holders of a majority vote of the outstanding shares, provided that a vote of holders of two-thirds of the outstanding shares would be required to amend the New Misonix Bylaws if the amendment was not approved by a majority of the New Misonix board;

4)	prohibiting shareholders from calling special meetings; and

5)	mandating that the Court of Chancery of the State of Delaware shall be the exclusive forum for various actions that may be brought against New Misonix, its officers, or directors.

•

Consider and vote on a proposal to adjourn the Misonix special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve the share issuance and/or the merger agreement have not been obtained by Misonix, which we refer to as the “Misonix Adjournment Proposal.”

As a condition to Solsys’ willingness to enter into the merger agreement, simultaneously with the execution of the merger agreement, certain shareholders of Misonix, holding approximately 18.6% of the issued and outstanding shares of Misonix common stock, entered into as support agreement with Misonix, pursuant to which such Misonix shareholders agreed to, among other things and subject to the terms of such support agreement, vote in favor of the issuances of New Misonix common stock and approval of the merger agreement, the consummation of the Misonix Merger and the other transactions contemplated by the merger agreement to which Misonix is a party.

Record Date; Outstanding Shares Entitled to Vote

The Misonix board has fixed [●], as the record date for the Misonix special meeting. If you were a holder of shares of Misonix common stock at the close of business on the record date, you are entitled to vote your shares at the Misonix special meeting.

As of the record date, there were [●] shares of Misonix’s common stock outstanding and entitled to vote at the Misonix special meeting.

Quorum

The presence, either in person or by proxy, of the holders of record of a majority of the shares of stock issued and outstanding and entitled to vote shall constitute a quorum at the Misonix special meeting. Once quorum is present at the Misonix special meeting, it will not broken by the subsequent withdrawal of any shareholders. The shareholders present may adjourn the meeting despite the absence of a quorum. At the meeting to which such adjourned meeting is reconvened, any business may be transacted which might have been transacted at the meeting as first convened had there been a quorum. Broker non-votes will not be used to determine whether a quorum is present at the Misonix special meeting.

Vote Required

The Misonix Merger Proposal requires the adoption of the merger agreement and the approval of the Misonix Merger by the affirmative vote of the holders of two-thirds of the outstanding shares of Misonix common stock.

The Misonix Share Issuance Proposal requires for its approval the affirmative vote of the holders of a majority of the shares of Misonix common stock represented at the Misonix special meeting, in person or by proxy, and entitled to vote on the Misonix Share Issuance Proposal.

The New Misonix Charter Amendments Proposal requires for its approval the affirmative vote of the holders of two-thirds of the outstanding Misonix common stock.

The Misonix Adjournment Proposal requires for its approval the affirmative vote of the holders of a majority of the shares of Misonix common stock represented at the Misonix special meeting, in person or by proxy, and entitled to vote on the Misonix Adjournment Proposal.

If you mark “abstain” or register your attendance at the special meeting and fail to vote with respect to any of the proposals, it will have the effect of a vote “AGAINST” the proposals.

If you fail to return a proxy card, it will have the effect of a vote “AGAINST” the Misonix Merger Proposal and the New Misonix Charter Amendments Proposal, but will have no effect with respect to the Misonix Share Issuance Proposal or the Misonix Adjournment Proposal, assuming a quorum is present at the Misonix special meeting.

Broker non-votes will have the effect of a vote “AGAINST” the Misonix Merger Proposal and the New Misonix Charter Amendments. Broker non-votes will have no effect on the Misonix Share Issuance Proposal and the Misonix Adjournment Proposal, assuming a quorum is present at the Misonix special meeting. Broker non-votes will not be used to determine whether a quorum is present at the Misonix special meeting.

If the Misonix Merger Proposal or the Misonix Share Issuance Proposal are not approved by holders of the requisite number of shares of Misonix common stock, then the transactions will not occur. Approval of the New Misonix Charter Amendments Proposal and the Misonix Adjournment Proposal are not required to consummate the transactions.

Recommendation of Misonix’s Board

The Misonix board recommends that:

•	the holders of Misonix’s common stock vote “FOR” the Misonix Merger Proposal;

•	the holders of Misonix’s common stock vote “FOR” the Misonix Share Issuance Proposal;

•	the holders of Misonix’s common stock vote “FOR” the New Misonix Charter Amendments Proposal; and

•	the holders of Misonix’s common stock vote “FOR” the Misonix Adjournment Proposal.

Additional information on the recommendation of the Misonix board is set forth in “The Transactions – Misonix’s Reasons for the Transactions and Recommendation of Misonix’s Board” beginning on page [●].

Misonix’s shareholders should carefully read this joint proxy and consent solicitation statement/prospectus in its entirety for additional information concerning the merger agreement and the transactions. In addition, Misonix’s shareholders are directed to the merger agreement, which is attached as Annex A to this joint proxy and consent solicitation statement/prospectus.

Voting by Misonix’s Directors and Executive Officers

As of May 20, 2019, the directors and executive officers of Misonix beneficially owned, in the aggregate, 2,354,540 shares (or approximately 23.1%) of the Misonix common stock. The directors and executive officers of Misonix have informed Misonix that they currently intend to vote all of their shares of Misonix common stock in favor of adopting the Misonix Merger Proposal, the Misonix Share Issuance Proposal, the New Misonix Charter Amendments Proposal and the Misonix Adjournment Proposal. In addition, as a condition to Solsys’ willingness to enter into the merger agreement, simultaneously with the execution of the merger agreement, certain shareholders of Misonix, holding approximately 18.6% of the issued and outstanding shares of Misonix common stock, entered into the Misonix Support Agreement, pursuant to which such Misonix shareholders agreed to, among other things and subject to the terms of such support agreement, vote in favor of the issuances of New Misonix common stock and approval of the merger agreement, the consummation of the Misonix Merger and the other transactions contemplated by the merger agreement to which Misonix is a party. See “Ancillary Agreement – Description of the Misonix Support Agreement” beginning on page [●].

How to Vote

After reading and carefully considering the information contained in this joint proxy and consent solicitation statement/prospectus, please submit your proxy or voting instructions promptly. In order to ensure your vote is recorded, please submit your proxy or voting instructions as set forth below as soon as possible even if you plan to attend the Misonix special meeting.

By Internet. Use the Internet at www.proxyvote.com to transmit your voting instructions and for the electronic delivery of information up until 11:59 P.M. Eastern Time on [●]. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. The availability of Internet voting instruction for beneficial owners holding shares of common stock in street name will depend on the voting process of your broker, bank or other nominee. Please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

By Phone. Use any touch-tone telephone to dial [●] to transmit your voting instructions up until 11:59 P.M. Eastern Time on [●]. Have your proxy card in hand when you call and then follow instructions. If you submit a proxy by telephone, do not return your proxy card. The availability of telephone voting instruction for beneficial owners holding shares of voting common stock in street name will depend on the voting process of your broker, bank or other nominee. Please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

By Mail. Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to [●].

Attending the Special Meeting

All Misonix shareholders as of the record date may attend the special meeting. If you are a beneficial owner of shares of Misonix common stock held in street name, you must provide evidence of your ownership of such shares, which you can obtain from your broker, banker or nominee in order to attend the special meeting.

Voting of Proxies

If you submit a proxy or voting instructions by Internet, by telephone or by completing, signing, dating and mailing your proxy card or voting instruction card, your shares will be voted in accordance with your instructions. If you are a shareholder of record and you sign, date, and return your proxy card but do not indicate how you want to vote with respect to a proposal and do not indicate that you wish to abstain with respect to that proposal, your shares will be voted in favor of that proposal.

Voting of Misonix Shares Held in Street Name

If a bank, broker or other nominee holds your shares of Misonix’s common stock for your benefit but not in your own name, such shares are in “street name.” In that case, your bank, broker or other nominee will send you a voting instruction form to use for your shares. The availability of telephone and Internet voting instruction depends on the voting procedures of your bank, broker or other nominee. Please follow the instructions on the voting instruction form they send you. If your shares are held in the name of your bank, broker or other nominee and you wish to vote in person at the special meeting, you must contact your bank, broker or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the special meeting in order to vote in person.

Revoking Your Proxy

If you are a shareholder of record, you can revoke your proxy at any time before your proxy is voted at the special meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation to the Secretary of Misonix, Joseph Dwyer;

•	you can submit a revised proxy bearing a later date by Internet, telephone or mail as described above; or

•

you can attend the special meeting and vote in person, which will automatically cancel any proxy previously given, though your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy no later than the beginning of the special meeting.

If you are a beneficial owner of shares of Misonix’s common stock held in street name, you may submit new voting instructions by contacting your broker, bank or other nominee. You may also vote in person at the special meeting if you obtain a legal proxy from your broker, bank or other nominee and present it to the inspectors of election with your ballot when you vote at the special meeting.

Proxy Solicitations

Misonix is soliciting proxies for the special meeting from Misonix shareholders. Misonix will bear the cost of soliciting proxies from Misonix shareholders, including the expenses incurred in connection with the printing and mailing of this joint proxy and consent solicitation statement/prospectus. In addition to this mailing, Misonix’s Directors, officers and employees (who will not receive any additional compensation for such services) may solicit proxies by telephone or in-person meeting.

Misonix has also engaged the services of MacKenzie Partners to assist in the distribution of the proxies. Misonix estimates that it will pay $30,000 a fee of approximately MacKenzie Partners plus reasonable out-of-pocket expenses.

Misonix will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to the beneficial owners of Misonix common stock.

Other Business

The Misonix board is not aware of any other business to be acted upon at the Misonix special meeting.

Adjournments

Any adjournment of the Misonix special meeting may be made from time to time by less than a quorum until a quorum shall attend the special meeting. Misonix is not required to notify shareholders of any adjournment if the new date, time and place is announced at the Misonix special meeting before adjournment.

PROPOSALS SUBMITTED TO MISONIX SHAREHOLDERS

1) Misonix Merger Proposal

Misonix is asking its shareholders to adopt the merger agreement and vote to approve the Misonix Merger, which proposal is referred to as the “Misonix Merger Proposal”. For a summary of and detailed information regarding this proposal, see the information about the merger agreement and the merger throughout this joint proxy and consent solicitation statement/prospectus, including the information set forth in the section titled “The Agreement and Plan of Merger.” A copy of the merger agreement is attached to this joint proxy and consent solicitation statement/prospectus as Annex A. You are urged to read the merger agreement carefully and in its entirety.

Approval of the Misonix Merger Proposal is a condition to the completion of the transactions. If the Misonix Merger Proposal is not approved, the transactions will not occur.

Vote Required for Approval

Approval of the Misonix Merger Proposal requires the affirmative vote of the holders of two-thirds of the outstanding Misonix common stock.

Recommendation of the Misonix Board

THE MISONIX BOARD RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MISONIX MERGER PROPOSAL.

2) Misonix Share Issuance Proposal

Pursuant to the rules of the Nasdaq, Misonix is requesting that holders of the outstanding shares of Misonix’s common stock consider and vote on a proposal to approve the issuance of shares of New Misonix common stock pursuant to the transactions as described in the merger agreement, which proposal is referred to the “Merger Share Issuance Proposal”.

Approval of the Misonix Share Issuance Proposal is a condition to the completion of the transactions. If the Misonix Share Issuance Proposal is not approved, the transactions will not occur.

Vote Required for Approval

Approval of the Misonix Share Issuance Proposal requires the affirmative vote of a majority of the shares of Misonix common stock represented at the Misonix special meeting, in person or by proxy, and entitled to vote on the matter.

Recommendation of the Misonix Board

THE MISONIX BOARD RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MISONIX SHARE ISSUANCE PROPOSAL.

3) New Misonix Charter Amendments Proposal

Misonix is asking its shareholders to approve the Amended and Restated Certificate of Incorporation of New Misonix, Inc., a copy of which is attached to the accompanying proxy statement/prospectus as Annex B, reflecting the following material differences from Misonix’s current Amended and Restated Certificate of Incorporation, which proposal is referred to as the “New Misonix Charter Amendments Proposal”:

1)

dividing the New Misonix board into three classes with staggered three-year terms and, in connection therewith, providing that directors of New Misonix can only be removed by shareholders of New Misonix for cause upon the vote of holders of two-thirds of outstanding shares;

2)	providing that shareholder actions must be taken at a meeting and not by written consent;

3)

authorizing an amendment of the New Misonix Bylaws by a majority vote of the shareholders, provided that a two-thirds vote would be required to amend the New Misonix Bylaws if the amendment was not approved by a majority of the New Misonix board;

4)	prohibiting shareholders from calling special meetings; and

5)	mandating that the Court of Chancery of the State of Delaware shall be the exclusive forum for various actions that may be brought against New Misonix, its officers, or directors.

Approval of the New Misonix Charter Amendments Proposal is not a condition to the completion of the transactions.

Reasons for the Charter Amendments

Dividing the New Misonix board into three classes with staggered three-year terms and, in connection therewith, providing that directors of New Misonix can only be removed by shareholders of New Misonix for cause upon the vote of holders of two-thirds of outstanding shares:

The Misonix board believes that a classified board structure will provide New Misonix and its shareholders with important benefits. The Misonix board believes that companies with staggered boards have benefited shareholders by freeing managers to focus on long term results and increasing shareholder value. The Misonix board believes that a classified board structure promotes continuity of experiences and an orderly succession of board members by ensuring that at any given time there are experienced board members serving on the board who are familiar with the company, its business, operations and investment and compliance policies, and its relationships with its services providers. Specifically, the Misonix board believes that a classified board structure for New Misonix will:

•	create a more experienced board that is better able to identify and accomplish long-term objectives in supervising the management of New Misonix;

•

enhance the independence of the independent board members from management and from special interest groups by providing them with a three-year term of office, so they are better positioned to make decisions that are in the best long-term interest of New Misonix and its shareholders;

•	strengthen New Misonix’s ability to attract and retain qualified individuals who are willing to make multi-year commitments to New Misonix and to develop a deep understanding of its business;

•	allow new board members an opportunity to gain knowledge from experienced board members;

•	help prevent complete changes in control and corresponding changes in strategy in any one year; and

•

protect against abrupt changes in New Misonix based on the short-term objectives of shareholders who may seek to implement an agenda that is contrary to the long-term interest of New Misonix shareholders.

The Misonix board believes that a classified board of directors with three-year terms will also discourage coercive takeover practices and inadequate takeover bids, and reduce New Misonix’s vulnerability to hostile and potentially abusive takeover tactics that could be adverse to the best interests of New Misonix shareholders. By encouraging potential acquirers to negotiate directly with the New Misonix board, thereby giving the New Misonix board added leverage in such negotiations, a classified board structure will increase the likelihood of bona fide offers for New Misonix by serious acquirers. A classified board would not preclude unsolicited acquisition proposals but, by eliminating the threat of imminent removal, would put the New Misonix board in a position to act to maximize value for all shareholders. The Misonix board believes that the benefits of increased protection and the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure New Misonix outweighs the disadvantages of discouraging such a proposal because negotiation of such proposal could result in an improvement of its terms.

Providing that shareholder actions must be taken at a meeting and not by written consent:

The Misonix board believes that each decision of the shareholders should be made by all shareholders and only after thoughtful consideration of complete information. Information is provided to shareholders through a proxy statement, and the period between delivery of the proxy statement and the shareholders meeting provides time for consideration of shareholder proposals. The Misonix board believes that all shareholders, not just shareholders executing a written consent, should have the opportunity to participate in the decision-making process. This allows minority shareholders to take whatever action they deem appropriate to protect their interests, including seeking to persuade majority shareholders to follow a different course, or selling their shares. The Misonix board also believes that prohibiting corporate action without a meeting is a prudent corporate governance measure to persuade a party making an opportunistic and unsolicited bid for New Misonix to negotiate with the New Misonix board to reach terms that are fair and in the best interests of all shareholders and to prevent hostile bidders from taking actions that are contrary to the best interests of the shareholders as a whole.

Authorizing an amendment of the New Misonix Bylaws by holders of a majority of the outstanding shares, provided that a vote of the holders of two-thirds of the outstanding shares would be required to amend the New Misonix Bylaws if the amendment was not approved by a majority of the New Misonix board:

The Misonix board believes that increasing the threshold required to amend or repeal the New Misonix bylaws will help facilitate corporate governance stability by requiring broad shareholder consensus to effect changes and in the process help protect minority stockholder interests. In addition, any less than a two-thirds vote requirement may weaken the ability of the New Misonix board to preserve and maximize value for all shareowners in an opportunistic and unsolicited takeover attempt.

Prohibiting shareholders to call special meeting:

The Misonix board believes that shareholder called special meetings could cause New Misonix to incur substantial expense, be disruptive to its business operations and to long-term shareholder interests, and divert the focus of the New Misonix board and executive officers from effectively managing on behalf of all shareholders. The ability of shareholders to call special meetings could also lead to potential abuses and waste of limited corporate resources.

In addition, current laws and rules applicable to New Misonix also afford shareholders opportunities to express their views on key corporate actions. For example, under Delaware law and NASDAQ rules, New Misonix must submit significant matters, such as mergers and consolidations, large share issuances and equity compensation plans, to a shareholder vote. The Securities and Exchange Commission, through under Rule 14a-8 promulgated under the Exchange Act, also requires that companies include in their proxy materials shareholder proposals to be presented for a vote at their annual meetings, subject to certain requirements.

Mandating that the Court of Chancery of the State of Delaware shall be the exclusive forum for various actions that may be brought against New Misonix, its officers, or directors:

The Misonix board believes that New Misonix shareholders will benefit from having intra-corporate disputes litigated in Delaware, where New Misonix will be incorporated and whose laws govern such disputes. This provision is intended to provide a streamlined, efficient and organized process for resolution of such disputes and avoid multiple lawsuits in multiple jurisdictions regarding the same matter. This provision addresses plaintiff forum shopping and the related practice of filing parallel lawsuits in multiple jurisdictions, by requiring such claims to be brought in a single forum and helping to assure consistent consideration of the issues. The Misonix board believes that Delaware courts are best suited to address disputes involving such matters given that New Misonix will be incorporated in Delaware and that the Delaware courts have a reputation for expertise in corporate law matters. The Misonix board also believes that the Delaware courts have more experience and expertise in dealing with complex corporate issues than many other jurisdictions. This is expected to result in the application of a relatively known body of case law and using a high level of expertise, and should promote efficiency and costs-savings in the resolution of such claims. The Delaware General Corporation Law specifically authorizes Delaware corporations to adopt exclusive forum provisions in their charters and the Misonix board believes adoption of this amendment is a good governance measure in light of the incidence of lawsuits and multi-forum litigation.

These proposed amendments may have the effect of preventing New Misonix shareholders from taking action at any time other than an annual meeting or a special meeting to replace directors or take any other action authorized to be taken by shareholders under the DGCL. In addition, the amendments may make more difficult, or delay, actions by a person or a group seeking to acquire a substantial percentage of New Misonix common stock, to replace directors or to take other action to influence or control its management or policies, even though the holders of a majority of the outstanding shares of New Misonix common stock might desire those actions.

Vote Required for Approval

Approval of the New Misonix Charter Amendments Proposal requires the affirmative vote of the holders of two-thirds of the outstanding Misonix common stock.

Recommendation of the Misonix Board

THE MISONIX BOARD RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE NEW MISONIX CHARTER AMENDMENTS PROPOSAL.

4) Adjournment or Postponement Proposal

Misonix is requesting that holders of the outstanding shares of Misonix’s common stock consider and vote on a proposal to adjourn the Misonix special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve the share issuance and the merger agreement have not been obtained by Misonix, which proposal is referred to as the “Misonix Adjournment Proposal.”

Approval of the Misonix Adjournment Proposal is not a condition to the completion of the transactions.

Vote Required for Approval

Approval of the Misonix Adjournment Proposal requires the affirmative vote of a majority of the shares of Misonix common stock represented at the Misonix special meeting, in person or by proxy, and entitled to vote on the matter.

Recommendation of the Misonix Board

THE MISONIX BOARD RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MISONIX ADJOURNMENT PROPOSAL.

THE SOLSYS SOLICITATION OF WRITTEN CONSENTS

The following contains information for unitholders of Solsys regarding the solicitation of written consents from the unitholders of Solsys to approve the Solsys merger proposal.

Purpose of the Consent Solicitation

Holders of outstanding voting Solsys units are being asked to approve the Solsys merger proposal by executing and delivering the written consent furnished with this joint proxy and consent solicitation statement/prospectus.

Unitholders of Solsys Entitled to Consent

Holders of outstanding voting Solsys units are entitled to execute and deliver written consents with respect to the Solsys merger proposal. As of the date of this joint proxy and consent solicitation statement/prospectus, there were 9,760,419.20 common units, 3,314,401.00 Series A preferred units, 8,764,740.80 Series B preferred units, 4,676,262.88 Series C preferred units, 0 Series D preferred units, and 50,647,565.30 Series E preferred units of Solsys issued and outstanding and entitled to execute and deliver written consents with respect to the approval of the Solsys merger proposal.

As of the date of this joint proxy and consent solicitation statement/prospectus, the managers and executive officers of Solsys collectively owned and were entitled to execute and deliver written consents with respect to 3,515,726.20 common units, 187,254.40 Series B preferred units and 124,836.15 Series C preferred units of Solsys, which represent, in the aggregate, approximately 14.44% of the combined voting power of the holders of common units, Series A preferred units, Series B preferred units, Series C preferred units and Series D preferred units.

Approval of the Board of Managers of Solsys

Solsys’ board of managers has approved the transfer (if any) of Solsys units and/or equity interests of Solsys as contemplated by the merger agreement, has approved the merger agreement, the execution and delivery of the merger agreement and, subject to receipt of the requisite approval of the members of Solsys, the consummation of the Solsys Merger and the other transactions contemplated by the merger agreement to which Solsys is a party and the performance of Solsys’ obligations under the merger agreement.

The board of managers of Solsys makes no recommendation whether or not holders of outstanding voting Solsys units should execute written consents approving the Solsys merger proposal. Holders of outstanding voting Solsys units must make their own decision with respect to the Solsys merger proposal.

Consents; Required Consents

Written consents from holders of more than (A) 55% of the outstanding Solsys Series E preferred units, consenting separately as a single class and (B) 50% of Solsys’ common units, Series A preferred units, Series B preferred units, Series C preferred units and Series D preferred units, on an aggregate basis, consenting as a single class, are required to approve the Solsys merger proposal.

As a condition to Misonix’s willingness to enter into the merger agreement, simultaneously with the execution of the merger agreement, certain unitholders of Solsys, holding 100% of the outstanding Solsys Series E preferred units and approximately 13.49% of the outstanding Solsys common units, Series A preferred units, Series B preferred units, Series C preferred units and Series D preferred units, taken together as a single class, entered into the Solsys Support Agreement, pursuant to which such Solsys unitholders agreed to, among other things and subject to the terms of the Solsys Support Agreement, vote or consent to the approval of the

Solsys merger proposal. Additionally, two of Solsys’ unitholders, the Series E unitholders, further agreed to purchase their respective pro rata portion of the Series E preferred units issued in the Solsys equity offering and to purchase any Solsys Series E preferred units that are not subscribed for by other Solsys unitholders up to a total of $2,000,000 each.

Submission of Consents

Unitholders of Solsys may consent to the approval of the Solsys merger proposal with respect to their voting Solsys units by dating and signing the written consent enclosed with this joint proxy and consent solicitation statement/prospectus and returning it to Solsys. [●], 2019, is the final date for receipt of written consents. Solsys reserves the right to extend the final date for receipt of written consents beyond [●], 2019. Any such extension may be made without notice to the unitholders of Solsys. Once a sufficient number of consents to approve the Solsys merger proposal have been received, the consent solicitation will conclude.

If you hold voting Solsys units and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Solsys as soon as possible and in any event by [●]. Once you have completed, dated and signed the written consent, you may deliver it to Solsys by emailing a “.pdf” copy of your written consent to astaley@solsysmedical.com or by mailing your written consent to Solsys at 11830 Canon Blvd., Suite A, Newport News, VA 23606, Attn: Allan Staley, CEO.

Executing Consents; Revocation of Consents

Holders of voting Solsys units may execute written consents to approve the Solsys merger proposal. If a holder of voting Solsys units does not provide such holder’s written consent to approve the Solsys merger proposal, it will have the same effect as a vote against the approval of the Solsys merger proposal.

If you are a holder of voting Solsys units, you may change or revoke your consent to the approval of the Solsys merger proposal, subject to any contractual obligation you may have, at any time prior to [●], 2019 or, if earlier, at any time before the consents of a sufficient number of voting Solsys units to approve the Solsys merger proposal, have been filed with Solsys. If you wish to change or revoke your consent before that time, you may do so by emailing a “.pdf” copy of such change or revocation to astaley@solsysmedical.com or by mailing such change or revocation to Solsys at 11830 Canon Blvd., Suite A, Newport News, VA 23606, Attn: Allan Staley, CEO.

Solicitation of Consents; Expenses

Solsys will bear the entire cost of preparing, printing and mailing these consent solicitation materials to unitholders of Solsys. Officers and employees of Solsys may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

SOLSYS PROPOSAL 1—APPROVAL OF THE SOLSYS MERGER PROPOSAL

As discussed in this joint proxy and consent solicitation statement/prospectus, Solsys is asking holders of outstanding voting Solsys units to approve the Solsys merger proposal. For a summary of and detailed information regarding this proposal, see the information about the merger agreement throughout this joint proxy and consent solicitation statement/prospectus, including the information set forth in the section entitled “The Transactions,” beginning on page [●], and “The Merger Agreement,”, beginning on page [●]. A copy of the merger agreement is attached as Annex A to this joint proxy and consent solicitation statement/prospectus and incorporated herein by reference. Unitholders of Solsys are urged to read carefully this joint proxy and consent solicitation statement/prospectus and the merger agreement in their entirety before executing and delivering a written consent with respect to the approval of the Solsys merger proposal.

Required Vote

Approval of the Solsys merger proposal requires the approval of members of Solsys owning more than (A) 55% of the outstanding Solsys Series E Units, consenting separately as a single class and (B) 50% of Solsys’ common units, Series A preferred units, Series B preferred units, Series C preferred units and Series D preferred units, on an aggregate basis, consenting as a single class.

Recommendation of the Board of Managers of Solsys

The board of managers of Solsys makes no recommendation whether or not holders of outstanding voting Solsys units should execute written consents approving the Solsys merger proposal. Holders of outstanding voting Solsys units must make their own decisions with respect to the Solsys merger proposal.

THE TRANSACTIONS

The following is a description of certain material aspects of the transactions. This description may not contain all of the information that may be important to you. The discussion of the transactions in this joint proxy and consent solicitation statement/prospectus is qualified in its entirety by reference to the merger agreement, which is attached to this joint proxy and consent solicitation statement/prospectus as Annex A, the proposed amendment to the Articles of Incorporation of Misonix, Inc., which is attached to this joint proxy and consent solicitation statement/prospectus as Annex B, the form of New Misonix’s Certificate of Incorporation and Bylaws that will be in effect as of the completion of the transactions, each of which is filed as an exhibit to the registration statement to which this joint proxy and consent solicitation statement/prospectus relates, and the support agreements, each of which is filed as an exhibit to the registration statement to which this joint proxy and consent solicitation statement/prospectus relates. We encourage you to read carefully this entire joint proxy and consent solicitation statement/prospectus, including the Annexes, and the exhibits to the registration statement to which this joint proxy and consent solicitation statement/prospectus relates, for a more complete understanding of the transactions. This section is not intended to provide you with any factual information about Misonix or Solsys. Such information can be found elsewhere in this joint proxy and consent solicitation statement/prospectus and/or in the public filings Misonix makes with the SEC, as described in “Where You Can Find More Information” beginning on page [●].

General Description of the Transactions

On May 2, 2019, Misonix entered into the merger agreement with Solsys, Merger Sub One, Merger Sub Two, New Misonix and Greg Madden, solely in his capacity as the representative of the Solsys unitholders. The merger agreement provides for a business combination of Misonix and Solsys by means of a two-step merger process.

In the Misonix Merger, Misonix will merge with Merger Sub One. The Solsys Merger will occur immediately following the Misonix Merger. In the Solsys Merger, Solsys will merge with Merger Sub Two. Misonix will continue as the surviving company in the Misonix Merger as a wholly owned subsidiary of New Misonix. Solsys will continue as the surviving company in the Solsys Merger and as a wholly owned subsidiary of New Misonix. Misonix and Solsys chose not to structure the transactions as a merger of Solsys directly into Misonix to facilitate the parties’ business objectives, including in order to (i) operate Misonix and Solsys as separate direct wholly-owned subsidiaries of New Misonix, (ii) incorporate New Misonix as a Delaware corporation rather than a New York corporation and (iii) comply with the respective covenants of each of Misonix’s and Solsys’ credit facilities and indentures.

In the Misonix Merger, each outstanding share of Misonix common stock (except for shares of Misonix common stock owned, directly or indirectly, by Misonix, Solsys or any of their respective subsidiaries, which will be automatically cancelled for no consideration) will automatically be converted into the right to receive one share of New Misonix common stock.

In the Solsys Merger, the units of Solsys (except for units of Solsys owned, directly or indirectly, by Solsys, Misonix or any of their respective subsidiaries, which will automatically be cancelled for no consideration) will automatically be converted into the right to receive an aggregate of 5,703,082 new shares of New Misonix common stock, with the allocation of such shares to holders of Solsys units being made in accordance with the Solsys operating agreement. We refer to shares of New Misonix common stock to be issued in the Solsys Merger as the “Solsys Merger Consideration.” At the effective time of the Solsys Merger, New Misonix will automatically be admitted as the sole member of Solsys holding all of the outstanding limited liability company interests in Solsys.

See “The Transactions – Financing Relating to the Transactions” beginning on page [●].

Upon completion of the transactions, New Misonix will be named “Misonix, Inc.” and its common stock will be listed for trading on the Nasdaq under Misonix’s current ticker symbol, “MSON.” We expect that the former Misonix shareholders will hold approximately 64%, and former Solsys unitholders will hold approximately 36%, of the outstanding shares of New Misonix common stock, calculated on a fully-diluted basis, immediately following the completion of the transactions.

Merger Consideration

As described above, in the Solsys Merger, the units of Solsys (except for units of Solsys owned, directly or indirectly, by Solsys, Misonix or any of their respective subsidiaries, which will automatically be cancelled for no consideration) will automatically be converted into the right to receive an aggregate of 5,703,082 new shares of New Misonix common stock, or the Solsys Merger Consideration, with the allocation of such shares to holders of Solsys units being made in accordance with the Solsys operating agreement. We expect that the Solsys Merger Consideration will represent approximately 36% of the outstanding shares of New Misonix common stock, calculated on a fully-diluted basis, immediately following the completion of the transactions.

At the completion of the transactions, New Misonix will withhold from the Solsys Merger Consideration 712,886 the shares of New Misonix common stock to be distributed to Solsys unitholders in connection with the transactions and deposit such shares into an account designated by an escrow agent selected by Misonix and reasonable acceptable to Solsys, to be held in accordance with the terms of the merger agreement and the terms of an escrow agreement to be entered into by and among Misonix, New Misonix and Greg Madden, as representative of the Solsys unitholders, prior to the closing. These escrowed shares of New Misonix common stock will constitute security for the benefit of Misonix with respect to any amounts that may become due to Misonix in connection with successful claims of indemnification by Misonix under the merger agreement. Pursuant to the terms of the merger agreement, the Solsys unitholders are obligated to indemnify Misonix and hold it harmless from against:

•	any breach of, or inaccuracy in, Solsys’ representations and warranties contained in the merger agreement;

•	any breach or non-fulfillment of Solsys’ covenants contained in the merger agreement;

•	any claim or allegation by a current or former holder of Solsys units brought in his, her or its capacity as a Solsys unitholder;

•	any claim for indemnification or reimbursement of expenses by any current officer, director or manager of Solsys relating to circumstances arising prior to the completion of the transactions; and

•	payment of any pre-closing taxes of Solsys or expenses of Solsys relating to the transactions.

On the 15-month anniversary of the completion of the transactions, any shares of New Misonix common stock remaining in the escrow account will be distributed to the Solsys unitholders pro rata in accordance with the Solsys operating agreement, subject to the maintenance of any necessary reserves for pending indemnification claims that have been made by Misonix but remain unresolved as of such date.

Background of the Transactions

The Misonix board and Misonix’s senior management in the ordinary course periodically review and assess Misonix’s performance, share price, risks, opportunities and strategy in light of the current business and economic environment, as well as evolving industry dynamics, as they may affect Misonix’s long-term strategic goals and plans. As a matter of practice, the Misonix board and Misonix’s senior management, regularly review and evaluate a wide range of strategic opportunities for business combinations, acquisitions and other financial and strategic alternatives available for Misonix to enhance shareholder value. Misonix has, from time to time, implemented strategic changes and initiatives in connection with such reviews. As part of this process, in March 2017, Mr. Stavros Vizirgianakis, Chief Executive Officer of Misonix identified Solsys as a company operating in the wound care space that might be an attractive partner for Misonix. Mr. Vizirgianakis called Mr. Allan Staley, the Chief Executive Officer of Solsys, to indicate that Misonix may be interested in exploring a collaboration with Solsys. Solsys management was considering various strategic options while seeking new capital to expand its business.

As a follow up to the call between Mr. Vizirgianakis and Mr. Staley, on March 23, 2017, Mr. Vizirgianakis and Mr. Scott Ludecker, Senior Vice President, Global Sales and Marketing for Misonix held a call with Mr. Staley, Mr. Linwood Staub, President and Chief Operating Officer of Solsys and Mr. Andrew Tosdevin, Vice President of Marketing and Business Development of Solsys. During the call, the representatives of Misonix made a presentation regarding Misonix’s business and the representatives of Solsys made a presentation regarding Solsys’ business. While the representatives discussed each company’s business, no specific transactions or terms were discussed.

As a follow up to the March 23, 2017 meeting, Mr. Vizirgianakis and Mr. Staley corresponded by email during the next several days, agreed that the parties should meet in early April 2017, and shared general information regarding their sales and marketing management.

On May 22, 2017, Mr. Staley sent an email to Mr. Vizirgianakis informing him of a proposed equity offering that Solsys was exploring as an update to their prior discussions.

On June 4, 2017, Mr. Staley followed up with Mr. Vizirgianakis to provide further information about Solsys’ planned equity offering and indicated that Solsys had engaged Canaccord Genuity LLC (“Canaccord”) as its financial advisor in connection with the proposed equity offering. Mr. Staley proposed that representatives of Misonix and representatives of Solsys meet in the near future to engage in discussions about their respective businesses.

On June 23, 2017, Mr. Staley emailed Mr. Vizirgianakis indicating that Solsys might be interested in exploring a potential license of SonicOne for use in operating rooms and wound care centers.

During the next several months, Solsys management was negotiating and closing a $25 million equity offering. On October 30, 2017, Mr. Staley called Mr. Vizirgianakis to inform him that Solsys had completed its equity offering, raising approximately $25 million, and that entities affiliated with SV Health Investors and 1315 Capital had purchased all of the units in the offering. At the conclusion of the conversation, Mr. Staley and Mr. Vizirgianakis agreed to meet in person on November 9, 2017.

On November 9, 2017, Mr. Vizirgianakis and Mr. Staley met in person and discussed the potential for Misonix and Solsys to engage in a collaboration or other strategic transaction, however, no specific terms or price was discussed. Mr. Vizirgianakis and Mr. Staley agreed that they would coordinate a meeting between their broader management teams to further these discussions.

On November 15, 2017, Misonix and Solsys signed a confidentiality agreement, which applied to information exchanged by the parties after March 6, 2017, to allow the companies to exchange information and assess the desirability of pursuing a strategic transaction. Later that day, Mr. Vizirgianakis and Mr. Joseph Dwyer, Chief Financial Officer of Misonix, met with Messrs. Staley, Staub, and Tosdevin and Mr. Greg Madden, a Partner of SV Health Investors, to discuss a potential strategic transaction in which each company would purchase a portion of assets that a third party had indicated it was interested in selling.

During the next several months, based on discussions with the Solsys board of managers, Solsys was focused on organic revenue growth and taking over order-to-cash for TheraSkin sales.

On March 27, 2018, Mr. Staley emailed Mr. Vizirgianakis to inform him that Solsys was in discussions to hire Dr. Arti Masturzo as its Chief Medical Officer and indicated that Dr. Masturzo would be interested in a demonstration of SonicOne.

On July 9, 2018, Misonix issued a press release announcing the results of a randomized controlled clinical trial of SonicOne that had demonstrated superior healing outcomes associated with the use of ultrasonic debridement for lower extremity wounds. The results of this trial were published in the International Wound Journal, and compared SonicOne to the use of standard sharp debridement in a 70-patient study and concluded that treatment with SonicOne resulted in better wound appearance, significant reduction in wound area and superior healing outcomes, compared to other patients in the study that were not treated with SonicOne. Also on July 9, 2018, Solsys announced that it had hired Dr. Masturzo as its Chief Medical Officer.

On July 18, 2018, Mr. Staley emailed Mr. Vizirgianakis to congratulate him on the results of the recently announced SonicOne study. In addition, on July 18, 2018, Mrs. Watanabe was added to the Misonix board.

The next day, on July 19, 2018, Mr. Staley sent a follow up email to Mr. Vizirgianakis to inform him that Solsys had hired Dr. Masturzo as its Chief Medical Officer.

On July 22, 2018, Mr. Vizirgianakis and Mr. Staley exchanged emails regarding their recent developments and the potential of setting an in person meeting in August 2018 to discuss further their respective businesses and potential areas for collaboration.

On August 7, 2018, Mr. Vizirgianakis emailed Mr. Staley, indicating that, due to Misonix’s other business priorities the parties should delay their in person meeting to a future date to be determined.

On September 10, 2018, Solsys publicly announced that it had entered into an agreement with Healogics, the nation’s largest provider of advanced chronic wound care services, to be a part of the new Healogics iSupply program.

On September 16, 2018, Mr. Staley emailed Mr. Vizirgianakis to inform him that Solsys had joined the Healogics iSupply program.

On September 17, 2018, Mr. Vizirgianakis and Mr. Staley exchanged emails to discuss rescheduling the in-person meeting between representatives of Misonix and representatives of Solsys that had been delayed in August of 2018.

On October 11, 2018, Mrs. Watanabe met with representatives of J.P. Morgan Securities LLP (“J.P. Morgan”) regarding Misonix, its growth strategy and the potential transaction with Solsys. Representatives of J.P. Morgan agreed to meet via teleconference with Mrs. Watanabe and Mr. Vizirgianakis to discuss further.

On October 19, 2018, Mr. Staley and Mr. Vizirgianakis exchanged emails to arrange for Dr. Masturzo to observe the use of SonicOne in an operating room setting.

On October 25, 2018, Mr. Vizirgianakis and Mr. Staley agreed to schedule a meeting between representatives of Misonix and representatives of Solsys on November 14, 2018.

On October 31, 2018, Mrs. Watanabe, Mr. Vizirgianakis, and representatives of J.P. Morgan held a telephonic meeting to discuss the strategic objectives of Misonix and a potential transaction with Solsys.

On November 6, 2018, Mr. Vizirgianakis provided the Misonix board with an update on the strategic objectives of Misonix and outlined a potential transaction with Solsys.

On November 14, 2018, Messrs. Vizirgianakis and Ludecker met with Messrs. Staley, Staub and Tosdevin. At the meeting, the representatives of Misonix provided a presentation regarding Misonix and its business and the representatives of Solsys provided a presentation regarding Solsys and its business. The representatives of each company discussed the culture and organizational structure of each company, as well as potential opportunities in the marketplace. After the meeting, Mr. Vizirgianakis and Mr. Staley met to discuss the potential of a merger of Misonix and Solsys.

On November 15, 2018, Messrs. Vizirgianakis and Dwyer met with Mr. Staley to discuss further the potential benefits that a merger of Misonix and Solsys might provide to each of their businesses.

On November 28, 2018, Mr. Vizirgianakis met with Ian Li, a Partner with 1315 Capital to provide him with information regarding Misonix’s business.

On December 10, 2018, Mr. Vizirgianakis spoke with Messrs. Staley and Staub to discuss how the future sales teams of Misonix and Solsys could benefit if a merger were to take place.

In mid-December 2018, Mr. Vizirgianakis spoke with members of the Misonix board to inform them of his early stage discussions with Solsys, however, Mr. Vizirgianakis did not contact Patrick McBrayer, a member of the Misonix board due to his role as Chief Executive Officer of ACell, Inc., a regenerative medicine company and the potential conflict that this role could create.

On December 13, 2018, Mr. Vizirgianakis met with Mr. Staley, Mr. Michael Koby, Co-Founder and Partner of 1315 Capital, and a representative of Canaccord. At the meeting, Mr. Vizirgianakis provided a presentation regarding Misonix and its business. The representatives at the meeting then discussed a potential strategic transaction involving a merger of Misonix and Solsys, but no specific terms were discussed.

On December 18, 2018, Mr. Vizirgianakis met with Messrs. Staley and Madden, and a representative from Canaccord. At the meeting, Mr. Vizirgianakis provided a presentation regarding Misonix and its business. The representatives at the meeting then discussed the potential of a transaction involving a merger of Misonix and Solsys, but no specific terms were discussed.

On December 26, 2018, Mr. Madden emailed an analysis of Solsys’ business prepared by SV Health Investors in connection with its investment in Solsys to Mr. Vizirgianakis.

On December 27, 2018, Mr. Koby emailed an analysis of Solsys’ business prepared by 1315 Capital in connection with its investment in Solsys to Mr. Vizirgianakis.

On January 1, 2019, Misonix and Solsys entered into a new confidentiality agreement to allow the companies to continue to exchange information and assess the desirability of pursuing a transaction.

On January 8, 2019, representatives of Canaccord met with Mr. Thomas Patton, a member of the Misonix board, to provide him with a presentation regarding the potential rationales for a merger involving Misonix and Solsys.

On January 9, 2019, Mr. Vizirgianakis and Mrs. Watanabe held a meeting with representatives of J.P. Morgan to discuss the Canaccord meeting with Mr. Patton. In addition, Mr. Vizirgianakis met with Messrs. Staley, Madden, Koby, and Mr. Paul LaViolette, Managing Partner of SV Health Investors, Mr. Anthony Koblish a member of the Solsys board, and Mr. Craig Matturro, an analyst with 1315 Capital, together with representatives of Canaccord. At the meeting, Mr. Vizirgianakis provided further information regarding Misonix’s business and the representative from Canaccord provided a preliminary analysis regarding a range of potential relative values of Misonix and Solsys. Following the meeting, Mr. Vizirgianakis and Mr. Staley met separately to discuss potential organizational structures that could be implemented following the completion of a merger of Misonix and Solsys to benefit each of their businesses.

On January 14, 2019, representatives of Canaccord spoke with Mr. Vizirgianakis to provide a presentation outlining preliminary, high-level three-year financial projections for Misonix and Solsys. No representative of Misonix provided information in support of the Misonix projections. Solsys management provided projections to Canaccord. Mr. Vizirgianakis understood that projections for Solsys had been provided to the representatives of Canaccord by the management of Solsys. The projections for Misonix reflected Misonix’s fiscal years (ending June 30) and the projections for Solsys reflected Solsys’ fiscal years (ending December 31) so these projections did not provide a direct comparison of Misonix’s and Solsys’ relative businesses. We refer to the Solsys projections included in the Canaccord presentation as the “Solsys preliminary projections,” further information regarding which is contained in the section titled “Certain Unaudited Prospective Financial Information Regarding Misonix and Solsys” beginning on page [●].

On January 16, 2019, the Misonix board met informally and Mr. Vizirgianakis provided an update on discussions with Solsys. During this discussion, Mr. McBrayer indicated that he would have a potential conflict of interest in deliberating regarding a transaction with Solsys due to his position as the Chief Executive Officer of ACell, Inc. Mr. McBrayer then recused himself from further discussions of the Misonix board regarding the potential transaction. As such, all references to the actions and deliberations of the Misonix board in this discussion of the background of events leading to the execution of the merger agreement are references to the actions and deliberations of the Misonix board, absent Mr. McBrayer, who recused himself therefrom.

On January 26, 2019, representatives of Canaccord submitted an outline of discussion points to representatives of J.P. Morgan for a merger between Misonix and Solsys. The discussion points contemplated that Misonix would acquire all of the outstanding units of Solsys in a tax-free transaction in which Solsys’ unitholders would hold Misonix common stock equal to 36 - 38% of the outstanding shares of Misonix upon the completion of the transaction.

On January 29 and 30, 2019, Mr. Vizirgianakis met with the Solsys board of managers, and other representatives of Solsys to discuss a merger between Misonix and Solsys.

On February 5, 2019, the Misonix board held a meeting at which Mr. Joe Dwyer, Chief Financial Officer of Misonix, and a representative of Jones Day, outside counsel to Misonix, was present. Messrs. Staley and Staub, and Dr. Masturzo joined a portion of the meeting to provide a presentation regarding Solsys’ product, business, management, and operations and responded to questions from the Misonix board and members of Misonix management. The representatives of Solsys also presented financial information based on the Solsys preliminary projections. In addition, the Misonix board approved the engagement of J.P. Morgan.

On February 6, 2019, Mr. Vizirgianakis, Mrs. Watanabe and representatives of J.P. Morgan held a telephonic meeting to discuss the potential transaction between Misonix and Solsys and any further information that needed to be provided.

On February 14, 2019, Messrs. Vizirgianakis and Dwyer held a telephonic meeting with representatives of J.P. Morgan to discuss the potential transaction between Misonix and Solsys.

On March 4, 2019, Misonix issued a press release announcing that it had hired Ms. Sharon Klugewicz as its Chief Operating Officer.

On March 5, 2019, the Misonix board held a meeting to consider a potential transaction with Solsys. Members of Misonix’s management and representatives of J.P. Morgan and of Jones Day were also present. Representatives of J.P. Morgan provided a presentation to the Misonix board analyzing the historical and potential future financial performance of each of Misonix and Solsys and each of their contribution to a potential combined company. For Misonix, the J.P. Morgan presentation was based on three-fiscal-year financial projections published by Wall Street research analysts for Misonix, as provided to J.P. Morgan by Misonix management. We refer to the projections for Misonix’s business as the “Misonix projections,” further information regarding which is contained in the section titled “Certain Unaudited Prospective Financial Information Regarding Misonix and Solsys” beginning on page [●]. For Solsys, the J.P. Morgan presentation was based on the Solsys preliminary projections, modified based on assumptions made by Misonix management with the assistance of J.P. Morgan to present the Solsys preliminary projections on a fiscal year basis in order to allow for an estimate of the potential combined company’s projections. After representatives of J.P. Morgan had left the meeting, the Misonix board considered the engagement of J.P. Morgan as Misonix’s financial advisor to assist the Misonix board with evaluating the potential transaction with Solsys. After considering the reputation of J.P. Morgan as one of the premier financial advisors to the medical device industry and having determined that J.P. Morgan did not have any relationships that would be material to its ability to serve as a financial advisor to the Misonix board, the Misonix board then approved the engagement of J.P. Morgan as its financial advisor and for Misonix management to pay a fee to J.P. Morgan in connection with such engagement that would be contingent upon the completion of the transaction. The Misonix board then engaged in a discussion regarding the relative valuations of Misonix and Solsys associated with the transaction and the potential advantages, disadvantages, and risks of the transaction perceived by the Misonix board. Following this discussion, the Misonix board directed Misonix management to engage in negotiations with Solsys regarding a potential transaction.

On March 8, 2019, Misonix engaged J.P. Morgan to act as its financial advisor in connection with the transaction with Solsys.

On March 8, 2019, representatives of J.P. Morgan provided a draft term sheet to representatives of Canaccord. The draft term sheet contemplated that Misonix would acquire Solsys via a merger between Solsys and a newly formed wholly owned subsidiary of Misonix, with Solsys surviving the merger as a wholly owned subsidiary of Misonix in a transaction that would be taxable to Solsys’ unitholders. The term sheet further contemplated that Solsys’ unitholders (including holders of Solsys compensatory equity awards) would receive a number of newly issued shares of Misonix common stock that would provide Solsys’ unitholders with 37% of the outstanding shares of Misonix (on a fully diluted basis, utilizing the treasury share method) at the signing of a definitive merger agreement. The term sheet additionally provided that Solsys’ outstanding compensatory equity awards would be converted into Misonix stock options having the same vesting terms as those subject to the Solsys equity awards, that Solsys would have a minimum of $7 million in cash and cash equivalents at the completion of the transaction as a result of Solsys’ unitholders having contributed an additional $7 million of equity capital between December 31, 2018 and the closing of the transaction, and that Solsys would negotiate terms with its lenders to add an additional $5 million of borrowing capacity.

On March 13, 2019, representatives of Greenberg Traurig LLP, legal counsel to Solsys, and representatives of Jones Day, legal counsel to Misonix, held a telephonic meeting to discuss Solsys’ request to structure the transaction in a manner that would not result in Solsys unitholders incurring U.S. federal tax obligations upon the issuance of Misonix shares to them.

On March 15, 2019, representatives of Canaccord held a telephonic meeting with representatives of J.P. Morgan to discuss revisions to the term sheet. The discussion included proposals regarding the structure of the transaction to address Solsys’ tax concerns, the treatment of Solsys’ outstanding Series F preferred units in the merger, the need to reflect the terms of Solsys’ operating agreement in connection with a distribution of shares to be issued in the merger, and the need for Solsys to be able to use additional cash in its business, such that a guaranty of a minimum amount of cash and cash equivalents at the completion of the merger would not be feasible.

On March 16, 2019, representatives of Canaccord provided a revised draft of the term sheet to representatives of J.P. Morgan. The revised term sheet contemplated structuring the transaction in such a way as to qualify the transaction as tax-free to the Solsys unitholders in accordance with Section 351 of the Internal Revenue Code (a so called “horizontal double-dummy structure”). Under this structure, each of Misonix and Solsys would effect mergers that would cause them to become wholly owned subsidiaries of a new parent company, referred to as New Misonix. The term sheet further proposed that Solsys unitholders would own 37% of New Misonix and current Misonix shareholders would own 63% of New Misonix. Additionally, all Solsys compensatory equity awards would become fully vested as of the completion of the transaction and would be converted into shares of New Misonix common stock, except that that one-half of the Solsys Series F units held by Mr. Staley, Mr. Staub and Dr. Masturzo would be assumed by New Misonix and would be converted into restricted New Misonix shares that would vest over a two-year period. In the revised term sheet, Solsys agreed to the terms proposed by Misonix relating to the $7 million equity raise and revised credit facility requirements but removed the requirement that Solsys have a minimum of $7 million of cash and cash equivalents at the completion of the transaction.

On March 18, 2019, at the direction of Misonix management, representatives of J.P. Morgan held a telephonic meeting with representatives of Canaccord to discuss the revised draft of the term sheet and to request key financial diligence items. The representatives of Canaccord provided the requested financial diligence over the course of the next few days. When provided, this financial diligence indicated that Solsys had been using more cash to operate its business and that Solsys was projected to hold less cash at the completion of the transaction than had been previously modeled by Misonix based on the Solsys preliminary projections.

On March 21, 2019, Mr. Vizirgianakis spoke with Mr. Staley to further discuss the term sheet and provide Misonix’s perspective on the positions being negotiated by the parties. Mr. Vizirgianakis highlighted some of the additional expenses to Misonix of structuring the transaction as proposed by Solsys, including using the “horizontal double-dummy structure,” the noted increase in projected cash needed to operate Solsys, the reduced projected cash flow, and the need to ensure a sufficient amount of working capital in the combined company at the closing of the transaction.

On March 21, 2019, representatives of J.P. Morgan and Jones Day provided Canaccord and Greenberg Traurig with detailed diligence information requests regarding Solsys and on March 22, 2019, representatives of Canaccord and Greenberg Traurig provided Misonix and Jones Day with detailed information requests regarding Misonix.

On March 22, 2019, representatives of J.P. Morgan provided a revised draft of the term sheet to representatives of Canaccord agreeing to utilize the “horizontal double-dummy structure” but with Solsys’ unitholders receiving newly issued shares of Misonix common stock equal to 36.5% of the outstanding shares of Misonix (on a fully diluted basis, utilizing the treasury share method). The revised term sheet provided that Solsys compensatory equity awards would convert into Misonix securities that were subject to the same vesting provisions as those applicable to the Solsys award. Additionally, the credit requirement was revised to require Solsys to obtain an additional $10 million of borrowing capacity and to increase its revolving credit line to $6.7 million. Later on March 22, 2019, representatives of J.P. Morgan spoke with representatives of Canaccord to clarify further Misonix’s revised term sheet.

On March 23, 2019, representatives of Canaccord provided a revised draft of the term sheet to representatives of J.P. Morgan, which contemplated Solsys’ unitholders receiving 37% of the outstanding shares of New Misonix, calculated on the basis of the outstanding shares of Misonix at the time a definitive merger agreement was signed (on a fully diluted basis, utilizing the treasury share method). All Solsys compensatory equity awards would become fully vested upon the completion of the transaction, except that 50% of the New Misonix shares issued in respect of the Series F units held by Mr. Staley, Mr. Staub and Dr. Masturzo would be subject to vesting over a period of 24 months.

Beginning in late March each of Solsys and Misonix established electronic data rooms to facilitate the sharing of requested information on each company. From this time until the end of April 2019, representatives of Jones Day conducted legal due diligence on Solsys and representatives of Greenberg Traurig conducted legal due diligence on Misonix. During this time, management of Misonix and Solsys also conducted financial, legal and tax diligence on each of the parties.

On March 25, 2019, representatives of Misonix held a call with representatives of Solsys and representatives of Solsys’ outside intellectual property counsel to conduct diligence on Solsys. Later that same day, Mr. Vizirgianakis spoke with Messrs. Staley and Staub regarding Solsys’ projected cash needs and projected financial results.

On March 27, 2019, representatives of Canaccord provided representatives of J.P. Morgan with revised financial projections for Solsys that had been prepared by Solsys’ management. These projections indicated that in the first two forecasted years of the projections, Solsys’ business was expected to require more cash and in the third forecasted year, Solsys’ business was expected to generate more cash, in each case as compared to the Solsys preliminary projections. The revised financial projections for Solsys also reflected that Solsys’ projected outstanding indebtedness was higher than previously calculated by Misonix. That same day, Messrs. Vizirgianakis and Dwyer and Ms. Klugewicz met with representatives of Solsys as well as representatives of Solsys’ principal supplier, to conduct diligence on Solsys’ business.

Following receipt of the Solsys revised projections, representatives of J.P. Morgan requested that representatives of Canaccord provide the revised Solsys projections with quarterly detail to facilitate a more direct comparison to Misonix’s fiscal years. On April 1, 2019, Mr. Vizirgianakis called Mr. Staley regarding the provisions of the term sheet that the parties had been discussing. During the call, Mr. Vizirgianakis indicated that due to the more recent diligence and the revised financial projections provided by Solsys, Misonix would only be interested in pursuing a transaction with Solsys in which Solsys unitholders would own 36% of New Misonix and Misonix shareholders would own 64% of New Misonix. Mr. Staley said he would discuss with the Solsys board the split of ownership proposed by Misonix.

Also on April 1, 2019, representatives of Misonix spoke with representatives of Solsys regarding Solsys’ revised financial projections and representatives of J.P. Morgan spoke with Mr. LaViolette to discuss the relative ownership levels in the combined entity that Mr. Vizirgianakis had proposed to Mr. Staley. Mr. Dwyer also provided representatives of Solsys Canaccord with the Misonix projections.

On April 2, 2019, Misonix and Solsys exchanged revised drafts of the term sheet. Later that day, Solsys agreed that Misonix should begin preparing a definitive merger agreement on the basis of a term sheet that provided that Solsys’ unitholders would receive 36% of New Misonix, based on the shares of Misonix common stock outstanding at the signing of a definitive merger agreement (determined on a fully diluted basis, utilizing the treasury share method and assuming no additional Misonix shares were issued or granted between signing and closing other than pursuant to Misonix’s existing shelf registration statement or in the ordinary course of business). Further, all Solsys compensatory equity awards would become fully vested upon the completion of the transaction, except that 50% of the shares of New Misonix issued in respect of the Series F units held by Mr. Staley, Mr. Staub and Dr. Masturzo would be subject to vesting of a period of 24 months, and Solsys would obtain an additional $7 million of equity capital between December 31, 2018 and the completion of the transaction, and increase its borrowing capacity by $10 million of term debt and $6.7 million under its accounts receivable revolving credit line. Later on April 2, 2019, after discussions between Mr. Vizirgianakis and Mr. Staley on the vesting of stock options for key employees of Solsys, Mr. Vizirgianakis agreed to consider full vesting of Solsys executive stock options if the executives agreed that they will not receive equity compensation from New Misonix in the year following the completion of the transaction.

On April 3, 2019, Mr. Vizirgianakis provided a copy of the term sheet that representatives of Solsys had agreed would form the basis for preparation of the definitive merger agreement to the members of the Misonix board, other than Mr. McBrayer.

Also on April 3, 2019, representatives of Canaccord responded to the prior request from representatives of J.P. Morgan to provide updated projections for Solsys, with detail for each calendar year shown on a quarterly basis. These more detailed projections reflected immaterial changes to various metrics reflected in the revised Solsys projections provided on March 27, 2019. We refer to these updated projections as the “Solsys projections”, further information regarding which is contained in the section titled “Certain Unaudited Prospective Financial Information Regarding Misonix and Solsys,” beginning on page [●]. From April 3, 2019 until April 26, 2019, management of Misonix worked with representatives from J.P. Morgan to refine further the financial analysis of Solsys.

On April 4, 2019, Mr. Vizirgianakis spoke with representatives of Canaccord to discuss the transaction process and potential timing for completion of the transaction.

On April 5, 2019, Mr. Dwyer notified the Misonix board (other than Mr. McBrayer) by email that management believed that BRG Valuation Services, LLC, or BRG would have the necessary qualifications to prepare an opinion regarding the fairness to Misonix’s shareholders from a financial point of view of the merger consideration to be issued to Solsys unitholders pursuant to the merger agreement. Mr. Dwyer informed the Misonix board of BRG’s qualifications and experiences in the healthcare industry. Mr. Dwyer also confirmed to the Misonix board that BRG had not provided services to either Misonix or Solsys and that BRG did not have any relationships that would be material to its ability to provide the fairness opinion. Each member of the Misonix board, other than Mr. McBrayer, responded with their concurrence that BRG would have the necessary qualifications and experience to provide an opinion regarding the fairness of the transaction to Misonix’s shareholders.

On April 9, 2019, Misonix engaged BRG to prepare an opinion regarding the fairness to Misonix’s shareholders of the merger consideration to be issued to Solsys unitholders pursuant to the merger agreement. Misonix selected to BRG to prepare an opinion in connection with the transaction based on BRG’s reputation in preparing financial valuations and providing transaction opinions. In connection with their engagement, Misonix management provided the Misonix projections and Solsys projections to BRG.

On April 9, 2019, Solsys management and representatives of Greenberg Traurig, held calls with representatives of Misonix to conduct diligence on Misonix’s business.

On April 10, 2019, representatives of Misonix, Jones Day and J.P. Morgan held a call with representatives of Solsys, Greenberg Traurig and Canaccord to discuss the transaction process, proposed timing and certain terms regarding the transaction that had not been addressed in the term sheet. Also on April 10, representatives of Solsys held further calls with representatives of Misonix to conduct diligence on Misonix’s business.

On April 11, 2019, Misonix management and representatives of Jones Day conducted due diligence calls with Solsys management.

On April 13, 2019, representatives of Jones Day provided an initial draft of a definitive merger agreement to representatives of Greenberg Traurig reflecting the material terms agreed to by Misonix and Solsys in the term sheet. The draft merger agreement contemplated that 15% of the New Misonix shares issuable to Solsys’ unitholders would be placed in an escrow account for 18 months following the closing of the transaction as a source of recovery for indemnification owing from Solsys’ unitholders to Misonix.

Also on April 13, 2019, representatives of Misonix and representatives of Jones Day held a call with representatives of Solsys and representatives of Greenberg Traurig to conduct diligence on Solsys’ business.

On April 16, 2019, Mr. Dwyer held a call with representatives of SWK Holdings Corporation (“SWK”), a lender to Solsys, to discuss potential modifications to the terms of the loan provided by SWK to Solsys (the” SWK credit facility”).

On April 18, 2019, representatives of Misonix and representatives of Jones Day held calls with representatives of Solsys and representatives of Greenberg Traurig to conduct diligence on Solsys’ business.

Also on April 18, 2019, representatives of Greenberg Traurig provided a revised draft of the merger agreement to representatives of Jones Day. The revised draft merger agreement contemplated that 10% of the New Misonix shares issuable to Solsys’ unitholders would be placed in an escrow account for 12 months following the closing of the transaction as a source of recovery for indemnification owing from Solsys’ unitholders to Misonix. The revised draft merger agreement also required Misonix to indemnify Solsys’ unitholders for damages resulting from breaches of Misonix’s representations and warranties and breaches of Misonix’s covenants. Later in the day, Messrs. Vizirgianakis and Dwyer and representatives of Jones Day held a call with Messrs. Staley and Staub, representatives of Greenberg Traurig and representatives from 1315 Capital and SV Health Investors to discuss the revised merger agreement.

On April 20, 2019, representatives of Jones Day provided a revised draft of the merger agreement to representatives of Greenberg Traurig. The revised draft merger agreement contemplated that 12.5% of the New Misonix shares issuable to Solsys’ unitholders would be placed in an escrow account for 15 months following the closing of the transaction as a source for recovery for indemnification owing from Solsys’ unitholders. The revised draft merger agreement removed Misonix’s obligation to indemnify Solsys’ unitholders for damages resulting from breaches of Misonix’s representations and warranties and breaches of Misonix’s covenants; except that Solsys’ unitholders could pursue the recovery of damages arising from Misonix’s fraud or intentional breach of the merger agreement prior to the closing of the transaction.

On April 22, 2019, Mr. Dwyer and representatives of BDO, USA LLP, as tax advisor to Misonix, held a call with representatives of Solsys, representatives of 1315 Capital and representatives of SV Health Investors to conduct diligence on Solsys’ business.

On April 23, 2019, representatives of Misonix and representatives of Jones Day held a call with representatives of Solsys, representatives of Greenberg Traurig, a representative of 1315 Capital and a representative of SV Health Investors to discuss the terms of the merger agreement. Also on April 23, 2019, representatives of Misonix and representatives of Jones Day held calls with representatives of Solsys, representatives of Greenberg Traurig and Solsys’ outside intellectual property counsel to conduct further diligence on Solsys’ business. Later that day, Mr. Dwyer spoke with representatives of SWK regarding potential modifications to the SWK credit facility in connection with the transaction, which modifications included an increase in the amount available under the facility from $20.0 million to $25.0 million, lowering the effective interest rate on any amounts outstanding thereunder and modifying certain restrictive covenants. Misonix and representatives of SWK continued to discuss potential modifications to the SWK credit facility from April 23, 2019 to April 28, 2019.

On April 23, 2019, the Solsys board of managers held a meeting during which the key terms of the draft merger agreement were discussed.

On April 24, 2019, representatives of Greenberg Traurig provided a revised draft of the merger agreement to representatives Jones Day. The revised draft merger agreement provided that 12.5% of the shares of Misonix common stock issuable to Solsys’ unitholders would be placed in an escrow account, but for only 12 months following the closing of the transaction as a source for recovery for indemnification owing from Solsys’ unitholders to Misonix. The revised draft also reinserted the requirement that Misonix indemnify Solsys’ unitholders for damages resulting from breaches of Misonix’s representations and warranties and breaches of Misonix’s covenants.

On April 24, 2019, Mr. Dwyer and representatives of BRG held a call with Mr. Staley to further discuss the Solsys projections.

On April 24, 2019, representatives from Jones Day held a call with representatives from Holland & Knight LLP (“Holland & Knight”), counsel to SWK, to discuss potential structures for the post-merger SWK credit facility. Holland & Knight provided to Jones Day the existing SWK credit facility loan documentation as well as a draft of a proposed fifth amendment to immediately increase the existing SWK credit facility by $2.5 million with an additional $2.5 million available for the following six months if Solsys raised $4 million in equity or subordinated debt. After reviewing the existing SWK credit facility loan documents, Jones Day emailed Holland & Knight with a proposed structure for the post-merger SWK credit facility.

Also on April 24, 2019, representatives of Jones Day provided to representatives of Greenberg Traurig proposed forms of employment agreements to be entered into between each of Mr. Staley, Mr. Staub and Dr. Masturzo and New Misonix in connection with the execution of the definitive merger agreement and to become effective upon the completion of the transaction. The employment agreements provided that each executive’s base salary would remain the same as was currently in effect prior to the execution of the merger agreement, that each executive would receive performance bonuses and equity grants solely at the discretion of the New Misonix board of directors, and that upon a termination of their employment without cause or a termination by the executive for good reason, each executive would receive severance equal to 12 months base salary and continuation of benefits for such period, in the case of Messrs. Staley and Staub, and six months in the case of Dr. Masturzo. Representatives of Jones Day also provided to representatives of Greenberg Traurig, forms of non-competition agreements to be executed by each of Mr. Staley, Mr. Staub and Dr. Masturzo that would prevent them from competing with New Misonix for a period of five years.

On April 25, 2019, the Misonix board of directors held a meeting to review the terms and conditions of the proposed transaction with Solsys. Members of Misonix’s management, representatives of Jones Day and representatives of J.P. Morgan were also present. At that meeting, representatives of Jones Day reviewed the fiduciary duties of the Misonix board in determining whether to enter into the transaction with Solsys and the principal terms of the definitive merger agreement under discussion by Misonix and Solsys. At the conclusion of the meeting, the Misonix board directed Misonix management to pursue an indemnification arrangement where the escrow account would be held for 15 months following the closing of the transaction and that Misonix would not be required to indemnify Solsys’ unitholders for damages resulting from breaches of Misonix’s representations and warranties and breaches of Misonix’s covenants; except that Solsys’ unitholders could pursue the recovery of damages arising from Misonix’s fraud or intentional breach of the merger agreement prior to the closing of the transaction.

On April 25, 2019, representatives of Jones Day provided a revised draft of the merger agreement to representatives of Greenberg Traurig, which reflected the instructions provided by the Misonix board.

On April 26, 2019, representatives from Jones Day held a call with representatives from Holland & Knight to discuss the proposed structure for the post-merger SWK credit facility and Holland & Knight agreed that SWK would execute a binding commitment letter (the “SWK commitment letter”), under which SWK would agree to provide the post-merger SWK credit facility in the form of an attached amended and restated credit agreement (the “SWK restated credit agreement”).

Also on April 26, 2019, Misonix management provided updates reflecting immaterial changes to various metrics reflected in the Misonix projections and the Solsys projections previously provided to BRG and J.P. Morgan, for purposes of preparing their respective analyses of the transactions.

On April 27, 2019, representatives of Greenberg Traurig provided a revised draft of the merger agreement to representatives Jones Day, which accepted that the escrow account would be held for 15 months following the closing of the transaction but reinserted Misonix’s obligation to indemnify Solsys’ unitholders for damages resulting from breaches of Misonix’s representations and warranties and breaches of Misonix’s covenants.

On April 28, 2019, the Misonix board of directors held a meeting to review the terms and conditions of the proposed transaction with Solsys. Members of Misonix’s management, representatives of J.P. Morgan and representatives of Jones Day were also present. At that meeting, representatives of J.P. Morgan provided a presentation including financial analyses of the transactions based on the Misonix projections and the Solsys projections. Misonix management then provided a summary of its and its advisors’ due diligence on Solsys and representatives of Jones Day provided an update on the status of the material terms of the merger agreement. The Misonix board directed management to continue to negotiate such that Misonix would not indemnify Solsys’ unitholders.

On April 29, 2019, SWK provided a draft of the SWK restated credit agreement, which included revised terms that had been discussed with members of Misonix management. From April 29, 2019 until May 2, 2019, representatives of Jones Day discussed with counsel for SWK the terms of a binding commitment letter to be provided by SWK in connection with the transaction.

On April 29, 2019, Misonix management, representatives of Jones Day, Solsys management and representatives of Greenberg Traurig had a telephonic meeting to discuss open items with respect to the merger agreement.

On April 30, 2019, Mr. Vizirgianakis had a telephonic meeting with Mr. Staley regarding certain items being discussed by the parties relating to the merger agreement. During the conversation, Mr. Staley agreed that Misonix would not be obligated to indemnify Solsys’ unitholders, except that Solsys’ unitholders could pursue the recovery of damages arising from Misonix’s fraud or intentional breach of the merger agreement prior to the closing of the transaction.

Also on April 30, 2019, SWK provided Misonix with a draft of the SWK commitment letter.

On May 1, 2019, representatives of Jones Day provided a revised draft of the merger agreement to representatives of Greenberg Traurig. Later that day, representatives of Misonix and representatives of Jones Day held a call with representatives of Solsys and representatives of Greenberg Traurig to discuss the merger agreement.

Also on May 1, 2019, Holland & Knight provided drafts of the SWK commitment letter and SWK restated credit agreement to Jones Day. Representatives of Jones Day and Misonix held various calls and exchanged emails with representatives of Holland & Knight to discuss the terms of the proposed drafts.

Also on May 1, 2019, representatives of Misonix, and Messrs. Staley and Staub and Dr. Masturzo finalized the terms of their employment arrangements to be entered into with New Misonix, as further described under “Ancillary Agreements – Description of Employment Agreements” beginning on page [●]. The parties also finalized the terms of the non-competition agreements, providing that each executive would not be permitted to compete with New Misonix for a period of two and a half years.

On May 2, 2019, representatives of Jones Day and Holland & Knight continued to negotiate and finalize the terms of the SWK commitment letter and SWK restated credit agreement, which were subsequently finalized and signed.

On May 2, 2019, representatives of Jones Day and representatives of Greenberg Traurig exchanged revised drafts of the merger agreement.

Also on May 2, 2019, the Solsys board of managers held a meeting. Members of Solsys’ management, representatives of Canaccord, representatives of Greenberg Traurig, and a representative of 1315 Capital were also present. The terms and conditions of the proposed transactions with Misonix were reviewed and discussed. The Solsys board of managers, with the advice and assistance of representatives of Canaccord, Greenberg Traurig and Solsys’ management, evaluated and discussed the terms of the merger agreement and the transactions contemplated thereby, including the factors described below in the section titled “Solsys’ Reasons for the Transactions.” After discussion and consideration of the financial and other information presented, the Solsys board of managers adopted resolutions approving the transfer of Solsys units and/or equity interests of

Solsys as contemplated by the merger agreement and approving the merger agreement, the execution and delivery of the merger agreement and, subject to receipt of the requisite approval of the members of Solsys, the consummation of the Solsys Merger and the other transactions contemplated by the merger agreement to which Solsys is a party and the performance of Solsys’ obligations under the merger agreement. In addition, the Solsys board of managers reviewed and discussed the terms and conditions of the SWK credit facility increase, and after due consideration and discussion, the Solsys board of managers adopted resolutions approving the SWK credit facility increase and approving the execution of the applicable documents.

Also on May 2, 2019, the Misonix board held a meeting to review the terms and conditions of the proposed transaction with Solsys. Members of Misonix’s management, representatives of J.P. Morgan, representatives of BRG and representatives of Jones Day were also present. The Misonix board discussed the terms of the merger agreement and determined that Misonix had satisfactorily addressed each of the matters related to the merger agreement that were previously raised by the Misonix board. Following additional discussion by the Misonix board, representatives of BRG rendered to the Misonix board its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated May 2, 2019, to the effect that, based upon and subject to the factors, assumptions, limitations, qualifications and conditions set forth in that opinion, the merger consideration to be issued to Solsys’ unitholders pursuant to the merger agreement was fair, from a financial point of view, to Misonix’s shareholders. The Misonix board, with the advice and assistance of representatives of J.P. Morgan, Jones Day and Misonix’s management, then evaluated and discussed the terms of the merger agreement and the transactions contemplated thereby, including the factors described below in the section titled “Misonix’s Reasons for the Transactions and Recommendation of Misonix’s Board of Directors.” After discussion and consideration of the financial and other information presented, the Misonix board (with, as indicted above, Patrick McBrayer having recused himself due to a potential conflict of interest) determined that the merger agreement, the Misonix merger, the Solsys merger, the issuance of the New Misonix shares to be issued as consideration for the Solsys merger, and the consummation of the transactions contemplated thereby were advisable and fair to, and in the best interests of, Misonix and its shareholders.

Later in the day on May 2, 2019, Misonix, Solsys, New Misonix and the other parties to the merger agreement executed the merger agreement and related documents. SWK also signed a binding commitment letter in favor of Solsys and Misonix to, subject to the terms and conditions of the commitment letter and upon completion of the transaction, increase the available borrowing under Solsys’ current loan facility with SWK, provide that New Misonix will become the borrower under the loan facility, reduce the interest rate payable on outstanding indebtedness and modify certain borrower covenants included in the loan facility.

On May 2, 2019, Misonix issued a press release announcing the execution of the merger agreement.

Misonix’s Reasons for the Transactions and Recommendation of Misonix’s Board

At its meeting on May 2, 2019, following presentations by Misonix’s management, its legal counsel and BRG, the members of the Misonix board (with Mr. McBrayer abstaining) (a) determined that the merger agreement, the Misonix merger, the issuance of shares of New Misonix common stock in the Solsys Merger and the transactions are advisable, fair to, and in the best interests of, Misonix and the Misonix shareholders, (b) approved and adopted the merger agreement and the transactions, and (c) recommended that the Misonix shareholders vote (i) “FOR” the Misonix Share Issuance Proposal, (ii) “FOR” the Misonix Merger Proposal and (iii) “FOR” the Misonix Adjournment Proposal. Following the execution of the merger agreement, the Misonix board determined that the New Misonix Charter Amendments Proposal is in the best interests of Misonix shareholders and recommends that you vote “FOR” the New Misonix Charter Amendments Proposal.

In its evaluation of the merger agreement and the transactions, the Misonix board consulted with Misonix’s management, as well as legal and financial advisors to Misonix, and considered a number of factors, both positive and negative, and potential benefits and detriments of the merger to Misonix and the Misonix shareholders. The Misonix board believed that, taken as a whole, the following factors supported its decision to approve the proposed merger (which are not in any relative order of importance):

•

The Misonix board’s belief that the transactions significantly enhance the competitive position of the combined company by providing additional addressable markets, increased scale and broader commercial reach. By acquiring an established participant in the tissue space with over 80 direct sales resources and with an expected approximately 136 dedicated sales resources at the combined company, Misonix is expected to significantly advance its go-to-market strategy and increase sales representative productivity by creating two dedicated sales teams for the combined company’s wound and surgical businesses. The Misonix board believes that this approach will enable the combined company to further elevate sales productivity while substantially broadening the market penetration of the combined company’s wound and surgical products across operating rooms and hospital outpatient facilities.

•

The Misonix board’s belief that the transactions represent a strategically and financially compelling growth opportunity for Misonix and the Misonix shareholders due to Solsys’ leading wound treatment application, TheraSkin, being complementary to Misonix’s existing wound debridement solution, SonicOne. As a result, the combined entity will be strongly positioned to establish a new standard of care in the growing chronic wound care market through what Misonix views as the best-in-class wound treatment solution.

•

The expectation of Misonix’s management that the combined company will be able to realize near-term revenue synergies through immediate cross-selling opportunities between Misonix’s current products and Solsys’ TheraSkin product.

•

The Misonix board’s belief that the combined company will have a stronger balance sheet than Misonix on a stand-alone basis, have pro forma fiscal 2020 revenue of over $80 million, and generate approximately 20% annual top-line revenue growth in the near term.

•

The Misonix board’s belief that the combined company will have an enhanced financial ability to pursue additional strategic acquisitions, and thereby have a greater ability to participate in ongoing industry consolidation, than Misonix would have had on a stand-alone basis.

•

The Misonix board’s belief that the combined company would create long-term shareholder value by leveraging the respective strengths of each business and expanding Misonix’s product portfolio and sales and marketing capabilities.

•

The expected percentage ownership interests and voting power of the Misonix shareholders following completion of the transactions, and the fact that the New Misonix share consideration is a fixed ratio and will not be affected by changes in the market price of Misonix’s shares or the issuance of additional Misonix shares between signing and closing.

•

The Misonix board’s expectation that the Misonix shareholders will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of their Misonix common stock for New Misonix common stock in the Misonix Merger.

•	The scope and results of Misonix’s due diligence investigation of Solsys, which included a review of historical financial results and projections, existing agreements and legal and other matters;

•

The support of the transactions by the Misonix shareholders, who have entered into the Misonix support agreement pursuant to which, among other things, such Misonix shareholders have agreed to vote in favor of the Misonix Share Issuance Proposal, the Misonix Merger Proposal and the Adjournment Proposal.

•

The support of the transactions by certain Solsys’ unitholders, who have entered into the Solsys Support Agreement pursuant to which, among other things, such Solsys unitholders have agreed to execute and deliver a consent in favor of the Solsys Merger and the transactions to which Solsys is a party.

•

Information and discussions with Misonix’s management and board, in consultation with J.P. Morgan, regarding Solsys’ business, results of operations, financial and market position, and the anticipated benefits of size and scale of the combined company, including a discounted cash flow/enterprise value analysis, as well as, market comparisons, and the recommendation of the transactions by the management of Misonix.

•

The fact that, upon completion of the transactions, the five person New Misonix board will include three directors designated by Misonix, thereby allowing the combined company to benefit from the experience of Misonix’s current directors and the proposed Solsys director nominees which have significant healthcare and medical device industry experience.

•

The fact that, upon completion of the transactions, each of Allan Staley, Linwood Staub and Dr. Arti Masturzo, who are employees of Solsys, would join New Misonix along with the current employees and officers of Misonix, adding additional healthcare experience and breadth of expertise.

•

The opinion, dated May 2, 2019, of BRG to the Misonix board as to the fairness, from a financial point of view and as of such date, of the shares of New Misonix common stock issuable as consideration in the Solsys Merger to the holders of Misonix common stock, which opinion was based on and subject to the procedures followed, assumptions made, factors considered and limitations and qualifications on the review undertaken as more fully described in the section entitled “The Transactions – Opinion of Misonix’s Financial Advisor” beginning on page [●].

•

The fact that Solsys received the SWK commitment letter to amend the SWK credit facility, which provides for an additional $ 5 million term loan at an interest rate varied between LIBOR plus 7.00% and LIBOR plus 10.25%.

•

The Misonix board’s view as to the likelihood that the transactions will be consummated, based on, among other things, the conditions to closing contained in the merger agreement, and the commitments by the parties to the Misonix support agreements and the Solsys Support Agreement.

•	The financial and other terms of the merger agreement, including the indemnification terms contained therein.

The Misonix board weighed the foregoing advantages and benefits against a variety of potentially negative factors, including:

•

the challenges inherent in the combination of two business enterprises, including the risk that the potential benefits and synergies sought in the transactions will not be realized or will not be realized within the expected time period and the other risks and uncertainties that could adversely affect the combined company’s operating results.

•

the potential for diversion of management focus for an extended period and employee attrition and the possible effects of the announcement and pendency of the transactions on customers and business relationships;

•	the complexities and administrative burden and costs associated with the transactions;

•	the risk that the transactions will delay the date that New Misonix becomes cash flow positive;

•

the risk that because the exchange ratio related to the stock portion of the consideration to be paid to Solsys unitholders is fixed, the value of the consideration to be paid by Misonix could fluctuate, decrease or increase between the signing of the merger agreement and the closing;

•

the possibility of non-consummation of the transactions and the potential consequences of non-consummation, including the potential negative impact on Misonix, its business and the trading price of shares of Misonix common stock;

•

the fact that Misonix shareholders will have a smaller ongoing equity participation in the combined company (and, as a result, a smaller opportunity to participate in any future earnings or growth of the combined company and future appreciation in the value of Misonix common stock following the merger) than they have currently.

•	the fact that substantial costs will be independently and jointly incurred by both Misonix and Solsys in connection with the transactions;

•	the risk that Misonix and Solsys might not meet their respective financial projections;

•

the fact that the debt commitment letter obtained by Misonix is subject to closing conditions similar to, but different than, those found in the merger agreement and the risk that New Misonix may be unable to obtain increased debt financing for the combined company on the terms set forth in the debt commitment letter;

•	the risks associated with the increase in New Misonix’s leverage upon the consummation of the transactions following its assumption of Solsys’ indebtedness;

•

the amount of time it could take to complete the transactions, including the fact that completion of the transactions depends on factors outside of Misonix’s control, and the risk that the conditions to closing will not be satisfied, including as a result of (i) Misonix’s shareholders and board failing to grant the requisite approvals to consummate the transactions or (ii) Solsys’ unitholders and board failing to grant the requisite approvals to consummate the transactions;

•

certain terms of the transactions agreements, including the restrictions on the conduct of Misonix’s business until the consummation of the transactions (or the termination of the merger agreement), which may delay or prevent Misonix from undertaking business opportunities that may arise or negatively affect Misonix’s ability to attract and retain key personnel;

•

the potential downward pressure on the share price of the combined company that may result if the Solsys unitholders or Misonix shareholders seek to sell their shares of New Misonix after the closing and after the lock-up period is over; and

•	the risks of the type and nature described under “Risk Factors” beginning on page [●].

The Misonix board concluded that the potentially negative factors associated with the transactions were significantly outweighed by the potential benefits that it expected Misonix and the Misonix shareholders would achieve as a result of the transactions. Accordingly, the Misonix board determined that the merger agreement and the transactions, are advisable, fair to, and in the best interests of, Misonix and the Misonix shareholders.

In addition, the Misonix board was aware of and considered the interests that Misonix’s directors and executive officers may have with respect to the transactions that could differ from, or are in addition to, their interests as shareholders of Misonix generally, as described under “Interests of Misonix’s Directors and Executive Officers in the Transactions” beginning on page [●].

The foregoing discussion of the information and factors considered by the Misonix board is not exhaustive, but Misonix believes it includes all the material factors considered by the Misonix board. In view of the wide variety of factors considered in connection with its evaluation of the transactions and the complexity of these matters, the Misonix board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, the Misonix board viewed its position and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by it. In addition, in considering the factors described above, individual directors may have given different weights to different factors. After considering this information, the Misonix board unanimously approved the merger agreement and the transactions, and recommended that the Misonix shareholders approve the merger agreement.

This explanation of Misonix’s reasons for the transactions and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described under “Cautionary Statements Regarding Forward-Looking Statements” beginning on page [●].

Interests of Misonix’s Directors and Officers in the Transactions

In considering whether to approve the Misonix Merger Proposal, Misonix shareholders should be aware that certain of Misonix’s’ executive officers and directors may have interests in the transactions that are different from, or in addition to, those of Misonix’s shareholders generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. The Misonix board was aware of these interests during its deliberations on the merits of the transactions. These interests are described below.

Designated Directors

Upon the completion of the transactions, Misonix will be entitled to designate three directors to the New Misonix board, which directors have not yet been determined at this time.

Employment of Executive Officers

Upon the completion of the transactions, the current officers of Misonix will hold the same position and title at New Misonix as they currently hold at Misonix, including that Mr. Stavros Vizirgianakis, will become the Chief Executive Officer of New Misonix, Mr. Joseph Dwyer, will become the Chief Financial Officer of New Misonix and Ms. Sharon Klugewicz will become the Chief Operating Officer of New Misonix.

Treatment of Equity Awards

Upon the completion of the transactions, each option to purchase Misonix common stock outstanding immediately prior to such time will be assumed by New Misonix and become an option to purchase the same number of shares of New Misonix common stock. In addition, each restricted share of Misonix common stock and rights of any kind to receive shares of Misonix common stock or benefits measured, in whole or in part, by the value of shares of Misonix common stock, will be assumed by New Misonix and become an award on the same terms and conditions. For a discussion of the conversion of Misonix equity awards, see “The Agreement and Plan Of Merger – Treatment of Misonix Stock Options and Other Stock-Based Awards.”

Solsys’ Reasons for the Transactions

Solsys’ board of managers adopted resolutions approving the transfer (if any) of Solsys units and/or equity interests of Solsys as contemplated by the merger agreement and approving the merger agreement, the execution and delivery of the merger agreement and, subject to receipt of the requisite approval of the members of Solsys, the consummation of the Solsys Merger and the other transactions contemplated by the merger agreement to which Solsys is a party and the performance of Solsys’ obligations under the merger agreement. In adopting such resolutions, the Solsys board of managers considered many factors, consulted with Solsys’ senior management and legal advisors, reviewed a significant amount of information and considered a number of factors. In particular, the Solsys board of managers considered that the consummation of the Solsys Merger and the other transactions contemplated by the merger agreement to which Solsys is a party require the consent of Solsys’ members under the current operating agreement of Solsys and Delaware law and the Solsys Support Agreement entered into by certain unitholders of Solsys. Pursuant to the Solsys Support Agreement, the Solsys unitholders party thereto agreed to, among other things and subject to the terms of the Support Agreement, vote or consent to the approval of the merger agreement, the consummation of the Solsys Merger, and the other transactions contemplated by the merger agreement. The Solsys unitholders party to the Solsys Support Agreement constitute 100% of the outstanding Solsys Series E preferred units and approximately 13.49% of the outstanding Solsys common units, Series A preferred units, Series B preferred units, Series C preferred units and Series D preferred units, taken together as a single class. The Solsys board of managers therefore concluded that the Support Agreement evidenced that the members of Solsys could conclude that the proposed transactions are likely to result in significant strategic and financial benefits to Solsys and its members, including the following positive and negative factors (not in any relative order of importance):

Positive Factors:

•

historical and current information concerning Solsys’ business, financial performance, financial condition, operations and management, including financial projections of Solsys under various scenarios, the future value of Solsys as a stand-alone entity and its short- and long-term strategic objectives and the significant risks associated therewith;

•

the consideration of strategic alternatives to the proposed transactions with Misonix, including alternate financing arrangements and/or equity offerings, continuing to operate Solsys on a stand-alone basis, and the apparent belief of the Solsys unitholders party to the Solsys Support Agreement that the proposed transactions with Misonix would provide Solsys members with a greater potential opportunity to realize a return on their investment than any other alternative reasonably available to Solsys and its members;

•	the fact that the combination of Solsys’ and Misonix’s businesses would allow Solsys members to participate in the future performance of a combined company;

•

the current and prospective competitive climate in the medical products industry, including recent consolidation within the industry and significant regulatory, financial, economic and other challenges facing industry participants;

•

the possibility that the combined company could achieve annual cost savings and synergies from, among other things, reductions in corporate level overhead, administrative costs and duplicative sales and marketing costs in comparison to both companies on a stand-alone basis;

•

historical and current information concerning Misonix’s business, financial performance, financial condition, operations and management, and the results of a due diligence investigation of Misonix conducted by Solsys’ management and advisors;

•	the possibility of expansion in the ultrasonic medical devices market, particularly the wound care products that are complementary to Solsys’ existing products;

•	the potential for the combined company to offer a broader array of products at the same point-of-sale;

•	the potential for the combined company to increase and enhance Medicare, Medicaid and private insurance coverage as a result of the transactions;

•

the potential increased access to sources of capital and a broader range of investors to support the development of its business following consummation of the transactions compared to if Solsys continued to operate as a privately held company;

•	the belief that Solsys and Misonix share a similar strategic vision;

•	the belief that the combined company may have an increased ability to attract and retain management and key personnel;

•

the synergistic nature of Solsys’ and Misonix’s businesses and the additional revenue growth opportunities presented by the combined company’s expanded and complementary product offering and broader commercial reach; and

•	the terms and conditions of the merger agreement, including without limitation, the following:

•

the structure of the transactions and the level of certainty as to the percentage of the total shares of common stock of the combined company that Solsys members and current Misonix shareholders will own immediately after completion of the transactions; and

•

the fact that Solsys members will receive stock in a publicly traded company as part of the transactions, which following the expiration of any applicable lock-up period, provides them increased liquidity.

Negative Factors:

•	the fact that members of Solsys will own a significantly smaller percentage in the combined company than such members own in Solsys currently;

•

the difficulty and costs inherent in the combination of two businesses of the size and geographic diversity of Solsys and Misonix, and the risk that the cost savings, synergies and other benefits that possibly could be obtained as a result of the transactions might not be fully or timely realized;

•

the restrictions on the conduct of Solsys’ business during the pendency of the transactions, which may delay or prevent Solsys from undertaking potential business opportunities that may arise or may negatively affect Solsys’ ability to attract, retain and motivate key personnel;

•	the adverse impact that business uncertainty prior to the completion of the transactions could have on Solsys’ ability to retain and motivate key personnel until the completion of the transactions;

•

the time, effort and substantial costs involved in connection with entering into the merger agreement and completing the transactions and the related disruptions to the operation of Solsys’ business, including the risk of diverting management’s attention from other strategic priorities to implement integration efforts following the transactions, and the risk that the operations of Solsys would be disrupted by employee concerns or departures or by changes to or termination of Solsys’ relationships with its customers and suppliers following the public announcement of the transactions;

•	the fact that Solsys has incurred and will continue to incur significant transactions costs and expenses in connection with the transactions, regardless of whether the transactions are consummated;

•	the risk that the Misonix shareholders or Solsys members may fail to approve the proposals described in this joint proxy and consent solicitation statement/prospectus;

•	the risk that Solsys may fail to obtain the Solsys equity financing that is a condition to complete the transactions;

•	the possibility that the transactions might be unduly delayed and the potential for such a delay to reduce or eliminate the expected benefits of the transactions;

•	the possibility that the anticipated benefits of the transactions may not be realized or that they may be lower than expected;

•	the risk that sales of substantial amounts of common stock of the combined company immediately after the completion of the transactions could adversely affect the market price of such common stock;

•	the risk that the combined company’s financial forecasts are not attained at the level or within the timeframe expected;

•	the risk that the transactions might not be consummated in a timely manner or at all;

•	the fact that Solsys will no longer be an independent company and the concern that it will not have autonomy in its decision-making;

•	the potential negative consequences that could result from public visibility into Solsys’ financial statements; and

•	the additional public company expenses and obligations that Solsys’ business will be subject to following the transactions that it has not previously been subject to.

The previous discussion of the information and factors considered by Solsys’ board of managers in adopting the resolutions described above is not exhaustive, but is intended to reflect the material factors considered by

Solsys’ board of managers in its adoption of the resolutions described above. In view of the complexity, and the large number, of the factors considered, Solsys’ board of managers did not find it practicable, and did not attempt, to quantify or assign any relative or specific weight to the various factors; rather, the adoption of the resolutions described above was based on the totality of the information presented to and considered by the Solsys board of managers. In addition, individual members of the Solsys board of managers may have given different weight to different factors.

The previous discussion of the information and factors considered by Solsys’ board of managers is forward-looking in nature. This information should be read in light of the factors described under “Cautionary Statement Concerning Forward-Looking Statements” beginning on page [●] of this joint proxy and consent solicitation statement/prospectus.

Interests of Solsys’ Managers and Executive Officers in the Transactions

In considering whether to consent to the Solsys merger proposal, Solsys unitholders should be aware that certain of Solsys’ executive officers and managers may have interests in the transactions that are different from, or in addition to, those of Solsys’ unitholders generally. These interests may present such executive officers and managers with actual or potential conflicts of interest. The Solsys Board of Managers was aware of these interests during its deliberations on the merits of the transactions. These interests are described below.

Designated Directors

Upon the completion of the transactions, Solsys will be entitled to designate two directors to the New Misonix board, which directors will be Michael Koby and Paul LaViolette, both of whom are current managers of Solsys and affiliates of 1315 Capital Solsys, Inc. and SV-Solsys Inc. respectively.

Employment Agreements

Pursuant to the terms of employment agreements entered into concurrently with the merger agreement, upon the completion of the transactions, Allan Staley, the current Chief Executive Officer of Solsys, will serve as the President of New Misonix, Linwood Staub, the current President and Chief Operating Officer of Solsys, will serve as a Senior Vice President of New Misonix and Dr. Arti Masturzo, the current Chief Medical Officer of Solsys, will serve as the Chief Medical Officer of New Misonix. For a description of the employment agreements, see “Ancillary Agreements – Description of the Employment Agreements.”

Accelerated Vesting of Series F Profits Interest Awards

Upon the completion of the transactions, the unvested portion of the Solsys Series F profits interest awards will become immediately vested. The number of shares of New Misonix common stock that will be issuable to the holders of Solsys Series F profits interest awards at closing will be based upon the price of Misonix common stock and number of Solsys outstanding units as of the closing date. As a result of the acceleration of the Solsys Series F profits interest awards, as of the closing price of Misonix common stock on the date the merger agreement was signed, Mr. Staley was entitled to receive approximately 52,152 shares of New Misonix common stock, Mr. Staub was entitled to receive approximately 44,702 shares of New Misonix common stock, and Ms. Masturzo was entitled to receive approximately 35,760 shares of New Misonix common stock. The actual allocation of New Misonix common stock to these individuals will be determined as of the closing date pursuant to the terms of the merger agreement.

Indemnification and Directors’ and Officers’ Insurance and Fiduciary Liability Insurance

For six years from the effective time of the Solsys Merger, New Misonix will, and will cause the Surviving Solsys to, indemnify the current and former managers and executive officers of Solsys to the same extent as provided under applicable law, Solsys’ operating agreement, and indemnification agreements, with respect to their activities on behalf of Solsys at or prior to the effective time of the Solsys Merger.

In addition, prior to the effective time of the Solsys Merger, New Misonix will cause the Surviving Solsys to, and the Surviving Solsys will purchase a six-year $5.0 million prepaid non-cancellable directors’ and officers’ insurance and indemnification policy with respect to matters existing or occurring at or prior to the effective time of the Solsys Merger, covering, without limitation, the transactions contemplated by the merger agreement.

Opinion of Misonix’s Financial Advisor

Misonix engaged BRG to serve as an independent financial advisor to the Misonix board to provide an opinion as to the fairness, from a financial point of view, to the holders of Misonix common stock of the shares of New Misonix common stock to be issued as merger consideration to Solsys unitholders by New Misonix in the Solsys Merger.

In connection with the Solsys Merger, the Solsys units issued and outstanding immediately prior to the effectiveness of the Solsys Merger, including all Series A preferred units, Series B preferred units, Series C preferred units, Series D preferred units, Series E preferred units, Series F preferred units and common units (such units, together, the “Solsys Units,”) and Equity Appreciation Rights, with respect to common units and Equity Appreciation Rights with respect to Series F Units (the “Solsys EARs”, and together with the Solsys Units, the “Solsys Equity”, and the holders of Units and Solsys EARs, collectively, the “Solsys unitholders”), will be converted into the right to receive an aggregate of 5,703,082 fully-paid and non-assessable shares of New Misonix common stock, which we refer to as, the “Solsys Merger Consideration.” The Solsys Merger Consideration was calculated by Misonix and Solsys to provide the Solsys unitholders with an aggregate percentage of equity ownership of New Misonix of 36% (based on the fully-diluted number of shares of Misonix common stock outstanding as of two business days prior to the signing date) on a fully-diluted basis, utilizing the treasury share method. In connection with the Solsys Merger, shares of New Misonix common stock issuable as part of the Solsys Merger Consideration equal to an aggregate of approximately 12.5% of the Solsys Merger Consideration (the “Escrow Amount”) will be deposited into escrow pursuant to the terms of the merger agreement.

On May 2, 2019, a meeting of the Misonix board was held to evaluate the Solsys Merger. BRG rendered to the Misonix board an oral opinion, which was confirmed by delivery of the final written opinion dated May 2, 2019, to the effect that, as of that date and based on and subject to the matters described in its opinion the Solsys Merger Consideration to be issued by New Misonix in the Solsys Merger was fair, from a financial point of view, to the holders of Misonix common stock.

The full text of BRG’s written opinion, dated May 2, 2019, which describes the assumptions made, procedures followed, matters considered and limitations of the review undertaken, is attached to this joint proxy statement as Annex C and is incorporated into this joint proxy statement and prospectus by reference. BRG’s opinion was provided to the Misonix board in connection with its evaluation of the Solsys Merger Consideration from a financial point of view to the existing holders of Misonix’s common stock and does not address any other aspects or implications of the Solsys Merger or the underlying business decision of Misonix to effect the Solsys Merger, the relative merits of the Solsys Merger as compared to any alternative business strategies that might exist for Misonix or the effect of any other transactions in which Misonix might engage. BRG’s opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Solsys Merger.

In arriving at its opinion, BRG:

•	reviewed certain financial statements for Misonix and Solsys;

•

reviewed certain financial forecasts and other information and data relating to Misonix which were provided to and discussed with BRG by the management of Misonix, including financial forecasts and adjustments thereto relating to Misonix prepared by Misonix management, which we refer to as the “Misonix projections;”

•

reviewed certain financial forecasts and other information and data relating to Solsys which were provided to and discussed with BRG by the management of Solsys, including financial forecasts and adjustments thereto relating to Solsys as discussed with Solsys management, which we refer to as the “Solsys projections;”

•	reviewed the due diligence reports dated April 24, 2019 provided by Misonix’s management and by legal counsel;

•

reviewed the Agreement and Plan of Merger dated May 2, 2019 among Misonix, New Misonix, Merger Sub One, Merger Sub Two, Solsys and Greg Madden (the “merger agreement”) and other documents related thereto;

•	reviewed documents related to each of Misonix’s and Solsys’ background;

•	held discussions with certain senior officers, directors and other representatives and advisors of Misonix and Solsys concerning the businesses, operations and prospects of Misonix and Solsys;

•	reviewed certain publicly available business and financial information relating to Misonix and Solsys;

•

analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations BRG considered relevant in evaluating those of Misonix and Solsys;

•

considered, to the extent publicly available, the financial terms of certain other M&A transactions which BRG considered relevant in evaluating the transactions contemplated by the merger agreement; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as BRG deemed to be appropriate in arriving at its opinion.

In rendering its opinion, BRG assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with BRG and upon the assurances of the management teams of Misonix and Solsys that they were not aware of any relevant information that was omitted or remained undisclosed to BRG. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with BRG relating to Misonix and Solsys, BRG was advised by the respective management teams of Misonix and Solsys, and BRG assumed, with Misonix’s consent, that the forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Misonix and Solsys, as the case may be, as to the future financial performance of Misonix and Solsys. With Misonix’s consent, BRG also assumed that the financial results reflected in such financial forecasts and other information and data would be realized in the amounts and at the times projected.

BRG further assumed, with Misonix’s consent, that the Solsys Merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the Solsys Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Misonix or the contemplated effect of the Solsys Merger. BRG also assumed, without independent verification, that (i) prior to the completion of the Solsys Merger, Solsys will have issued new Solsys Units in exchange for an amount of at least $7,000,000 in new capital received by Solsys between January 1, 2019 and the completion of the Misonix Merger, (ii) prior to the completion of the Solsys Merger, the SWK credit agreement shall have been amended to provide for an additional $10 million of available borrowings as compared to those available as of March 31, 2019, and an aggregate of not less than $25 million in borrowings, on a pro-forma combined basis following completion of the transactions, and (g) the full portion of the Solsys Merger Consideration constituting the Escrow Amount will be issued to the Solsys Unitholders. Misonix’s representatives advised BRG, and BRG also assumed, that the final terms of the merger agreement would not vary materially from those set forth in the draft reviewed by BRG or otherwise described to BRG. BRG did not make, and was not provided with, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Misonix and Solsys, and BRG did not make any physical inspection of the properties or assets of Misonix and Solsys. In addition, BRG assumed, with Misonix’s consent, that there were no material undisclosed liabilities of Misonix and Solsys for which appropriate reserves or other provisions had not been made. BRG relied, without independent verification and with Misonix’s consent, upon the assessments of Misonix’s and Solsys’ management as to the ability of Misonix to consummate the Solsys Merger, the issuance of New Misonix common stock in the Solsys Merger and the other transactions related thereto.

BRG expressed no view as to, and its opinion did not address, the underlying business decision of Misonix to effect the Solsys Merger, the relative merits of the Solsys Merger as compared to any alternative business strategies that might exist for Misonix or the effect of any other transactions in which Misonix might engage. BRG’s opinion did not address any terms (other than the Solsys Merger Consideration as expressly specified in the opinion) or other aspects or implications of the Solsys Merger, including, without limitation, the form or structure of the Solsys Merger. BRG expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Solsys Merger, or any class of such persons, relative to the Solsys Merger Consideration. BRG’s opinion was necessarily based on information available to BRG, and financial, stock market and other conditions and circumstances existing and disclosed to BRG, as of the date of its opinion. The credit, financial and stock markets typically experience volatility, and BRG expressed no opinion or view as to any potential effects of any such volatility in the future on Misonix and Solsys or the contemplated benefits of the Solsys Merger. Except as described above, neither Misonix nor Solsys imposed other instructions or limitations on BRG with respect to the investigations made or procedures followed by BRG in rendering its opinion.

In preparing its opinion, BRG performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses underlying BRG’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances; therefore, a financial opinion is not readily susceptible to summary description. BRG arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, BRG believes that its analyses must be considered as a whole, including the methodologies and assumptions underlying the analyses, and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of BRG’s financial analyses and the processes underlying its analyses and opinion.

In its analyses, BRG considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Misonix and Solsys. No company, business or transaction used in those analyses as a comparison is identical to Misonix and Solsys, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions analyzed.

The estimates contained in BRG’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by BRG’s analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, BRG’s analyses are inherently subject to substantial uncertainty.

BRG understands that the Solsys Merger Consideration was determined through analyses performed by, and negotiations among, Misonix and their advisors and Solsys, and the decision to proceed with the Solsys Merger was solely that of the Misonix board. BRG’s opinion was only one of many factors considered by the Misonix board in their evaluation of the Solsys Merger and should not be viewed as determinative of the views of Misonix or its management with respect to the Solsys Merger or the Solsys Merger Consideration provided for in the merger agreement.

The following is a summary of the material financial analyses presented to the Misonix board in connection with BRG’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand BRG’s financial analyses, the tables must be read together with the text of each summary. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumption underlying the analyses, could create a misleading or incomplete view of BRG’s financial analyses.

BRG performed the following analyses to compare the Solsys Merger Consideration with the range of implied equity value as a percent of pro-forma equity value of New Misonix for each indication. The pro-forma equity value of New Misonix in this analysis included Misonix’s equity value based on a 20-day volume weighted average price (“VWAP”) and Misonix’s fully diluted shares outstanding as of April 30, 2019 and the implied equity value for Solsys, as provided by Misonix management.

SOLSYS

Discounted Cash Flow Analysis

BRG performed a discounted cash flow (“DCF”) analysis of Solsys, by estimating the present values as of April 30, 2019 of the unlevered, after-tax projected free cash flows for the fiscal year ending December 31, 2019 through the fiscal year ending December 31, 2029, based on the Solsys projections for the fiscal years ending December 31, 2019 through December 31, 2021, further discussed on page [●], and reviewed by Misonix’s management, which projections were then extended by BRG through December 31, 2029 based on key operating assumptions and key cash flow items provided by Solsys’ management. BRG utilized discount rates from 13.0% to 15.0% reflecting BRG’s estimates of Solsys’ weighted average cost of capital (“WACC”). BRG estimated the discount rates by application of the Capital Asset Pricing Model (“CAPM”), which uses inputs such as a company’s (i) target capital structure, (ii) cost of debt, (iii) tax rate and (iv) beta and financial metrics reflecting the broader financial markets. The estimated terminal value for Solsys was calculated by applying a perpetuity growth rate range between 2.5% and 3.5% to the estimated terminal unlevered after-tax projected free cash flow of Solsys. The perpetuity growth rate was estimated by BRG utilizing its professional judgment and experience, taking into account Solsys’ forecasts and market expectations regarding long-term real growth in the industry. The present values of the interim cash flows were then added to the present value of the terminal value to estimate the enterprise value of Solsys. BRG then calculated a range of implied equity values for Solsys by making the following adjustments to Solsys’ estimated enterprise value: (i) adding pro-forma cash as of June 30, 2019, (ii) adding the present value of net operating losses, and (iii) subtracting pro-forma debt as of the completion of the Solsys Merger, which was provided by Misonix management and assumes (a) additional pro-forma borrowings as of the completion of the Solsys Merger of $5 million under the SWK credit agreement and (b) additional borrowings of approximately $2 million under Solsys’ revolving credit facility as of June 30, 2019. BRG subsequently confirmed on May 2, 2019 that there were no material changes to the DCF analysis originally performed as of April 30, 2019. This analysis indicated a Solsys implied equity reference range of approximately $96.0 million to $123.3 million, and, based on 10,138,812 fully diluted shares of Misonix common stock and the 20 day VWAP of $17.88, the implied equity ownership of the Solsys unitholders as compared to the ownership implied by the Solsys Merger Consideration is shown below:

Discounted Cash Flow Analysis	Low	High
Percentage Ownership Implied by Ownership of the Solsys unitholders	35%	40%

As indicated above, Misonix calculated the Solsys Merger Consideration to provide Solsys unitholders with 36% of the aggregate number of shares of New Misonix common stock, based on the 20 day VWAP of Misonix common stock of $17.88 and the fully-diluted number of shares of Misonix common stock outstanding immediately prior to the execution of the merger agreement.

Selected Public Companies Analysis

BRG performed a selected publicly-traded companies analysis of Solsys in which BRG reviewed financial and stock market information and selected six publicly-traded companies in the wound care industry with operations in the United States and United Kingdom. These companies were:

•	AxoGen, Inc.

•	Convatec Group Plc

•	CryoLife, Inc.

•	Integra Life Sciences Holdings Corporation

•	Vericel Corporation

•	Zynex, Inc.

BRG reviewed, among other things, the enterprise values of the selected companies (calculated as equity value based on closing stock prices on April 30, 2019 plus debt, less cash and other adjustments) as a multiple of LTM revenues and fiscal year 2019 estimated revenues as shown below. BRG’s analysis of the selected companies identified a subset of the selected companies, AxoGen, Inc., Cryolife, Inc., Vericel Corporation and Zynex, Inc. as more similar to Solsys in terms of market capitalization and growth profile (“Small Cap Companies”). BRG also noted that the implied revenues multiple for Convatec Group Plc appeared to be an outlier, therefore, BRG selected a range of implied revenues multiples excluding this company. Publicly available information regarding the selected public companies was obtained from SEC filings, CapitalIQ (a data source containing historical and estimated financial data), and other publicly available information as shown below:

Revenue Multiple
Company Name	LTM	2019E
Convatec Group PLC	2.6x	2.6x
Integra Life Sciences Holdings Corporation	3.8x	3.7x

Small Cap Companies:
AxoGen, Inc.	8.5x	6.4x
CryoLife, Inc.	4.8x	4.5x
Vericel Corporation	7.6x	6.1x
Zynex, Inc.	5.1x	4.1x
Median – All Comps	5.0x	4.3x
Median – Small Cap Companies	6.3x	5.3x

The financial data of Solsys was based on internal estimates of Solsys’ management team and its historical performance. BRG made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of Solsys and the selected public companies and selected a range of LTM and fiscal 2019 revenue multiples of 2.6x to 8.5x and 2.6x to 6.4x, respectively, based on all of the selected companies and 4.8x to 8.5x and 4.1x to 6.4x, respectively, based on the Small Cap Companies to derive an implied range of enterprise values of Solsys.

BRG then calculated a range of implied equity values for Solsys by making the following adjustments to Solsys’ estimated range of enterprise values: (i) adding pro-forma cash as of June 30, 2019 and (ii) subtracting pro-forma debt as of the completion of the Solsys Merger, which was provided by Misonix management and assumes (a) additional pro-forma borrowings as of the completion of the Solsys Merger of $5 million under the SWK Credit Facility and (b) additional borrowings of approximately $2 million under the revolving credit facility as of June 30, 2019. BRG subsequently confirmed on May 2, 2019 that there were no material changes to the selected publicly-traded companies analysis originally performed as of April 30, 2019. This analysis indicated a Solsys implied equity reference range of approximately $60.0 million to $199.4 million utilizing all comps and $113.3 million to $199.4 million utilizing Small Cap Companies. Based on 10,138,812 fully diluted shares of Misonix common stock and the VWAP of $17.88, the implied equity ownership of the Solsys unitholders as compared to the ownership implied by the Solsys Merger Consideration is shown below:

Selected Public Companies Analysis	Low	High
Percentage Ownership Implied by Ownership of the Solsys Unitholders – All Comps	25%	52%
Percentage Ownership Implied by Ownership of the Solsys Unitholders – All Comps Excluding Convatec Group, Plc	34%	52%
Percentage Ownership Implied by Ownership of the Solsys Unitholders – Small Cap Companies	38%	52%

As indicated above, Misonix calculated the Solsys Merger Consideration to provide Solsys unitholders with 36% of the aggregate number of shares of New Misonix common stock, based on the 20 day VWAP of Misonix common stock of $17.88 and the fully-diluted number of shares of Misonix common stock outstanding immediately prior to the execution of the merger agreement.

Selected Precedent Transactions Analysis

BRG performed a selected precedent transactions analysis of Solsys in which BRG reviewed, to the extent publicly available, information regarding three completed transactions in the wound care or related industries. BRG reviewed, among other things, transactions-implied enterprise values (calculated as the implied equity value for the target company based on the consideration payable or paid in the selected transactions, plus debt, less cash and other adjustments) as a multiple of the target company’s LTM revenues. Financial data of the selected transactions were based on publicly available information at the time of close of the relevant transactions.

Closed Date	Acquirer	Target	Revenue Multiple
4/17/2019	Smith & Nephew plc	Osiris Therapeutics, Inc.	4.4x
8/9/2017	Tissue Regenix Group plc	CellRight Technologies, LLC	5.5x
8/5/2016	Derma Sciences, Inc.	BioD, LLC	3.6x

Financial data of Solsys was based on information provided to BRG by Solsys. BRG made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of Solsys and the targets of the selected precedent transactions and selected a range of LTM revenue multiples between 3.6x and 5.5x to derive an implied range of enterprise values of Solsys. BRG then calculated a range of implied equity values for Solsys by making the following adjustments to each company’s estimated range of enterprise values: (i) adding pro-forma cash as of June 30, 2019 and (ii) subtracting pro-forma debt as of the completion of the Solsys Merger, which was provided by Misonix management and assumes (a) additional pro-forma borrowings as of the completion of the Solsys Merger of $5 million under the SWK Credit Agreement and (b) additional borrowings of approximately $2 million under the revolving credit facility as of June 30, 2019. This analysis indicated a Solsys implied equity reference range of approximately $78.3 million to $128.3 million, and, based on 10,138,812 fully diluted shares of Misonix common stock and the VWAP of $17.88, the implied equity ownership of the Solsys unitholders as compared to the ownership implied by the Solsys Merger Consideration is shown below.

Selected Precedent Transactions Analysis	Low	High
Percentage Ownership Implied by Ownership of the Solsys Unitholders – All Comps	30%	41%

As indicated above, Misonix calculated the Solsys Merger Consideration to provide Solsys unitholders with 36% of the aggregate number of shares of New Misonix common stock, based on the 20 day VWAP of Misonix common stock of $17.88 and the fully-diluted number of shares of Misonix common stock outstanding immediately prior to the execution of the merger agreement.

MISONIX

BRG performed a trading price analysis whereby BRG compared Misonix’s closing price of $17.34 on April 30, 2019, 20-day VWAP of $17.88 and 60-day VWAP of $19.21 to the indicated price per share based on the following analyses.

Discounted Cash Flow Analysis

BRG performed a DCF analysis of Misonix by estimating the present values as of April 30, 2019 of the unlevered, after-tax free cash flows for the fiscal year ending June 30, 2019 through the fiscal year ending June 30, 2029, based on the Misonix projections, which are further discussed on page [●]. BRG utilized discount rates from 10.5% to 12.5% reflecting BRG’s estimates of Misonix’s WACC. BRG estimated the discount rates by applying the CAPM, which uses inputs such as a company’s (i) target capital structure, (ii) cost of debt, (iii) tax rate and (iv) beta and financial metrics reflecting the broader financial markets. The estimated terminal value for Misonix was calculated by applying a perpetuity growth rate between 2.5% and 3.5% to the estimated terminal unlevered free cash flow of Misonix. The perpetuity growth rate was estimated by BRG utilizing its professional judgment and experience, taking into account Misonix’s forecasts and market expectations regarding long-term real growth in the industry. The present values of the interim cash flows were then added to the present value of the terminal value to estimate the enterprise value of Misonix. BRG then calculated a range of implied equity values for Misonix by making the following adjustments to Misonix’s estimated enterprise value: (i) adding pro-forma cash as of June 30, 2019, (ii) adding the present value of net operating losses, and (iii) subtracting pro-forma debt as of June 30, 2019. BRG subsequently confirmed on May 2, 2019 that there were no material changes to the DCF analysis originally performed as of April 30, 2019. This analysis indicated a Misonix implied equity reference range of approximately $159.8 million to $201.8 million, and based on 10,138,812 fully diluted shares of Misonix common stock outstanding as of April 30, 2019, the indicated price per share as compared to the trading prices are shown below:

Discounted Cash Flow Analysis	Low	High
Trading Price Range Closing Price	$17.34	$17.34
Trading Price Range 20-Day VWAP	$17.88	$17.88
Trading Price Range 60-Day VWAP	$19.21	$19.21
Implied Price per Share – DCF	$15.76	$19.90

Selected Public Companies Analysis

BRG performed a selected publicly-traded companies analysis of Misonix in which BRG reviewed publicly available financial and stock market information for comparable companies and then selected seven publicly-traded companies in the medical device industry with operations in the United States and United Kingdom. These companies were:

•	Apyx Medical Corporation

•	Atricure, Inc.

•	CONMED Corporation

•	Integra Life Sciences Holdings Corporation

•	OrthoPediatrics Corp.

•	SI-BONE, Inc.

•	Smith & Nephew Plc

BRG reviewed, among other things, the enterprise values of the selected companies (calculated as equity value based on closing stock prices on April 30, 2019 plus debt, less cash and other adjustments) as a multiple of LTM revenues and fiscal year 2019 estimated revenues as shown below. BRG’s analysis of the selected companies identified a subset of the selected companies, Apyx Medical Corporation, AtriCure, Inc., OrthoPediatrics, and SI-BONE, Inc., as Small Cap Companies, reflecting similar market capitalization and growth profile to Misonix. BRG also noted that the implied revenues multiple for OrthoPediatrics appeared to be an outlier, therefore, BRG selected a range of implied revenues multiples excluding this company. Publicly available information regarding the selected public companies was obtained from SEC filings, CapitalIQ (a data source containing historical and estimated financial data), and other publicly available information and is shown below:

Revenue Multiple
Company Name	LTM	2019E
CONMED Corporation	3.2x	2.9x
Integra LifeSciences Holdings Corporation	3.8x	3.7x
Smith & Nephew Plc	3.6x	3.5x

Small Cap Companies:
Apyx Medical Corporation	5.0x	3.2x
AtriCure, Inc.	5.0x	4.5x
OrthoPediatrics	9.1x	7.5x
SI-BONE, Inc.	5.7x	4.8x
Median – All Comps	5.0x	3.7x
Median – Small Cap Companies	5.4x	4.7x

The financial data of Misonix was based on internal estimates of Misonix’s management team and its historical performance. BRG made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of Misonix and the selected public companies and selected a range of LTM and fiscal 2019 revenue multiples of 3.2x to 9.1x and 2.9x to 7.5x, respectively, based on all of the selected companies and 5.0x to 9.1x and 3.2x to 7.5x, respectively, based on the Small Cap Companies to derive an implied range of enterprise values of Misonix.

BRG then calculated a range of implied price per share for Misonix by making the following adjustments to the company’s estimated enterprise value: (i) adding pro-forma cash as of June 30, 2019, (ii) adding the present value of net operating losses, (iii) subtracting pro-forma debt as of June 30, 2019. BRG subsequently confirmed on May 2, 2019 that there were no material changes to the selected publicly-traded companies analysis originally performed as of April 30, 2019. This analysis indicated a Misonix implied equity reference range of approximately $125.5 million to $327.4 million utilizing all comps and $165.4 million to $327.4 million utilizing Small Cap Companies. Based on 10,138,812 fully diluted shares of Misonix common stock outstanding as of April 30, 2019, the implied price per share as compared to the trading prices are shown below.

Selected Public Companies Analysis	Low	High
Trading Price Range Closing Price	$17.34	$17.34
Trading Price Range 20-Day VWAP	$17.88	$17.88
Trading Price Range 60-Day VWAP	$19.21	$19.21
Implied Price per Share – All Comps	$12.38	$32.29
Implied Price per Share – All Comps Excluding OrthoPediatrics	$12.38	$20.72
Implied Price per Share – Small Cap	$16.31	$32.29
Implied Price per Share – Small Cap Excluding OrthoPediatrics	$16.31	$20.72

Supplemental Analysis

BRG reviewed the relative contributions of Misonix and Solsys to the combined revenues and gross profit for the projected fiscal years ending June 30, 2019 to June 30, 2022 and total assets and number of sales persons for the projected fiscal year ending June 30, 2019 based on estimates provided by Misonix’s and Solsys’ respective management teams.

		Contribution			Asset Contribution
		Misonix	Solsys	Combined	Misonix	Solsys
		$ in thousands
Revenue Sales	2019E	$39,396	$27,141	$66,537	59%	41%
	2020E	47,275	36,837	84,112	56%	44%
	2021E	59,094	48,989	108,083	55%	45%
	2022E	72,686	63,194	135,879	53%	47%

Gross Profit	2019E	$27,671	$17,852	$45,522	61%	39%
	2020E	33,295	26,349	59,644	56%	44%
	2021E	41,696	35,272	76,968	54%	46%
	2022E	51,286	45,539	96,824	53%	47%

Sales Force	2019E	$27,722	$13,576	$41,298	67%	33%
	2019E	55	82	137	40%	60%

BRG then compared the implied relative contribution percentages described above for Solsys to the Solsys unitholders’ aggregate percentage ownership of the combined company implied by the Solsys Merger Consideration (36%) pursuant to the terms of the merger agreement.

Miscellaneous

Under the terms of BRG’s engagement, Misonix has agreed to pay BRG a customary fee for its financial advisory services in connection with the Solsys Merger, 50% of which was payable upon execution of BRG’s engagement letter and the balance of which was payable upon BRG issuing its opinion, regardless of the conclusion reached therein. Misonix also has agreed to reimburse BRG for reasonable and documented out-of-pocket expenses including but not limited to the fees and expenses of counsel, costs of reproduction, typing, computer usage, any applicable sales or excise taxes and other direct expenses, including travel incurred by BRG in connection with the engagement.

In the two years preceding the date of BRG’s opinion, BRG and its affiliates have not provided services to Misonix or Solsys. In the 6 months following the date of BRG’s opinion, BRG and its affiliates will be providing services to Misonix related to the Solsys Merger, including performing a purchase price allocation in connection with the Solsys Merger for financial reporting purposes. BRG and its affiliates are not aware of any other upcoming opportunities to provide services to Misonix or Solsys unrelated to the transactions.

Misonix selected BRG as its financial advisor in connection with the Solsys Merger based on BRG’s reputation, experience and familiarity with Misonix’s business. BRG is an internationally recognized financial advisory and consulting firm and is regularly engaged to issue fairness opinions and other valuations in connection with mergers, acquisitions, recapitalizations, leveraged buyouts and spinoffs, and for other purposes. The issuance of BRG’s opinion was authorized by BRG’s fairness opinion committee.

Certain Unaudited Prospective Financial Information Regarding Misonix and Solsys

Misonix management prepares projections of Misonix’s expected financial performance as part of its ongoing management of Misonix’s business. Other than guidance in connection with its regularly scheduled earnings releases, Misonix does not disclose these projections as a matter of course due to the inherent unpredictability of the underlying assumptions and estimates. Similarly, Solsys, as a private company, does not as a matter of general practice publicly disclose financial information, results of operations or projections thereof.

However, Misonix and Solsys are including financial projections of Misonix and Solsys in this joint proxy and solicitation statement/prospectus to provide Misonix shareholders and Solsys unitholders with access to a summary of certain unaudited prospective financial information that was prepared by the managements of Misonix and Solsys and used by the Misonix board, and BRG in connection with their respective evaluations of the transactions and by J.P. Morgan, financial advisor to Misonix, and Canaccord, financial advisor to Solsys, in providing financial advice to the Misonix board and the Solsys board, respectively. The inclusion of this information in this joint proxy and solicitation statement/prospectus should not be regarded as an indication that any of Misonix, Solsys, BRG, J.P. Morgan, or Canaccord, their respective representatives or any other recipient of this information considered, or now considers, these projections necessarily to be predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

Misonix’s management, with the assistance of J.P. Morgan, prepared the Misonix projections based on a combination of estimates for Misonix that had been prepared by Wall Street analysts. Solsys’ management, with the assistance of Canaccord, prepared the Solsys projections based on Solsys’ management’s judgement and assumptions regarding the future financial performance of Solsys. Misonix, J.P. Morgan, Solsys and Canaccord used the Misonix projections and the Solsys projections in connection with their analysis of the transactions. BRG also used the Misonix projections and Solsys projections in the preparation of the opinion that BRG rendered orally to the Misonix board on May 2, 2019 (with such opinion subsequently confirmed by delivery of BRG’s written opinion to the Misonix board). The only projections used by and relied upon by the Misonix board in resolving to approve the transactions were the Misonix projections and the Solsys projections. The only projections used by BRG in preparing its opinion were the Misonix projections and the Solsys projections (and BRG did not use nor rely on any other projections to perform any of the financial analysis undertaken in connection with its fairness opinion).

The Solsys preliminary projections and Solsys projections were not prepared with the agreement of Misonix and the Misonix financial projections were not prepared with the agreement of Solsys and, in any event, none of these projections constitute consensus financial projections.

The non-public unaudited prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles, but, in the view of Misonix’s and Solsys’ management, the financial projections prepared by them were prepared on a reasonable basis, reflected the best then-available estimates and judgments and presented, to the best of Misonix’s and Solsys’ respective management’s knowledge and belief, the expected future financial performance of each of Misonix and Solsys and on a combined basis. A summary of certain significant elements of the unaudited prospective financial information prepared by the managements of Misonix and Solsys discussed above is set forth below. The information included below is a summary and does not comprise all of the prospective financial information provided by Misonix to Solsys, the Misonix board, J.P. Morgan or BRG or provided by Solsys to Misonix, the Solsys board or to Canaccord.

Although the financial projections are presented with numeric specificity, they reflect numerous estimates and assumptions of Misonix’s management and Solsys’ management that were made at the time they were prepared, which involve judgments with respect to, among other things, the future interest rate environment and other economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Misonix and Solsys operate, and the risks and uncertainties described under “Risk Factors”, “Cautionary Statement Regarding Forward-Looking Statements”, and, with respect to Misonix, in the reports that Misonix files with the SEC from time to time, and included in this joint proxy and consent solicitation statement/prospectus, all of which are difficult to predict and many of which are outside the control of Misonix or Solsys and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ materially from those reflected in the financial projections, whether the transactions are completed. Further, these assumptions do not include all potential actions that management could or might take during these time periods. The inclusion in this joint proxy and consent solicitation statement/prospectus of the unaudited prospective financial information below should not be regarded as an indication that Misonix, Solsys, the Misonix board, the Solsys board, J.P. Morgan, Canaccord or BRG considered, or now consider, these projections and forecasts to be a reliable predictor of future results. The financial projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy and consent solicitation statement/prospectus are cautioned not to place undue reliance on the prospective financial information. Misonix and Solsys do not intend to make available publicly any update or other revision to the projections, except as otherwise required by law. In addition, the financial projections may not reflect the manner in which New Misonix will operate the business of Solsys after the completion of the transactions.

Neither Misonix’s nor Solsys’ independent registered public accounting firms nor Misonix’s financial advisors, J.P. Morgan and BRG, nor Solsys’ financial advisor, Canaccord, or any other independent accountants have compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, such information. The reports of the independent registered public accounting firms included elsewhere in this joint proxy and consent solicitation statement/prospectus relate to the historical financial information of Misonix and Solsys, respectively. Such reports do not extend to the financial projections and should not be read to do so.

By including in this joint proxy and consent solicitation statement/prospectus a summary of certain financial projections, neither Misonix nor Solsys nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Misonix or Solsys compared to the information contained in the financial projections. Neither Misonix, Solsys nor, after completion of the transactions, New Misonix undertakes any obligation to update or otherwise revise the financial projections or financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The summary of the unaudited prospective financial information is not being included to influence the decision by Misonix shareholders as to whether to vote for the approval of any of the proposals included in this joint proxy and consent solicitation statement/prospectus, or to influence the decision of any Solsys unitholder, but is being provided because such information was considered in connection with the transactions and was provided to the Misonix board, the Solsys board, J.P. Morgan, Canaccord and BRG.

The unaudited prospective financial information set forth below constitutes forward-looking statements. For more information on factors that may cause future financial results to vary materially from those projected in the forecasts, see “Where You Can Find More Information, “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Selected Unaudited Prospective Financial Information

Misonix Projections

The following table presents a summary of the Misonix projections prepared by the management of Misonix, for its fiscal year ended June 30:

(in millions, unaudited)

Misonix, Inc.	FY2019E	FY2020E	FY2021E
Revenue	$39	$47	$59
Gross profit	$28	$33	$42
Operating income (loss)	$(6)	$(1)	$3
Net income (loss)	$(6)	$(1)	$3
EBITDA (1)	$(5)	$1	$5

(1)	See below for a definition of EBITDA, discussion of management’s use of EBITDA, and a reconciliation of EBITDA to net income (loss).

Solsys Projections

The following table presents a summary of the Solsys projections prepared by the management of Solsys for its calendar year ended December 31:

(in millions, unaudited) (1)

Solsys Medical, LLC	CY2019E	CY2020E	CY2021E
Revenue	$33	$42	$55
Gross profit	$23	$30	$40
Operating income (loss)	$(6)	$(2)	$5
Net income (loss)	$(9)	$(5)	$2
EBITDA (2)	$(6)	$(2)	$5

(1)

The primary differences between the Solsys preliminary projections and the Solsys projections were that the Solsys projections (a) included information regarding operating profit/(loss) and net income/(loss), (b) reflected lower EBITDA for Solsys than the Solsys preliminary projections in 2019 (a $2 million decrease in each year) and an increase in EBITDA for Solsys in 2021 (a $3 million increase).

(2)	See below for a definition of EBITDA, discussion of management’s use of EBITDA, and a reconciliation of EBITDA to net income (loss).

Non-GAAP Financial Measures

Earnings before interest expense, income taxes, depreciation and amortization (referred to as “EBITDA”) is a non-GAAP financial measure. Non-GAAP financial measures should not be considered in isolated form or as a substitute for financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Misonix and Solsys may not be comparable to similarly titled financial measures used by other companies.

Misonix and Solsys management believes that EBITDA provides meaningful additional information about the operating performance of each company’s business and facilitates a meaningful comparison of its results because these non-GAAP measures exclude certain items that may not be indicative of a company’s core operating results and business outlook.

Reconciliation of Misonix EBITDA

(in millions, unaudited)

Misonix	FY2019E	FY2020E	FY2021E
Net income (loss)	$(6)	$(1)	$3
Interest	—	—	—
Depreciation & Amort	1	2	2
Taxes	—	—	—

EBITDA	$(5)	$1	$5

Reconciliation of Solsys EBITDA

(in millions, unaudited)

Solsys	CY2019E	CY2020E	CY2021E
Net income (loss)	$(9)	$(5)	$2
Interest	3	3	3
Depreciation & Amort	—	—	—
Taxes	—	—	—

EBITDA	$(6)	$(2)	$5

Board Composition and Management of New Misonix after Completion of the Transactions

New Misonix will take all requisite action so that at the effective time of the Solsys Merger, the New Misonix board will consist of five members, three of whom will be designated by Misonix and two of whom will be designated by Solsys. Solsys has currently designated Michael Koby and Paul LaViolette to serve on the New Misonix board. Misonix has not yet determined which of its current directors will continue to serve on the New Misonix board.

Information about current directors and executive officers of New Misonix can be found in the sections titled “Management of New Misonix” and “Security Ownership of Certain Beneficial Owners and Management” beginning on pages [●] and [●], respectively, and in Misonix’s reports filed with the SEC. See the section titled “Where You Can Find More Information” beginning on page [●] of this joint proxy and consent solicitation statement/prospectus.

Regulatory Approvals Required for the Transactions

Subject to the terms and conditions of the merger agreement, Misonix and Solsys have agreed to use their respective commercially reasonable efforts to obtain from any governmental entities any consents, licenses, permits, waivers, approvals authorizations or orders that may be required in connection with, and to take, or cause to be taken, appropriate action, or do or cause to be done, those things necessary, proper or advisable under applicable or otherwise in order to consummate, the transactions. Misonix and Solsys have determined that no material filings, including any filings under the Hart-Scott-Rodino Antitrust Improvement Act, are required to be made with any governmental entities will be required in connection with the transactions. There can be no guarantee as to if and when any of the consents or approvals that may be required for the transactions will be obtained or as to the conditions that such consents and approvals may contain.

Accounting Treatment

The transactions will be accounted for using the acquisition method of accounting in accordance with FASB ASC Topic 805. For further information, see the section titled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information.”

No Appraisal Rights

Misonix shareholders are not entitled to appraisal rights under the New York Business Corporation Law.

Listing of New Misonix common stock

Misonix common stock is currently listed on the Nasdaq Global Market under the symbol “MSON.” In connection with the transactions, Misonix expects to cause the listing of the New Misonix common stock to be treated as a substitution listing event under applicable Nasdaq Listing Rules, such that New Misonix common stock will be listed on the Nasdaq Global Market under Misonix’s current symbol “MSON.” In addition, pursuant to the merger agreement, New Misonix and Misonix have agreed to use commercially reasonable efforts to cause the shares of New Misonix common stock issued in the transactions to be approved for listing on the Nasdaq Global Market, subject only to official notice of issuance. Each party’s obligation to complete the transactions is also conditioned upon, among other things, such shares of New Misonix common stock being approved for listing on the Nasdaq Global Market. For further information, see the section titled “The Agreement and Plan of Merger—Conditions to the Transactions” on page [●] of this joint proxy and consent solicitation statement/prospectus.

Financing Related to the Transactions

Solsys and SWK are parties to the SWK credit agreement, pursuant to which SWK provided financing to Solsys. Solsys paid interest on the loans made under the SWK credit agreement at a rate equal to LIBOR plus 10.25%. The SWK credit agreement matures on October 26, 2022. Pursuant to an amendment to the Solsys Credit Agreement signed on May 2, 2019, SWK (a) provided an additional $2.5 million term loan to Solsys and (b) agreed to provide an additional $2.5 million term loan to Solsys upon its request made during the six month period following the signing of the merger agreement. As of May 2, 2019, the outstanding principal amount of the loans under the Solsys Credit Agreement was $17.6 million.

On May 2, 2019, Misonix and Solsys entered into the SWK commitment letter pursuant to which SWK (a) consented to the transactions contemplated by the merger agreement and (b) agreed to provide financing to New Misonix and its subsidiaries after the consummation of the transactions contemplated by the merger agreement. Specifically, SWK agreed to amend and restate the SWK credit agreement to, among other things, (i) join New Misonix as a co-borrower thereunder, (ii) extend the maturity date of thereof, (iii) provide an additional $5 million of term loans thereunder, (iv) modify the interest rates and prepayment fees payable thereunder and (v) modify the financial covenants thereunder.

Upon consummation of the transactions contemplated by the merger agreement, New Misonix, Solsys and SWK will enter into an amended and restated credit agreement, the form of which is attached as an exhibit to the SWK commitment letter (the “amended SWK credit agreement”), under which SWK will continue the financing provided under the Solsys Credit Agreement to New Misonix and Solsys as co-borrowers (the “Borrowers”). The maturity date of the Amended Credit Agreement will be June 30, 2023. During the first year after the completion of the amended SWK credit agreement, SWK will provide an additional $5 million term loan to the Borrowers upon their request. The interest rate applicable to the loans made under the amended SWK credit agreement will vary between LIBOR plus 7.00% and LIBOR plus 10.25%, depending on New Misonix’s consolidated EBITDA or market capitalization. The Borrowers may not prepay the loans under the amended SWK credit agreement until after the first anniversary of the closing thereof. On and after the first anniversary of the completion of the amended SWK credit agreement, the Borrowers may prepay the loans subject to a prepayment fee of (a) $800,000 if such prepayment is made prior to the second anniversary of closing, (b) 1.00% of the amount prepaid if such prepayment is on or after the second anniversary of the closing date and prior to the third anniversary of the closing date and (c) $0 if such prepayment is made on or after the third anniversary of the closing date.

The amended SWK credit agreement will have financial covenants requiring (a) a minimum amount of unencumbered liquid assets that will vary based on New Misonix’s market capitalization, (b) minimum annual revenue of $50 million (determined on a quarterly basis for the prior four fiscal quarters) and (c) minimum EBITDA at levels that will be negotiated by the parties prior to the closing for the amended SWK credit agreement and that will vary based on New Misonix’s market capitalization.

The amended SWK credit agreement will have other covenants, events of default, representations and warranties and other provisions substantially similar to those in the SWK credit agreement, subject to such modifications thereto as the parties may in good faith mutually agree.

The obligations of the Borrowers under the amended SWK credit agreement will be guaranteed by their respective subsidiaries, including Misonix. The obligations of the Borrowers and the guarantors under the amended SWK credit agreement will be secured by a lien on substantially all of their assets.

The merger agreement requires Solsys to use commercially reasonable efforts to consummate the offering of newly issued units of Solsys in exchange for at least $4 million in new capital contributed to Solsys in the Solsys equity offering. The completion of the Solsys equity offering is a condition to the completion of the transactions. Pursuant to the merger agreement, Solsys intends to offer and sell, in a private placement to existing eligible holders of Solsys units, new Series E preferred units with an aggregate value of up to $4 million. Additionally, the Series E unitholders further agreed to purchase their respective pro rata portion of the units issued in the Solsys equity offering and to purchase any Series E preferred units that are not subscribed for by other Solsys unitholders up to a total of $2 million each. The proceeds from the Solsys equity offering will be used for working capital. The Series E preferred units to be issued in connection with the Solsys equity offering will be issued pursuant to an exemption from registration under the Securities Act. Such securities are not being registered pursuant to the registration statement of which this joint proxy and consent solicitation statement/prospectus forms a part and will not be so registered. This joint proxy and consent solicitation statement/prospectus does not constitute an offer to buy or subscribe for securities in the Solsys equity offering. The Solsys equity offering will be made through an offering to eligible Solsys unitholders, who will be provided with materials related to the Solsys equity offering describing the full terms of such offering. At the effective time of the Solsys Merger, the Series E preferred units issued in connection with the Solsys equity offering will be exchanged for shares of New Misonix common stock in the Solsys Merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS

The following is a summary of the material U.S. federal income tax consequences of the Misonix Merger to the Misonix shareholders and the Solsys Merger to the former Solsys members. This summary does not discuss the U.S. federal income tax consequences of any transactions other than the Misonix Merger and the Solsys Merger. This summary does not address the U.S. federal income tax consequences of the issuances of New Misonix common stock to holders of Solsys equity appreciation rights (including holders of Solsys equity appreciation rights who may also be holders of Solsys membership interests.

This discussion is based upon the Code, Treasury regulations, judicial authorities, published positions of the Internal Revenue Service, which we refer to as the “IRS,” and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). Any such change or interpretation could affect the continuing validity of this discussion. This discussion is limited to U.S. holders (as defined below) that hold their shares of Misonix common stock or Solsys membership interests (as applicable) as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all of the tax consequences that may be relevant to a particular type of person or entity, or to persons or entities that are subject to special treatment under U.S. federal income tax laws, such as:

•	persons or entities that are not U.S. holders;

•	financial institutions;

•	insurance companies;

•	any entity which is subject to special tax rules described in Section 7874 of the Code (i.e. applicable to certain entities engaged in specified “inversion” transactions;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	certain expatriates or persons whose functional currency is not the U.S. dollar;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that own more than 5% of the outstanding Misonix common stock;

•	persons that hold Misonix common stock or Solsys membership interests as part of a straddle, hedge, constructive sale or conversion transactions; and

•

U.S. holders that acquired their shares of Misonix common stock or Solsys membership interests through the exercise of an option issued in connection with the performance of services or otherwise as compensation and/or in connection with the performance of services.

In addition, this discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the mergers, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to Section 1411 of the Code.

With respect to any entity which is classified for U.S. federal tax purposes as a “partnership,” the U.S. federal tax treatment of the Misonix Merger or the Solsys Merger will generally depend upon the status of the equityholders of such entity, and/or the activities of such entity, and certain determinations made at the equity holder level. Thus, entities which are classified for U.S. federal tax purposes as a “partnership” and their equity owners should consult their tax advisors about the tax consequences of the mergers to them.

This discussion is a summary and does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the transactions described herein. No rulings will be sought by any of the parties to the merger agreement from the IRS with respect such transactions, and there can be no assurance that the IRS or a court will not take a position contrary to the tax consequences described herein. The discussion does not address any non-income tax considerations, nor any foreign, state or local tax consequences. We urge you to consult your own tax advisor with respect to the particular U.S. federal, state and local, or foreign tax consequences of these transactions to you given your particular facts and circumstances.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Misonix common stock or Solsys membership interests, as applicable, that for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident (as determined under special rules of the Code and Regulations) of the United States;

•

an entity which is treated for U.S. federal tax purposes as a “corporation,” and which has been created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	an estate that is subject to U.S. federal income tax on its income regardless of its source; or

•

a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

The following discussion assumes that the mergers will be consummated as described in the merger agreement and as described in this document. Misonix and Solsys each intends to take the position that the Mergers, taken together, qualify as a transaction described in Section 351 of the Code (and, in the case of Misonix, that the Misonix Merger, considered alone, qualifies as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, or in the case of the Series E unitholders, that the Solsys Merger, taken together with the liquidation of the Series E unitholders qualifies as a reorganization within the meaning of Section 368(a)(1)(C) of the Code with respect to the Series E unitholders) (collectively, the “Intended Tax Treatment”).

In connection with the effectiveness of this registration statement, (a) Misonix’s counsel, Jones Day, delivered an opinion to Misonix (which opinion is filed as Exhibit 8.1 to this registration statement) to the effect that (i) the Mergers, taken together, will qualify as a transaction described in Section 351 of the Code and (ii) the Misonix Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (b) Solsys’ counsel, Greenberg Traurig, P.A., delivered an opinion to Solsys (which opinion is filed as Exhibit 8.2 to this registration statement) to the effect that (i) the mergers, taken together, will qualify as a transaction described in Section 351 of the Code and (ii) with respect to the Series E unitholders, the Solsys Merger taken together with the liquidation of the Series E unitholders will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, with the material U.S. federal income tax consequences of the mergers to the Solsys members described below in the section entitled “U.S. Federal Income Tax Consequences to U.S. Holders of Solsys Membership Interests.” Such opinions are conditioned on the accuracy, as of the date of the opinion and the effective date of this registration statement, of representations contained in letters and certificates received from Misonix, Solsys and New Misonix, and are based on certain factual assumptions, as well as certain covenants and undertakings of Misonix, Solsys and New Misonix. If any of the representations or covenants upon which such opinions are based is inaccurate, the U.S. federal income tax consequences of the Mergers could differ from those described herein.

U.S. Federal Income Tax Consequences to U.S. Holders of Misonix Shares

Assuming that the receipt of shares of New Misonix common stock in exchange for shares of Misonix common stock pursuant to the Misonix Merger, taken together with the receipt of shares of New Misonix common stock in exchange for Solsys membership interests pursuant to the Solsys Merger, qualifies as an “exchange” described in Section 351 of the Code and/or, taken alone, qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of shares of Misonix common stock receiving shares of New Misonix common stock pursuant to the Misonix Merger will not recognize gain or loss with respect to such receipt of such shares for U.S. federal tax purposes. The aggregate adjusted tax basis of the shares of New Misonix common stock the U.S. holder of shares of Misonix common stock receives will be equal to the aggregate adjusted tax basis of the shares of Misonix common stock the U.S. holder surrendered pursuant to the Misonix Merger, and the holding period of the shares of New Misonix common stock will include the U.S. holder’s holding period of the shares of Misonix common stock surrendered therefor.

U.S. Federal Income Tax Consequences to U.S. Holders of Solsys Membership Interests

Assuming that the receipt of New Misonix common stock in exchange for Solsys membership interests pursuant to the Solsys Merger, taken together with the receipt of shares of New Misonix common stock in exchange for shares of Misonix common stock pursuant to the Misonix Merger, qualifies as an “exchange” described in Section 351 of the Code (or, with respect to the Series E unitholders, the receipt of New Misonix common stock in exchange for Solsys membership interests pursuant to the Solsys Merger taken together with the liquidation of the Series E unitholders, qualifies as a “reorganization” within the meaning of Section 368(a) of the Code) a U.S. holder of Solsys membership interests (or a U.S. holder of Series E unitholders shares) receiving New Misonix common stock pursuant to the Solsys Merger (and the liquidation of the Series E unitholders) will not recognize gain or loss with respect to such receipt of New Misonix common stock for U.S. federal tax purposes (except with respect to any cash received in lieu of any fractional interest in New Misonix common stock, as described below). The aggregate adjusted tax basis of the New Misonix common stock a U.S. holder of Solsys membership interests (other than Series E unitholders) receives will generally be equal to the aggregate adjusted tax basis of the Solsys membership interests the U.S. holder surrendered pursuant to the Solsys Merger (increased by the amount of gain recognized in the exchange by such U.S. holder and reduced by the amount of cash received in lieu of any fractional interest in New Misonix common stock and by such U.S. holder’s allocable share of any liabilities of Solsys which are deemed to be assumed in connection with the Solsys Merger), and the holding period of the New Misonix common stock will generally include the U.S. holder’s holding period of the Solsys membership interests surrendered therefor. The aggregate adjusted tax basis of the New Misonix common stock a U.S. holder of Series E unitholders shares receives will generally be equal to the aggregate adjusted tax basis of the Series E unitholders shares the U.S. holder surrendered pursuant to the liquidation of the Series E unitholders (reduced by the amount of tax basis allocable to any fractional interest in New Misonix common stock that is cashed out), and the holding period of the New Misonix common stock will generally include the U.S. holder’s holding period of the Series E unitholders shares surrendered therefor.

Notwithstanding the foregoing, however, there are potential exceptions under the U.S. federal tax law which may alter the tax consequences summarized above with respect to certain Solsys members. For example, under Section 357(c) of the Code, if a corporation assumes (or, is treated for U.S. federal tax purposes as having assumed) liabilities of the transferor (or accepts property subject to liabilities) in a transaction described in Section 351 of the Code, the transferor generally must recognize taxable gain in the amount by which the liabilities exceed the transferor’s basis in the property contributed to the corporation. For this purpose, Solsys liabilities will be treated as liabilities of Solsys (and/or of the Solsys members, as to their respective shares thereof) which are being assumed by New Misonix in the Solsys Merger. Accordingly, a Solsys member may recognize taxable gain upon the exchange of Solsys membership interests in the Solsys Merger if and to the extent that (i) the aggregate amount of partnership liabilities attributable to the membership interests exchanged by the Solsys member exceeds (ii) the Solsys member’s aggregate tax basis in the Solsys membership interests exchanged by such Solsys member. In the event that a Solsys member recognizes gain under Section 357(c) of the Code, the gain will increase its basis in its shares of New Misonix common stock received in the Solsys Merger.

A U.S. holder of Solsys membership interests that receives cash in lieu of a fractional share of New Misonix common stock will generally be required to recognize taxable gain or income (but not loss) in an amount equal to the lesser of (1) the amount by which the fair market value of New Misonix common stock plus such cash received in exchange for Solsys membership interests in the Solsys Merger exceeds the tax basis of such Solsys membership interests, and (2) the amount of such cash received by such holder. U.S. holders of Solsys membership interests should consult with their own tax advisors regarding the timing (and character) of such taxable gain or income, as the same will depend upon the facts and circumstances pertaining to each such holder.

A U.S. holder of Solsys membership interests that receives cash instead of a fractional share of New Misonix common stock will generally be treated as having received the fractional share pursuant to the Misonix Merger and then as having sold that fractional share of New Misonix common stock back to New Misonix for cash. As a result, a holder of Solsys membership interests who receives cash in lieu of a fractional share in this manner will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in its fractional share interest as set forth above. Except as described above, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of such deemed sale of fractional shares back to New Misonix, the holding period for such shares of New Misonix common stock is greater than one year. Notwithstanding the foregoing, however, there are certain rules under Section 302 of the Code which may, depending on the particular circumstances of each holder of Solsys membership interests, require such holder to treat any cash received in lieu of fractional shares of New Misonix common stock as a “distribution” from New Misonix (rather than a repurchase of fractional shares of New Misonix common stock, as referenced above), thereby resulting in potentially different U.S. federal tax consequences to such holder with respect to such cash. Because this depends on the particular facts and circumstances applicable with respect to each holder of Solsys membership interests, each such holder should consult with its own tax advisors regarding the U.S. tax consequences arising for such holder in connection with the receipt of cash in lieu of fractional shares of New Misonix common stock.

Reporting Requirements.

U.S. holders of Misonix common stock or Solsys membership interests that receive shares of New Misonix common stock and, upon completion of the transactions, own shares of New Misonix common stock representing at least 5.0% of the total combined voting power or value of the total outstanding shares of New Misonix common stock, are required to attach to their tax returns for the year in which the mergers are consummated, and maintain a permanent record of, a statement containing the information listed in Treasury regulations section 1.351-3. The facts to be disclosed by a U.S. holder include the aggregate fair market value of, and the U.S. holder’s basis in, the shares of Misonix common stock or the Solsys membership interests, as applicable, exchanged pursuant to the mergers.

The preceding discussion is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the mergers, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

THE AGREEMENT AND PLAN OF MERGER

The following summary describes certain material provisions of the merger agreement, the support agreements, the lock-up agreement and the employment agreements entered into in connection with the transactions, and is qualified in its entirety by reference to those agreements. A copy of the merger agreement is attached to this joint proxy and consent solicitation statement/prospectus as Annex A and is incorporated by reference into this joint proxy and consent solicitation statement/prospectus. The support agreements and the form of the lock-up agreement are each filed as an exhibit to the registration statement to which this joint proxy and consent solicitation statement/prospectus relates and are incorporated by reference into this joint proxy and consent solicitation statement/prospectus. This summary may not contain all of the information about the agreements that may be important to you. We encourage you to carefully read each of the agreements in its entirety for a more complete understanding of the transactions.

Description of the Merger Agreement

This section of the joint proxy and consent solicitation statement/prospectus describes certain material terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated by reference and attached as Annex A to this joint proxy and consent solicitation statement/prospectus. We urge you to read the entire merger agreement.

The merger agreement and the discussion under the heading “Description of the Merger Agreement” have been included to provide you with information regarding the terms of the merger agreement. They are not intended to provide any other factual information about Misonix, Solsys or New Misonix, Merger Sub One or Merger Sub Two, which we refer to as the “merger subsidiaries.” That information can be found elsewhere in this joint proxy and consent solicitation statement/prospectus and in the other public filings made by Misonix with the SEC, which are available without charge at www.sec.gov, and in Misonix’s most recent Quarterly Reports on Form 10-Q, Annual Report on Form 10-K and Proxy Statement for its Annual Meeting of Shareholders. See “Where You Can Find More Information” beginning on page [●].

On May 2, 2019, Misonix entered into the merger agreement with Solsys, New Misonix, the merger subsidiaries, and Greg Madden, in his capacity as representative of the Solsys unitholders. The merger agreement provides, among other things, for two mergers:

•

the Misonix Merger, which is a merger of Merger Sub One with and into Misonix, with Misonix surviving the merger as a wholly owned subsidiary of New Misonix and will result in the issuance to Misonix shareholders of shares of New Misonix common stock as described below in “Consideration in the Misonix Merger;” and

•

the Solsys Merger, which is a merger of Merger Sub Two with and into Solsys, with Solsys surviving the merger as a wholly owned subsidiary of New Misonix and will result in the issuance to Solsys unitholders of shares of New Misonix common stock as described below in “Consideration in the Solsys Merger.”

We sometimes refer to Misonix following the completion of the Misonix Merger as the “Surviving Misonix,” and to Solsys following the completion of the Solsys Merger as the “Surviving Solsys.”

Closing and Effective Times of the Transactions

The completion of the transactions will take place at 9:00 a.m. Eastern Standard Time, on the third business day after the satisfaction or waiver of the conditions set forth in the merger agreement (other than those conditions that are to be satisfied or waived at the closing, but subject to such satisfaction or waiver), unless another time or date is agreed to by Misonix and Solsys.

Certificate of Incorporation and Bylaws of New Misonix

The New Misonix Charter Amendments Proposal contemplates certain changes to New Misonix’s Certificate of Incorporation. If the proposal is approved, New Misonix’s Certificate of Incorporation will contemplate the following:

1.

dividing the New Misonix board into three classes with staggered three-year terms and, in connection therewith, providing that directors of New Misonix can only be removed by shareholders of New Misonix for cause upon the vote of holders of two-thirds of outstanding shares;

2.	providing that shareholder actions must be taken at a meeting and not by written consent;

3.

authorizing an amendment of the New Misonix Bylaws by holders of a majority of the outstanding shares, provided that a vote of holders of two-thirds of the outstanding shares would be required to amend the New Misonix Bylaws if the amendment was not approved by a majority of the New Misonix board;

4.	prohibiting shareholders from calling special meetings; and

5.	mandating that the Court of Chancery of the State of Delaware shall be the exclusive forum for various actions that may be brought against New Misonix, its officers, or directors.

Two versions of the New Misonix Certificate of Incorporation, one in the event the New Misonix Charter Amendments Proposal is adopted and the other in the event the New Misonix Charter Amendments Proposal is not adopted, are attached as Annex B to this joint proxy and consent solicitation statement/prospectus. The Bylaws of New Misonix, as filed, are incorporated by reference herein. Descriptions of certain key provisions of the Certificate of Incorporation and Bylaws as so amended, which will be the Certificate of Incorporation and Bylaws of the combined company after the closing, are included under “Description of New Misonix’s Capital Stock” beginning on page [●], and “Comparison of Shareholders Rights” beginning on page [●].

Directors and Officers of New Misonix

Pursuant to the merger agreement, (i) New Misonix will take all requisite action so that (i) the members of the Misonix board serving immediately prior to the effective time of the Misonix Merger become, at the effective time of the Misonix Merger the members of the New Misonix board and (ii) at the effective time of the Solsys Merger, New Misonix’s board will consist of five members, three of whom will be designated by Misonix and two of whom will be designated by Solsys. Solsys has currently designated Michael Koby and Paul LaViolette to serve on the New Misonix board. Misonix has not yet designated the individuals currently serving on the Misonix board that will serve on the board.

Pursuant to the terms of employment agreements entered into concurrently with the merger agreement, upon the completion of the transactions, Mr. Allan Staley, the current Chief Executive Officer of Solsys, will serve as the President of New Misonix, Mr. Linwood Staub, the current President and Chief Operating Officer of Solsys, will serve as the Senior Vice President of New Misonix and Dr. Arti Masturzo, the current Chief Medical Officer of Solsys, will serve as the Chief Medical Officer of New Misonix.

For a further description of the governance of the combined company following the completion of the transactions, see “Description of New Misonix’s Capital Stock” beginning on page [●] and “Comparison of Shareholder Rights” beginning on page [●].

Corporate Name and Headquarters

New Misonix will take all requisite action so that, immediately after the Solsys Merger, the corporate name of New Misonix will be “Misonix, Inc.” and the headquarters and principal executive offices of New Misonix will be located in Farmingdale, New York.

Consideration in the Misonix Merger

In the Misonix Merger, each outstanding share of Misonix common stock (except for shares of Misonix common stock owned, directly or indirectly, by Misonix, Solsys or any of their respective subsidiaries, which will be automatically cancelled for no consideration) will automatically be converted into one share of New Misonix common stock. Each share of Merger Sub One common stock will be automatically converted into one share of the Surviving Misonix.

The shares of New Misonix common stock to be issued in the Misonix Merger will represent approximately 64% of the fully diluted shares of outstanding common stock of New Misonix after giving effect to the transactions. Misonix shareholders are not entitled to appraisal rights under New York law in connection with the Misonix Merger.

Consideration in the Solsys Merger

At the effective time of the Solsys Merger, the units of Solsys (except for units of Solsys owned, directly or indirectly, by Solsys, Misonix or any of their respective subsidiaries, which will automatically be cancelled for no consideration) will automatically be converted into the right to receive an aggregate of 5,703,082 new shares of New Misonix common stock, with the allocation of such shares to holders of Solsys units being made in accordance with the Solsys operating agreement. We refer to shares of New Misonix common stock to be issued in the Solsys Merger as the “Solsys Merger Consideration.” At the effective time of the Solsys Merger, New Misonix will automatically be admitted as the sole member of Solsys holding all of the outstanding limited liability company interests in Solsys.

The shares of New Misonix common stock to be issued as Solsys Merger Consideration will represent approximately 36% of the fully diluted shares of outstanding common stock of New Misonix after giving effect to the transactions. Solsys unitholders are not entitled to appraisal rights under Delaware law in connection with the Solsys Merger. In connection with the Solsys Merger, shares of New Misonix common stock issuable as part of the Solsys Merger Consideration equal to an aggregate of approximately 12.5% of the Solsys Merger Consideration will be deposited into escrow and held for 15 months pursuant to the terms of the merger agreement as security for potential indemnification claims following the completion of the transactions.

Treatment of Misonix Stock Options and Other Stock-Based Awards

At the effective time of the Misonix Merger, each option to purchase Misonix common stock outstanding immediately prior to such time will be assumed by New Misonix and become an option to purchase the same number of shares of New Misonix common stock equal to the number of shares of Misonix common stock subject to such option, on the same terms and conditions as applied to such option immediately prior the effective time of the Misonix Merger (including strike price, applicable vesting, exercise and expiration provisions), and will cease to represent an option or right to acquire shares of Misonix common stock.

At the effective time of the Misonix Merger, each restricted share of Misonix common stock and rights of any kind to receive shares of Misonix common stock or benefits measured, in whole or in part, by the value of shares of Misonix common stock, other than options to purchase Misonix common stock, outstanding immediately prior to such time will be assumed by New Misonix and become an award on the same terms and conditions (including applicable vesting requirements and deferral provisions) applicable to such restricted stock or other award immediately prior to the effective time of the Misonix Merger with respect to the number of shares of New Misonix common stock that is equal to the number of shares of Misonix common stock subject to such award. Shares of Misonix common stock issued in connection with the settlement of any such Misonix stock-based award which vest on or prior to the effective time of the Misonix Merger (including vested restricted shares of Misonix common stock) will be treated in the same manner as shares of Misonix common stock.

Certain Representations and Warranties

The representations and warranties in the merger agreement were made as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract among Misonix, Solsys, New Misonix and the merger subsidiaries and may be subject to important qualifications and limitations agreed to by Misonix and Solsys in connection with negotiating the terms of the merger agreement. Additionally, subject to certain exceptions, the representations and warranties made by Misonix in the merger agreement are qualified by the publicly available information disclosed by Misonix with the SEC from January 1, 2016 to April 30, 2019, including exhibits and other information incorporated by reference therein, but excluding any risk factor disclosures, disclosure of risks in any “forward-looking statements” disclaimer and any other statements or disclosures that are similarly predictive, cautionary or forward-looking in nature. Moreover, certain representations and warranties made by Misonix and Solsys in the merger agreement may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality (including, in many cases, “material adverse effect”) different from those generally applicable to shareholders and in some cases may be qualified by disclosures made by one party to the other in disclosure schedules delivered by such party to the other, which are not necessarily reflected in the merger agreement or were used for the purpose of allocating risk between Misonix and Solsys rather than establishing matters as facts. Finally, information concerning the subject matter of the representations and warranties in the merger agreement may have changed since the date of the merger agreement, which may or may not be fully reflected in Misonix’s public disclosures. Misonix will provide additional disclosure in its public reports to the extent that it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement, and will update such disclosure as required by federal securities laws. The representations and warranties in the merger agreement survive the completion of the transactions and expire on 15-month anniversary of the closing. For the foregoing reasons, you should not rely on the representations and warranties in the merger agreement as statements of factual information. Some of the more significant representations and warranties that Misonix and Solsys each made to the other relate to:

•	valid existence, good standing and corporate or limited liability company authority to conduct business, including, if applicable, with respect to its subsidiaries;

•	capital stock, limited liability company interests, stock options and other equity interests;

•	corporate or limited liability company authority to enter into the merger agreement and other agreements contemplated by the transactions, and to consummate such transactions;

•	approval of the merger agreement and the transactions by its board of directors or board of managers (as applicable);

•

absence of conflict with or breach of organizational documents, certain agreements and applicable law resulting from the execution and delivery of the merger agreement and the consummation of the transactions;

•	required governmental approvals;

•	financial statements;

•	broker’s fees;

•	absence of certain changes or events;

•	litigation;

•	taxes;

•	compliance with applicable laws;

•	absence of certain undisclosed liabilities; and

•	information supplied for inclusion in filings and notices.

In addition to the mutual representations and warranties of the parties noted above, Solsys has made representations to Misonix relating to:

•	possession of necessary permits and licenses;

•	employee benefits and labor matters;

•	existence and validity of, and compliance with, material contracts;

•	compliance with environmental laws and other environmental matters;

•	intellectual property;

•	compliance with healthcare laws and other healthcare matters;

•	insurance;

•	interests in real property and tangible personal properties and assets;

•	inventory;

•	accounts receivable;

•	material customers and suppliers;

•	limited liability company books and records;

•	transactions with related parties;

•	bank accounts and powers of attorney;

•	the unitholder votes required to approve the merger agreement and the transactions contemplated by the merger agreement; and

•	compliance with anti-bribery laws, including the Foreign Corrupt Practices Act.

In addition to the mutual representations and warranties of the parties noted above, Misonix has made representations to Solsys relating to:

•	SEC filings;

•	internal controls and procedures;

•	ownership of Misonix’s equity securities; and

•	ownership of New Misonix and the merger subsidiaries.

For purposes of the merger agreement, a “material adverse effect” with respect to a party and its subsidiaries, if applicable, is defined to mean any fact, change, event, development, condition, occurrence, circumstance, state of facts or effect that (i) is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, financial condition, assets, liabilities or results or operations of such party and its subsidiaries, if applicable, taken as a whole or (ii) would, individually or in the aggregate, prevent, materially impair or materially delay beyond November 2, 2019 the ability of such party to consummate the transactions. However, for purposes of determining whether there has been or there is reasonably likely to be a material adverse effect with respect to a party and its subsidiaries, if applicable, none of the following events or changes are taken into account:

•	any change generally affecting the global economy, financial markets or political, economic or regulatory conditions in any geographic area in which such party conducts business;

•	changes in financial, credit or capital market conditions, including interest rates or exchange rates;

•	any change generally affecting the industries in which the party and its subsidiaries, if applicable, operate;

•

any change primarily caused by the execution, announcement or pendency of the transactions, including any litigation or any loss or threatened loss of, or disruption or threatened disruption in the relationship of the party and its subsidiaries, if applicable, with respect to their respective customers, employees, labor unions, financing sources, suppliers, strategic partners or similar relationships, in each case, primarily resulting from the execution, announcement or pendency of the transactions;

•	any change primarily caused by such party’s compliance with the express terms of the merger agreement or actions taken at the other party’s express request pursuant to the merger agreement;

•

acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or any material worsening of such conditions threatened or existing as of the date of the merger agreement;

•	any hurricane, earthquake, flood or other natural disasters or acts of God;

•	changes in laws after the date of the merger agreement;

•	changes in generally accepted accounting principles after the date of the merger agreement; or

•

any failure by such party to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of the merger agreement (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account when determining whether there has been, a material adverse effect to the extent that such facts and circumstances are not otherwise described in a bullet point above).

For purposes of determining whether there has been or will be a material adverse effect, the exceptions in bullet points one through three and six through ten will be taken into account if such change, effect, event, occurrence or development has had or would reasonably be expected to have a material and disproportionate effect on such party and its subsidiaries, if applicable, compared to other companies in the industry in which such party and its subsidiaries, if applicable, operate.

Conduct of Misonix’s and Solsys’ Businesses Pending the Transactions

Prior to the completion of the transactions, except as expressly permitted by the merger agreement, required by law or consented to in writing by Misonix (such consent not to be unreasonably withheld or delayed), Solsys has agreed that it will conduct its business in all material respects in the ordinary course of business consistent with past practice and use its commercially reasonable efforts to preserve intact its current business organization, maintain and preserve its assets properties and business relationships (including employees and material customers and suppliers), preserve and maintain all of its material authorizations, permits, licenses and clearances of any governmental entity necessary for the operation of its business as currently conducted, pay its debts, taxes and other obligations when due, maintain its books and records in accordance with past practice and comply in all material respects with all applicable laws.

Unless otherwise permitted under the merger agreement, required by applicable law or consented to in writing by Misonix, Solsys has generally agreed that it will not:

•	amend its operating agreement (other than an amendment to its operating agreement that was approved by Misonix in connection with the Solsys equity offering);

•

issue, deliver, sell, pledge, dispose of, grant, transfer or subject to any lien, or authorize the issuance, sale, pledge, disposition, grant, transfer or lien on, any of its limited liability company interests or other equity interests, or any other ownership or voting interest in Solsys (including, without limitation, any such interest represented by contract right);

•

sell, pledge, dispose of, transfer, lease, license, sublicense, release claims, grant covenants not to sue or asset or immunities from suit with respect to, assign or subject to any lien any property or assets of

Solsys except as required by (i) any material contract in effect as of May 2, 2019 and (ii) the sale of inventory in the ordinary course of business;

•

declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof or otherwise) with respect to any of its limited liability company interests or other equity interests, or otherwise make any payments to holders of equity interests in Solsys in their capacity as such;

•

reclassify, adjust, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its limited liability company interests or other equity interests;

•

adopt or enter into a plan of complete or partial liquidation or adopt resolutions providing for a complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization or file a petition in bankruptcy, or consent to the filing of any bankruptcy petition under any applicable law;

•

acquire by merging or consolidating with, or by purchasing the assets of, or by any other manner, any business or person or division thereof, other than purchases of supplies and inventory in the ordinary course of business consistent with past practice;

•	form any subsidiary;

•

except for amending the SWK credit agreement, amend, modify, incur, assume or guarantee any indebtedness or issue or sell any debt securities (or rights to acquire debt securities) or assume, guarantee or endorse, or otherwise become responsible for the obligations of any person or entity for indebtedness;

•	make or authorize any capital expenditure or commitments in respect thereof, other than capital expenditures set forth in the 2019 budget;

•

except to the extent required by the existing terms of its benefit plans, the merger agreement, applicable law and certain other exceptions, (i) increase the compensation or benefits payable or to become payable to any of its employees, consultants, independent contractors or directors, (ii) amend any of its benefit plans or establish, adopt, or enter into any arrangement that would constitute a benefit plan, (iii) hire any employee holding the title of regional sales manager, or a more senior title, other than to fill in the ordinary course of business a currently filled position that becomes vacant, so long as such replacement employee’s aggregate annual compensation and benefits are not in excess of the compensation and benefits payable to other Solsys employees with like or similar titles and experience, or (iv) terminate any employee holding the title of regional sales manager, or a more senior title, other than for cause;;

•	make any change in accounting policies, practices, principles or methods, other than as required by generally accepted accounting principles or by applicable law;

•

(i) make or change any material tax election, (ii) adopt or change any material tax accounting method, (iii) enter into any closing agreement with a governmental entity with respect to taxes, (iv) settle or compromise any claim or assessment in respect of material taxes or (v) enter into any material tax sharing or similar agreement;

•	enter into any contract or transactions with any of its officers, managers or equityholders or in which any of its officers, managers, or equityholders has an interest;

•	enter into, transfer, terminate, modify, amend, waive any rights under, or discharge any other party of any obligation under, any of its material contracts, subject to certain exceptions;

•

(i) abandon, disclaim, dedicate to the public, sell, assign (in whole or in part), transfer, license, covenant not to sue or grant any security interest in, to or under any intellectual property rights, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and taxes, to maintain and protect its interest in its intellectual property rights, (ii) disclose any confidential intellectual property rights to any person, other than Solsys employees and independent contractors that are subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof or (iii) fail to notify Misonix promptly of any infringement of any infringement, misappropriation or violation of or conflict with any of Solsys’ intellectual property rights which Solsys becomes aware, or fail to consult with Misonix and take such actions as Misonix may reasonably request to protect such intellectual property rights;

•

enter into any settlement, compromise or release contemplating or involving any admission of wrong doing or misconduct or providing for any relief or settlement other than the payment of money not in excess of $25,000 individually or $75,000 in the aggregate;

•	make or enter into any leakage transactions or leakage payments (see the section title “Leakage” on page [●] for additional information);

•

commence a legal proceeding other than (i) for the routine collection of accounts receivable or (ii) in such cases where Solsys determines in good faith that failure to commence a legal proceeding would result in the material impairment of a valuable aspect of its business (provided that it consults with Misonix at least 10 days prior to filing any legal proceeding);

•

employ (or, to the knowledge of Solsys, use any contractor or consultant that employs) any person (i) debarred by the FDA, or excluded from participation in government programs (or subject to any similar sanction of any other applicable governmental entity) or (ii) who is the subject of an FDA debarment investigation or legal proceeding (or similar legal proceeding of any other applicable governmental entity);

•	reduce the scope or coverage under any of its insurance policies in effect as of March 31, 2019;

•

call or hold any meetings of its equityholders or solicit any written consents of its equityholders other than the meeting or written consent soliciting the required approval of the Solsys unitholders pursuant to this joint proxy and consent solicitation statement/prospectus; or

•	authorize or enter into any contract or otherwise make any commitment, in each case, to take any such actions listed above.

Unless otherwise permitted under the merger agreement, required by applicable law or to the extent Solsys otherwise consents in writing, Misonix and New Misonix have generally agreed to not:

•

amend the organizational and governing documents of Misonix, New Misonix or the merger subsidiaries in any manner that would reasonably be expected to materially delay, impede or prevent the transactions or amend the terms of the shares of Misonix common stock or New Misonix common stock in any manner that would reasonably be expected to be adverse in any material respect to Solsys’ equity holders;

•	declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof or otherwise) with respect to any of its capital stock;

•

reclassify, combine, split, subdivide or amend the terms of, directly or indirectly, any of its capital stock or other equity interests, or authorize or propose the issuance of any other securities in lieu of or in substitution for shares of its capital stock or other equity interests;

•

issue, deliver, sell, pledge, dispose of, grant, transfer or subject to any lien, or authorize the issuance, sale, pledge, disposition, grant, transfer or lien on, any equity interests in Misonix or New Misonix, or any other ownership or voting interest in Misonix or New Misonix (including, without limitation, any such interest represented by contract right), subject to certain exceptions;

•

(i) make or change any material tax election, (ii) adopt or change any material tax accounting method, (iii) enter into any closing agreement with a governmental entity with respect to taxes, (iv) settle or compromise any clam or assessment in respect of material taxes or (v) enter into a material tax sharing or similar agreement; or

•	agree to take any of the actions listed above.

Restrictions on Solsys’ Solicitation of Acquisition Proposals

On May 2, 2019, Solsys was required to, and was required to cause its affiliates, representatives and equityholders to, immediately cease all then existing discussions with any other person (other than Misonix and its affiliates) relating to any Acquisition transaction. Pursuant to the merger agreement, Solsys was also required to promptly request that each person (other than Misonix and its affiliates) that has executed, after May 2, 2018, a confidentiality, standstill, or similar agreement in connection with its consideration of an Acquisition transaction return all confidential information pertaining to Solsys furnished by Solsys. In addition, Solsys has agreed that it will not, and will not authorize or permit any of its representatives or affiliates to, directly or indirectly:

•

solicit, initiate or take any action to facilitate or encourage or induce the making of, submission, or announcement of, any inquiries or any proposal or offer from any person related to an Acquisition transaction or take any action that could reasonably be expected to lead to any such inquiries or the making of any such proposal or offer from any person;

•

furnish any information regarding Solsys to any person in connection with or in response to an Acquisition transaction or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition transaction, except for informing any such person of the existence of the non-solicitation provision of the merger agreement;

•	engage in any discussion or negotiations with any person with respect to any Acquisition transaction;

•	approve, endorse or recommend any Acquisition transaction;

•	make or authorize any statement, recommendation or solicitation in support of any Acquisition transaction;

•

enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which requires Solsys to abandon, terminate or fail to consummate the transactions contemplated by the merger agreement or which is intended to or is reasonably likely to lead to, any inquiry or proposal for an Acquisition transaction; or

•	enter into any letter of intent or similar document or any other contract having the primary purpose of effectuating, or which would effect, any Acquisition transaction.

Solsys must promptly (and in any event within two business days) advise Misonix of any inquiry or proposal or offer received by Solsys or any of its representatives related to an Acquisition transaction or any request for nonpublic information relating to Solsys, including the identity of the person making or submitting such inquiry, proposal, offer or request and the terms thereof, and Solsys must promptly notify Misonix of any material modification to any such inquiry, proposal, offer or request.

An “Acquisition transaction” means any transactions or series of transactions (other than the transactions contemplated by the merger agreement) involving:

•

any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transactions in which (i) Solsys is a constituent corporation or is otherwise involved, (ii) a person or “group” (as defined in the Exchange Act) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 5% of the outstanding securities of any class of securities of any class of voting securities of Solsys, or (iii) Solsys issues securities representing more than 5% of the outstanding securities of any class of securities of Solsys;

•

any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or of assets or rights that constitute or account for 5% or more of the net revenue, net income or assets of Solsys; or

•	any liquidation or dissolution of Solsys.

Director and Officer Indemnification and Insurance

For six years following the Solsys Merger, New Misonix will, and will cause the Surviving Solsys to, indemnify and hold harmless all past and present directors, officers and managers of Solsys (including, without limitation, to the same extent such persons are required to be indemnified as of May 2, 2019 pursuant to applicable law, Solsys’ operating agreement, and indemnification agreements between Solsys and such persons) against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with, or arising out of, acts or omissions in their capacity as directors, officers or managers of Solsys occurring or alleged to have occurred at or prior to the effective time of the Solsys Merger, whether asserted or claimed prior to, at or after the effective time of the Solsys Merger, and advance to such persons their expenses incurred in defending, serving as a witness with respect to, or otherwise participating in any such claim, subject to an undertaking by or on behalf of such person to repay such expenses if it is ultimately determined under applicable law that such person is not entitled to be indemnified.

Employee Benefits

After the completion of the transactions until December 31, 2019, New Misonix will provide continuing employees of New Misonix and its subsidiaries (including the Surviving Solsys) with an annual base salary or hourly wage rate, as applicable, target cash bonus opportunities (excluding any equity based compensation) and other employee benefits, all on terms substantially similar as provided by Solsys to such continuing employees immediately prior to the effective time of the Solsys Merger. For purposes of eligibility, vesting and benefit accruals, continuing employees of New Misonix and its subsidiaries (including the Surviving Solsys) enrolled in any benefit plan implemented by New Misonix or its subsidiaries (including the Surviving Solsys) will be credited service to the same extent service was credited under the analogous Solsys benefit plan (except such service credit will not apply with respect to benefit accruals for defined benefit plans or plans which provide post-retirement health or welfare benefits).

To the extent applicable, New Misonix and its subsidiaries (including the Surviving Solsys) will use commercially reasonable efforts to waive any preexisting condition limitations and waiting periods with respect to participation and coverage requirements applicable to any such continuing employees under any welfare benefit plans that such employees may be eligible to participate in following the completion of the transactions (other than limitations or waiting periods that are already in effect with respect to such employee and have not been satisfied as of the closing), and provide each continuing employee with credit for any co-payments and deductibles paid prior to the completion of the transactions in satisfying any deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in following the completion of the transactions.

Representative of the Solsys Unitholders

If the requisite Solsys unitholders approve the merger agreement, then, pursuant to the terms thereof, the Solsys unitholders will have irrevocably appointed Greg Madden as their proxy and representative to do all things and execute any documents for, on behalf of, and in the name of, the Solsys unitholders that may be necessary or appropriate to facilitate the consummation of the transactions, including:

•	executing documents and certificates pursuant to the merger agreements;

•	receiving payments and disbursing them as contemplated by the merger agreement;

•	receiving and forwarding notices and communications pursuant to the merger agreement;

•

giving or agreeing to, on behalf of any and all Solsys unitholders, any and all consents, waivers, amendments or modifications deemed, in his sole and absolute discretion, to be necessary or appropriate under the merger agreement;

•	amending the merger agreement or any instrument to be delivered to any party pursuant to the merger agreement;

•

(i) disputing or refraining from disputing, on behalf of each Solsys unitholder relative to the merger consideration to be received by such Solsys unitholder, any claims made by Misonix or New Misonix under the merger agreement, including claims for indemnification; (ii) negotiating and compromising, on behalf of each Solsys unitholder, any dispute that may arise under, and exercising or refraining from exercising any remedies available under the merger agreement; and (iii) executing, on behalf of each Solsys unitholder, any settlement agreement, release or other document with respect to such dispute or remedy;

•

voting the Surge unitholders’ shares of New Misonix common stock held in escrow, provided that he will vote such shares in the same proportion as the votes cast by all other shares voting on each particular matter at such meeting of New Misonix’s stockholders; and

•	engaging attorneys, accountants, agents or consultants on behalf of the Solsys unitholders in connection with the merger agreement and paying any fees related thereto.

Any such actions taken by Greg Madden, as the representative, will be irrevocably binding on the Solsys unitholders. As the representative, in the event that he determines that he requires further authorization or advice from the Solsys unitholders, he is entitled to seek such further authorization or advice from the Solsys unitholders prior to acting on their behalf. In such an event, the Solsys unitholders will each vote in accordance with the pro rata portion of the merger consideration payable or paid to such Solsys unitholder and the authorization of the Solsys unitholders entitled to receive at least a majority of the merger consideration will be binding on all of the Solsys unitholders. Except in the event of his willful misconduct, Greg Madden, as the representative, will not be liable to the Solsys unitholders for any liability of a Solsys unitholder or otherwise, or for any error of judgment, or any act done or step taken or omitted by him in good faith, and for any mistake in fact or law, or for anything that he may do or refrain from doing in connection with the merger agreement. Greg Madden may resign from his position as the representative of the Solsys unitholders at any time by delivering written notice to New Misonix and the Solsys unitholders, at which time the role of the representative will be filled by a majority vote of the Solsys unitholders in accordance with the previous sentence.

At or prior to the closing, Solsys will transfer $175,000 to an account controlled by Greg Madden, as the representative, to be used solely to pay any expenses incurred by him in such capacity. On demand, each Solsys unitholder must pay to Greg Madden, as the representative, such Solsys unitholder’s share (on a pro rata basis based on the pro rata portion of the merger consideration paid to such Solsys unitholder) of all expenses incurred by him in excess of $175,000.

Other Covenants and Agreements

Shareholder Meetings

As promptly as practicable following the effectiveness of this Form S-4, Misonix will hold a duly called meeting of its shareholders to consider and vote on the issuance of shares of New Misonix common stock and the adoption of the merger agreement and the approval of the Misonix Merger.

Efforts to Consummate the Transactions

Misonix and Solsys each agreed to use commercially reasonable efforts to:

•

take, or cause to be taken, appropriate action and do, or cause to be done, those things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the transactions as promptly as practicable;

•

obtain any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by either party or any of their respective subsidiaries from a governmental entity, or to avoid any action or proceeding by any governmental entity;

•

give (or cause their subsidiaries to give) any notices to third parties and obtain any third-party consents necessary, proper or advisable to consummate the transactions or required pursuant to an agreement between Solsys and Misonix;

•

cooperate with the other party in determining which filings are required to be made prior to the closing with, and which material consents and approvals are required to be obtained prior to the closing from, governmental entities or other third parties in connection with the merger agreement and the transactions; and

•	cause the conditions to the transactions to be satisfied and all actions necessary to consummate the transactions to be taken.

Misonix and Solsys will jointly coordinate interactions with governmental entities and will provide each other with all information reasonably required or requested in connection with any such interaction.

Solsys Capitalization Infusion

Prior to the consummation of the transactions, Solsys has agreed to use commercially reasonable efforts to consummate the Solsys equity offering.

Lock-Up of Shares of New Misonix common stock

For a period of 12 months following the completion of the transactions, any unitholder of Solsys who receives at least 20,000 shares of New Misonix common stock in connection with the transactions is prohibited from, directly or indirectly, taking any of the following actions without the prior written consent of New Misonix (which consent will be granted or withheld in New Misonix’s sole and absolute discretion):

•

pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant to purchase, lending, or otherwise transferring or disposing of any shares of New Misonix common stock acquired in connection with the transactions;

•

entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of New Misonix common stock acquired in connection with the transactions; or

•

publicly disclosing the intention to make any offer, sale, pledge or disposition, or to enter into any transactions, swap, hedge or other arrangement relating to any shares of New Misonix common stock acquired in the transactions.

Leakage

Solsys agreed that (i) during the period from December 31, 2018 through the completion of the transactions, no affiliated person has received or benefited from any amount of leakage; and (ii) no affiliated person has consented to or voted in favor of, through the exercise of any powers or rights it has as a director or holder of equity interests of Solsys (or failure to exercise any such powers or rights) or the giving of instructions to any director or officer appointed by it, any leakage to be paid, made or incurred in the period from December 31, 2018 through the completion of the transactions.

For purposes of the merger agreement, “leakage” means any of the following, except to the extent otherwise permitted under the terms of the merger agreement:

•	any dividend or distribution declared, paid or made by Solsys to any person;

•	any redemption or purchase of equity interests or return of capital by Solsys;

•	any payments (including management, monitoring, advisory or other fees) made or other economic benefits given by Solsys to any affiliated person;

•	any assets transferred to any representative or affiliate of Solsys by Solsys;

•	any liability of any affiliated person, which is assumed, incurred or indemnified by Solsys (excluding any transactions with affiliated persons or in which any affiliated person has an interest);

•	any lending or guaranteeing by Solsys of any amount owed by any affiliated person, and any waiver or agreement to waive any amount owed to Solsys by any affiliated person;

•	any transactions expenses; and

•	the agreement by Solsys to do any of the matters or pay any amounts referred to in the foregoing bullet points.

Financing

Misonix and Solsys each agreed to use commercially reasonable efforts to provide the other party with all information, documents and cooperation reasonably requested or required in connection with the closing conditions contained in the amended SWK credit agreement which, among other things, serves to further increase the borrowing capacity of New Misonix, Misonix and Solsys under the SWK credit agreement by up to an additional $5 million, modify the interest rate payable thereunder and amend certain other covenants and terms thereof.

Transaction Litigation

Misonix and Solsys must each promptly notify the other of any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against it and/or its officers or directors in connection with the merger agreement and the transactions. Misonix and Solsys will cooperate in the defense of such matters and not settle any such matters without the consent of the other party.

Advise of Changes

Misonix, on the one hand, and Solsys, on the other hand, must promptly advise the other of any change or event that (i) could have a material adverse effect on it, or (ii) it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in the merger agreement. A notification by either party to advise the other of such a change or event does not affect the representations and warranties or covenants contained in the merger agreement and does not independently constitute a failure of any condition to closing under the merger agreement.

Tax Matters

Misonix and Solsys intend that for U.S. federal income tax purposes the Misonix Merger will qualify as a transaction described in Section 351, Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code and the Solsys

Merger will qualify as a transaction described in Section 351 of the Code. Misonix and Solsys agree not to, and to cause their respective affiliates not to, take or cause to be taken any action that would cause either the Misonix Merger or the Solsys Merger to fail to be treated as such.

Section 16 Matters

Misonix must take all necessary or appropriate steps to cause the transactions, including any dispositions of Misonix common stock or acquisitions of New Misonix common stock by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Misonix, to be exempt under Rule 16b-3 of the Exchange Act.

Conditions to the Completion of the Transactions

The merger agreement contains customary closing conditions, including the following conditions that apply to the obligations of both Misonix and Solsys to consummate the transactions:

•	the absence of any order or other action by any governmental entity or law in effect preventing the consummation of the transactions;

•	the SEC has declared this Form S-4 effective and no stop order suspending its effectiveness has been issued;

•	the required approvals of the Misonix shareholders and the Solsys unitholders have been obtained;

•	the shares of New Misonix common stock to be issued in connection with the transactions have been approved for listing on the Nasdaq, subject to an official notice of issuance;

•

the accuracy of the representations and warranties of the other party (with certain exceptions for inaccuracies that are de minimis or would not reasonably be expected to have a material adverse effect on the party making such representations and warranties) and receipt of an officer’s certificate to that effect;

•

the performance in all material respects by each party of all obligations required to be performed by it prior to the closing under the merger agreement and receipt of an officer’s certificate to that effect; and

•

subject to certain exceptions, no fact, change, event, development, condition, occurrence, circumstance, state of facts or effect has occurred since May 2, 2019, that (i) is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, financial condition, assets, liabilities or results of operations of either Solsys, on the one hand, or Misonix and its subsidiaries (taken as a whole), on the other hand, or (ii) would, individually or in the aggregate, prevent or materially impair or materially delay beyond November 2, 2019, the ability of Misonix or Solsys to consummate the mergers or the other transactions, and the receipt of an officer’s certificate to that effect.

In addition, Misonix’s obligation to consummate the transactions is further subject to the satisfaction or waiver of the following conditions:

•	the employment agreements, the non-compete agreements and the lock-up agreements must be in effect;

•	Solsys has consummated an offering of its equity interests in exchange for at least $4,000,000 in new capital;

•	Solsys has delivered to Misonix resignations in form and substance reasonably satisfactory to Misonix of the directors and officers of Solsys, as of the effective time of the Solsys Merger;

•

Solsys has amended the SWK credit agreement with its lender to, among other things, further increase the borrowing capacity of New Misonix, Misonix and Solsys under the credit agreement by up to an additional $5,000,000, modify the interest rate payable thereunder and amend certain other covenants and terms thereof, and the new financing to be provided pursuant to the amendment has been funded;

•

either the obligations owing under Solsys’ financing agreement with Silicon Valley Bank have been paid in full and the related loan documents have been terminated, or Silicon Valley Bank, as lender, has agreed to continue its financing on terms and conditions acceptable to Misonix;

•

Solsys’ agreement with its sole source supplier has not been revoked or otherwise terminated and the supplier has provided a certification to Misonix that stating that Solsys is not, and has not, been in breach of its supply agreement with such supplier and that no event has occurred that would cause the term of such supply agreement to end prior to October 26, 2027;

•

no legal proceeding has been commenced against Misonix, New Misonix or either merger subsidiary, which, if determined adverse to Misonix, New Misonix or either merger subsidiary, would prevent the closing; and

•	third-party consents under certain material contracts have been obtained.

Termination

The merger agreement may be terminated at any time prior to the consummation of the transactions:

•	by mutual written consent of Misonix and Solsys;

•	by either Misonix or Solsys, by written notice to the other party:

(i) if any governmental entity has enacted a law, issued an order, or taken any other action permanently prohibiting the transactions, which law, order or other action has become final and non-appealable;

(ii) if the Misonix Merger and the Solsys Merger are not consummated on or before November 2, 2019, provided that the party utilizing this right of termination must not have materially breached of any representation, warranty, covenant or agreement of the merger agreement in a manner that was the principal cause of the failure of the mergers to be consummated timely;

(iii) if the required approvals of the Misonix shareholders are not obtained; or

(iv) if the required approvals of the Solsys unitholders are not obtained prior to convening the Misonix special meeting;

•	by Misonix, if:

(i) none of Misonix, New Misonix, or the merger subsidiaries is in material breach of any of their respective representations, warranties, covenants or agreements in the merger agreement; and

(ii) Solsys is in breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement that would render the closing condition not to be satisfied, and such breach is either (A) not capable of being cured prior to the November 2, 2019 or (B) if curable, is not cured within the earlier of (1) 15 business days after notice by Misonix to Solsys of such breach and (2) October 31, 2019; or

•	by Solsys, if:

(i) Solsys is not in material breach of any of its representations, warranties, covenants or agreements in the merger agreement; and

(ii) Misonix, New Misonix or either merger subsidiary is in breach of any of its respective representations, warranties, covenants or agreements set forth in the merger agreement that would render the closing condition not to be satisfied, and such breach is either (A) not capable of being cured prior to the November 2, 2019 or (B) if curable, is not cured within the earlier of (1) 15 business days after notice by Solsys to Misonix of such breach and (2) October 31, 2019.

Indemnification by the Solsys Unitholders

From and after the closing of the transactions until the 15-month anniversary of the closing of the transactions, the Solsys unitholders must indemnify, on a several and not joint basis (except as to the shares of New Misonix common stock to be held in escrow pursuant to the merger agreement), Misonix, New Misonix and their respective affiliates, officers, directors and stockholders for any losses or damages incurred by any of them as a result of, relating to or arising out of any of the following:

•	inaccuracy in or breach of any of the representations or warranties of Solsys in the merger agreement;

•	breach or non-fulfillment of any covenant, agreement or obligation to be performed by Solsys pursuant to the merger agreement;

•

claim or allegation made by or on behalf of any current or former holder (or alleged current or former holder) of equity interests in Solsys or any of its predecessors or assigns in its capacity as such;

•

claim or right asserted or held by any current officer, director or manager of Solsys of entitlement to indemnification or the reimbursement of expenses in connection with any indemnity claim or other relief or remedy with respect to circumstances occurring prior to the closing of the transactions;

•	non-payment of any expenses of Solsys relating to the transactions that were outstanding as of the closing of the transactions; and

•	taxes of Solsys prior to the closing of the transactions and taxes of the Solsys unitholders.

As the representative of the Solsys unitholders, among his other responsibilities, Greg Madden will be the only person authorized to defend against and settle any indemnification claims made by Misonix.

Expenses

Whether or not the transactions are consummated, all costs and expenses incurred in connection with the merger agreement and the consummation of the transactions will be borne by the party incurring such expenses.

Amendment

The merger agreement may be amended at any time by written agreement of Solsys, Misonix, New Misonix and the merger subsidiaries, provided, that, after the (i) receipt of the required approvals of the Solsys unitholders, no amendment may be made without the consent of members of Solsys owning more than 55% of the outstanding Series E preferred units of Solsys and (ii) receipt of the required approvals of Misonix’s shareholders, no amendment may be made which by law requires further approval of Misonix’s shareholders without such further approval.

Extension of Time and Waiver

At any time prior to the effective time of the Solsys Merger, the parties may:

•	extend the time for the performance of any of the obligations of the other party;

•	waive any uncured inaccuracies in the representations and warranties of the other party contained in the merger agreement; and

•	waive compliance with any of the agreements of the other party or conditions contained in the merger agreement.

Any extension or waiver or failure to insist on strict compliance with an obligation, covenant or agreement in the merger agreement will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. In the event that a condition to the merger agreement is waived, Misonix and Solsys, as applicable, currently intend to evaluate the materiality of any such waiver and its effect on Misonix’s shareholders or Solsys’ unitholders, as applicable, in light of the facts and circumstances at the time to determine whether any re-solicitation of proxies is required in light of such waiver.

ANCILLARY AGREEMENTS

The following summaries describe the material provisions of each of the ancillary agreements. These summaries do not purport to be complete and is qualified in its entirety by reference to the form of such specific ancillary agreement being described and attached to this joint proxy and consent solicitation statement/prospectus. We urge you to read carefully the entire form of each ancillary agreement.

Description of the Support Agreements

This section of the joint proxy and consent solicitation statement/prospectus describes certain material terms of the support agreements entered into by certain shareholders of Misonix and certain unitholders of Solsys. The following summary is qualified in its entirety by reference to the complete text of such support agreements, which is incorporated by reference and filed as an exhibit to the registration statement to which this joint proxy and consent solicitation statement/prospectus relates. We urge you to read the entirety of each support agreement.

As a condition to Misonix’s willingness to enter into the merger agreement, simultaneously with the execution of the merger agreement, certain unitholders of Solsys, holding 100% of the outstanding Solsys Series E preferred units and approximately 13.49% of the outstanding Solsys common units, Series A preferred units, Series B preferred units, Series C preferred units and Series D preferred units, taken together as a single class, entered into a support agreement with Misonix, pursuant to which such Solsys unitholders agreed to, among other things and subject to the terms thereof, vote or consent to the approval of the merger agreement, the consummation of the Solsys Merger and the other transactions contemplated by the merger agreement to which Solsys is a party. Additionally, the Series E unitholders, further agreed to purchase their respective pro rata portion of new Solsys units issued in the Solsys equity offering that is a condition to the mergers, and to purchase any Solsys units that are not subscribed for by other Solsys unitholders up to a total of $2,000,000 each.

As a condition to Solsys’ willingness to enter into the merger agreement, simultaneously with the execution of the merger agreement, certain shareholders of Misonix, holding approximately 18.6% of the issued and outstanding shares of Misonix common stock, entered into a support agreement with Misonix, pursuant to which such Misonix shareholders agreed to, among other things and subject to the terms thereof, vote in favor of the issuances of New Misonix common stock in connection with the mergers and approval of the merger agreement, the consummation of the Misonix Merger and the other transactions contemplated by the merger agreement to which Misonix is a party.

Description of the Lock-Up Agreement

This section of the joint proxy and consent solicitation statement/prospectus describes certain material terms of the lock-up agreement entered into by certain unitholders of Solsys. The following summary is qualified in its entirety by reference to the complete text of such lock-up agreement, which is incorporated by reference and filed as an exhibit to the registration statement to which this joint proxy and consent solicitation statement/prospectus relates. We urge you to read the entire lock-up agreement.

As a condition to Misonix’s willingness to enter into the merger agreement, simultaneously with the execution of the merger agreement, certain unitholders of Solsys entered into a lock-up agreement, pursuant to which such Solsys unitholders agreed, subject to certain limited exceptions, to not, among other things and subject to the terms thereof, for a period of 12 months following the completion of the mergers (i) pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of New Misonix common stock acquired as consideration for the Solsys Merger (such shares of New Misonix common stock held by such Solsys unitholders, collectively, the “lock-up securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction is to be settled by delivery of shares of lock-up securities, in cash or otherwise, or (iii) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any lock-up securities.

Description of the Employment Agreements

Simultaneously with the execution of the merger agreement, New Misonix entered into employment agreements with each of Allan Staley, Linwood Staub and Dr. Arti Masturzo, all of whom are current employees of Solsys, which will become effective upon the consummation of the Solsys Merger. Upon the completion of the Solsys Merger, the employment agreements provide that Allan Staley will serve as the President of New Misonix, Linwood Staub will serve as a Senior Vice President of New Misonix and Dr. Arti Masturzo will serve as the Chief Medical Officer of New Misonix.

The employment agreements have an initial term of 2 years and may be renewed for successive one year terms thereafter. The employment agreements that provide the base salaries for each of these employees will remain unchanged. Each of the employment agreements states that the respective employee is both eligible to receive an annual bonus or future equity awards at the discretion of the New Misonix board and to participate in the standard benefit plans offered by New Misonix. The employment agreements additionally provide that, in certain defined circumstances, upon the employee’s termination of employment, the employee will be entitled to receive a lump-sum cash payment equal to 12 months of the employee’s then-current base salary, along with the employee’s pro-rated bonus for the year of termination and continuation of medical benefits (or reimbursement for COBRA) for 12 months post-termination. Such payments are subject to the execution and non-revocation of a release of claims by the employee. Each of the employment agreements contains certain employee restrictive covenants, including a non-competition period extending one year following the employee’s termination of employment and a non-solicitation of employees and other third parties restricting the employee’s conduct for a period of two years following the employee’s termination.

PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Misonix common stock is (and upon approval of its supplemental listing application, New Misonix common stock will be) listed on the Nasdaq Global Market under the trading symbol “MSON.”

On May 1, 2019, the last trading day before the announcement of the transactions, the last sale price of Misonix common stock reported by Nasdaq was $16.96, and $21.59 on May 28, 2019, the latest practicable date prior to the date of this joint proxy and consent solicitation statement/prospectus.

As of May 28, the latest practicable date prior to the date of this joint proxy and consent solicitation statement/prospectus, there were approximately 587 holders of record of Misonix common stock.

Misonix has never paid cash dividends on its Misonix common stock and has no intention to do so in the foreseeable future. Following the transactions, New Misonix also does not expect to pay cash dividends on its Misonix common stock, but instead intends to retain its capital resources for reinvestment in its business.

Solsys, as a Delaware limited liability company, does not have historical sale price data because there is no established public trading market for its membership interests. As of May 16, 2019, there were 22 holders of Solsys common units.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated combined financial statements are derived from the separate historical financial statements of Misonix and Solsys after giving effect to the proposed transactions, and are based on the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed consolidated combined financial statements. The unaudited pro forma condensed consolidated combined balance sheet as of March 31, 2019 is presented as if the transactions had been completed on March 31, 2019. The unaudited pro forma condensed consolidated combined statements of operations for the nine-months ended March 31, 2019 and the year ended June 30, 2018 is presented as if the transactions had been completed on July 1, 2017.

The transactions will be accounted for using the acquisition method of accounting in accordance with FASB ASC Topic 805. US GAAP requires that one of the companies in the transactions be designated as the acquirer for accounting purposes based on the evidence available. Misonix will be treated as the acquiring entity for accounting purposes. In identifying Misonix as the acquiring entity, the companies took into account the composition of New Misonix’s board, the designation of certain senior management positions, including New Misonix’s Chief Executive Officer and Chief Financial Officer, as well as the fact that Misonix’s existing shareholders will own approximately 64% of Misonix after completion of the transactions on a fully diluted basis.

Misonix has not performed a complete and thorough valuation analysis necessary to determine the fair market values of all of the Solsys assets to be acquired and liabilities to be assumed, and accordingly, as described in Note 1 of the accompanying notes, the unaudited pro forma condensed consolidated combined financial information includes a preliminary allocation of the purchase price to reflect the fair value of those assets and liabilities. A final determination of fair values of Solsys’ assets and liabilities, which cannot be made prior to the completion of the transactions, will be based on the actual net assets of Solsys that exist as of the date of completion of the transactions. The estimated purchase price assumes that 5,703,082 shares of Misonix common stock will be issued, which were valued at $20.00 per share on May 16, 2019. The value of the purchase price will change based on fluctuations in the share price of Misonix’s common stock on the closing date. Consequently, amounts preliminarily assumed for acquisition consideration and allocated to acquired assets and assumed liabilities could change significantly from those amounts used in the unaudited pro forma condensed consolidated combined financial statements presented below.

The unaudited pro forma condensed consolidated combined financial information does not purport to represent or be indicative of the consolidated results of operations or financial position that Misonix would have reported if the transactions had been completed as of the date and for the periods presented, and should not be taken as representative of Misonix’s consolidated results of operations or financial condition following completion of the transactions. In addition, the selected unaudited pro forma condensed consolidated combined financial information is not intended to project the future financial position or results of operation of the combined company. The pro forma adjustments are based on information current as of the time of this filing or as otherwise indicated; and has not been adjusted to reflect any matters not directly attributable to implementing the merger. No adjustment, therefore, has been made for actions which may be taken once the transactions are complete, such as any of Misonix’s integration plans related to Solsys. In connection with the plan to integrate the operations of Misonix and Solsys following the completion of the transactions, Misonix anticipates that nonrecurring charges, such as costs associated with systems implementation, severance and other costs related to exit or disposal activities, could be incurred. Misonix is not able to determine the timing, nature and amount of these charges as of the date of this joint proxy and consent solicitation statement/prospectus. However, these charges could affect the results of operations of Misonix and Solsys, as well as those of the combined company following the completion of the transactions, in the period in which they are recorded. The unaudited pro forma condensed consolidated combined financial statements do not include the effects of the costs associated with any restructuring or integration activities resulting from the transactions, as they are nonrecurring in nature and were not factually supportable at the time that the unaudited pro forma combined condensed consolidated financial statements were prepared. Additionally, the unaudited pro forma adjustments do not give effect to any nonrecurring or unusual restructuring charges that may be incurred as a result of the integration of the two companies or any anticipated disposition of assets that may result from such integration. As a result, the actual amounts recorded in the future consolidated financial statements of Misonix will differ from the amounts reflected in the unaudited pro forma condensed consolidated combined financial information, and the differences may be material.

The unaudited pro forma condensed consolidated combined financial information has been derived from and should be read in conjunction with:

•

Financial information of Misonix, as prepared in accordance with generally accepted accounting principles in the U.S. (GAAP) , and has been extracted without adjustment from Misonix’s audited consolidated financial statements for the year ended June 30, 2018 contained in Misonix’s Annual Report on Form 10-K for the fiscal year ended June 30, 2018 and from Misonix’s unaudited consolidated financial statements for the nine-months ended March 31, 2019 contained in Misonix’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, each of which is incorporated by reference in this joint proxy and consent solicitation statement/prospectus; and

•

Financial information of Solsys, as prepared in accordance with GAAP, has been extracted from Solsys’ audited financial statements for the years ended December 31, 2018 and December 31, 2017, and the unaudited financial statements as of and for the three-months ended March 31, 2019 and 2018, each of which is included in this joint proxy and consent solicitation statement/prospectus.

Solsys’ historical fiscal year ends on December 31 and, for purposes of the unaudited pro forma consolidated condensed combined financial information, its historical results have been aligned to conform to Misonix’s June 30 fiscal year end.

The unaudited pro forma condensed consolidated combined balance sheet as of March 31, 2019 combines Misonix’s historical financial position as of March 31, 2019, and Solsys’ historical financial position as of March 31, 2019.

The unaudited pro forma condensed consolidated combined statement of operations for the nine months ended March 31, 2019, combines Misonix’s historical results for nine months ended March 31, 2019 with Solsys’ historical results for the nine months ended March 31, 2019. The amounts for the nine months ended March 31, 2019 were derived by adding Solsys’ quarterly amounts for the three months ended March 31, 2019 to the Solsys’ year-end amounts for the year ended December 31, 2018, and removing the amounts for the six months ended June 30, 2018.

The unaudited pro forma condensed consolidated combined statement of operations for the fiscal year ended June 30, 2018, combines Misonix’s historical results for year ended June 30, 2018 with Solsys’ historical results for the twelve months ended June 30, 2018. The amounts for the twelve months ended June 30, 2018 were derived by adding Solsys’ amounts for the six months ended June 30, 2018 to the Solsys’ year-end amounts for the year ended December 31, 2017, and removing the Solsys amounts for the six months ended June 30, 2017.

The unaudited pro forma combined condensed consolidated financial statements are provided for informational purposes only. The unaudited pro forma combined condensed consolidated financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transactions been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined condensed consolidated financial statements and related adjustments required management to make certain assumptions and estimates.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED BALANCE SHEET

As of March 31, 2019

	Misonix	SolSys	Pro Forma Adjustments	See Note 3	Pro Forma Adjusted Balance Sheet
Assets
Current assets:
Cash and cash equivalents	$9,012,220	$326,148	$14,000,000	e,f,g	$23,338,368
Accounts receivable	5,333,839	5,140,357	—		10,474,196
Inventories, net	6,332,586	31,332	—		6,363,918
Prepaid expenses and other current assets	864,452	165,257	—		1,029,709

Total current assets	21,543,097	5,663,094	14,000,000		41,206,191

Property, plant and equipment, net	4,394,548	330,043	166,957	a	4,891,548
Patents, net	779,621	—	30,000	a	809,621
Goodwill	1,701,094	—	107,040,228	a,c,d,e,v	108,741,322
Intangible and other assets	433,842	—	21,800,000	a	22,233,842
Deferred income tax	—	—	—		—
Contract assets	960,000	—	—		960,000

Total assets	$29,812,202	$5,993,137	$143,037,185		$178,842,524

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$3,521,657	$1,481,243	$—		5,002,900
Accrued expenses and other current liabilities	2,325,023	2,053,359	4,662,937	b,c,d	9,041,319
Current portion of long term debt	—	1,780,356	(1,780,356)	g	—
Other liabilities	3,995	—	—		3,995

Total current liabilities	5,850,675	5,314,958	2,882,581		14,048,214
Deferred tax liabilities	—	—	658,000	i	658,000
Long term debt	401,000	13,149,787	11,780,356	f,g	25,331,143

Total liabilities	6,251,675	18,464,745	15,320,937		40,037,357

Commitments and contingencies

Shareholders’ equity:
Common stock	96,411	(15,582,918)	15,639,949	a,h	153,442
Preferred stock	—	3,111,310	(3,111,310)	a	—
Additional paid-in capital	43,011,214	—	113,473,609	b,h	156,484,823
Accumulated deficit	(19,547,098)	—	1,714,000	b	(17,833,098)

Total shareholders’ equity	23,560,527	(12,471,608)	127,716,248		138,805,167

Total liabilities and shareholders’ equity	$29,812,202	$5,993,137	$143,037,185		$178,842,524

See accompanying notes to unaudited pro forma condensed consolidated combined financial information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED STATEMENT OF OPERATIONS

For the year ended June 30, 2018

	Misonix	SolSys	Pro Forma Adjustments	See Note 3	Pro Forma Adjusted
Revenues
Product	$32,669,826	$30,687	$—		$32,700,513
License	4,010,000	—	—		4,010,000
Commissions	—	10,622,880	—		10,622,880

Total revenue	36,679,826	10,653,567	—		47,333,393

Cost of goods sold	9,794,898	32,350	—		9,827,248

Gross profit	26,884,928	10,621,217	—		37,506,145

Operating expenses:
Selling expenses	16,368,381	12,704,687	177,174	k	29,250,242
General and administrative expenses	9,063,139	4,191,998	1,071,883	k,l,m	14,327,020
Research and development expenses	4,394,149	772,255	—		5,166,404

Total operating expenses	29,825,669	17,668,940	1,249,058		48,743,667

Loss from operations	(2,940,741)	(7,047,723)	(1,249,058)		(11,237,522)

Other income:
Interest income (expense)	26,123	(1,942,255)	(878,898)	j,n	(2,795,030)
Royalty income	525,438	—	—		525,438
Other	2,274	(922,545)	—		(920,271)

Total other income	553,835	(2,864,800)	(878,898)		(3,189,863)

(Loss) from continuing operations before income taxes	(2,386,906)	(9,912,523)	(2,127,956)		(14,427,385)

Income tax expense	5,416,646	—	—		5,416,646

Net (loss) from continuing operations	$(7,803,552)	$(9,912,523)	$(2,127,956)		$(19,844,031)

Net income (loss) per share from continuing operations:

Basic	$(0.87)	$—	$(0.48)		$(1.35)

Diluted	$(0.87)	$—	$(0.48)		$(1.35)

Weighted average shares - Basic	9,009,189	—	5,703,082	o	14,712,271
Weighted average shares - Diluted	9,009,189	—	5,703,082	o	14,712,271

See accompanying notes to unaudited pro forma condensed consolidated combined financial information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED STATEMENT OF OPERATIONS

For the nine months ended March 31, 2019

	Misonix	Solsys	Pro Forma Adjustments	See Note 3	Pro Forma Adjusted
Revenues
Product	$29,094,208	$17,004,030	$—		$46,098,238
License	—	—	—		—
Commissions		1,638,408	—		1,638,408

Total revenue	29,094,208	18,642,438	—		47,736,646

Cost of goods sold	8,600,194	4,788,832	—		13,389,026

Gross profit	20,494,014	13,853,606	—		34,347,620

Operating expenses:
Selling expenses	13,950,357	11,695,943	2,097,479	q	27,743,779
General and administrative expenses	8,043,078	5,741,779	(1,334,349)	q,r,s,t	12,450,508
Research and development expenses	3,570,468	1,702,297	—		5,272,765

Total operating expenses	25,563,903	19,140,019	763,130		45,467,052

Loss from operations	(5,069,889)	(5,286,413)	(763,130)		(11,119,432)

Other income:
Interest (expense) income	59,708	(1,469,004)	(593,321)	p,u	(2,002,617)
Royalty income	—	—	—		—
Other	(30,817)	(25,136)	—		(55,953)

Total other income	28,891	(1,494,140)	(593,321)		(2,058,570)

(Loss) from operations before income taxes	(5,040,998)	(6,780,553)	(1,356,451)		(13,178,002)

Income tax expense	—		—		—

Net (loss)	$(5,040,998)	$(6,780,553)	$(1,356,451)		$(13,178,002)

Net income (loss) per share:

Basic	$(0.55)		$(0.33)		$(0.88)

Diluted	$(0.55)		$(0.33)		$(0.88)

Weighted average shares - Basic	9,245,879	—	5,703,082	v	14,948,961
Weighted average shares - Diluted	9,245,879	—	5,703,082	v	14,948,961

See accompanying notes to unaudited pro forma condensed consolidated combined financial information.

Notes to Unaudited Pro Forma Consolidated Financial Information

1. Basis of Pro Forma Presentation

The unaudited pro forma condensed balance sheet gives effect to the proposed transactions as if they had occurred on March 31, 2019. The unaudited pro forma statements of operations give effect to the proposed transactions as if they had occurred on July 1, 2017. The transactions pro forma adjustments give effect to the anticipated $4 million investment by Solsys equity holders prior to the Closing, in addition to the anticipated completion of a $5 million subordinated debt financing prior to Closing, and $5 million at or shortly after closing, both of which have been negotiated with lender.

2. Financing Transactions and Revenue Recognition

Prior to signing the agreement underlying the transactions, Solsys entered into an amended loan agreement with its subordinated lender to increase its financing facility from $15 million to $20 million, with the intention of drawing that amount prior to closing. In connection with that same amendment, Misonix negotiated a commitment for the lender to increase the facility at closing from $20 million to $25 million upon completion of the transactions. These pro forma financial statements assume that this additional aggregate financing of $10 million has been received for the periods presented. The loan amendment also contemplates a decrease on the facility interest rate of approximately 3.0% per annum, to Libor plus 8.0%, which in the aggregate currently approximates 10.625%.

As a condition to closing, Solsys unitholders have agreed to invest an additional $4 million of cash into Solsys prior to closing.

Misonix adopted FASB ASC Topic 606; Revenue from Contracts with Customers (ASC 606), on July 1, 2018. Solsys as a private company is not required to adopt ASC 606 until January 1, 2019 and as such, Misonix has performed a preliminary review of Solsys’ revenue streams in order to determine if any pro forma adjustments were necessary for the nine months ended March 31, 2019. No adjustments were deemed necessary to conform Solsys’ revenue to Misonix’s revenue policy.

Prior to July 2018, the Solsys relationship with LifeNet, its TheraSkin provider, was that of an agency relationship, whereby Solsys would generate sales orders from customers, and LifeNet would fulfill orders and take on inventory risk, establishes pricing, invoice and collect from customers. Under that arrangement, Solsys would receive a 50% commission on sales, and recorded such revenue as commission revenue. Beginning in July 2018, the LifeNet contract was renegotiated, whereby Solsys became the principal in the relationship. Since that change, Solsys generates sales orders, takes on inventory risk, establishes pricing, has the right through the amended contract to direct LifeNet to fulfill orders on its behalf, and as such records revenue as gross revenue. LifeNet ships product on Solsys’ behalf and invoices it for product and shipping costs. Solsys records product cost as cost of revenue, and records shipping costs as general and administrative expenses. Had this principal relationship been in effect since July 1, 2017, Solsys gross revenue for the twelve months ended June 30, 2018 and the nine months ended March 31, 2019 would have been $20.8 million and $20.3 million, respectively.

3. Pro Forma Adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed consolidated combined financial information:

a)    Preliminary Purchase Price Allocation

The unaudited pro forma condensed consolidated combined financial information includes various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of Solsys based on management’s preliminary estimates of fair value. The final purchase price allocation may differ significantly based on final appraisals, third-party valuations and analyses of the assets acquired and liabilities assumed. Accordingly, the preliminary allocation described below is subject to change:

Aggregate purchase price:
Common stock to be issued	$114,061,630

Preliminary purchase price allocation:
Cash	$326,148
Accounts receivable	5,140,357
Other current assets	196,589
Property and equipment	497,000
Intangible assets	21,830,000
Goodwill	109,550,281

Total assets acquired	137,540,375

Current liabilities	3,534,602
Subordinated debt assumed	14,930,143
Deferred tax liabilities	5,014,000

Total liabilities assumed	23,478,745

Net assets acquired	$114,061,630

The estimated purchase price assumes that 5,703,082 shares of Misonix common stock will be issued, which were valued at $20.00 per share on May 16, 2019. The value of the purchase price will change based on fluctuations in the share price of Misonix’s common stock through the closing date.

The following table shows sensitivities to changes in the preliminary estimated purchase price allocated to goodwill resulting from a 10% increase or decrease in the assumed per share price of Misonix Common Shares:

(unaudited, in millions)
As presented in the pro forma results	$114.1
10% increase in common stock price	$125.5
10% decrease in common stock price	$102.7

The initial allocation of the purchase price to specific assets and liabilities as shown above was based, in part, upon preliminary estimates, and is therefore subject to change. Further, since the acquisition has not yet been completed, it is likely that the working capital of Solsys on the date of acquisition will be different with a corresponding adjustment to goodwill. The identifiable intangible assets consist primarily of the Solsys and TheraSkin trade names ($14.2 million), customer relationships ($7.4 million), patents ($30,000) and non-competition agreements ($0.2 million). The estimated weighted average useful life of these identifiable intangible assets is approximately 20 years. The preliminary purchase price allocation assumed the historical carrying value of such assets received along with the liabilities assumed will approximate fair value due to their short-term nature. The non-current subordinated debt which was recently negotiated is stated at fair value.

As of the completion of the transactions, Misonix will establish deferred taxes and make other tax adjustments as part of the accounting for the acquisition, primarily related to estimated fair value adjustments for identifiable intangible assets. The effect of deferred taxes was computed by multiplying the $21.8 million of estimated fair value of identifiable assets to be acquired by Misonix’s effective tax rate of 23.0%.

Pro Forma Adjustments to the Combined Balance Sheet as of March 31, 2019

b)    Accrual of Misonix estimated transaction fees of $3.2 million, of which $0.5 million relates to the registration of shares to finance the transactions and is charged to additional paid in capital, and $2.7 million relates to acquisition fees, and is charged to accumulated deficit.

c)    Accrual of Solsys estimated transaction fees of $2.0 million, primarily consisting of legal and investment banker fees, with a corresponding increase in goodwill due to Misonix agreeing to assume this liability.

d)    Assumes that the Solsys liability for a financing exit fee of $456,900 has been eliminated, based on the terms of the amended financing agreement.

e)    Assumes an equity infusion of $4 million from Solsys equity holders prior to closing, as anticipated by the transactions, with a corresponding decrease to goodwill.

f)    Assumes $5 million of incremental subordinated debt financing, as anticipated by the transactions, prior to closing.

g)    Assumes $5 million of incremental subordinated debt financing, as anticipated by the transactions, at or shortly after closing. Also reclassifies the current portion of long term debt of $1,780,356, to non-current, based on the terms of the revised credit agreement.

h) Assumes the issuance of 5,703,082 Misonix shares to consummate the transactions, with the related impact on shareholders’ equity.

i)    Reflects the creation of a deferred tax liability of $5 million to give effect of purchased intangible assets which will be expensed for book purposes but not deductible for tax purposes. Misonix has determined that the deferred tax liabilities related to the acquisition provide sufficient taxable income to realize its deferred tax assets of $4.3 million. This income tax benefit is not reflected in the pro forma statement of operations because it will not have a continuing impact.

Pro Forma Adjustments to the Statement of Operations for the Year Ended June 30, 2018

j)    Interest expense gives effect to the incremental $10 million of subordinated debt during the period, in addition to a decrease in the effective interest rate of approximately 3%. This decrease has been negotiated with the lender and will go into effect at the Closing. The net impact is an increase in interest expense of $761,000.

k)    Solsys has historically recorded its customer shipping expenses in general and administrative expenses, whereby Misonix records them in selling expenses. The Pro forma adjustment of $177,000 serves to reclassify the Solsys shipping expenses to selling expenses.

l)    The estimated $167,000 step up in basis of the property and equipment as a result of the purchase price allocation has been depreciated over the periods, resulting in an increase to general and administrative expenses of $72,000.

m)    The allocation of a portion of the purchase price to intangible assets has been amortized to operating expenses over the periods, in accordance with the useful life of the assets, resulting in increased amortization expense of $1,177,000 in general and administrative expenses.

n)    Assumes that the Solsys interest expense charges of $118,000 for financing exit fee have been eliminated, given that the terms of the newly negotiated financing facility removes this obligation.

o)    Assumes the issuance of 5,703,082 Misonix shares to consummate the transactions, with the related impact on loss per share.

Pro Forma Adjustments to the Statement of Operations for the Nine Months Ended March 31, 2019

p)    Interest expense gives effect to the incremental $10 million of subordinated debt during the period, in addition to a decrease in the effective interest rate of approximately 3%. This decrease has been negotiated with the lender and will go into effect at the Closing. The net impact is an increase in interest expense of $531,000.

q)    Solsys has historically recorded its customer shipping expenses in general and administrative expenses, whereby Misonix records them in selling expenses. The Pro forma adjustment of $2,097,000 serves to reclassify the Solsys shipping expenses to selling expenses.

r)    The estimated $167,000 step up in basis of the property and equipment as a result of the purchase price allocation has been depreciated over the periods, resulting in an increase to general and administrative expenses of $54,000.

s)    The allocation of a portion of the purchase price to intangible assets has been amortized to operating expenses over the periods, in accordance with the useful life of the assets, resulting in increased amortization expense of $860,000 in general and administrative expenses.

t)    Fees relating to the transactions aggregating $151,000 incurred prior to March 31, 2019 have been removed from operating expenses.

u)    Assumes that the Solsys interest expense charges of $63,000 for financing exit fee have been eliminated, given that the terms of the newly negotiated financing facility removes this obligation.

v)    Assumes the issuance of 5,703,082 Misonix shares to consummate the transactions, with the related impact on loss per share.

BUSINESS OF SOLSYS

Overview

Solsys, formed in 1999 and headquartered in Newport News, Virginia, is a privately held advanced wound care company focused on the skin substitute sub-market of the advanced wound care market. Solsys is the exclusive marketer and distributor of TheraSkin® in the U.S., through an agreement with LifeNet. Solsys owns the TheraSkin® brand name, which was commercially launched in January 2010. TheraSkin is a biologically active human skin allograft which has all of the relevant characteristics of human skin, including living cells, growth factors, and a collagen matrix, needed to heal wounds. TheraSkin jumpstarts the healing of stalled chronic wounds and is an alternative to human autograft, which is considered to be the gold standard for permanent wound closure. TheraSkin is derived from human skin tissue from consenting and highly screened donors and is manufactured by LifeNet.

TheraSkin is indicated to treat all wounds head-to-toe, including but not limited to difficult-to-heal, chronic wounds where co-morbidities, age, diabetes and other factors are driving the need for clinically and cost-effective wound healing therapies.

Solsys’ primary customers include:

•	Hospital-based outpatient wound care centers;

•	Hospital in-patient and out-patient operating rooms; and

•	Physician practices.

TheraSkin is an advanced wound therapy that is used in wound management protocols after first line therapy (debridement, dressings and other conservative wound care) fail to progress a wound to closure. Treatments are administered by trained and properly licensed healthcare professionals. Published results of clinical trials in peer reviewed scientific journals consistently show that when TheraSkin is used to treat lower extremity chronic wounds, more than twice as many of those chronic wounds that failed standard of care first line therapy completely close than continued standard of care treatment. Additionally, in separate head-to-head prospective randomized clinical trials against Dermagraft® and Apligraf ®, outcomes with the use of TheraSkin were clinically superior to Dermagraft® and as or more clinically effective than Apligraf ®. TheraSkin clinical studies show that it requires fewer applications and less time for the healing of chronic diabetic and venous leg ulcers compared to the current standard of care alone or with the addition of Dermagraft and/or Apligraf. Furthermore, because TheraSkin is available in four sizes, there is significantly less product waste compared to other skin substitutes on the market.

The wound care industry is highly competitive. However, as described above, TheraSkin has clinically demonstrated that it is as or more effective and more cost-effective than the two leading bioengineered living cell skin substitutes, Apligraf and Dermagraft, each made and marketed by Organogenesis, Inc.:

•	Head-to-head randomized controlled trial (“RCT”) demonstrated that when TheraSkin was used 64% more wounds closed at a rate 27% faster than with Apligraf.

•	Head-to-head RCT demonstrated that when TheraSkin was used 91% more wounds closed at a rate 29% faster with 51% fewer number of applications than with Dermagraft.

•

A non-industry funded head-to-head RCT demonstrated that TheraSkin was as effective as Apligraf in the treatment of venous leg ulcers but that the associated cost of treatment was 40% less with TheraSkin.

Over 100,000 applications of TheraSkin have been completed since 2010. TheraSkin is covered by Medicare in all 50 states, covered by Medicaid in 42 states and the District of Columbia, and by TriCare nationally. TheraSkin is also covered by many leading private payors, including Cigna, HCSC and many other BCBS and other private plans. For Medicare reimbursement purposes, TheraSkin products are classified as a “skin substitute.” Under the final rule for Medicare’s Hospital Outpatient Prospective Payment System for calendar year 2019, reimbursement for skin substitutes administered in the hospital outpatient and ambulatory surgery settings are bundled with the reimbursement for the related medical procedure under a two-tier payment system except for those that have been approved by Centers for Medicare and Medicaid Services (“CMS”) for pass-through status, allowing for separate payment of the cost attributable to the product (as opposed to the bundled payment with the related procedure). Although TheraSkin had pass-through status through its expiration on December 31, 2016, TheraSkin is now in the high cost bundled rate for Medicare reimbursement which Solsys believes provides hospitals with competitive margins for TheraSkin used on most wound sizes when compared to the other three leading skin substitutes in the market.

Under Solsys’ current TheraSkin Distribution and Supply Agreement which was effective starting October 26, 2017, Solsys pays LifeNet a reasonable transfer fee for all TheraSkin products Solsys sells to its customers. The transfer price paid to LifeNet for TheraSkin results in cost of goods sold that provides a current gross profit margin of over 70%. Between July 1, 2018 and October 31, 2018, Solsys worked with LifeNet to transition customers of TheraSkin from being LifeNet’s customers under a distribution business relationship with LifeNet to being customers of Solsys, which ships, bills and collects for all sales of TheraSkin to its customers. By March 31, 2019, nearly all customers buying TheraSkin were customers of Solsys with only slightly over 1% of TheraSkin sales being made through LifeNet under a distribution revenue sharing arrangement. This approximate 1% of sales to LifeNet customers is expected to completely transition to Solsys by October 2019 at which time all sales of TheraSkin will be sold by Solsys to its customers. Under the terms of the new Distribution and Supply Agreement, Solsys assumes general inventory risk through its purchase of TheraSkin, is responsible for fulfilling all of its customer orders and assumes all credit risk for sales of TheraSkin to its customers. The terms of the new Distribution and Supply Agreement, therefore, will allow Solsys to record revenue at the sales price to its customer, which will replace and eliminate the revenue-based payments under Solsys’ prior distribution agreement with LifeNet.

Solsys has approximately 110 employees, consisting of a sales organization with 81 sales representatives and sales managers, and an in-house reimbursement department to support the expansion of reimbursement coverage and benefit verification for its customers.

Wound Healing Process

The skin provides a protective barrier to our bodies. Once injury occurs, either intentionally or unintentionally, the wound healing process is immediately set into motion. This process includes a complex series of overlapping events that must occur for the wound to progress through the phases of healing. There are a number of different wound types based on the underlying etiology or causative factors, but all wounds follow the same healing process from inflammation to proliferation to remodeling.

	INFLAMMATION	PROLIFERATION	REMODELING
Goals	• Restore cellular balance • Prevent infection	• Fill and close wound	• Mature scar

Wound Characteristics	• Inflamed tissue • Drainage • Redness • Pain	• Granulation tissue reduction in wound area and volume	• Scar formation • Re-pigmentation

Cellular Actions	• Blood flow increases modulation of growth factors and proteases • Inflammatory mediators released • Blood vessels dilate • Neutrophils and macrophages engulf bacteria	• Fibroblasts stimulate collagen production • Formation of extracellular matrix • Angiogenesis	• Collagen fibers reorganize • Tensile strength is regained

Result of Cellular Actions	• Removal of bacteria and debris • Modulation of inflammation	• New blood vessel formation • Scaffold is provided for cell rebuilding • Re-epithelization	• Wound strengthened by collagen cross-linking

Wounds that fail to progress through the wound healing process as expected are considered non-healing or chronic.

In non-healing wounds, progression has stalled for a variety of reasons including high levels of bacteria, sustained inflammation, impaired blood flow, multiple co-morbidities and poor patient compliance. Elevated levels of bacteria and biofilm are common barriers to healing. Small amounts of bacteria in an immune-competent host may have no impact on healing while larger amounts or an inadequate immune response can lead to a non-healing wound or even infection. For TheraSkin, or any skin substitute, to be effective, high bacteria load and/or infection must be controlled. Once bacteria load and/or infection is under control, other factors may delay healing such as impaired local vascularization and tissue perfusion and a deficiency in growth factors. All these barriers can cause an imbalance in the wound resulting in failure to heal. TheraSkin is used to address biological deficiencies of a patient to jumpstart the healing process.

TheraSkin

TheraSkin, manufactured by LifeNet, is a biologically active human skin allograft with living cells and is cryopreserved to maintain its cellular viability. LifeNet is the largest organ procurement and tissue bank in the world. LifeNet has been supplying TheraSkin for Solsys since 2010. The source of TheraSkin is consenting and highly screened organ-and-tissue donors that meet all FDA and American Association of Tissue Banks regulations and guidelines for current good tissue practice (“cGTP”). TheraSkin is composed of living cells and a fully developed extracellular matrix (“ECM”), which provides all key human growth factors, cytokines and collagen types to jumpstart healing of chronic wounds. It is currently available in four sizes: 6 cm2, 13cm2, 39cm2 and 116 cm2

Indications for TheraSkin include, but are not limited to:

•	Diabetic foot ulcers (“DFUs”);

•	Venous stasis (leg) ulcers (“VLUs”);

•	Dehisced surgical wounds;

•	Pressure ulcers; and

•	All other external skin wounds, head-to-toe, including wounds with exposed structures.

Unlike the two leading bioengineered products that compete in the living cell product segment, TheraSkin can be used over tendon, bone, and joint capsules. It is applied by physicians and other licensed clinicians in hospital-based wound care centers, physician offices and operating rooms. TheraSkin is used by healthcare professionals to treat difficult-to-heal, chronic wounds where age, diabetes and other co-morbidity factors are driving the need for clinically and cost-effective wound healing solutions.

TheraSkin has all the relevant characteristics of human skin associated with wound healing. The probability of jumpstarting a wound is higher if a broad spectrum of human growth factors, cytokines, and collagen is provided to the wound. TheraSkin provides more collagen than its bioengineered living cell competitors (Apligraf and Dermagraft); more collagen provides more biomatrix for cell infiltration to regenerate tissue and heal wounds. TheraSkin’s ratio of Type I/Type III collagen is significantly closer to that of human skin than its leading competitors. The correct ratios help regenerate skin tissue instead of scar tissue.

Clinical Evidence – Summary of Published Clinical Studies

The following are summaries of published TheraSkin evidence showing product efficacy, particularly in large, difficult to heal wounds.

•	Towler, 2018 – Non-Industry Funded Randomized, Prospective, Blinded-Enrollment, Head-to-Head VLU Trial Comparing Apligraf TheraSkin

•	TheraSkin VLU healing rates at both 12 and 20 Weeks were 93.3% compared to Apligraf 75% (12 weeks) and 83.3% (20 weeks).

•	Wilson, 2016 – The Use of Cryopreserved Human Skin Allograft for the Treatment of Wounds with Exposed Muscle, Tendon, and Bone

•	TheraSkin achieved closure in 93.3% of large (average 16cm2), difficult to heal wounds (containing exposed muscle, tendon and bone) using an average of 2 grafts.

•	Full granulation was achieved with TheraSkin at 36.14 days, and closure at 133 days.

•	Landsman, 2016 – Characterization of a Cryopreserved Split Thickness Human Skin Allograft, TheraSkin

•	It was found that the amount of the type I and type III collagen, as well as the ratio of type I to type III collagen, in TheraSkin is similar to fresh, unprocessed human split-thickness skin.

•	Sanders, 2014 – Analysis of a Prospective, Multicenter Randomized Controlled Clinical Trial Comparing a Bioengineered Skin Substitute to a Human Skin Allograft

•	TheraSkin DFU healing rates at 12 weeks were 63.64% compared to 33.3% for Dermagraft.

•

Conclusion: After 12 weeks, statistically significantly more patients in the TheraSkin group than in the Dermagraft group were healed. Additionally, significantly fewer TheraSkin grafts (4.36) were required to achieve closure compared to the number of Dermagraft grafts (8.92).

•	Budny, 2013 – Cryopreserved Allograft as an Alternative Option for Closure of Diabetic Foot Ulcers

•	A total of 9 patients’ charts were reviewed and included in a case series with 11 wounds, all treated with TheraSkin.

•	7 of the 11 wounds (63.6%) healed after an average of 12.0 weeks (range 7-19).

•	Results of this retrospective real-world case series reproduced clinical outcomes found in larger published studies for TheraSkin.

•	DiDomenico, 2011 – A Prospective Comparison of Diabetic Foot Ulcers Treated with Either a Cryopreserved Skin Allograft or a Bioengineered Skin Substitute

•	TheraSkin DFU healing rates at both 12 and 20 weeks were 66.7% compared to Apligraf’s 41.3% (12 Weeks) and 47.1% (20 weeks).

•

Landsman, 2011 – A Retrospective Clinical Study of 214 Consecutive Patients to Examine the Effectiveness of a Biologically Active Cryopreserved Human Skin Allograft (TheraSkin) on the Treatment of DFU and VLU

•	Real-world outcomes without limits to wound size, depth, glucose control, dressings or offloading in DFUs and VLUs using a multi-variant regression analysis showed that wound size matters.

•	Smaller wounds close more quickly than large wounds.

•	TheraSkin closure rates are just over 70% given enough time, regardless of wound size.

•	Average number of TheraSkin grafts required for closure at 12 weeks were 2.03 +/- 1.47 allografts and at 20 weeks were 3.23 +/- 2.77 allografts.

There is currently one pending cost-effectiveness study and three registry studies comparing TheraSkin to the standard of care or competitive skin substitutes. These studies are expected to be complete in late 2019. There are also three prospective RCTs involving TheraSkin which are planned for 2020.

US Wound Biologics Market

Overview

The 2018 US Wound Biologics segment (comprised of skin/dermal substitutes, topical delivery/drugs and collagen/active dressings) of the Advanced Wound Care Market is expected to reach $1.26 billion, after reaching $1.20 billion in 2017, and is projected to grow to $1.60 billion in 2022E with a compound annual growth rate of 5.9%. Growth in the Wound Biologics market will be propelled by the aging population with conditions associated with poor vascularity (e.g., cardiovascular disease, diabetes and obesity), that increase the susceptibility of chronic, hard-to-heal wounds.

The US Wound Biologics segment primarily services non-healing chronic wounds estimated to be 3.3 million in 2017 and projected to reach 3.6 million in 2022E - a compound annual growth rate of 2.0%. Hard-to-heal DFUs and VLUs are projected to grow 2.3% and 3.3%, respectively, over the next 5 years and will account for nearly half of all hard-to-heal wounds.

The cost of treating chronic wounds is rising sharply and represents a significant portion of overall healthcare expenses with more than $25 billion spent in the US annually. Medicare beneficiaries having at least one type of wound or wound-related infection is estimated to be 14.5% with spending ranging from $28.1 billion to $96.8 billion.

Clinical evidence supports the use of advanced Biologic wound care products at 4 weeks if the DFU or VLU wound has not progressed to 50% closure during that time period.

Skin and Dermal Substitutes Segment of the US Wound Biologics Market

The largest segment of the Wound Biologics market is the “Skin and Dermal Substitutes”, estimated at $804.5 million in 2017, driven primarily by placental derived/amniotic tissue-based products -representing 46.3% or $372.6 million in revenue. Growth in the Skin and Dermal Substitutes market has been impacted by broader reimbursement for more products and a significant increase in the number of sales reps calling on this segment.

According to medical market research firm BioMedGPS, there were approximately 475,000 applications of Skin and Dermal Substitutes for DFUs and VLUs in the wound clinic in 2018, accounting for roughly 120,000 wounds - assuming 4 applications per wound. Skin and Dermal Substitutes are primarily used in wound care clinics but are also used in the surgical suite when tendon and bone are exposed and in burn centers for severe burns. Integra’s Matrices lead the market in this segment.

Multi-center randomized, clinical trials have been the gold standard for reimbursement coverage by local Medicare Administrative Contractors (“MACs”) but is no longer the case as most MACs are beginning to classify Skin and Dermal Substitutes under medical necessity, allowing the facility to determine the products used. Hospital outpatient reimbursement is a key factor for success in this market, as 85% of chronic wounds are treated in this setting.

Future growth in the Skin and Dermal Substitutes market may be impacted by potential changes to FDA’s regulation of Human Cell & Tissue Based Products (“HCT/Ps”), adoption of products requiring fewer applications, and possible reimbursement changes implemented by CMS.

Barriers to Entry

Barriers to entry in the wound care market include the following:

•

Availability of Tissue and Processing: Participation in the live cell market entails the capability to acquire sufficient donors and to field high-tech medical teams to “procure” skin tissue in a timely manner to precise specifications. The investment required to initiate and maintain this process would be substantial and, to be cost effective, would require spreading costs over multiple types of tissues. Additionally, processing requires a significant investment in high-tech clean rooms, cryopreservation equipment and storage facilities. Processing itself is a proprietary process, utilizing a large array of antibiotics, protective chemicals, and computer controls. Solsys’ exclusive supply agreement with LifeNet addresses these issues.

•

Cycle Time to Obtain Reimbursement & Coverage: Total time to obtain CMS HCT/Ps codes for reimbursement and to get coverage from the various MACS typically takes three or more years, assuming that required clinical and scientific studies are already completed. Obtaining coverage from the largest private health insurers can add an additional two years or more. Thus, Solsys believes TheraSkin has a three to five year advantage in securing market share versus another cryopreserved skin tissue entering the market.

•

CMS Pass-Through Status Process: After January 1, 2015, Medicare pass-through status was changed from the “drug and biologic” process to the “medical device” process, and thereafter a skin substitute must show clinical superiority to the class of products to receive pass-through status for Medicare reimbursement. The last and only current skin substitute that received pass-through status from CMS before the change in pass-through status process went into effect after January 1, 2015 is Puraply®, which status is scheduled to end September 30, 2020 per CMS.

•

Significant Body of Clinical Evidence to Prove Product Performance: Customers and insurers are increasingly requiring clinical evidence of outcomes exceeding current practices. TheraSkin’s clinical performance is supported by clinical data. TheraSkin’s clinical effectiveness positions Solsys for future growth and adoption.

•

Established Brand Recognition: In order to be successful in the wound care market, brand recognition is critical. With over 100,000 TheraSkin applications since 2010, TheraSkin has established brand recognition in the U.S. advanced wound care market.

•

Multiple Size Capability: Products that are bio-engineered, such as Apligraf and Dermagraft, are difficult and costly to manufacture in multiple sizes. TheraSkin is easily processed to size, resulting in less waste and improved cost to the customer.

•

Head-to-Toe Healing: Products that are approved through an FDA Biologic License Application process can only be utilized on wounds indicated in the approved labeling. TheraSkin, as a human skin allograft HCT/P, can be used on virtually all chronic and acute skin wound types from head-to-toe.

Dependence on LifeNet

Solsys is party to a distribution and supply agreement with its sole-source supplier, LifeNet. Under the terms of the distribution and supply agreement, Solsys has the exclusive right to sell, promote, and market allograft products provided by LifeNet, under the brand name TheraSkin, in the U.S. and Puerto Rico for healing or repair of damaged human tissue, including wounds caused by therapeutic radiation and minor burns, but specifically excluding the market focused on the treatment and rehabilitation of traumatic burn injuries (excluding chronic wounds). Under the terms of the distribution and supply agreement, Solsys has agreed not to sell any competing allograft products in the U.S. and Puerto Rico. As a result, Solsys is substantially dependent on LifeNet to supply, manufacture and package TheraSkin products. Solsys is also currently substantially dependent on LifeNet to ship TheraSkin products to its customers.

The agreement also requires Solsys to monthly submit an updated annual forecast broken out by month of estimated gross sales of TheraSkin, which is binding upon Solsys for the first three calendar months set forth in such forecast. If the supply agreement is terminated by Solsys for any other reason other than those specified in the supply agreement or expires and does not renew, then Solsys grants LiteNet a non-exclusive, royalty-free license (with the right to grant sublicenses) to use the TheraSkin® trademark for 24 months after the termination date of the supply agreement.

Dependence on Major Customers

Solsys has over 600 active customer accounts, with over 200 customer accounts ordering monthly. Approximately 91% of monthly sales of TheraSkin come from repeat customers. As Solsys’ sales of TheraSkin have grown, Solsys has become progressively less dependent on major customers. In 2017, Solsys’ top 100 accounts purchased 57.6% of TheraSkin total sales compared with 50.6% in 2018. During the years ended Dec 31, 2017 and 2018, none of Solsys customers individually accounted for 3.2% or more of Solsys net sales.

Third-Party Reimbursement

In the United States as well as in foreign countries, sales of TheraSkin depend in significant part on the availability of reimbursement from third-party payers. In the United States, third-party payers consist of government programs such as Medicare and Medicaid, private health insurance plans, managed care organizations and other similar programs. For any product, three factors are critical to reimbursement:

•	coding, which ensures uniform descriptions of procedures, diagnoses and medical products;

•	coverage, which is the payer’s policy describing the clinical circumstances under which it will pay for a given treatment; and

•	payment processes and amounts.

Coding. TheraSkin was granted a HCPCS “Q” code (Q4121) by CMS in January 2011. This code allows for reimbursement for the use of TheraSkin and includes product, facility and medical provider costs.

Coverage. TheraSkin is currently covered by Medicare in all U.S. States. TheraSkin is also covered by Medicaid in 42 states and the District of Columbia; it also has TriCare coverage nationally and has been adopted by many leading private payers with other private coverage determinations pending.

Payment Processes and Amounts. Solsys believes that TheraSkin margins for hospital out-patient facilities (“HOPPS”) used on medium to large works are competitive with or superior to margins associated with leading skin substitutes in the market (Apligraf, Epifix and Grafix). Although Puraply®, a product manufactured and marketed by Organogenesis, has a short term reimbursement payment advantage over all other Skin Substitutes for the treatment of larger wounds in the market due to its Medicare Pass-Through Reimbursement status, that status is scheduled to end on September 30, 2020, and is expected to no longer have any reimbursement advantage over TheraSkin and all other Skin Substitutes, after September 30, 2020.

TheraSkin is currently in the high cost bundled rate for Medicare reimbursement in out-patient facilities sites of service.

Government Regulation

Solsys’ products are subject to regulation by numerous government agencies, including the FDA and similar agencies outside the U.S. To varying degrees, each of these agencies requires Solsys and its supplier to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, and distribution of TheraSkin.

Product Approval Processes and Ongoing Regulation

The testing, manufacturing, promotion, marketing and distribution of TheraSkin in the United States and other parts of the world are subject to regulation by numerous governmental authorities, including the FDA and analogous agencies abroad.

TheraSkin is regulated in the United States by the FDA as a human cells and/or tissue product (HCT/P) under Section 361 of the Public Health Service Act (“PHSA”) for homologous use. TheraSkin is a product derived from human tissue. The FDA has specific regulations governing HCT/Ps. An HCT/P is a product containing or consisting of human cells and/or tissue intended for transplantation into humans. HCT/Ps that meet the criteria for regulation solely under Section 361 of the PHSA and 21 CFR 1271 (361 HCT/Ps) are not subject to pre-market clearance or approval requirements; however, they are subject to post-market regulatory requirements. To be a 361 HCT/P, a product must meet all four of the following criteria:

(1) The HCT/P is minimally manipulated;

(2) The HCT/P is intended for homologous use only, as reflected by the labeling, advertising, or other indications of the manufacturer’s objective intent;

(3) The manufacture of the HCT/P does not involve the combination of the cells or tissues with another article, except for water, crystalloids, or a sterilizing, preserving, or storage agent, provided that the addition of water, crystalloids, or the sterilizing, preserving, or storage agent does not raise new clinical safety concerns with respect to the HCT/P; and

(4) Either:

(i) The HCT/P does not have a systemic effect and is not dependent upon the metabolic activity of living cells for its primary function; or

(ii) The HCT/P has a systemic effect or is dependent upon the metabolic activity of living cells for its primary function, and:

(a) Is for autologous use;

(b) Is for allogeneic use in a first-degree or second-degree blood relative; or

(c) Is for reproductive use.

Solsys believes that TheraSkin qualifies as a 361 HCT/P. In late 2017 the FDA clarified definitions of homologous use and minimal manipulation in their Guidance for Industry publications, and the new FDA guidance strengthened the regulatory position that TheraSkin, as a human skin allograft used for the repair, reconstruction, replacement or supplementation of a patient’s human skin, is a 361 HCT/P product.

Labeling and advertising of HCT/Ps may be monitored for indication language to be consistent with homologous use. While physicians may prescribe for off-label uses, manufacturers and distributors such as Solsys, may only promote the approved indications and in accordance with the provisions of the approved label (or homologous use). The FDA has very broad enforcement authority under the Federal Food, Drug and Cosmetic Act, and failure to abide by these regulations can result in enforcement action, including the issuance of warning letters or untitled letters directing entities to correct deviations from FDA regulations and civil and criminal investigations and prosecutions.

Quality Assurance Requirements

The FDA enforces regulations to ensure that the methods used in, and the facilities and controls used for, the manufacture, processing, packing and holding of HCT/Ps such as TheraSkin to conform with good tissue practices (“GTP”). GTP requires a quality program to prevent, detect, and correct deficiencies that could increase communicable disease risk. To assure compliance requires a continuous commitment of time, money and effort in all operational areas. Since the introduction of TheraSkin, FDA audits of the processing of TheraSkin at LifeNet facilities, both owned and contracted, have resulted in no warning letters or significant findings for improvement.

LifeNet is currently registered as a human tissue bank with the FDA. Solsys does not participate in the physical storage and distribution of human tissue and, therefore, is not required to be registered with the FDA as a tissue bank intermediary.

Regulations Governing Reimbursement

The delivery of Solsys’ products is subject to regulation by the U.S. Department of Health and Human Services and comparable state and non-U.S. agencies responsible for reimbursement and regulation of health care items and services. U.S. laws and regulations are imposed primarily in connection with the Medicare and Medicaid programs, as well as the government’s interest in regulating the quality and cost of health care. Foreign governments also impose regulations in connection with their health care reimbursement programs and the delivery of health care items and services.

U.S. federal health care laws apply when Solsys or its customers submit claims for items or services that are reimbursed under Medicare, Medicaid, or other federally funded health care programs. The principal U.S. federal laws include the Anti-kickback Statute which prohibits offers to pay or receive remuneration of any kind for the purpose of including or rewarding referrals of items or services reimbursable by a federal health care program; the False Claims Act which prohibits the submission of false or otherwise improper claims for payment to a federally-funded health care program, including claims resulting from a violation of the Anti-kickback Statute; the Stark law which prohibits physicians from referring Medicare or Medicaid patients to a provider that bills these programs for the provision of certain designated health services if the physician (or a member of the physician’s immediate family) has a financial relationship with that provider; and health care fraud statutes that prohibit false statements and improper claims to any third-party payer. There are often similar state false claims, anti-kickback, and anti-self-referral and insurance laws that apply to state-funded Medicaid and other health care programs and private third-party payers.

Solsys is dedicated to complying with both the letter and spirit of the law. In support of this objective, Solsys:

•	has a clear mission, customer policy, and quality policy that is shared and discussed with all employees;

•

dedicates time during initial sales training and follow-up training of sales representatives and sales managers to set clear practice guidelines relative to customer education regarding TheraSkin, and in-service of the product;

•	tracks field expenditures at the single receipt level to guard against improper customer support; and

•	maintains a policy of releasing employees who disregard company policies relative to false claims or potential anti-kickback violations.

Environmental Regulation

Solsys and its supplier are subject to various laws and governmental regulations concerning environmental matters and employee safety and health in the U.S. and other countries. Solsys believes that Solsys and LifeNet are currently compliant with applicable environmental, health and safety requirements in all material respects. However, Solsys cannot make assurances that current or future regulatory, governmental, or private action will not have a material adverse effect on its performance, results or financial condition.

In the future, if a loss contingency related to environmental matters, employee safety, health or conditional asset retirement obligations is recognized, Solsys would record a liability for the obligation and it may result in a material impact on net income for the annual or interim period during which the liability is recorded. The investigation and remediation of environmental obligations generally occur over an extended period of time, and therefore Solsys does not know if these events would have a material adverse effect on its financial condition, liquidity, or cash flow, nor can Solsys provide assurance that such liabilities would not have a material adverse effect on its performance, results or financial condition.

Compliance by Solsys and LifeNet with applicable environmental requirements during the years ended December 31, 2017 and 2018 and subsequently has not had a material effect upon Solsys’ capital expenditures, earnings or competitive position.

Federal and State Anti-kickback, Self-referral, False Claims and Similar Laws

Solsys’ relationships with physicians and hospitals are subject to scrutiny under various federal anti-kickback, self-referral, false claims and similar laws, often referred to collectively as healthcare fraud and abuse laws. Healthcare fraud and abuse laws are complex, and even minor, inadvertent violations can give rise to claims that the relevant law has been violated. Certain states have similar fraud and abuse laws, imposing substantial penalties for violations. Any government investigation or a finding of a violation of these laws would likely result in a material adverse effect on Solsys’ business, financial condition and results of operations. Solsys believes that it is currently compliant with applicable anti-kickback, self-referral, false claims in all material respects. Since its inception, Solsys has not been subject to any investigations or adverse findings relative to any of these laws.

Intellectual Property

Patents

Solsys’ intellectual property portfolio includes one U.S. patent. Solsys’ issued patents cover the composition of a SMRT Polymer technology that was used in the wound care dressing TheraGauze®, which Solsys ceased manufacturing and marketing in 2018. The issued patent does not relate to TheraSkin.

Trademarks

Solsys has three registered trademarks in the U.S., four allowed trademarks in the U.S. and four pending trademarks in the U.S.

Litigation Risks

Solsys operates in an industry characterized by extensive patent litigation. Patent litigation can result in significant damage awards and injunctions that could prevent the manufacture and sale of affected products or result in significant royalty payments in order to continue selling the products. Solsys also operates in an industry susceptible to significant product liability claims. These claims may be brought by individuals seeking relief on their own behalf or purporting to represent a class. Solsys currently carries $5 million of U.S. product liability insurance.

Other than a suit filed by Solsys against Organogenesis, Inc. in 4th Circuit Federal Court that is expected to be dismissed without prejudice on or about May 24, 2019 on a voluntary motion to dismiss by Solsys and consented to by the defendant, Solsys is not involved in any, and to its knowledge is not aware of any threatened, material litigation.

Employees

As of March 31, 2019, Solsys had 110 full-time employees. No employee was subject to a collective bargaining agreement. Solsys believes it maintains good relations with its employees.

Properties

Solsys has an office lease, expiring at the end of Q2 2019, on approximately 6,700 sq. ft. of space in Newport News, Virginia and will be relocating in Q3 2019 to approximately 11,000 sq. ft. of space in a new office location in Newport News, Virginia. The combined company intends to continue its operations in Newport News, Virginia.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION OF SOLSYS

You should read this discussion of Solsys’ financial condition and results of operations in conjunction with the section entitled “Selected Historical Financial Information of Solsys” in this joint proxy and consent solicitation statement/prospectus and Solsys’ audited financial statements for the years ended December 31, 2018 and 2017, and the unaudited financial statements for the three-month periods ended March 31, 2019 and 2018, and related notes included elsewhere in this joint proxy and consent solicitation statement/prospectus. The financial information presented for the years ended December 31, 2018 and 2017 is based on Solsys’ audited financial statements and related notes for the periods then ended. The financial information presented for the three-month periods ended March 31, 2019 and 2018 is based on Solsys’ unaudited interim financial statements and related notes for the periods then ended. This discussion and analysis contains certain statements that are not strictly historical and are “forward-looking” statements and involve risks, uncertainties and assumptions. See “Cautionary Statement Regarding Forward-Looking Statements” in this joint proxy and consent solicitation statement/prospectus. Solsys’ actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors.

Overview

Solsys is a Delaware limited liability company formed on November 24, 1999. Solsys operated under the name Soluble Systems until February 2018 when it changed its name to Solsys Medical. Solsys distributes human skin tissue allograft under the brand name TheraSkin® through a distribution agreement with LifeNet (the “Distribution and Supply Agreement”). Solsys’ products are sold to customers throughout the United States of America, and its corporate office is located in Newport News, Virginia.

Solsys is the exclusive marketer and distributor of TheraSkin in the U.S. Under the Distribution and Supply Agreement prior to July 1, 2018. LifeNet processed and packaged TheraSkin to specification, maintained inventory, processed orders generated by Solsys, shipped those orders to customers, invoiced customers, received payments, and shared 50% of the gross sales with Solsys. Solsys entered into a new Distribution and Supply Agreement with LifeNet on or about October 26, 2017, and starting July 1, 2018, under the terms of the new Distribution and Supply Agreement, Solsys pays LifeNet a reasonable transfer fee for all TheraSkin products Solsys sells to its customers, which is included in Solsys’ cost of goods sold.

Between July 1, 2018 and October 31, 2018, Solsys worked with LifeNet to transition customers of TheraSkin from being LifeNet’s customers under a distribution business relationship with LifeNet to being customers of Solsys, which ships, bills and collects for all sales of TheraSkin to its customers. By March 31, 2019, nearly all customers buying TheraSkin were customers of Solsys with only slightly over 1% of TheraSkin sales being made through LifeNet under a distribution revenue sharing arrangement. This approximate 1% of sales to LifeNet customers is expected to completely transition to Solsys by October 2019 at which time all sales of TheraSkin will be sold by Solsys to its customers. Under the terms of the new Distribution and Supply Agreement, Solsys assumes general inventory risk through its purchase of TheraSkin, is responsible for fulfilling all of its customer orders and assumes all credit risk for sales of TheraSkin to its customers. The terms of the new Distribution and Supply Agreement, therefore, will allow Solsys to record revenue at the sales price to its customer, which will replace and eliminate the revenue-based payments under Solsys’ prior distribution agreement with LifeNet.

Solsys previously manufactured and marketed a line of advanced sterile wound care dressings under the brand name TheraGauze. TheraGauze was manufactured in a certified clean room environment under strict quality protocols in Hampton, Virginia. During the year ended December 31, 2017, Solsys ceased production of TheraGauze because as a dressing, it was not marketed and sold through the same sales channel as TheraSkin and was no longer a core asset. Solsys sold finished goods inventory of TheraGauze in 2018 through DME distributors.

Results of Operations

The following discussion summarizes the key factors necessary to understanding Solsys’ financial statements.

Comparison of Three Months ended March 31, 2019 and 2018

Revenue

Solsys’ net sales of TheraSkin as the new vendor of record, which began in July 2018, totaled $6.8 million for the three months ended March 31, 2019.

Solsys’ share of TheraSkin revenue under its revenue sharing agreement with LifeNet for the three months ended March 31, 2018 was $2.4 million in comparison to $77,860 for the same period in 2019. The decrease was a result of the transition to Solsys as the vendor of record beginning in July 2018. The transition was virtually complete as of March 31, 2019. However, combined unit sales volume of TheraSkin, whether by LifeNet or Solsys as vendor of record, increased 36.5% during the three months ended March 31, 2019 in comparison to 2018. In addition, the average price per unit for TheraSkin increased 10.6% for the three months ended March 31, 2019 in comparison to the same period in 2018.

For ease of comparison, if all sales of TheraSkin were reported as net sales, whether by LifeNet or Solsys as vendor of record, net sales for the three months ended March 31, 2019 were $7.0 million compared to $4.7 million for the same period in 2018.

Cost of Goods Sold

For the three months ended March 31, 2019, cost of goods sold represents costs associated with the purchase and sale of TheraSkin, and for the same period in 2018, represents costs associated with the manufacture and sale of TheraGauze. Sales of TheraGauze represented less than 1% of Solsys’ total revenue for the three months ended March 31, 2018, and there were no sales of TheraGauze in 2019. Solsys’ cost of goods sold totaled $1.9 million, related solely to TheraSkin sales, for the three months ended March 31, 2019, an increase from $2,793, related solely to TheraGauze sales, for the three months ended March 31, 2018. The increase was due to Solsys taking over as the new vendor of record for sales of TheraSkin beginning in July 2018 and thereby having to record the cost of goods sold with respect to TheraSkin sales.

Gross Income

Gross income for the three months ended March 31, 2019 was $4.9 million, related solely to TheraSkin sales, an increase from $4,987, related solely to TheraGauze sales, in 2018. The increase was due to Solsys taking over as the new vendor of record for sales of TheraSkin beginning in July 2018.

Selling and Marketing Expenses

Solsys’ sales and marketing expenses totaled $4.2 million for the three months ended March 31, 2019, an increase of $0.7 million from $3.5 million for the three months ended March 31, 2018. The change resulted from increased payroll expenses relating to the addition of 27 sales representatives and associates from March 31, 2018 through March 31, 2019.

General and Administrative Expenses

Solsys’ general and administrative expenses totaled $2.2 million for the three months ended March 31, 2019, an increase of $1.1 million from $1.1 million for the three months ended March 31, 2018. The increase was primarily related to the increase in shipping and handling costs associated with Solsys becoming the vendor of record for sales of TheraSkin.

Research and Development Expenses

Solsys’ research and development expenses totaled $504,022 for the three months ended March 31, 2019, an increase of $362,021 from $142,001 for the three months ended March 31, 2018. The increase was primarily due to increased R&D studies, medical education expenses and payroll expenses.

Operating Loss

Operating loss for the three months ended March 31, 2019 was $1.9 million, a decrease from a loss of $2.4 million for the three months ended March 31, 2018. The decrease in operating loss resulted from the significant increase in revenues and income before operations, partially offset by an increase in payroll expenses relating to increased headcount in sales representatives, as well as an increase in shipping expenses.

Net Loss

Solsys’ net loss for the three months ended March 31, 2019 was $2.5 million, a decrease from a net loss of $2.9 million for the three months ended March 31, 2018. The decreased net loss was attributable to the significant increase in revenues and income before operations, partially offset by an increase in payroll expenses relating to increased headcount in sales representatives, as well as an increase in shipping expenses.

Comparison of the Years Ended December 31, 2018 and 2017

Revenue

Solsys’ net sales of TheraSkin as the new vendor of record, with the transition beginning in July 2018, totaled $10.1 million for the fiscal year ended December 31, 2018, its first year as the vendor of record.

Solsys’ share of TheraSkin revenue under its revenue sharing agreement with LifeNet for the fiscal year ended December 31, 2018 decreased to $6.9 million, compared to $9.6 million for the fiscal year ended December 31, 2017. The decrease was a result of Solsys transitioning from its revenue sharing agreement with LifeNet, beginning in July 2018, to becoming the vendor of record for TheraSkin sales. However, combined unit sales volume of TheraSkin, whether by LifeNet or Solsys as vendor of record, increased 22.1% during the fiscal year ended December 31, 2018 in comparison to 2017. The average price per unit of TheraSkin increased 6.2% during 2018 in comparison to 2017. This increase was the net effect of sales price increases effective January 1, 2018, product size mix, and contractual price erosion.

For ease of comparison, if all sales of TheraSkin for the year ended December 31, 2018 were reported as net sales, whether by LifeNet or Solsys as vendor of record, TheraSkin net sales for 2018 were $24.0 million compared to $18.7 million for 2017.

Cost of Goods Sold

The cost of goods sold represents expenses associated with the purchase and sale of TheraSkin in 2018, and the manufacture and sale of TheraGauze in 2018 and 2017. Sales of TheraGauze represent less than 1% of Solsys’ total revenue in 2018 and 2017. Solsys’ cost of goods sold totaled $2.9 million for the year ended December 31, 2018, an increase from $55,154 for the fiscal year ended December 31, 2017. The increase was due to Solsys taking over as the new vendor of record for sales of TheraSkin beginning in July 2018 and thereby having to record the cost of goods sold with respect to TheraSkin sales.

Gross Income

Gross income for the fiscal year ended December 31, 2018 was $7.3 million, an increase from a gross loss of $25,731 in 2017. The increase was due to Solsys’ transition to become the vendor of record for sales of TheraSkin to its customers beginning in July 2018.

Selling and Marketing Expenses

Solsys’ sales and marketing expenses totaled $14.7 million for the fiscal year ended December 31, 2018, an increase from $10.3 million for the fiscal year ended December 31, 2017. An increase in salaries, commissions, benefits and travel due to an investment in expanding the sales force and marketing efforts led to higher selling and marketing expenses in 2018.

General and Administrative Expenses

Solsys’ general and administrative expenses totaled $5.7 million for the fiscal year ended December 31, 2018, an increase from $3.8 million for the fiscal year ended December 31, 2017. The increase was primarily related to a $1.2 million increase in shipping expenses related to Solsys’ new role as vendor of record for TheraSkin, increased professional fees (primarily consisting of legal fees of $732,770) and increased salaries and guaranteed payments to members of $541,018.

Research and Development Expenses

Solsys’ research and development expenses totaled $1.7 million for the fiscal year ended December 31, 2018, an increase of $1.1 million from $578,634 for the fiscal year ended December 31, 2017. The increase was primarily due an increase in clinical studies investment.

Operating Loss

Operating loss for the fiscal year ended December 31, 2018 was $7.8 million, an increase from a loss of $5.1 million for the fiscal year ended December 31, 2017. The increase in operating loss was due to the strategic investment in sales representatives and marketing efforts to fuel TheraSkin sales growth.

Net Loss

Solsys’ net loss for the fiscal year ended December 31, 2018 was $9.9 million, an increase from a net loss of $7.6 million for the fiscal year ended December 31, 2017. The increased net loss was primarily attributable to increased operating expenses relating to the strategic investment in sales representatives and marketing efforts to fuel sales growth, partially offset by lower interest expense resulting from equity investments.

Liquidity and Capital Resources

Cash Flows

As of March 31, 2019, Solsys had $326,148 in cash and cash equivalents as compared to $819,442 as of December 31, 2018. The decrease was primarily due to a net loss of $2.5 million and a $1.3 million increase in accounts receivable resulting from the transition of vendor of record for TheraSkin sales from LifeNet to Solsys, partially offset by receipt of a $3.0 million equity investment.

As of December 31, 2018, Solsys had $819,442 in cash and cash equivalents as compared to $6.1 million as of December 31, 2017. The decrease in cash was primarily due to a net loss of $9.9 million and an increase in accounts receivable of $3.0 million resulting from the transition of vendor of record for TheraSkin sales from LifeNet to Solsys, partially offset by receipt of a $6.0 million equity investment.

Operating Activities

During the three months ended March 31, 2019, net cash used in operating activities was $4.0 million, compared to $2.7 million for the three months ended March 31, 2018. The increase in cash used was primarily due to an increase in accounts receivable resulting from the transition of vendor of record for TheraSkin sales from LifeNet to Solsys.

For the fiscal year ended December 31, 2018, net cash used in operating activities was $11.0 million, compared to $6.4 million for the fiscal year ended December 31, 2017. The increase in cash used was primarily due to higher net losses and an increase in accounts receivable resulting from the transition of vendor of record for TheraSkin sales from LifeNet to Solsys.

Investing Activities

During the three months ended March 31, 2019, net cash used in investing activities was $0, compared to $3,513 for the three months ended March 31, 2018. No property or equipment was purchased in the first three months of 2019 resulting in this decrease.

For the fiscal year ended December 31, 2018, net cash used in investing activities was $280,288, compared to $0 for the fiscal year ended December 31, 2017. The increase was due to the purchase of property and equipment during 2018.

Financing Activities

During the three months ended March 31, 2019, net cash provided by financing activities was $3.6 million as a result of the issuance of Series E preferred units for $3.0 million and a $0.6 million draw on a line of credit, compared to $0 for the three months ended March 31, 2018.

For the fiscal year ended December 31, 2018, net cash provided by financing activities totaled $6.0 million, compared to $12.1 million for the fiscal year ended December 31, 2017. The cash inflow in 2018 resulted from an issuance of Series E preferred units.

Borrowing Arrangements

SWK Promissory Note

In June 2015, Solsys issued a $12 million promissory note syndicated by SWK on behalf of multiple lenders. During May 2016, the note was amended and $397,500 of accrued interest was capitalized into the principal of the note balance. During May 2017, the note was amended to add additional principal of $1 million. During October 2017, the note was amended and $1.7 million of accrued interest was capitalized into the principal of the note balance. The amended note accrues interest at a variable rate of the greater of 1.5% or the three-month LIBOR, with a maximum variable rate of 3%, plus 10.25% payable quarterly.

Solsys is required to make quarterly principal payments on the promissory note based on aggregate annual revenue. Subsequent to March 31, 2019 the note was amended. As a result of the amendment, Solsys must pay 15% (formerly 12.5%) of aggregate annual revenue up to $15 million, and 12.5% (formerly 10%) of aggregate annual revenue greater than $15 million. Beginning November 2019, principal payments of $1,250,000 (formerly $900,000) plus accrued interest are due quarterly, with all remaining principal and unpaid accrued interest due October 2022. The note is secured by a first lien on substantially all assets of Solsys and a second lien position on accounts receivable. Under the terms of the note, Solsys is required to meet certain financial covenants and during 2018 Solsys failed to meet certain covenants. In 2019, Solsys and SWK entered a forbearance agreement that was effective until April 15, 2019. During the three months ended March 31, 2019, Solsys failed to meet its quarterly covenants. Subsequent to March 31, 2019, Solsys and SWK entered into an agreement to amend the note and covenants, as well as to waive the specified defaults through March 31, 2019.

As part of the note issuance, 1,209,068 detachable warrants for Series D preferred units were issued to SWK with an exercise price of $0.99 per unit, with an additional 2,284,793 warrants for Series D preferred units with an exercise price of $0.89 per unit. The warrants expire at the earlier of May 10, 2027, or an exercise event as described in the amended and restated warrant agreement. As of March 31, 2019, no Series D preferred unit warrants had been exercised.

On May 2, 2019, Misonix and Solsys entered into the SWK commitment letter pursuant to which SWK (a) consented to the transactions and (b) agreed to provide financing to New Misonix and its subsidiaries after the completion of the transactions. Specifically, SWK agreed to amend and restate the note to, among other things, (i) join New Misonix as a co-borrower, (ii) extend the maturity date, (iii) provide an additional $5 million of term loans, (iv) modify the interest rates and prepayment fees payable and (v) modify the financial covenants.

Upon completion of the transactions, New Misonix, Solsys and SWK will enter into an amended and restated credit agreement, the form of which is attached as an exhibit to the SWK commitment letter, under which SWK will continue the financing provided under the note to the Borrowers. The maturity date of the note will be June 30, 2023. During the first year after the completion of the transactions, SWK will provide an additional $5 million term loan to the Borrowers upon their request. See “The Transactions – Financing Related to the Transactions” beginning on page [●].

Line of Credit

In January 2019, Solsys entered into a $5 million line of credit agreement with Silicon Valley Bank. Under the line of credit agreement, interest on borrowings is calculated at the greater of the prime rate plus 0.25% or 5.25%. Borrowings on the line are limited to 85% of eligible accounts receivable as defined in the line of credit agreement. The line is secured by a first lien on accounts receivable and a second lien position on substantially all other assets of Solsys. The line of credit agreement calls for a final payment fee of $75,000 to be paid at the earlier of the maturity date, January 22, 2021, or the termination of the agreement. The outstanding balance under the line of credit as of March 31, 2019 was $550,000.

Sources of Liquidity

From inception to March 31, 2019, Solsys has incurred an accumulated deficit of $12.5 million, primarily from commercialization expenses required to establish TheraSkin as a sustainable brand supported by a direct sales force, multiple clinical studies, and comprehensive reimbursement. Management believes that if its plans are successful, Solsys will have adequate funds to continue its operations and execute its sales and marketing strategy for its primary wound care product, TheraSkin. However, there is no assurance that Solsys will be able to secure all necessary additional funding. Solsys has financed its operations since inception primarily through the private sale of membership interests, convertible debt and debt.

Solsys is currently conducting an offer of $4,000,000 worth of Series E preferred units to existing members. Solsys believes that the proceeds from this offer and its existing resources will be sufficient to fund its operations through the completion of the transactions, which is anticipated to occur during the third quarter of 2019. Solsys’ liquidity and capital requirements will depend on numerous factors, including but not limited to:

•	the cost of supply for the TheraSkin product,

•	the effectiveness of marketing and sales efforts, and

•	market, reimbursement, and regulatory developments.

Any additional equity financing will dilute the interests of existing Solsys members and any debt financing could impose significant financial and operating restrictions on Solsys. Solsys cannot assure that it will be able to obtain additional financing on acceptable terms, or at all.

Critical Accounting Polices and Significant Judgments and Estimates

Solsys’ financial statements are prepared on the accrual basis of accounting in accordance with Generally Accepted Accounting Principles in the United States of America.

Revenue Recognition

Prior to July 2018, revenue from the revenue sharing agreement with LifeNet was reported as other revenue in audited and reviewed financial statements, and no cost of goods sold existed. Revenue was recognized when the product shipped and bad debt write-offs were shared with LifeNet. Solsys’ expenses related to TheraSkin were reflected in its statements of operations as “Operating Expenses” including returns shipping for TheraSkin.

In July 2018, as the vendor of record was transitioned from LifeNet to Solsys, the reporting of revenues changed. As the vendor of record, Solsys reports sales of TheraSkin as net sales instead of other revenue, and the corresponding cost of goods sold is also reported. For customers that Solsys is the vendor of record for sales of TheraSkin, Solsys recognizes TheraSkin revenue when the product is shipped to such customers. For ease of comparison, some revenue information is provided in this report as if all sales of TheraSkin were reported as net sales by Solsys, whether by LifeNet as vendor of record or Solsys as vendor of record and it is noted when this is the case. However, unit sales, changes in unit sales, and average sales price are provided as if all sales of TheraSkin were made by Solsys as vendor of record.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Management provides for an allowance for doubtful accounts based upon a review of outstanding receivables, historical collection information and existing economic conditions. As of December 31, 2018, the allowance for doubtful accounts was $75,000. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. Receivables are considered past due if any portion of the balance is outstanding for more than 60 days.

Inventory

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the average cost method. All inventory at March 31, 2019 consisted of finished goods inventory.

Going Concern

Solsys’ future existence remains uncertain, and the report from its independent auditors on its financial statements for the years ended December 31, 2018 and 2017 includes an explanatory paragraph relating to Solsys’ ability to continue as a going concern. As of March 31, 2019, Solsys had an accumulated deficit of approximately $12.5 million, primarily from commercialization expenses required to establish TheraSkin as a sustainable brand supported by a direct sales force, multiple clinical studies, and comprehensive reimbursement. Solsys expects its operating expenses relating to selling and marketing expenses and general and administrative expenses to continue for the foreseeable future. The ability of TheraSkin to become profitable depends on growing sales. Continuation of the current rapid rate of growth will depend on expanding availability of TheraSkin to the remaining 60-65% of the U.S. market of patients eligible to receive advanced tissue products, which will require either a significant investment in additional sales representatives, or partnering with an entity with a compatible sales force.

Other

Advertising and research and development costs are all expensed as incurred.

Contractual Obligations

The following are contractual obligations for which cash flows are fixed or determinable as of March 31, 2019. Scheduled maturities of notes payable for the twelve months ending March 31 are as follows:

2020	$1,800,000
2021	3,600,000
2022	3,600,000
2023	6,094,878

$15,094,878

Off-Balance Sheet Arrangements

Minimum operating lease payments for the twelve months ending March 31 are as follows:

2020	$25,270
2021	21,820
2022	19,347
2023	18,206
2024	18,177
Thereafter	3,030

$105,850

EXECUTIVE COMPENSATION OF SOLSYS

Summary Compensation Table

The following table sets forth information regarding the named executive officer of Solsys who will serve as an executive officer of New Misonix following the completion of the transactions. For the management of the combined company after the completion of the transactions, see “ – Management of New Misonix.”

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Total ($)
Allan Staley	2018	260,000	0	92,000	352,000
Chief Executive Officer

(1)

Solsys granted Mr. Staley 3,149,576.93 Series F Profit Interest Units on November 30, 2018 which had a value of $0 on the grant date. The Series F Profit Interest Units vested 27.083% on November 30, 2018 and vest on the 26th day of each month thereafter commencing on December 26, 2018. The Series F Profit Interest Units will fully vest upon the completion of the transactions.

(2)

Represents annual performance-based cash bonus. For a discussion of the determination of this amount, please see the section below entitled “– Narrative Disclosure to Summary Compensation Table – Annual Cash Bonus.”

Narrative Disclosure to Summary Compensation Table

Staley Employment Agreement

Solsys entered into an employment agreement with Mr. Staley, dated October 26, 2017, which sets forth the terms and conditions of his service as Chief Executive Officer. The employment agreement has an initial four- year term and automatically renews thereafter for successive one-year periods unless either Solsys or Mr. Staley gives written notice to the other at least 30 days prior to the end of the applicable term. Under the terms of Mr. Staley’s employment agreement, he is entitled to receive an annual base salary of $260,000 and an annual performance cash bonus based on the achievement of specific performance targets as determined by the board of managers of Solsys. He is also entitled to reimbursement of expenses. Mr. Staley is eligible for employee benefits generally available to all employees of Solsys.

Annual Cash Bonus

Solsys’ board of managers awarded a cash bonus to Mr. Staley for 2018 based on Solsys’ achievement of specified revenue, EBITDA and business development goals in 2018. The actual annual cash bonus awarded to Mr. Staley is set forth above in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.”

Severance and Change in Control Benefits

Mr. Staley’s employment agreement grants him certain rights upon termination of his employment. In connection with any termination without Good Reason, for Cause, due to Mr. Staley’s death or Disability (each as defined in the employment agreement), or in the event of non-renewal of the agreement, Mr. Staley will be entitled to receive unpaid base salary through the termination date and any Accrued Obligations (as defined in the employment agreement).

In connection with any termination without Cause or for Good Reason, in addition to the foregoing, Mr. Staley will be entitled to receive (i) base salary for a twelve-month period beginning on the date of termination, or severance period, payable beginning on the 53rd day following the date of termination and

(ii) continuation of medical insurance benefits or reimbursement for COBRA during the severance period. Mr. Staley would also be entitled to reimbursement of reasonable business expenses incurred prior to the date of termination. In connection with a termination without Cause or for Good Reason within six months immediately following a Change of Control (as defined in the employment agreement), in addition to the payments above (except unpaid base salary through the termination date), Mr. Staley will be entitled to receive a portion of the annual bonus for the calendar year prorated in accordance with the terms of the employment agreement, payable when such annual bonuses otherwise become payable.

The severance payments above are subject to Mr. Staley’s delivery to Solsys of an executed general release, and continued compliance with restrictive covenants regarding non-competition, non-solicitation, confidentiality, ownership of developments and non-disparagement. Upon a termination of Mr. Staley’s employment, the non-competition covenant will continue to apply for one year and the non-solicitation covenant will continue to apply for two years.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of Series F Profit Interest Units outstanding for Mr. Staley as of December 31, 2018.

Name	Number of Series F Profit Interest Units that have not vested (#)		Market value of Series F Profit Interest Units that have not vested ($)(2)
Allan Staley	2,230,971.32	(1)	0

(1)

Solsys granted Mr. Staley 3,149,576.93 Series F Profit Interest Units on November 30, 2018. These Series F Profit Interest Units vested 27.083% on November 30, 2018 and vest on the 26th day of each month thereafter commencing on December 26, 2018. The Series F Profit Interest Units will fully vest upon the closing of the transactions.

(2)	Represents the market value of Series F Units determined in the most recent valuation of Solsys’ membership interests as of October 2, 2018.

Profits Interest Plan

Solsys maintains a profits interest plan, the Solsys Medical, LLC 2018 Profits Interest Plan. The profit interests entitle the holder to receive distributions in Solsys as provided in the plan and in the Solsys Operating Agreement.

Upon the closing of the transactions, the unvested portion of the Series F Profit Interest award will become immediately vested. The number of shares of New Misonix common stock that will be issuable to Mr. Staley at closing will be based upon the price of Misonix common stock and number of Solsys outstanding units as of the closing date. As of the date the merger agreement was signed, Mr. Staley was entitled to receive approximately 83,440 shares of New Misonix common stock. The actual allocation of New Misonix common stock to Mr. Staley will be determined as of the closing date pursuant to the terms of the merger agreement.

Retirement Plans

Solsys has established a 401(k) retirement savings plan for its employees, including its named executive officers. The Internal Revenue Code of 1986, as amended, allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan.

Employee Benefits

All of Solsys’ full-time employees, including Mr. Staley, are eligible to participate in Solsys health and welfare plans, including health and dental benefits and life insurance.

Director Compensation

For 2018, Solsys did not provide director compensation to any of its directors who will serve as directors of the combined company after the completion of the transactions.

New Staley Employment Agreement

New Misonix entered into an amended and restated employment agreement with Mr. Staley, dated May 2, 2019, contingent and effective upon the closing of the transactions, which sets forth the terms and conditions of his service as President of New Misonix. For a description of the amended and restated employment agreement see “—Description of the Employment Agreements.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF SOLSYS

Michael Koby and Paul LaViolette, current managers of Solsys, will serve on the New Misonix board upon the closing of the transactions.

On October 26, 2017, Solsys entered into a Series E preferred unit purchase agreement with each of 1315 Capital Solsys, Inc., an entity affiliated with Mr. Koby, and SV-Solsys Inc., an entity affiliated with Mr. LaViolette. The agreement provided for the purchase of 24,961,559.20 Series E preferred units by each of 1315 Capital Solsys, Inc. and SV-Solsys, Inc. at a purchase price of $0.50077 per unit, for a total purchase price of $12,500,000 each. Upon the initial closing in October 2017, each of 1315 Capital Solsys, Inc. and SV-Solsys Inc. paid $9,500,000 of the purchase price and in June 2018, each paid the balance of $3,000,000. On February 25, 2019, each of 1315 Capital Solsys, Inc. and SV-Solsys Inc. purchased an additional 2,713,262.43 Series E preferred units at a purchase price of $1,500,000 each.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF MISONIX

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of Misonix common stock, as of May 20, 2019, by (1) each individual or entity known by Misonix to beneficially own more than 5% of Misonix outstanding common stock, (2) each of Misonix’s named executive officers, (3) each of Misonix’s directors and director nominees, and (4) all of Misonix directors and Misonix executive officers as a group.

A person is a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or to direct the voting of the security, or “investment power”, which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

To Misonix’s knowledge, unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned Misonix common stock.

Securities subject to option grants that have vested or will vest within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the options, but are not deemed outstanding for calculating the percentage ownership of any other person. Percentage computations are based on 9,642,353 shares of Misonix common stock beneficially outstanding as of May 28, 2019.

Name and Address of Beneficial Owner(1)	Common Stock of Misonix, Inc. Beneficially Owned		Percent of Outstanding Shares Beneficially Owned
Directors and Named Executive Officers:
Stavros G. Vizirgianakis	1,665,328	(2)	16.4%
Patrick A. McBrayer	46,250	(3)	*
Charles Miner	115,632	(4)	1.1%
Thomas M. Patton	38,750	(5)	*
Gwendolyn A. Watanabe	*		*
Joseph P. Dwyer	29,300	(6)	*
Robert S. Ludecker	186,886	(7)	1.8%
Dan Voic	261,894	(8)	2.6%
John Salerno	10,500	(9)	*
All of Misonix’s executive officers and directors as a group, including those named above	2,354,540	(10)	23.1%

*	Indicates beneficial ownership of less than one percent of the outstanding shares of common stock of Misonix, Inc.
(1)	Except as otherwise noted, the business address of each of the named individuals in this table is c/o Misonix, Inc., 1938 New Highway, Farmingdale, New York 11735.
(2)	Includes 26,250 shares which Mr. Vizirgianakis has the right to acquire upon exercise of stock options which are exercisable within 60 days.
(3)	Includes 46,250 shares which Mr. McBrayer has the right to acquire upon exercise of stock options which are exercisable within 60 days.
(4)	Includes 86,250 shares which Dr. Miner has the right to acquire upon exercise of stock options which are exercisable within 60 days.
(5)	Includes 33,750 shares which Mr. Patton has the right to acquire upon exercise of stock options which are exercisable within 60 days.
(6)	Includes 28,000 shares which Mr. Dwyer has the right to acquire upon exercise of stock options which are exercisable within 60 days.

(7)	Includes 177,443 shares which Mr. Ludecker has the right to acquire upon exercise of stock options which are exercisable within 60 days.
(8)	Includes 122,999 shares which Mr. Voic has the right to acquire upon exercise of stock options which are exercisable within 60 days.
(9)	Includes 10,500 shares which Mr. Salerno has the right to acquire upon exercise of stock options which are exercisable within 60 days.
(10)	Includes 531,442 shares which such persons have the right to acquire upon exercise of stock options which are exercisable within 60 days.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF SOLSYS

The following table sets forth certain information with respect to the beneficial ownership of Solsys common units and the beneficial ownership of Series A preferred units, Series B preferred units, Series C preferred units, Series D preferred units and Series E preferred units, which we refer to as the Solsys preferred units, as of May 24, 2019 for:

•	each person, or group of affiliated persons, who is known by Solsys to beneficially own more than 5% of the outstanding Solsys common units or Solsys preferred units;

•	each current member of the Solsys board of managers;

•	each individual who is a named executive officer of Solsys; and

•	all of the members of the Solsys board of managers and Solsys’ executive officers as a group.

The number of Solsys common units beneficially owned, and the percentage of Solsys common units beneficially owned is based on 9,760,419.20 Solsys common units outstanding as of May 24, 2019. The number of Solsys preferred units beneficially owned, and the percentage of Solsys preferred units beneficially owned is based on 67,402,969.98 Solsys preferred units outstanding as of May 24, 2019, comprised of 3,314,401.00 Series A preferred units, 8,764,740.80 Series B preferred units, 4,676,262.88 Series C preferred units and 50,647,565.30 Series E preferred units.

Beneficial ownership is determined under SEC rules and includes sole or shared power to vote or dispose of the Solsys common units and Solsys preferred units. Except as indicated in footnotes to the table below or, where applicable, to the extent authority is shared by spouses under community property laws, the beneficial owners named in the table have, to Solsys’ knowledge, sole voting and dispositive power with respect to all Solsys common units and Solsys preferred units shown to be beneficially owned by them.

Name (1)	Number of Solsys Common Units Owned	Percentage of Solsys Common Units Owned (2)	Number of Solsys Preferred Units Owned	Percentage of Solsys Preferred Units Owned (3)
5% or greater holder
1315 Capital Solsys, Inc. (4)	—	—	25,323,782.65	37.6%
SV-Solsys Inc. (5)	—	—	25,323,782.65	37.6%
Guy G. Levy (6)	3,236,462.40	33.2%	1,008,584.80	1.5%
SuSu Levy (7)	792,085.80	8.1%	2,072,346.27	3.1%
Thomas Kerry McCarter (8)	769,643.00	7.9%	186,838.23	*

Managers and Named Executive Officers
Allan Staley	2,087,421.20	21.4%	—	—
Linwood Staub (9)	1,428,305.00	14.6%	64,218.20	*
Arti Masturzo	—	—	—	—
Michael Koby	—	—	—	—
Anthony Koblish	—	—	—	—
Greg Madden	—	—	—	—
Paul LaViolette	—	—	—	—
Thomas G. Snead, Jr. (10)	—	—	249,672.35	*
Gordon Berkstresser	—	—	—	—

All current managers and executive officers as a group (10 persons) (11)	3,515,726.20	36.0%	312,090.55	*

*	Denotes less than 1.0%

(1)	Unless otherwise indicated in the footnotes, the mailing address of the beneficial owner is c/o Solsys Medical, LLC, 11830 Canon Blvd., Suite A, Newport News, VA 23606.
(2)	Based on 9,760,419.20 Solsys common units outstanding as of May 24, 2019.
(3)

Based on 67,402,969.98 Solsys preferred units outstanding as of May 24, 2019, comprised of (i) 3,314,401.00 Series A preferred units, (ii) 8,764,740.80 Series B preferred units, (iii) 4,676,262.88 Series C preferred units and (iv) 50,647,565.30 Series E preferred units.

(4)	Represents 25,323,782.65 Series E preferred units held by 1315 Capital Solsys, Inc. The mailing address for 1315 Capital Solsys, Inc. is 2929 Walnut Street, Suite 1240, Philadelphia, PA 19104.
(5)	Represents 25,323,782.65 Series E preferred units held by S-V Solsys Inc. The mailing address for SV-Solsys Inc. is One Boston Place, 201 Washington St., Suite 3900, Boston, MA 02108.
(6)

Solsys preferred units represents (i) 112,352.60 Series A preferred units and (ii) 224,705.20 Series B preferred units held by the Guy G. and Robin C. Levy Revocable Trust, as to which Guy G. Levy and Robin C. Levy are co-trustees who share voting and dispositive power. Solsys preferred units also includes (i) 436,513.11 Series C preferred units held by Guy G. Levy and (ii) 235,013.88 Series C preferred units held by Robin C. Levy. The mailing address for Guy G. Levy, Robin C. Levy and the trust is 463 Cheshire Court, Newport News, VA 23602.

(7)

Solsys preferred units represents (i) 561,763.00 Series A preferred units, (ii) 1,379,180.40 Series B preferred units and (iii) 131,402.87 Series C preferred units held by The S. Levy Trust, as to which SuSu Levy is the trustee who holds voting and dispositive power. The mailing address for The S. Levy Trust is c/o SuSu Levy, 9755 N. 94th Place #207, Scottsdale, AZ 85258.

(8)

Solsys preferred units represents (i) 112,352.66 Series B preferred units and (ii) 74,485.57 Series C preferred units held by Mr. McCarter. The mailing address for Mr. McCarter is 504 E. Tazewells Way, Williamsburg, VA 23185.

(9)	Solsys preferred units represents 62,418.20 Series B preferred units held by Mr. Staub.
(10)	Represents (i) 124,836.20 Series B preferred units held by Snead Investments, LLC as to which Mr. Snead has voting and dispositive power and (ii) 124,836.15 Series C preferred units.
(11)	Solsys preferred units represents (i) 187,254.40 Series B preferred units and (ii) 124,836.15 Series C preferred units.

MANAGEMENT OF NEW MISONIX

Directors of New Misonix

Pursuant to the merger agreement, (i) New Misonix will take all requisite action so that (i) the members of the Misonix board serving immediately prior to the effective time of the Misonix Merger become, at the effective time of the Misonix Merger the members of the New Misonix board and (ii) at the effective time of the Solsys Merger, New Misonix’s board will consist of five members, three of whom will be designated by Misonix and two of whom will be designated by Solsys. Solsys has currently designated Michael Koby and Paul LaViolette to serve on the New Misonix board. Misonix has not yet designated the individuals to serve on the New Misonix board.

Michael Koby

Solsys has designated Mr. Michael Koby, age 46, to serve on the New Misonix board. Mr. Koby co-founded 1315 Capital in 2014. Prior to founding 1315 Capital, Mr. Koby was a Managing Director of Palm Ventures, a private-equity focused family office, where Mr. Koby led all healthcare investing from 2010 to 2014. Prior to that, Mr. Koby was an investor at Galen Partners, a healthcare growth equity investment firm, from 1997 to 1999 and from 2004 to 2010. Mr. Koby also served in business development roles with Novoste Corporation and Medtronic, Inc. between 1999 and 2002 and as a healthcare investment banking analyst at Dillon, Read & Co. from 1995 to 1997. Mr. Koby holds an MBA in Healthcare Management from The Wharton School and a BSc from Cornell University.

Paul LaViolette

Solsys has designated Mr. Paul LaViolette, age 61, to serve on the New Misonix board. In 2009, Mr. LaViolette joined SV Health Investors, a leading life sciences growth equity and venture capital firm, and has served as Managing Partner since 2014. Mr. LaViolette currently serves as Chairman of the Board of a public company, TransEnterix, Inc., a surgical robotics company, and continues to serve on the board of directors of several other early and growth stage private medical device companies. Additionally, Mr. LaViolette has served as a director of the Medical Device Manufacturers Association for the past decade and as Vice Chairman of the Innovation Advisory Board for the Partners Health System for the past five years. Prior to joining SV Health Investors, Mr. LaViolette spent nearly three decades building and leading medical device businesses. From 1994 to 2008, Mr. LaViolette served in several roles at Boston Scientific Corporation including President of Cardiology and International, Group President of Cardiovascular and Endosurgery, and Chief Operating Officer. Prior to joining Boston Scientific Corporation, Mr. LaViolette served in general management and commercial leadership roles at C.R. Bard from 1984 to 1993 and at Kendall (Medtronic) from 1980 to 1984. Mr. LaViolette holds an MBA from Boston College and a B.A. in Psychology from Fairfield University.

Chief Executive Officer of New Misonix

Mr. Stavros G. Vizirgianakis, age 48, will continue to be the Chief Executive Officer of New Misonix. Mr. Vizirgianakis became the Interim Chief Executive Officer of Misonix in September 2016 and its full-time President and Chief Executive Officer in December 2016. Mr. Vizirgianakis has a distinguished career in the medical devices field having worked for United States Surgical Corporation as director of sales for sub-Saharan Africa and later Tyco Healthcare in the capacity of General Manager South Africa. In 2006, Mr. Vizirgianakis co-founded Surgical Innovations, which has become one of the largest privately owned medical device distributors in the African region, and now part of the Johannesburg Stock Exchange listed entity Ascendis Health. In that capacity, Mr. Vizirgianakis acted as a distributor of the Company’s products. Mr. Vizirgianakis was Managing Director of Ascendis Medical from January 2014 through July 2016. Mr. Vizirgianakis also served on the board of Tenaxis Medical and is a strategic investor and advisor to numerous medical device startups and established companies in this field. Mr. Vizirgianakis has a degree in commerce from the University of South Africa.

President of New Misonix

Mr. Allan Staley, age 59, will serve as the President of New Misonix. Mr. Staley co-founded Solsys in 1999 and has served as Chief Executive Officer since May 2015. From 2007 through May 2015, Mr. Staley served as the President of Solsys and ran its day-to-day operations, including managing reports for sales, marketing, finance, quality and market access. During that time, Mr. Staley led Solsys’ approximately $45M of equity capitalization and $20M of debt capitalization to grow the business. Mr. Staley created Solsys’ business relationship with LifeNet in 2010 to market and distribute TheraSkin and led the reimbursement strategy, and its tactical execution, to secure broad reimbursement coverage for TheraSkin. Prior to 2007, Mr. Staley was a business attorney for 21 years. Mr. Staley received his J.D. from the Marshall-Wythe School of Law at the College of William & Mary and his B.S. from Randolph-Macon College.

Chief Financial Officer of New Misonix

Mr. Joseph P. Dwyer, age 63, has served as Misonix’s Chief Financial Officer since August 2017 and as Misonix’s Treasurer and Secretary since September 2017, and previously served as Interim Chief Financial Officer from September 2016 to August 2017. From June 2015 to the present, Mr. Dwyer has provided financial consulting and advisory services to various companies, through the firms Dwyer Holdings and TechCXO. Prior thereto, from November 2012 until June 2015, he was Chief Financial Officer of Virtual Piggy, Inc., a publicly-traded technology company. Prior to joining Virtual Piggy, Mr. Dwyer served as chief financial officer of OpenLink Financial, Inc., a privately held company, which provides software solutions for trading and risk management in the energy, commodity, and capital markets. During 2011 and 2012, Mr. Dwyer was a member of the board of directors and chairman of the audit committee and served as interim chief administrative officer of Energy Solutions International, Inc., a privately-held company providing pipeline management software to energy companies and pipeline operators. From 2010 through 2011, Mr. Dwyer served as chief administrative officer of Capstone Advisory Group, LLC, a privately-held financial advisory firm providing corporate restructuring, litigation support, forensic accounting, expert testimony and valuation services. Mr. Dwyer served as a consultant to Verint Systems, Inc., a software company listed on the NASDAQ Global Market, from 2009 through 2010, assisting with SEC reporting and compliance. From 2005 through 2009, Mr. Dwyer served as chief financial officer and executive vice president of AXS-One Inc., a publicly traded software company. During 2004, Mr. Dwyer served as chief financial officer of Synergen, Inc., a privately held software company providing energy technology to utilities. Prior to 2004, Mr. Dwyer also served as chief financial officer and executive vice president of Caminus Corporation, an enterprise application software company that was formerly listed on the NASDAQ National Market, chief financial officer of ACTV, Inc., a digital media company that was formerly listed on the NASDAQ National Market, and chief financial officer of Winstar Global Products, Inc., a manufacturer and distributor of hair care, bath and beauty products until its acquisition by Winstar Communications, Inc. in 1995 when Mr. Dwyer went on to serve as senior vice president, finance of Winstar Communications. Mr. Dwyer received his BBA in Accounting from the University of Notre Dame in 1978 and is licensed as a Certified Public Accountant in the State of New York.

Chief Operating Officer of New Misonix

Ms. Sharon Klugewicz, age 51, became Chief Operating Officer of Misonix in March 2019. Prior to joining Misonix, Ms. Klugewicz served from July 2018 to February 2019 as Chief Quality & Regulatory Affairs Officer for Chembio Diagnostic Systems, Inc. (“Chembio”), a manufacturer of diagnostic tests for infectious diseases. Prior to her role as Chief Quality & Regulatory Affairs Officer, Ms. Klugewicz served in various roles for Chembio, including President, Americas Region from September 2016 to June 2018, acting CEO from May 2017 to October 2017, Chief Operating Officer from May 2013 to August 2016 and Vice President, QA/QC/Technical Operations until April 2013. Prior to joining Chembio in September 2012, Ms. Klugewicz, held a number of executive positions at Pall Corporation, a world leader in filtration, separation and purification technologies, over her 21-year tenure there, including Sr. VP, Scientific & Laboratory Services, Sr. VP, Global Quality Operations in the Pall Life Sciences Division, as well as in Marketing Product Management, and Field Technical Services. Ms. Klugewicz holds an M.S. in Biochemistry from Adelphi University and a B.S. in Neurobiology from Stony Brook University.

DESCRIPTION OF NEW MISONIX’S CAPITAL STOCK

The following description of material terms of the capital stock of New Misonix is a summary of certain terms, does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation of New Misonix, which is filed as an exhibit to the registration statement to which this joint proxy and consent solicitation statement/prospectus relates and which is incorporated by reference into this joint proxy and consent solicitation statement/prospectus, and to the Bylaws of New Misonix and the applicable provisions of the Delaware General Corporation Law. In addition, the proposed amendments to the Certificate of Incorporation of New Misonix are shown in Annex B attached hereto.

Authorized Shares of Capital Stock of New Misonix

New Misonix’s authorized capital stock consists of 45,000,000 shares of common stock, par value $0.0001 per share, and 2,000,000 shares of preferred stock, par value $0.0001 per share. As of the close of business on May 28, 2019, there were 9,642,353 shares of Misonix common stock outstanding. On the closing date of the transactions, each of these shares will automatically be converted into one share of New Misonix common stock. On the closing date of the transactions, New Misonix expects to issue 5,703,082 shares of its common stock to Solsys unitholders in connection with the Solsys Merger. We expect that, immediately following the closing of the transactions, there will be a total of 15,345,435 shares of New Misonix common stock outstanding.

Common Stock

Voting Rights

Each holder of New Misonix common stock is entitled to one vote for each share on all matters to be voted on by the shareholders, including the election of directors. New Misonix shareholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a plurality of the voting shares are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of New Misonix common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by New Misonix’s board out of funds legally available for that purpose.

Liquidation

In the event of a liquidation, dissolution or winding up of New Misonix, holders of New Misonix common stock would be entitled to share ratably in the net assets remaining after payment in full of all debts and other liabilities of New Misonix and satisfaction of any liquidation preference granted to the holders of any then outstanding shares preferred stock.

Rights and Preferences

Holders of New Misonix common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to New Misonix common stock. The holders of New Misonix common stock will have and possess all rights pertaining to the capital stock of New Misonix, subject to the preferences, qualifications, limitations, voting rights and restrictions with respect to any series of preferred stock of New Misonix that may be issued with any preference or priority over the New Misonix common stock.

Fully Paid and Nonassessable

All of the outstanding shares of New Misonix common stock to be issued in connection with the transactions will be fully paid and nonassessable.

If the proposal to amend New Misonix’s Certificate of Incorporation is approved, the rights of holders of New Misonix common stock will be affected. See the section titled “Proposals Submitted to Misonix Shareholders – 3) New Misonix Charter Amendments Proposal” of this joint proxy and consent solicitation statement/prospectus for further information.

Preferred Stock

Under the terms of New Misonix’s Certificate of Incorporation, the New Misonix board is authorized,, subject to limitations prescribed by the DGCL and by New Misonix’s Certificate of Incorporation, to issue up to 2,000,000 shares of preferred stock in one or more series without further action by the holders of its common stock. The New Misonix’s board has discretion, subject to limitations prescribed by the Delaware General Corporation Law and by New Misonix’s Certificate of Incorporation, to determine the designation, powers, preferences and rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of New Misonix and may adversely affect the price of New Misonix common stock, and the voting and other rights of the holders of New Misonix common stock. Immediately after the consummation of the transactions, no shares of New Misonix preferred stock will be outstanding and New Misonix has no current plans to issue any shares of preferred stock.

Anti-Takeover Effects of Provisions of New Misonix’s Certificate of Incorporation, Bylaws and Delaware Law

Some provisions of Delaware law and New Misonix’s Certificate of Incorporation and Bylaws contain provisions that could make the following transactions more difficult: acquisition of New Misonix by means of a tender offer; acquisition of New Misonix by means of a proxy contest or otherwise; or removal of New Misonix’s incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in New Misonix’s best interests, including transactions that might result in a premium over the market price for New Misonix’s shares of common stock.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New Misonix to first negotiate with the New Misonix board. New Misonix believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure New Misonix outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

New Misonix is subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested shareholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested shareholders unless the business combination is, or the transaction in which the person became an interested shareholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested shareholder” is a person who, together with affiliates and associates, beneficially owns, or within three years prior to the determination of interested shareholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested shareholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for the New Misonix board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of New Misonix. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of New Misonix.

Classified Board; Election and Removal of Directors; Filling Directors

If the New Misonix Charter Amendments Proposal is approved, the New Misonix board will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by the New Misonix shareholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of New Misonix’s shareholders, with the other classes continuing for the remainder of their respective three-year terms. Because New Misonix shareholders do not have cumulative voting rights, New Misonix shareholders holding a majority of the shares of common stock outstanding would be able to elect all of New Misonix’s directors.

Any vacancy on New Misonix’s board, however occurring, including a vacancy resulting from an increase in the size of the board, may only be filled by a resolution of the New Misonix board. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of New Misonix, because it generally makes it more difficult for shareholders to replace a majority of the directors.

Choice of Forum

If the New Misonix Charter Amendments Proposal is approved, unless New Misonix consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: any state law derivative action or proceeding brought on New Misonix’s behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against New Misonix arising pursuant to the Delaware General Corporation Law; or any action asserting a claim against New Misonix that is governed by the internal affairs doctrine. Similarly, if the New Misonix Charter Amendments Proposal is approved, the U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The enforceability of similar choice of forum provisions has been challenged in legal proceedings, and it is possible that, in connection with such actions or any future actions, a court could find the choice of forum provision to be inapplicable or unenforceable. It is possible that a court could find that such a choice of forum provision is inapplicable for a particular claim or action or that such provisions are unenforceable.

Amendment of Certificate of Incorporation Provisions

If the New Misonix Charter Amendments Proposal is approved, the amendment of the New Misonix Bylaws would require approval by a shareholder vote by the holders of at least a 66-2/3% of the voting power of the then outstanding voting stock of New Misonix.

The provisions of the Delaware General Corporation Law and New Misonix’s Certificate of Incorporation and Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of New Misonix common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in New Misonix’s management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

COMPARISON OF SHAREHOLDER RIGHTS

New Misonix is a Delaware corporation and subject to the provisions of the DGCL. Misonix is a New York corporation and subject to New York law, including the New York Business Corporation Law (the “NYBCL”). The rights of Misonix shareholders are governed by Misonix’s restated Certificate of Incorporation, as amended by the certificate of amendment, dated May 7, 2018 (the “Misonix charter”), and Misonix’s by-laws, as amended and restated on September 29, 2014 (the “Misonix Bylaws”). Solsys is a Delaware limited liability company and subject to Delaware law, including the Delaware Limited Liability Act. The rights of Solsys unitholders are governed by the Solsys Operating Agreement. The rights of the New Misonix shareholders are governed by the New Misonix Certificate of Incorporation and the New Misonix Bylaws.

The following description summarizes the material differences between the rights associated with Misonix common stock, New Misonix common stock and Solsys common units that may affect Misonix shareholders and Solsys unitholders who receive shares of New Misonix common stock in connection with the transactions.

Although New Misonix, Misonix and Solsys believe that this summary covers the material differences between the rights of the three groups of shareholders and unitholders, this summary may not contain all of the information that is important to you and does not purport to be a complete discussion of shareholders’ and unitholders’ rights. The identification of specific differences is not intended to indicate that other differences do not exist.

You are urged to read carefully the relevant provisions of the DGCL and the NYBCL, as well as the Misonix Charter, the Misonix Bylaws, the New Misonix Certificate of Incorporation, the New Misonix Bylaws and the Solsys operating agreement, copies of which have been filed with the SEC. The New Misonix Certificate of Incorporation and the New Misonix Bylaws are incorporated by reference into this joint proxy and consent solicitation statement/prospectus,. See “Where You Can Find More Information and Incorporation of Certain Documents By Reference.”

Shareholder/Unitholder Right	New Misonix, Inc. (DE)	Misonix, Inc. (NY)	Solsys Medical, LLC (DE)
Article I. Amendment of the Certificate of Incorporation or Operating Agreement

Article II. The DGCL generally permits the adoption of amendments to the Certificate of Incorporation if those amendments are approved and declared advisable by the board of directors of the corporation and adopted by the holders of a majority of the outstanding shares of stock of the corporation, unless the Certificate of Incorporation requires a greater vote.

Article III. The New Misonix Certificate of Incorporation permits amendments to the New Misonix Certificate of

		Article IV. The NYBCL generally permits the adoption of amendments to the Certificate of Incorporation if those amendments are approved by the vote of the board of directors and by the affirmative vote of at least a majority of the outstanding shares of stock of the corporation, unless the Certificate of Incorporation requires a greater vote, which the Misonix charter does not.	Article V. The Solsys Operating Agreement permits amendments to the Solsys Operating Agreement with the consent of the members of Solsys owning more than 55% of the Series E Preferred units owned by all such members (the “Solsys Series E Preferred Members”). Notwithstanding the foregoing, (a) the consent of the members of Solsys owning more than 50% of the common units, Series A Preferred units, Series B Preferred

Shareholder/Unitholder Right	New Misonix, Inc. (DE)	Misonix, Inc. (NY)	Solsys Medical, LLC (DE)
	Incorporation in the manner prescribed by statute as of the date thereof or thereafter.		units, Series C Preferred units and Series D Preferred units, on an aggregate basis, voting or consenting as a single class, is required in the case of any amendment which would amend or in any way modify any of the provisions of Section 6.2 of the Solsys Operating Agreement or adversely affect such members disproportionately as compared to the Solsys Series E Preferred Members; (b) the consent of each of 1315 Capital, L.P. and SV-Solsys Inc. is required in the case of any amendment to Section 7.10, Section 7.11 and Section 12.4(b) of the Solsys Operating Agreement; and (c) the Solsys Operating Agreement may not be amended or modified in any manner that would violate the terms of Section 8 of the Amended and Restated Warrant dated October 1, 2012 (as amended) issued by Solsys to Skin Wound and Allograft Institute, LLC without the prior written consent of Skin Wound and Allograft Institute, LLC or in any

Shareholder/Unitholder Right	New Misonix, Inc. (DE)	Misonix, Inc. (NY)	Solsys Medical, LLC (DE)

manner that would violate the terms of Section 9 of the Amended and Restated Warrant dated as of May 10, 2017 (as amended) issued by Solsys to SWK Funding LLC without the prior written consent of SWK Funding LLC.

Article VI. Notwithstanding the foregoing, the officers of Solsys are authorized to amend and modify Schedule A of the Solsys Operating Agreement in connection with the issuance of any additional units in accordance with the terms of the Solsys Operating Agreement, or the forfeiture of any units in accordance with the terms of the Series E Preferred unit Purchase Agreement dated October 26, 2017 between Solsys and the Solsys Series E Preferred Members party thereto.

Article VII. Amendment of the Bylaws	Article VIII. Under the New Misonix Certificate of Incorporation and the New Misonix Bylaws, the New Misonix board is expressly authorized to make, amend or repeal the New Misonix Bylaws, New Misonix shareholders are expressly authorized to	Article X. The Misonix Bylaws may be amended, altered, changed, added to or repealed by the affirmative vote of the holders of a majority of the outstanding shares of capital stock of Misonix entitled to vote at an election of directors	Article XII. Not applicable.

Shareholder/Unitholder Right	New Misonix, Inc. (DE)	Misonix, Inc. (NY)	Solsys Medical, LLC (DE)

amend or repeal the New Misonix Bylaws w by the affirmative vote of the holders of a majority of the outstanding capital stock entitled to vote thereon.

Article IX. If the New Misonix Charter Amendments Proposal is approved. holders of a majority of the outstanding shares would be authorized to amend the New Misonix Bylaws, provided that a vote of the holders of two-thirds of the outstanding shares would be required to amend the New Misonix Bylaws if the amendment was not approved by a majority of the New Misonix board.

(considered for this purpose as one class).

Article XI. Additionally, except as otherwise provided in the Misonix charter, the Misonix board of directors, at any regular or at any special meeting, by a majority vote of the whole board, may amend, alter, change, add to or repeal the Misonix Bylaws, provided that such amendments are not inconsistent with any Bylaws adopted by the shareholders, and provided further that if any bylaw regulating an impending election of directors is adopted or amended or repealed by the board, there shall be set forth in the notice of the next shareholders meeting for the election of directors the Bylaws so adopted or amended or repealed, together with a concise statement of the changes made.

Article XIII. Authorized Capital Stock

Article XIV. Under the New Misonix Certificate of Incorporation, the total number of shares of capital stock which New Misonix is authorized to issue is 47,000,000 shares, consisting of (1) 45,000,000 shares of common stock, each having a par value of $0.0001; and (2) 2,000,000 shares of preferred stock, each having a par value of $0.0001.

Article XV.

		Article XVI. Under the Misonix charter, the total number of shares of capital stock which Misonix has the authority to issue is 42,000,000 shares, consisting of (1) 40,000,000 shares of common stock, each having a par value of $0.01, and (2) 2,000,000 shares of preferred stock, each having a par value of $.01. As of May 28, 2019, there were 9,642,353 shares of Misonix common stock outstanding and no	Article XVII. The Solsys Operating Agreement designates common units, Series A Preferred units, Series B Preferred units, Series C Preferred units, Series D preferred units, Series E Preferred units and Series F Units.

Shareholder/Unitholder Right	New Misonix, Inc. (DE)	Misonix, Inc. (NY)	Solsys Medical, LLC (DE)
shares of Misonix preferred stock outstanding.

Article XVIII. Preferred Stock	Article XIX. The New Misonix Certificate of Incorporation expressly authorizes the New Misonix board, subject to limitations prescribed by law and the provisions of the New Misonix Certificate of Incorporation, to provide for the creation and issuance from time to time in one or more series of any number of shares of preferred stock and, by filing a certificate pursuant to the DGCL, to establish the number of shares to be included in each such series, and to fix the designation, relative rights, preferences, qualifications and limitations of the shares of each such series.	Article XX. The Misonix charter expressly authorizes the Misonix board, subject to limitations prescribed by law and the provisions of the Misonix charter, to provide for the issuance of preferred stock in one or more series and, by filing a certificate pursuant to the NYBCL, to establish the number of shares to be included in each such series, and to fix the designation, relative rights, preferences and limitations of the shares of each such series.	Article XXI. The Solsys Operating Agreement permits the Solsys board of managers to issue units or other interests with rights and economic terms superior to existing units and interests in one or more classes or series and the Solsys members consent and agree to any amendments to the Solsys Operating Agreement in connection with the admission of additional members in accordance with the terms of the Solsys Operating Agreement.

Article XXII. Voting or Consent Rights	Article XXIII. Under the New Misonix Certificate of Incorporation, subject to the rights of the holders of any series of preferred stock, each holder of New Misonix common stock is entitled to one vote on each matter submitted to a vote at a meeting of stockholders for each share of common stock held of record by such holder as of the record date for the meeting The New Misonix Bylaws provide when a quorum is present at any meeting of shareholders, the	Article XXIV. Under the Misonix charter, subject to the voting rights of any other class or series of securities as may be granted pursuant to the Misonix charter or the NYBCL, voting rights shall vest exclusively in the holds of Misonix common stock. Each Misonix common shareholder has one vote for each share of such held. Except as otherwise provide by law, by the Misonix charter, by other certificate filed pursuant to law or by the Misonix bylaws, votes on any	Article XXVI. The Solsys Operating Agreement provides that the consent of the Solsys Series E Preferred Members owning more than 55% of the Series E Preferred units owned by all of the Solsys Series E Preferred Members is required to take or cause any of the following actions to be taken: (i) liquidate, dissolve or wind-up the business and affairs of Solsys or any subsidiary of Solsys;

Shareholder/Unitholder Right	New Misonix, Inc. (DE)	Misonix, Inc. (NY)	Solsys Medical, LLC (DE)
affirmative vote of a majority of the votes properly cast on the matter (excluding abstentions and broker non-votes) will be the act of the shareholders with respect to all matters other than the election of directors (who will be elected by a plurality of all votes properly case), except where a larger vote is required by the New Misonix Bylaws, the New Misonix Certificate of Incorporation, a certificate of designation relating to New Misonix preferred stock, or by law. The right to cumulate votes in the election of directors does not exist with respect to shares of New Misonix common stock.

matters coming before any meeting of shareholders will be decided by the vote of the holders of a majority of the shares represented at such meeting in person or by proxy, and entitled to vote on the specific matter.

Article XXV. The Misonix Bylaws require directors to be elected by the affirmative vote of a plurality of the votes cast in favor of or against such election. The right to cumulate votes in the election of directors does not exist with respect to shares of Misonix common stock.

(ii) amend, modify or terminate the Solsys Operating Agreement or any of the organizational documents and/or organizational instruments governing Solsys or any subsidiary of Solsys; (iii) create or authorize the creation of or issue any new interest, units or other equity securities having rights, preferences or privileges senior to or on parity with the Series E Preferred units; (iv) purchase or redeem or pay any dividend on any interest, units or other equity securities issued prior to the Series E Preferred units, subject to certain exceptions; (v) incur, or permit or cause any subsidiary to incur, debt in an aggregate amount in excess of $500,000 subject to certain exclusions described in the Solsys Operating Agreement; (vi) create or hold equity interests in any subsidiary that is not a wholly-owned subsidiary or dispose of any equity interests or all or substantially all of the assets of any subsidiary; (vii) increase or decrease the size of the Solsys board of

Shareholder/Unitholder Right	New Misonix, Inc. (DE)	Misonix, Inc. (NY)	Solsys Medical, LLC (DE)
managers; (viii) effect any firm commitment underwritten public offering of the capital stock of the entity that Solsys is converted into or is formed to effectuate a public offering of Solsys’ securities other than such an offering pursuant to the Securities Act with total proceeds of not less than $50,000,000 (not deducting underwriter commissions or expenses) at a price per share of not less than two times the purchase price paid by a Solsys Series E Preferred Member for a Series E Preferred unit (as adjusted) as of immediately prior to the date of such qualified offering; (ix) authorize or make any capital expenditures (including expenditures under capitalized leases) that are more than ten percent (10%) in excess of the annual budget approved by the Solsys board of managers; (x) sell, lease, transfer, exclusively license or otherwise dispose, in a single transactions or series of related transactions, by Solsys or any subsidiary of any material assets of Solsys or any of its

Shareholder/Unitholder Right	New Misonix, Inc. (DE)	Misonix, Inc. (NY)	Solsys Medical, LLC (DE)
subsidiaries except where such sale, lease, transfer, exclusive license or other disposition is to a wholly-owned subsidiary of Solsys; (xi) effect or enter into any agreement to effect any acquisition of the equity interests or all or substantially all of the assets of another person; (xii) make any loan or advance to, or own any equity interests or other securities of, any subsidiary or other person (other than wholly-owned subsidiaries); (xiii) hire or terminate employees with annual base compensation (excluding commissions) in excess of $150,000, subject to certain exceptions; (xiv) make any loans or advances to any employee or manager except in the ordinary course of business or under the terms of an employee stock or option plan approved by the Solsys board of managers; (xv) guarantee any indebtedness except for trade accounts of Solsys or any subsidiary arising in the ordinary course of business; (xvi) make any investment inconsistent with any investment policy

Shareholder/Unitholder Right	New Misonix, Inc. (DE)	Misonix, Inc. (NY)	Solsys Medical, LLC (DE)

approved by the Solsys board of managers; or (xvii) change the principal business of Solsys, enter new lines of business, or exit the business.

Article XXVII. The Solsys Operating Agreement provides that the consent of the Solsys members owning more than 50% of the common units, Series A Preferred units, Series B Preferred units, Series C Preferred units and Series D Preferred units, on an aggregate basis, voting or consenting as a single class, is required to take or cause to be taken: (i) the actions contemplated by clause (i) in the previous sentence solely with respect to a “Liquidation Event” that is not a “Qualified Sale” (as such terms are defined in the Solsys Operating Agreement); (ii) clause (ii) in the previous sentence solely to the extent such amendment would amend or in any way modify any of the provisions of Section 6.2(b) of the Solsys Operating Agreement or adversely affect such members

Shareholder/Unitholder Right	New Misonix, Inc. (DE)	Misonix, Inc. (NY)	Solsys Medical, LLC (DE)
disproportionately as compared to the Solsys Series E Preferred Members; (iii) clause (iii) in the previous sentence solely as it relates to interests or units or other equity securities having rights, preferences or privileges senior to or on parity with any of the units held by such members; (iv) clause (v) in the previous sentence solely as it relates to a debt financing with an affiliate of Solsys unless such debt financing is on terms no less favorable to such affiliate as would be received by an independent third party in an arm’s length transactions; (v) clause (vii) in the previous sentence; and (vi) clause (xvii) in the previous sentence.

Article XXVIII. Number and Classification of the Board of Directors or Board of Managers

Article XXIX. The New Misonix Certificate of Incorporation provides that the number of New Misonix directors will be fixed exclusively by resolution of a majority of the entire board.

Article XXX. The New Misonix board is not divided into classes. If the Charter Amendments Proposal is approval, the New Misonix board will be divided into three

Article XXXI. The Misonix charter provides that the board of directors of Misonix will consist of no less than 3 directors and no more than 7 directors, the exact number of directors to be determined from time to time by resolution of a majority of the entire board of directors; provided however that the number of directors shall be increased beyond the foregoing limit to the extent required, in the

Article XXXIII. The Solsys Operating Agreement provides that the board of managers is comprised of 8 Managers, which number may be increased or decreased by amendment to the Solsys Operating Agreement.

Article XXXIV. The Solsys Operating Agreement provides

Shareholder/Unitholder Right	New Misonix, Inc. (DE)	Misonix, Inc. (NY)	Solsys Medical, LLC (DE)
classes with staggered three-year terms.

event that (and for so long as) the holders of any preferred stock of Misonix, voting as a separate class or series under any provisions of the Misonix charter are entitled to elect any director.

Article XXXII. The Misonix board is not divided into classes.

that the managers are appointed as follows:

Article XXXV.1) Four managers appointed by the Solsys Series E Preferred Members owning more than 55% of the Series E preferred units owned by all such members, with one such manager having requisite industry experience, and each of 1315 Capital, L.P. and SV-Solsys Inc. appointing two of such managers;

Article XXXVI.2) Three managers (one of whom shall have requisite industry experience) appointed by the consent of members of Solsys owning more than 50% of the common units, Series A Preferred units, Series B Preferred units, Series C Preferred units and Series D Preferred units, on an aggregate basis, voting or consenting as a single class; and

Article XXXVII.3) One manager appointed by LifeNet, subject to certain conditions set forth in the Solsys Operating Agreement.

Article XXXVIII. Election of Directors or Board of Managers	Article XXXIX. The New Misonix Bylaws provide that directors are	Article XL. The Misonix bylaws provide that directors are elected by	Article XLI. The Solsys Operating Agreement provides

Shareholder/Unitholder Right	New Misonix, Inc. (DE)	Misonix, Inc. (NY)	Solsys Medical, LLC (DE)
	elected by a plurality of the shares of voting stock validly cast.	the vote of a plurality of the votes cast.	that the managers of Solsys are elected in the manner set forth above (See “Number and Classification of the Board of Directors or Board of Managers”).

Article XLII. Removal of Directors or Managers	Article XLIII. Under the DGCL, directors may be removed, with or without cause, by the holders of a majority of the shares of capital stock of New Misonix entitled to vote generally in the election of directors, voting together as a single class. Unless the certificate of incorporation provides others, under the DGCL, if a corporation’s board of directors is classified (as would be the case for New Misonix if the Charter Amendments Proposal is approved), the shareholders may only remove a director for cause.	Article XLIV. The Misonix charter provides that no director may be removed except (i) for cause by the vote of (A) the holders of at least a majority of the outstanding shares of capital stock of Misonix entitled to vote at an election of directors or (B) a majority of the entire board or (ii) without cause by the majority vote of the holders of the outstanding shares of capital stock entitled to vote at an election of directors, provided that the foregoing shall not apply to any directors elected by holders of any preferred stock of Misonix voting as a separate class or series under any provisions of the Misonix charter, which directors may be removed only as provided in the provided in the Misonix charter relating to any such preferred stock.	Article XLV. The Solsys Operating Agreement provides that in the event that any person entitled to designate one or more managers of Solsys ceases to be so entitled, then the applicable manager or managers may be removed or replaced by the vote or written consent of the members of Solsys owning more than 50% of the common units, Series A Preferred units, Series B Preferred units, Series C Preferred units, Series D Preferred units and Series E Preferred units, on an aggregate basis, voting or consenting together as a single class.

Article XLVI. Vacancies on the Board of Directors or Board of Managers	Article XLVII. The New Misonix Certificate of Incorporation provides that, subject to the rights, if any, of the holders of any series of preferred stock to elect additional	Article XLVIII. The Misonix Bylaws provide that any vacancy in the Misonix board, whether caused by resignation, death, increase in the number of directors,	Article XLIX. The Solsys Operating Agreement provides that in the event of a vacancy in the Solsys board of managers, such vacancy shall be

Shareholder/Unitholder Right	New Misonix, Inc. (DE)	Misonix, Inc. (NY)	Solsys Medical, LLC (DE)
	directors under circumstances specified in a certificate of designation, newly created directorships resulting from any increase in the number of directors and any vacancies in the board, whether caused by death, resignation, disqualification, removal or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by a sole remaining director. Any director elected by the board to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor has been elected and qualified.	disqualification or otherwise, may be filled by a majority of the directors then in office after the vacancy has occurred, although less than a quorum (except that a vacancy created by the removal of a director by shareholders for cause or without cause may be filled by the shareholders at the meeting at which the director is removed or, if not so filled, then by the remaining directors) and provided that any vacancies with respect to directors elected by holders of any preferred stock of Misonix voting as a separate class or series under any provisions of the Misonix charter shall be filled as provided in the provisions of the Misonix charter relating to any such preferred stock. Any director elected by the Misonix board to fill a vacancy shall hold office until the next meeting of shareholders at which the election of directors is in the regular order of business, and until his successor has been elected and qualified. At such meeting, if the term of the class in which such director has been elected does not then expire, the shareholders shall elect a director to fill the unexpired term.	filled by vote of the applicable appointing party pursuant to the terms of the Solsys Operating Agreement.

Article L. Annual Meetings	Article LI. The New Misonix Bylaws provide that annual meetings of	Article LIII. The Misonix Bylaws provide that an annual meetings of	Article LV. Pursuant to the Solsys Operating

Shareholder/Unitholder Right	New Misonix, Inc. (DE)	Misonix, Inc. (NY)	Solsys Medical, LLC (DE)

shareholders will be held each year on such date as the New Misonix board, from time to time, shall determine, for the purpose of electing directors and transacting such other business as may properly come before the meeting.

Article LII. Annual meetings shall be held at such place within or without the State of Delaware as may be fixed from time to time by the board of directors and all as stated in the notice of the meeting.

shareholders will be held each year on such date as the Misonix board, from time to time, shall determine, for the purpose of electing directors and transacting such other business as may properly come before the meeting.

Article LIV. Annual meetings shall be held at such place within or without the State of New York as may be fixed from time to time by the board of directors and all as stated in the notice of the meeting.

Agreement, an annual meeting of the members may be held during each calendar year (i) at such location either within or without the State of Delaware, time and date as designated by the Solsys board of managers or (ii) by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting. At each such annual meeting, the Solsys members may consider any amendments to the Solsys Operating Agreement, the election of the Solsys board of managers in accordance with the terms of the Solsys Operating Agreement and any other matters affecting the business of Solsys which may be raised by a member.

Article LVI. Special Meetings	Article LVII. The New Misonix Certificate of Incorporation provides that special meetings of shareholders may be called only by (1) a majority of the total number of directors that New Misonix would have if there were no	Article LIX. The Misonix Bylaws provide that special meetings of shareholders may be called by (1) the Misonix board, (2) the Chairman of the Misonix board, (3) the President of Misonix, (4) or upon the written request of	Article LX. Pursuant to the Solsys Operating Agreement, special meetings of members, for any purpose or purposes, may be called by any manager or upon the consent of the

Shareholder/Unitholder Right	New Misonix, Inc. (DE)	Misonix, Inc. (NY)	Solsys Medical, LLC (DE)

vacancies on the New Misonix board, and (2) shareholders holding 50% of the stock of New Misonix generally entitled to vote generally in the election of directors.

Article LVIII. If the Charter Amendments Proposal is approved, shareholders will no longer be permitted to call special meetings.

		shareholders holding a majority in amount of the shares issued and outstanding.	members of Solsys owning more than 50% of the common units, Series A Preferred units, Series B Preferred units, Series C Preferred units, Series D Preferred units and Series E Preferred units, on an aggregate basis, voting or consenting together as a single class. Such request must state the purpose or purposes of the proposed special meeting. Notification of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called must be given by reputable next-day courier or email not less than 72 hours before the date of the meeting to each member.

Article LXI. Action by Written consent

Article LXII. The New Misonix Certificate of Incorporation provides that any action required or permitted to be taken by the shareholders of New Misonix may be taken either at a duly called annual or special meeting of shareholders or without a meeting by written consent.

Article LXIII. If the New Misonix Charter Amendments Proposal is approved, shareholders

		Article LXIV. The Misonix charter provides that any action that may be taken by vote may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of all the outstanding shares entitled to vote thereon or signed by such lesser number of holders as may be provided for in the Misonix charter.	Article LXV. Pursuant to the Solsys Operating Agreement, any action required or permitted to be taken at any annual or special meeting of members, may be taken without a meeting, without prior notification and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by

Shareholder/Unitholder Right	New Misonix, Inc. (DE)	Misonix, Inc. (NY)	Solsys Medical, LLC (DE)
	will not be allowed to act by written consent.		members (excluding any members holding Series F Units) having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all members (excluding any members holding Series F Units) were present and voted.

Article LXVI. Dividends	Article LXVII. The DGCL provides that, the directors of a corporation may, subject to any restrictions contained in its certificate of incorporation, declare and pay dividends upon the shares of its capital stock either (i) out of surplus or (ii) the case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Subject to the rights of any other class or series of stock, the holders of shares of common stock shall be entitled to receive, if and when declared by the New Misonix board, out of the assets of the New Misonix legally available therefor such dividends as may be declared from time to time by the New Misonix board.

Article LXVIII. The NYBCL provides that a corporation may declare and pay dividends on its outstanding shares except when the corporation is insolvent or would be made insolvent as a result of the dividend.

Article LXIX. The Misonix charter provides that subject to the rights of any other class or series of stock, the holders of shares of common stock shall be entitled to receive, when and as declared by the Misonix board, out of the assets of the Misonix legally available therefor such dividends as may be declared from time to time by the Misonix board.

Article LXX. The Solsys Operating Agreement provides that except for tax distributions governed by Section 8.2 of the Solsys Operating Agreement, distributions of “Net Cash Flow” as defined in the Solsys Operating Agreement are made in the sole discretion of the Solsys board of managers and are to be made to the members (other than the members holding Series F Units) pro rata based on their respective percentage interest, which is based on the number of all units (regardless of class) held by a member divided by the number of units (regardless of class) outstanding, subject to certain exceptions provided in the Solsys Operating Agreement.

Shareholder/Unitholder Right	New Misonix, Inc. (DE)	Misonix, Inc. (NY)	Solsys Medical, LLC (DE)

Article LXXI. State Antitakeover Statute	Article LXXII. New Misonix is subject to Section 203 of the DGCL, which regulates corporate takeovers and generally prohibits a publicly-held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the time the person became an interested shareholder, unless (with certain exceptions) the business combination or the transactions in which the person became an interested shareholder is approved in a prescribed manner.	Article LXXIII. Misonix is subject to Section 912 of the NYBCL, which regulates business combinations and generally prohibits an interested shareholder, defined generally as a person beneficially owning 20% or more of a corporation’s outstanding voting stock, from engaging in a business combination with the corporation for five years after first becoming an interested shareholder, unless the board of directors approves the business combination or the transactions resulting in such person becoming an interested shareholder. After the five year period, the interested shareholder and the corporation may engage in a business combination if the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder or if certain fair price requirements are met.	Article LXXIV. Not applicable.

Article LXXV. Shareholder Rights Plan	Article LXXVI. New Misonix does not maintain a shareholder rights plan.	Article LXXVII. Misonix does not maintain a shareholder rights plan.	Article LXXVIII. Not applicable.

Article LXXIX. Limitation of Personal Liability of Directors or Managers	Article LXXX. To the full extent permitted by the DGCL and other applicable law now or hereafter in effect, the New Misonix Certificate of Incorporation provides that no New Misonix	Article LXXXI. The Misonix charter provides that Misonix is permitted to indemnify, and advance expenses to, any officer, director or other person to the fullest extent from time to time	Article LXXXII. The Solsys Operating Agreement provides that no manager, member, affiliate of a member or any “tax matters member” of Solsys is liable for

Shareholder/Unitholder Right	New Misonix, Inc. (DE)	Misonix, Inc. (NY)	Solsys Medical, LLC (DE)
	director shall be personally liable to New Misonix or any of its shareholders for or with respect to any breach of a fiduciary duty or other act or omission as a director of New Misonix.	permitted by law, and, to the extent consistent therewith will indemnify or advance expenses to any such officer, director or other person to the fullest extent required by or pursuant to any present or future by-law of Misonix, agreement approved by the Misonix board, or resolution of shareholders or directors. Directors will not be personally liable to Misonix or its shareholders for damages for any breach of duty as a director; provided that, except (i) if a judgment or final adjudication adverse to the director establishes that (A) the director’s acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, (B) the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled, or (C the director’s acts violated Section 719 of the NYBCL	any loss, claim or liability incurred by reason of any act or omission performed or omitted by such person, provided that: such person is liable for any loss, claim or liability incurred by reason of such person’s (i) breach of duty of loyalty solely in his or her capacity as a manager or officer of Solsys, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation or law, (iii) derivation of an improper personal benefit solely in his or her capacity as a manager or officer of Solsys from Solsys, or (iv) actions that result in an obligation of such person, in his, her or its capacity as a member, to indemnify other members under Section 12.6 of the Solsys Operating Agreement.

Article LXXXIII.	Article LXXXIV.	Article LXXXV.	Article LXXXVI.

Article LXXXVII. Business Opportunities	Article LXXXVIII. Under Delaware law, the officers, directors and other fiduciaries of a corporation are not permitted to divert business opportunities from the corporation for their own benefit without board approval. Section 122 of the DGCL	Article XC. Under New York law, the officers, directors and other fiduciaries of a corporation are not permitted to divert business opportunities from the corporation for their own benefit without board approval.	Article XCII. Under Delaware common law, managers are not permitted to divert corporate opportunities from Solsys for their own approval, subject to certain exceptions articulated by Delaware case law.

Shareholder/Unitholder Right	New Misonix, Inc. (DE)	Misonix, Inc. (NY)	Solsys Medical, LLC (DE)

permits, however, a corporation to renounce its interest in certain types of corporate opportunities by providing so in its Certificate of Incorporation.

Article LXXXIX. Neither New Misonix’s Certificate of Incorporation nor its Bylaws includes any provision renouncing or otherwise modifying the applicability of this general rule.

Article XCI. Neither Misonix’s charter nor its Bylaws includes any provision renouncing or otherwise modifying the applicability of this general rule.

Article XCIII. Exclusive Forum

Article XCIV. Neither New Misonix’s Certificate of Incorporation nor its Bylaws contains any restrictions with respect to the venue in which a shareholder may bring an action.

Article XCV. If the New Misonix Charter Amendments Proposal is approved, the New Misonix Certificate of Incorporation will mandate that the Court of Chancery of the State of Delaware will be the exclusive forum for various actions that may be brought against New Misonix, its officers, or directors.

		Article XCVI. Neither Misonix’s charter nor its Bylaws contains any restrictions with respect to the venue in which a shareholder may bring an action.	Article XCVII. The Solsys Operating Agreement provides that in the event of a breach of the Operating Agreement, each member, manager or officer of Solsys agrees to bring any action in the state or federal courts located in Wilmington, Delaware.

FUTURE SHAREHOLDER PROPOSALS

Eligibility to Submit a Proposal

Under Rule 14a-8 promulgated under the Exchange Act, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of our common stock entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

Inclusion in Next Year’s Proxy Statement

A shareholder who desires to have his or her proposal included in Misonix’s proxy statement for its annual meeting of shareholders to be held in 2020 must deliver the proposal to Misonix’s principal executive offices (at the address noted above) no later than the close of business on November 26, 2019. A shareholder who desires to have his or her proposal included in New Misonix’s proxy statement for its annual meeting of shareholders to be held in 2020 must deliver the proposal to New Misonix’s principal executive offices (at the address noted above) no later than the close of business on November 26, 2019.

Presentation at Meeting

Rule 14a-4(c) under the Exchange Act provides that if a proponent of a proposal fails to notify us at the address above at least 45 days prior to the month and day of mailing of the prior year’s proxy statement (or any date specified in an advance notice provision), then the management proxy holders will be allowed to use their discretionary voting authority with respect to the voting of proxies when the proposal is presented at the meeting, without any discussion of the matter in the proxy statement. With respect to New Misonix’s 2020 annual meeting of shareholders, if we are not provided notice of a shareholder proposal, which the shareholder has not previously sought to include in our proxy statement, by February 9, 2020, the management proxy holders will be allowed to use their discretionary authority with respect to the voting of proxies.

LEGAL MATTERS

The validity of the shares of New Misonix common stock to be issued pursuant to the merger agreement will be passed upon by Jones Day, counsel to Misonix. The material U.S. federal income tax consequences relating to the transactions will be passed upon for Misonix by Jones Day and for Solsys by Greenberg Traurig, P.A., Fort Lauderdale, Florida, counsel to Solsys.

EXPERTS

Misonix

The financial statements and schedule of Misonix as of June 30, 2018 and for the year ended June 30, 2018 and management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2018 incorporated by reference in this joint proxy and consent solicitation statement/prospectus have been so included in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm (the report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the company’s internal control over financial reporting as of June 30, 2018) incorporated by reference herein, given on the authority of said firm as experts in auditing and accounting.

The audit report covering the June 30, 2018 financial statements refers to a change in the method of accounting for stock-based compensation in fiscal 2018 due to the adoption of Accounting Standards Update No. 2016-09 “Compensation – Stock Compensation (Topic 718)”.

The financial statements of Misonix as of June 30, 2017 and for the years ended June 2017 and 2016 incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Solsys

The financial statements included in this joint proxy and consent solicitation statement/prospectus as of and for the years ended December 31, 2018 and 2017 have been audited by PBMares, LLP, an independent registered public accounting firm. The financial statements have been so included in reliance upon the report of PBMares, LLP, an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

APPRAISAL RIGHTS

Misonix

Misonix shareholders will not have appraisal rights under the New York Business Corporation Law with respect to the Misonix Merger.

Solsys

Solsys unitholders will not have appraisal rights under Delaware law in connection with the Solsys Merger.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Misonix to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about the companies and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the SEC by Misonix (file number: 001- 10986)

•	Annual Report on Form 10-K for our fiscal year ended June 30, 2018,

•	Annual Proxy Statement on Schedule 14A for Misonix’s Annual Meeting of Shareholders Held May 7, 2019;

•	Quarterly Reports on Form 10-Q for the quarters ended September 30, 2018, December 31, 2018 and March 31, 2019;

•

Current Reports on Form 8-K filed July 19, 2018, January 22, 2019, March  5, 2019, May  2, 2019 (other than the portions of those documents not deemed to be filed), May 6, 2019 (other than the portions of those documents not deemed to be filed), May 8, 2019 and May 21, 2019 and Form 8-K/A filed August 7, 2018; and

•

The description of our common stock contained in our Registration Statement on Form 8-A filed on January 22, 1992 and all amendments or reports filed by us for the purpose of updating those descriptions.

A copy of each of the documents listed above is being mailed with this joint proxy and consent solicitation statement/prospectus. In addition, Misonix is incorporating by reference any documents it may file under Section 13(a), 13(c) 14 or 15(d) of the Exchange Act after the date of this document and prior to the date of the special meeting of the Misonix shareholders, provided, however, that Misonix is not incorporating by reference any information furnished (but not filed), except as otherwise specified herein. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for the purposes of this joint proxy and consent solicitation statement/prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy and consent solicitation statement/prospectus.

Misonix files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Misonix files with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information” on page [●] of this document.

Misonix has not authorized anyone to give any information or make any representation about the mergers that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

WHERE YOU CAN FIND MORE INFORMATION

Misonix files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers, including Misonix, who file electronically with the SEC. The address of that site is http://www.sec.gov. Misonix’s SEC filings are also available over the Internet under the heading “Investor Relations” on Misonix’s corporate website at http://www.misonix.com. By referring to Misonix’s website and the SEC’s website, Misonix does not incorporate such websites or its contents into this joint proxy and consent solicitation statement/prospectus. The shares of Misonix common stock will be listed on the Nasdaq under the trading symbol of “MSON.”

Misonix has appointed MacKenzie Partners as proxy solicitor for the joint proxy and consent solicitation statement/prospectus. Any questions about the merger, requests for additional copies of documents or assistance voting your Misonix shares may be directed to MacKenzie Partners by telephone toll-free at 1-800-322-2885, Monday through Friday (except bank holidays), between 8:00 a.m. and 8:00 p.m., Eastern time, or by email at proxy@mackenziepartners.com.

INDEX TO FINANCIAL STATEMENTS

SOLSYS MEDICAL, LLC

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Solsys Medical, LLC

Newport News, Virginia

Report on the Financial Statements

We have audited the accompanying financial statements of Solsys Medical, LLC (the Company), which comprise the balance sheets as of December 31, 2018 and 2017, the related statements of operations, changes in members’ deficit and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ PBMares, LLP

Newport News, Virginia

April 11, 2019

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

BALANCE SHEETS

	December 31,
	2018	2017
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$819,442	$6,124,918
Accounts receivable, net of allowance for doubtful accounts	3,887,215	918,634
Inventory	19,371	10,023
Prepaid expenses	303,952	162,906

Total current assets	5,029,980	7,216,481

PROPERTY AND EQUIPMENT
Computer equipment and software	75,075	54,275
Machinery and equipment	753,145	507,159
Furniture and fixtures	54,131	46,416
Leasehold improvements	27,736	27,736

	910,087	635,586
Less accumulated depreciation	548,703	452,453

Total property and equipment	361,384	183,133

Total assets	$5,391,364	$7,399,614

See Notes to Financial Statements.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

BALANCE SHEETS, (CONTINUED)

	December 31.
	2018	2017
LIABILITIES AND MEMBERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable	$1,197,837	$301,618
Accrued sales commissions	1,394,195	776,436
Accrued interest	277,749	236,501
Accrued exit fee	436,041	352,608
Current maturities of notes payable, net of unamortized debt issuance costs	889,490	—
Accrued expenses	170,090	—

Total current liabilities	4,365,402	1,667,163

LONG-TERM LIABILITIES
Notes payable, net of unamortized debt issuance costs, less current maturities	14,029,118	14,872,469

MEMBERS’ DEFICIT	(13,003,156)	(9,140,018)

Total liabilities and members’ deficit	$5,391,364	$7,399,614

See Notes to Financial Statements.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

STATEMENTS OF OPERATIONS

	Year Ending December 31,
	2018	2017

Net sales	$10,133,332	$29,423
Cost of goods sold	2,859,460	55,154

Gross income (loss)	7,273,872	(25,731)
Other revenue — TheraSkin® revenue share	6,937,968	9,560,076
Other revenue — shipping and handling revenue	29,181	—

Income before operating expenses	14,241,021	9,534,345

Operating expenses:
Selling and marketing expenses	14,671,528	10,263,295
General and administrative expenses	5,739,248	3,781,485
Research and development expenses	1,659,858	578,634

Total operating expenses	22,070,634	14,623,414

Operating loss	(7,829,613)	(5,089,069)

Other income (expense):
Interest income	22,153	268
Interest expense	(2,054,395)	(2,758,053)
Miscellaneous income	4,504	—
Loss on disposal of equipment	(5,787)	(160,597)
Debt forgiveness	—	433,548

Total other expenses	(2,033,525)	(2,484,834)

Net loss	$(9,863,138)	$(7,573,903)

See Notes to Financial Statements.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

STATEMENTS OF CHANGES IN MEMBERS’ DEFICIT

	Common	Series A Preferred	Series B Preferred	Series C Preferred	Series D Preferred	Series E Preferred	Series F Preferred	Total
Balance, December 31, 2016	$(11,469,912)	$(4,438,094)	$(2,619,502)	$(227,896)	$—	$—	$—	$(18,755,404)
Exercise of common unit warrants	329	—	—	—	—	—	—	329
Issuance of Series E Preferred Units, net of syndication costs (see Note 3)	—	—	—	—	—	17,188,960	—	17,188,960
Net loss	(2,459,714)	(835,204)	(2,209,156)	(1,178,129)	—	(891,700)	—	(7,573,903)

Balance, December 31, 2017	(13,929,297)	(5,273,298)	(4,828,658)	(1,406,025)	—	16,297,260	—	(9,140,018)
Issuance of Series E Preferred Units	—	—	—	—	—	6,000,000	—	6,000,000
Net loss	(1,341,387)	(455,677)	(1,205,275)	(643,077)	—	(6,217,722)	—	(9,863,138)

Balance, December 31, 2018	$(15,270,684)	$(5,728,975)	$(6,033,933)	$(2,049,102)	$—	$16,079,538	$—	$(13,003,156)

See Notes to Financial Statements.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

STATEMENTS OF CASH FLOWS

	Year Ending December 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(9,863,138)	$(7,573,903)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	96,250	96,979
Loss on disposal of equipment	5,787	160,597
Amortization of debt issuance costs	46,139	97,048
Change in bad debt reserve	75,000	—
Debt forgiveness	—	(433,548)
Accrued interest capitalized on SWK note payable	—	1,697,378

(Increase) decrease in assets:
Accounts receivable	(3,043,581)	(125,113)
Inventory	(9,348)	31,532
Prepaid expenses	(141,046)	(162,281)

(Decrease) increase in liabilities:
Accounts payable	896,219	(172,667)
Accrued sales commissions	617,759	98,033
Accrued interest	41,248	43,214
Accrued exit fee	83,433	164,344
Accrued expenses	170,090	—
Deferred liabilities	—	(291,515)

Net cash used in operating activities	(11,025,188)	(6,369,902)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(280,288)	—

Net cash used in investing activities	(280,288)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Series E preferred units	6,000,000	19,000,000
Net repayments on notes payable	—	(4,991,585)
Issuance of common units	—	329
Syndication costs	—	(1,811,040)
Payment of financing costs	—	(95,852)

Net cash provided by financing activities	6,000,000	12,101,852

Net (decrease) increase in cash and cash equivalents	(5,305,476)	5,731,950
Cash and cash equivalents, beginning	6,124,918	392,968

Cash and cash equivalents, ending	$819,442	$6,124,918

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash payments for interest	$1,883,575	$756,069

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES

During the year ended December 31, 2017, $433,548 of debt was forgiven as part of the Company’s debt payoff agreement with Alliqua (see Note 2).

During the year ended December 31, 2017, accrued interest of $1,697,378 was capitalized into the principal of the SWK note balance (see Note 2).

See Notes to Financial Statements.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2018 and 2017

Note 1.	Nature of Business and Significant Accounting Policies

Nature of business:

Solsys Medical, LLC (the Company) was a Virginia limited liability company formed on November 24, 1999 under the laws of the state of Virginia. The Company previously operated under the name Soluble Systems during the year ended December 31, 2017 but changed its name to SolSys Medical, LLC in February 2018. During October 2017, the Company converted to a Delaware limited liability company. The Company distributes human skin tissue allograft under the brand name TheraSkin® through a distribution agreement with LifeNet Health. The Company also manufactured and marketed a line of advanced sterile wound care dressings under the brand name TheraGauze™. TheraGauze™ was manufactured in a certified clean room environment under strict quality protocols in Hampton, Virginia. During the year ended December 31, 2017, the Company ceased production of TheraGauze™ but sold finished goods inventory in 2018. The Company’s products are sold to customers throughout the United States of America, and its corporate office is located in Newport News, Virginia.

Significant accounting policies:

Basis of accounting:

The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents:

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable:

Trade receivables are stated at the amount management expects to collect from balances outstanding at year-end. Management provides an allowance for doubtful accounts which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. The allowance for doubtful accounts was $75,000 as of December 31, 2018. Management determined no allowance was necessary as of December 31, 2017. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. Trade receivables are considered past due if any portion of the receivable balance is outstanding for more than sixty days. Interest is not charged on past due receivables.

Inventory:

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the average cost method. All inventory at December 31, 2018 and 2017 consisted of finished goods inventory.

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2018 and 2017

Note 1.	Nature of Business and Significant Accounting Policies (continued)

Property and equipment:

Property and equipment are stated at cost. Repairs and maintenance are charged to expense when incurred; renewals and betterments are capitalized. Depreciation is computed using the straight-line method over the following estimated useful lives:

Years
Computer equipment and software	2 - 5
Machinery and equipment	5 - 7
Furniture and fixtures	7
Leasehold improvements	7 - 39

When property is sold or retired, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in the statement of operations.

Impairment of long-lived assets:

Management reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of an asset may not be recoverable, a write-down to fair value is recorded. Fair values are determined based on the discounted cash flows, quoted market values, or external appraisals, as applicable. Long-lived assets are reviewed for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified. No impairment was noted on long-lived assets for the years ended December 31, 2018 and 2017.

Debt issuance costs:

Costs incurred in connection with obtaining notes payable for the Company are recognized as interest expense over the term of the related notes payable using the straight-line method.

Revenue recognition:

The Company recognizes TheraGauze® revenue when the product is shipped to customers.

Prior to July 2018 the Company received a revenue share based on gross sales of TheraSkin® sold by LifeNet Health as vendor of record under a supply and distribution agreement with Skin Wound and Allograft Institute, LLC (LifeNet Health). In July 2018 LifeNet Health and the Company began transitioning the sales, billing and collections of TheraSkin® from LifeNet Health to the Company as the new vendor of record. The transition of customers to the Company as vendor of record was virtually complete by the end of 2018. For customers that the Company is vendor of record for sales of TheraSkin®, the Company recognizes TheraSkin® revenue when the product is shipped to such customers. The supply and distribution agreement has a current term through October 26, 2027; however, the agreement contains a unilateral right for the Company to extend the term up to three (3) years to October 26, 2030 (see Note 6).

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2018 and 2017

Note 1.	Nature of Business and Significant Accounting Policies (continued)

Shipping and handling costs:

Shipping and handling costs incurred by the Company, primarily for paying LifeNet Health for shipping and handling fees for the Company’s sale of TheraSkin® to customers as vendor of record as required by their supply and distribution agreement, the purchase of dry ice, and payment of shipping costs for products returned to LifeNet Health, amounted to $1,371,047 and $143,297, respectively, for the years ended December 31, 2018 and 2017, and are included in general and administrative expenses in the accompanying statements of operations.

Advertising:

Advertising costs are expensed as incurred. Advertising expense of $168,011 and $76,421 for the years ended December 31, 2018 and 2017, respectively, is included in the selling and marketing expenses in the accompanying statements of operations.

Research and development:

Research and development costs are expensed as incurred.

Income taxes:

The Company is a limited liability company and, as such, its income or loss passes directly to its members. Therefore, no provision or liability for income taxes has been included in the financial statements.

Under the provisions of the pronouncement for “Accounting for Uncertainty in Income Taxes,” if there are uncertain and potentially material tax positions identified, the resulting estimated liability, including any related interest and penalties, will be recorded as miscellaneous expense in the general and administrative expense category.

Use of estimates in the preparation of financial statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements:

In December 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (ASU 2016-20). In May 2016, the FASB issued Accounting Standards Update 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients” (ASU 2016-12). In April 2016, the FASB issued Accounting Standards Update 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” (ASU-2016-10). In March 2016, the FASB issued Accounting Standards Update

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2018 and 2017

Note 1.	Nature of Business and Significant Accounting Policies (continued)

Recent accounting pronouncements (continued):

2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross verses Net)” (ASU-2016-08). These updates provide additional clarification and implementation guidance on the previously issued Accounting Standards Update 2014-09, “Revenue from Contracts with Customers (Topic 606)” (ASU 2014-09). Collectively, these updates require a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. These updates supersede almost all existing revenue recognition guidance under GAAP, with certain exceptions. ASU 2014-09 provides two methods of retrospective application. The first method would require the Company to apply ASU 2014-09 to each prior reporting period presented. The second method would require the Company to retrospectively apply ASU 2014-09 with the cumulative effect recognized at the date of initial application. ASU 2014-09 will be effective for the Company in the year beginning January 1, 2019. The Company is currently evaluating the impact of adopting the available methodologies of ASU 2014-09 upon its financial statements in future reporting periods. The Company has not yet selected a transition method. The Company is in the process of evaluating the new standard against its existing accounting policies, including the timing of revenue recognition, and its contracts with customers to determine the effect the guidance will have on its financial statements and what changes to systems and controls may be warranted.

In July 2018, the FASB issued Accounting Standards Update 2018-11, “Leases (Topic 842): Targeted Improvements” (ASU 2018-11), and Accounting Standards Update 2018-10, “Codification Improvements to Topic 842, Leases” ASU 2018-10). The amendments in ASU 2018-11 provide for an additional and optional transition method that allows an entity to initially apply ASC Topic 842 at the adoption date and recognize a cumulative effect adjustment to its opening balance of retained earnings in the period of adoption and continue its reporting for the comparative periods presented in accordance with the current lease guidance, ASC Topic 840. The amendments in ASU 2018-10 provide additional clarification and implementation guidance on certain aspects of the previously issued Accounting Standards Update 2016-02, “Leases (Topic 842)” (ASU 2016-02), and have the same effective and transition requirements as ASU 2016-02. Upon the effective date, ASU 2016-02 will supersede the current lease guidance in ASC Topic 840. Under the new guidance, lessees will be required to recognize for all leases, with the exception of short-term leases, a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis. Concurrently, lessees will be required to recognize a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. ASU 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018, with early adoption permitted. The Company plans to apply the optional transition method at the adoption date and is currently evaluating the effects the adoption of ASU 2016-02 will have on the financial statements.

In August 2016, FASB issued ASU 2016-15, “Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments (Topic 230)” (“ASU 2016-15”). The standard reduces diversity in practice of how certain transactions are classified in the statement of cash flows. The new guidance

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2018 and 2017

Note 1.	Nature of Business and Significant Accounting Policies (continued)

Recent accounting pronouncements (continued):

clarifies the classification of cash activity related to debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate and bank-owned life insurance policies, distributions received from equity-method investments, and beneficial interests in securitization transactions. The standard also describes a predominance principle in which cash flows with aspects of more than one class that cannot be separated should be classified based on the activity that is likely to be the predominant source of use of cash flow. ASU 2016-15 will be effective for the Company in the year beginning January 1, 2019.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation — Stock Compensation (Topic 718): Improvements to Share-Based Payment Accounting” (“ASU 2016-09”). The standard is intended to simplify several areas of accounting for share based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. The Company adopted ASU 2016-09 during the year ended December 31, 2018 which had no material impact on the financial statements. In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718) Scope of Modification Accounting (“ASU 2017-09”). This ASU clarifies which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The standard was adopted on January 1, 2018. The adoption of ASU 2017-09 did not have any impact on the financial position, results of operations, or cash flows.

Reclassifications:

Certain reclassifications have been made to the December 31, 2017 financial statement presentation to correspond to the current year’s format. Previously reported members’ deficit and net loss are unchanged due to these reclassifications.

Note 2.	Notes Payable

Notes payable consists of the following as of December 31:

	2018	2017
SWK Funding, LLC note payable	$15,094,878	$15,094,878
Less unamortized debt issuance costs	176,270	222,409

	14,918,608	14,872,469
Less current maturities, net of unamortized debt issuance costs	889,490	—

	$14,029,118	$14,872,469

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2018 and 2017

Note 2.	Notes Payable (continued)

Following are the scheduled maturities of the notes payable for the years ending December 31:

2019	$900,000
2020	3,600,000
2021	3,600,000
2022	6,994,878

$15,094,878

The Company has a $12,000,000 promissory note syndicated by SWK Funding, LLC (SWK) on the behalf of multiple lenders as defined in the note agreement. During May 2016, the promissory note was amended. As part of the amendment, $397,500 of accrued interest was capitalized into the principal of the note balance. During May 2017, the promissory note was amended to add additional principal of $1,000,000. During October 2017, the promissory note was again amended. As part of this amendment, $1,697,378 of accrued interest was capitalized into the principal of the note balance. The amended note accrues interest at a variable rate of the greater of 1.5% or the three month LIBOR, with a maximum variable rate of 3%, plus 10.25% (13.06% at December 31, 2018) payable quarterly. The Company is required to make revenue-based principal payments based on aggregate revenue as defined in the credit agreement. The revenue based payments require quarterly the Company to pay 12.5% of aggregate annual revenue up to $15,000,000 and 10% of any aggregate annual revenue greater than $15,000,000. Beginning November 2019, scheduled principal payments of $900,000 plus accrued interest are due quarterly, with all remaining principal and unpaid accrued interest due October 26, 2022. The note is secured by substantially all assets of the Company, and is guaranteed by two members of the Company up to $5,000,000. At December 31, 2018 and 2017, interest related to this note of $277,749 and $236,501, respectively, remains in accrued interest on the accompanying balance sheets. As part of the amendment, the note calls for an exit fee in the amount equal to 5% of the total principal borrowings and capitalized interest on the note to be paid to SWK upon the earlier of the maturity date, as defined, or the full repayment of the note. The Company recognized $83,433 and $164,344, respectively, of expense related to the exit fee during the years ended December 31, 2018 and 2017 which is included in interest expense in the accompanying statements of operations. Accrued exit fees of $436,041 and $352,608, respectively, were outstanding and included on the accompanying balance sheets as of December 31, 2018 and 2017.

Under the terms of the promissory note syndicated by SWK, the Company is required to meet certain financial covenants. During the year ended December 31, 2018, the Company failed to meet quarterly covenants associated with its debt agreement. Subsequent to year end, the Company and SWK entered into a forbearance agreement as a result of the covenant violation. The forbearance agreement is effective until the earlier of April 15, 2019 or the occurrence of another event of default as defined in the agreement.

As part of the issuance of the SWK note and subsequent amended and restated warrant agreements, 1,209,068 detachable warrants for Series D Preferred units were issued to SWK with an exercise price of $.99 per unit with an additional 2,284,793 of additional warrant units for Series D Preferred units

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2018 and 2017

Note 2.	Notes Payable (continued)

with an exercise price of $.89 per unit. The warrants expire at the earlier of May 10, 2027, or an exercise event as described in the amended and restated warrant agreement. No Series D Preferred Units warrants had been exercised as of December 31, 2018.

No discount or premium was recognized upon issuance of the detachable warrants and convertible notes, and at December 31, 2018 and 2017, respectively, there is no carrying amount related to the detachable warrants as management determined that their fair value was equal to zero.

The Company had a $1,000,000 promissory note with Alliqua Biomedical, Inc (“Alliqua”). In January 2017, the Company entered into an additional $350,000 promissory note with Alliqua as part of Alliqua’s Contribution and Merger Agreement with the Company. The notes accrued interest at 6% with all accrued interest payable in arrears to Alliqua on the maturity date, which was defined in the notes as the earlier of the termination of the Contribution and Merger Agreement, the closing date of the Contribution and Merger Agreement, or an event of default. On February 27, 2017, Alliqua terminated the Contribution and Merger Agreement, resulting in all outstanding amounts becoming due at the time of termination. During October 2017, the Company entered into a payoff agreement with Alliqua to satisfy all principal and outstanding accrued interest under the promissory notes for a total of $1,000,000. As a result of the payoff agreement, the Company recognized $433,458 of debt forgiveness income which is included in the accompanying statement of operations for the year ended December 31, 2017.

The Company issued various convertible promissory notes in principal amounts ranging from $20,000 to $1,000,000. During the year ended December 31, 2017, the Company issued additional convertible promissory notes in the aggregate principal amount of $330,000. A majority of the notes outstanding were with members of the Company (see Note 5). The notes bore interest at a fixed rate of 16% per annum, payable at maturity. The convertible notes, along with all accrued and unpaid interest, were due on the earliest of May 31, 2020, the day of a change of control transaction as defined in the note agreements, or the date that is six months after the payoff of the Company’s promissory note to SWK. The terms of conversion of the outstanding debt into Series D Preferred Units were governed by the individual note purchase agreements at a conversion rate equal to $20,177,707 divided by the number of Units of the Company outstanding immediately prior to the conversion of the first Series D Convertible Note. These notes were paid in full during the year ended December 31, 2017.

During the years ended December 31, 2018 and 2017, the Company incurred interest expense of $1,924,823 and $2,496,661, respectively, on the notes payable. Additionally, amortization of debt issuance costs of $46,139 and $97,048, respectively, is included in interest expense for the years ended December 31, 2018 and 2017.

Note 3.	Members’ Deficit

Effective October 26, 2017, the Company amended and restated its existing operating agreement to create a class of Series E Preferred Units to be issued by the Company. The restatement includes each Member’s status as Common, Series A Preferred, Series B Preferred, Series C Preferred, Series D

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2018 and 2017

Note 3.	Members’ Deficit (continued)

Preferred, Series E Preferred Units, and Series F Preferred Units, along with the number of units held by each member. Additionally, the restatement provided for the Company to issue up to a maximum of 13,498,187 Series F Preferred units as incentive compensation for certain key executives of the Company in consideration for those employees entering into employment agreements with the Company. The Series F Preferred units vest over a four year period and the total number of Series F units are subject to the exercise of outstanding warrants for Series D Preferred Units (see Note 6).

The amended operating agreement allows for Series E Preferred Members to require the Company to redeem for cash all of the then outstanding Series E Preferred Units at any time during or after October 2021. The redemption rate will be at a purchase price equal to the greater of the fair market value of the Series E Preferred Units at time of the redemption or the original Series E Preferred purchase price plus an aggregate internal rate of return of 8% per annum. If the Company is unable to redeem the Series E Preferred Units within 180 days after receiving notice of the redemption request, the Company may be forced to engage an investment bank to direct the sale of the Company in order to satisfy the redemption obligations.

During the years ended December 31, 2018 and 2017, the Company issued a total of 49,923,118 units of Series E Preferred units for a total of $6,000,000 and $19,000,000, respectively. These units are recorded net of syndication fees of $1,811,040 incurred during the year ended December 31, 2017. No syndication fees were incurred during the year ended December 31, 2018.

The Company has a total of 71,736,864 units issued, of which 9,760,419 units are common units, 3,314,401 units are Series A Preferred Members, 8,764,741 units are Series B Preferred Members, 4,676,263 units are Series C Preferred Members, and 45,221,040 units are Series E Preferred members. In addition, there are outstanding warrants exercisable for up to 3,493,861 Series D Preferred Units as of December 31, 2018. During the year ended December 31, 2017, warrants were exercised by a related party for 1,000 common units for a total of $329.

Profit and loss allocations are made in accordance with the operating agreement and follow the distribution schedule as outlined below.

Distributions:

Distributions of net cash flow will be paid in accordance with the terms of the operating agreement. No distributions were paid during 2018 and 2017.

Allocation of profit from operations and distributions of net cash flow resulting from a liquidation event follow waterfall schedules as outlined in the operating agreement. Allocations of loss from operations will be made in accordance with ownership percentage, subject to certain limitations as defined in the operating agreement.

Limited liability company dissolution:

The Company shall be dissolved upon the consent of the Board of Managers and the Series E Preferred Members or upon the occurrence of other events as defined in the amended and restated operating agreement.

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2018 and 2017

Note 4.	Operating Leases

The Company leases its office facilities and equipment through operating leases with various terms through May 2024. Office space is leased on a month-to-month lease from an entity for which a member of the Company is president (see Note 5). Rent expense under the related party lease totaled $80,593 and $77,364, respectively, for the years ended December 31, 2018 and 2017. Rent expense under unrelated party leases totaled $46,019 and $41,629, respectively, for the years ended December 31, 2018 and 2017.

Minimum lease payments required under these lease agreements for the years ending December 31 are as follows:

2019	$30,216
2020	21,820
2021	20,172
2022	18,293
2023	18,177
Thereafter	7,574

$116,252

Note 5.	Related Party Transactions

The Company had issued various notes payable to members and other related parties to finance operations. During the year ended December 31, 2017 the Company issued additional convertible promissory notes to members in the aggregate principal amount of $330,000. Interest expense on related party notes totaled $519,505 during the year ended December 31, 2017. These notes were paid in full during the year ended December 31, 2017.

The Company’s promissory note is syndicated by SWK Holdings who holds outstanding warrants exercisable in the Company for up to 3,493,861 Series D Preferred Units as of December 31, 2018 (see Notes 2 and 3).

During the years ended December 31, 2018 and 2017, the Company leased office space from an entity for which a member of the Company is president (see Note 4).

The Company has a distribution and supply agreement with LifeNet Health from which substantially all revenue is derived with LifeNet Health as vendor of record, or substantially all product is sourced with LifeNet Health as supplier to the Company after the Company became vendor of record (see Notes 8 and 9). LifeNet Health is a member of the Company, owning 1,000 common units as of December 31, 2018 and 2017. Additionally, the Chief Financial Officer of LifeNet Health serves on the Company’s Board of Directors.

Note 6.	Commitments and Contingencies

During the year ended December 31, 2017, the Company amended its supply and distribution agreement with LifeNet Health and contemporaneously entered into a Services Agreement with

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2018 and 2017

Note 6.	Commitments and Contingencies (continued)

LifeNet Health. As part of the amended agreement, the Company and LifeNet Health agreed to an exclusive purchase arrangement in which the Company purchases all TheraSkin® product during the term of the agreement from LifeNet Health, and LifeNet Health agreed to not supply or provide rights to a third party for TheraSkin nor any competing product as defined in the agreement. Additionally, the amended agreement modifies the existing revenue share agreement based on approved gross profit margin ranges as defined in the agreement.

The Services Agreement provides for two services that the Company may choose to have LifeNet Health provide: 1) LifeNet Health will charge the Company a service fee equal to 10% of total aggregate net sales of TheraSkin® in exchange for LifeNet Health invoicing on behalf of the Company on all TheraSkin® sales and/or 2) LifeNet Health will charge the Company a shipping fee equal to 10% of the net sales of TheraSkin® to customers until the earlier of the termination of the agreement or 30 days following the Company providing an assumption of shipping responsibility notice to LifeNet Health. In July 2018 LifeNet Health and the Company began transitioning the invoicing function from LifeNet Health to the Company. The transition of all customers to the Company as vendor of record was virtually complete by the end of 2018. LifeNet Health continues to perform the shipping function under the supply and distribution agreement for the Company to customers it is vendor of record, until such time as the Company elects to take over shipping of TheraSkin®.

As a result of LifeNet Health agreeing to the amended supply and distribution agreement and the occurrence of a change of control event as defined in the agreement, the Company paid LifeNet Health a $1,200,000 modification fee. This fee is included in general and administrative expenses in the accompanying statement of operations for the year ended December 31, 2017.

The Company has equity appreciation rights agreements with certain current and past employees. For common unit equity appreciation rights, the equity appreciation rights represent the right to receive for each common unit the excess of the fair market value of the common unit over the base value per common unit, which is defined as $1. For Series F Unit appreciation rights, the equity appreciation rights represent the right to receive for each Series F Unit the fair market value of the Series F unit as defined in the respective agreements. The Series F Unit appreciation rights are subject to a vesting schedule as described in Note 3 of the financial statements. The appreciation rights occur upon the occurrence of a change in control event as defined in the agreement. As of December 31, 2018 and 2017, 1,192,000 and 1,259,000, respectively, of common unit equity appreciation rights were outstanding. At December 31, 2018, 1,146,750 of Series F Unit equity appreciation rights were outstanding. No Series F Unit equity appreciation rights were outstanding as of December 31, 2017. Based on a valuation of the Company, management believes that the value of the equity appreciation rights to be $0 and, as a result, no expense accrual has been recorded for the equity appreciation rights as of December 31, 2018 and 2017.

Note 7.	Retirement Plan

The Company has a defined contribution plan (the Plan) under section 401(k) of the Internal Revenue Code for eligible employees. Under the Plan, employees are entitled to contribute a portion of their

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2018 and 2017

Note 7.	Retirement Plan (continued)

compensation each Plan year up to IRS limitations. For each Plan year, the Company makes a matching contribution of up to 4% of the participant’s contribution, as determined by the Company. Contributions made to the Plan by the Company were $280,509 and $193,285, respectively, for the years ended December 31, 2018 and 2017.

Note 8.	Concentrations of Credit Risk

During 2018 and 2017, substantially all revenues and outstanding accounts receivable and source of product for resale were derived from transactions with LifeNet Health or from third party customers through the Company supply and distribution agreement with LifeNet Health (see Note 6).

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts in financial institutions. Amounts in excess of federally insured limits at December 31, 2018 and 2017 totaled $1,407,915 and $6,168,939, respectively.

Note 9.	Management Plans

The Company’s financial statements have been presented on a basis that its business is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred net losses of $9,863,138 and $7,573,903 for the years ended December 31, 2018 and 2017, respectively. These losses reduced working capital and increased members’ deficit, resulting in the need to secure new capital to fund operations in 2019 and beyond. As a result, there is substantial doubt about the Company’s ability to continue as a going concern. If management’s plans are realized, then the substantial doubt about the Company’s ability to continue as a going concern may be alleviated.

The planned merger of the Company and Alliqua pursuant to that certain sale/merger agreement dated October 5, 2016 (the “Sale/Merger Agreement”) did not close due to Alliqua’s inability to raise the required capital to close the transaction. The Sales/Merger Agreement terminated by its own terms on or about February 27, 2017. Prior to the termination of the Sale/Merger Agreement, and pursuant to its terms, Alliqua advanced the Company unsecured loan proceeds totaling $1,350,000 (the “Alliqua Loan”) (see Note 2), which assisted the Company in funding its continuing operations.

Based on the strong sales performance that the Company experienced in 2016 during the aforementioned sale/merger process, the Company’s management, its Board of Directors and its investment banker, Canaccord Genuity, believed the Company could raise new growth equity capital to continue operations and growth. The formal process conducted by Canaccord Genuity resulted in the $25,000,000 growth equity investment from 1315 Capital (“1315”) and SV Health Investors (“SV”) that closed on or about October 26, 2017, of which $19,000,000 was funded at closing and the remaining $6,000,000 was funded in June 2018.

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2018 and 2017

Note 9.	Management Plans (continued)

During 2019, the Company also secured a working line of credit of $5,000,000 from Silicon Valley Bank to support the anticipated revenue growth in addition to transitioning responsibility of order-to-cash process from LifeNet Health to the Company (see Note 10). Additionally, 1315 and SV funded an additional $3,000,000 equity investment in the Company in February 2019 that was contemplated in the original agreement between 1315, SV and the Company, and are contemplating another $4,000,000 equity investment in the second quarter of 2019 into the Company (see Note 10). Lastly, SWK Funding has offered to increase its $15,000,000 loan to $20,000,000 in Q2 2019.

The new growth equity investment allowed the Company to expand the number of direct sales representatives to approximately 55 at the end of calendar year 2018. Although 1315 and SV are not contractually obligated to fund new product acquisition and/or licensing, they and management are actively seeking new product additions to the TheraSkin® product line to provide direct sales representatives more products to sell at the same point of sales to create greater sales efficiency per direct sales representative. The Company believes the expansion of the sales force will contribute significant sales growth going forward.

TheraSkin® continues to maintain nationwide Medicare coverage, extensive private insurance coverage and Medicaid coverage in 42 States and the District of Columbia. Expanding Medicaid and private insurance coverage for TheraSkin® continues to be a strategic priority for the Company. Management is pursuing Medicaid coverage in the remaining 8 States that do not currently cover Thera Skin® for Medicaid patients and is actively pursuing coverage by WellPoint Anthem, Aetna and Humana and second tier private insurance companies.

An independent general surgeon recently published a clinical study that involved a non-industry sponsored prospective randomized clinical trial comparing head-to-head TheraSkin® and Apligraf in treatment of venous leg ulcers. The Company plans to submit this new clinical evidence to private and Medicaid payors to seek new coverage determinations for TheraSkin®. Additionally, the Company is working on other clinical study efforts to both defensively protect and offensively expand TheraSkin® payor coverage policy.

Based on the foregoing, management believes that if its plans are successful, the Company will have adequate funds to continue its operations and execute its sales and marketing strategy for its primary wound care product, TheraSkin®. However, there can be no assurances that the Company will be able to secure all additional funding.

Note 10.	Subsequent Events

Subsequent to year end, the Company entered into a $5,000,000 line of credit agreement with Silicon Valley Bank. Under the line of credit agreement, interest on borrowings is calculated at the greater of the prime rate plus .25% or 5.25%. Borrowings on the line are limited to 85% of eligible accounts receivable as defined in the line of credit agreement. The line is secured by substantially all assets of the Company. Additionally, the agreement calls for a final payment fee of $75,000 to be paid at the earlier of the maturity date or the termination of the agreement. The Company is required to meet

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2018 and 2017

Note 10.	Subsequent Events (continued)

certain financial covenants as defined in the line of credit agreement. The line of credit agreement matures on January 22, 2021.

Subsequent to year end, the Company entered into a forbearance agreement with SWK dated March 4, 2019 as a result of covenant violations on its credit agreement as of December 31, 2018. Under the terms of the forbearance agreement, SWK agreed to forbear in exercising any right or remedy available to it under the loan agreement as it relates to defaults on the line of credit as of December 31, 2018. The forbearance agreement is effective until the earlier of April 15, 2019 or the occurrence of another event of default as defined in the agreement (see Note 2).

Subsequent to year end, the Company issued 5,426,525 of Series E Preferred member units to 1315 and SV raising an additional $3,000,000 equity investment in the Company.

Management has evaluated subsequent events through April 11, 2019, the date the financial statements were available to be issued.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

BALANCE SHEETS

	March 31, 2019	December 31, 2018
	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$326,148	$819,442
Accounts receivable, net of allowance for doubtful accounts	5,140,357	3,887,215
Inventory	31,332	19,371
Prepaid expenses	165,257	303,952

Total current assets	5,663,094	5,029,980

PROPERTY AND EQUIPMENT
Computer equipment and software	75,075	75,075
Machinery and equipment	753,145	753,145
Furniture and fixtures	54,131	54,131
Leasehold improvements	27,736	27,736

	910,087	910,087
Less accumulated depreciation	580,044	548,703

Total property and equipment, net	330,043	361,384

Total assets	$5,993,137	$5,391,364

See Notes to Financial Statements.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

BALANCE SHEETS, (CONTINUED)

	March 31, 2019	December 31, 2018
	(unaudited)
LIABILITIES AND MEMBERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$1,481,243	$1,197,837
Accrued sales commissions	558,436	1,394,195
Accrued interest	271,359	277,749
Accrued exit fee	456,900	436,041
Revolving line of credit	550,000	—
Current maturities of note payable, net of unamortized debt issuance costs	1,780,356	889,490
Accrued expenses	216,664	170,090

Total current liabilities	5,314,958	4,365,402

LONG-TERM LIABILITIES
Note payable, net of unamortized debt issuance costs, less current maturities	13,149,787	14,029,118

MEMBERS’ DEFICIT	(12,471,608)	(13,003,156)

Total liabilities and members’ deficit	$5,993,137	$5,391,364

See Notes to Financial Statements.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

STATEMENTS OF OPERATIONS

	Three Months Ended March 31,
	2019	2018
Net sales	$6,839,531	$7,780
Cost of goods sold	1,933,381	2,793

Gross income	4,906,150	4,987
Other revenue — TheraSkin revenue share	77,860	2,354,857
Other revenue — shipping and handling revenue	14,161	60

Income before operating expenses	4,998,171	2,359,904

Operating expenses:
Selling and marketing expenses	4,245,066	3,510,194
General and administrative expenses	2,152,762	1,121,490
Research and development expenses	504,022	142,001

Total operating expenses	6,901,850	4,773,685

Operating loss	(1,903,679)	(2,413,781)

Other income (expense):
Interest income	329	6
Interest expense	(565,102)	(483,039)

Total other expense	(564,773)	(483,033)

Net loss	$(2,468,452)	$(2,896,814)

See Notes to Financial Statements.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

STATEMENTS OF CHANGES IN MEMBERS’ DEFICIT

	Common	Series A Preferred	Series B Preferred	Series C Preferred	Series D Preferred	Series E Preferred	Series F Preferred	Total
Balance, December 31, 2017	$(13,929,297)	$(5,273,298)	$(4,828,658)	$(1,406,025)	$—	$16,297,260	$—	$(9,140,018)
Net loss for three months	(393,967)	(133,833)	(353,991)	(188,872)	—	(1,826,151)	—	(2,896,814)

Balance, March 31, 2018	$(14,323,264)	$(5,407,131)	$(5,182,649)	$(1,594,897)	$—	$14,471,106	$—	$(12,036,835)

Balance, December 31, 2018	$(15,270,684)	$(5,728,975)	$(6,033,933)	$(2,049,102)	$—	$16,079,538	$—	$(13,003,156)
Issuance of Series E Preferred Units	—	—	—	—	—	3,000,000	—	3,000,000
Net loss for three months	(312,234)	(106,020)	(280,391)	(149,588)	—	(1,620,219)	—	(2,468,452)

Balance, March 31, 2019	$(15,582,918)	$(5,834,995)	$(6,314,324)	$(2,198,690)	$—	$17,459,319	$—	$(12,471,608)

See Notes to Financial Statements.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,468,452)	$(2,896,814)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	31,341	19,042
Amortization of debt issuance costs	11,535	11,535
(Increase) decrease in assets:
Accounts receivable	(1,253,142)	36,115
Inventory	(11,960)	2,711
Prepaid expenses	138,695	27,420
(Decrease) increase in liabilities:
Accounts payable	283,406	207,227
Accrued sales commissions	(835,760)	(161,938)
Accrued interest	(6,390)	(2,621)
Accrued exit fee	20,859	20,859
Accrued expenses	46,574	74,982

Net cash used in operating activities	(4,043,294)	(2,661,482)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	—	(3,513)

Net cash used in investing activities	—	(3,513)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Series E preferred units	3,000,000	—
Draws on line of credit	550,000	—

Net cash provided by financing activities	3,550,000	—

Net decrease in cash and cash equivalents	(493,294)	(2,664,995)
Cash and cash equivalents, beginning	819,442	6,124,918

Cash and cash equivalents, ending	$326,148	$3,459,923

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash payments for interest	$506,685	$453,266

See Notes to Financial Statements.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Note 1.	Nature of Business and Significant Accounting Policies

Nature of business:

Solsys Medical, LLC (the Company) is a Delaware limited liability company formed on November 24, 1999. The Company previously operated under the name Soluble Systems during the year ended December 31, 2017 but changed its name to SolSys Medical, LLC in February 2018. The Company distributes human skin tissue allograft under the brand name TheraSkin® through a distribution agreement with LifeNet Health. The Company also manufactured and marketed a line of advanced sterile wound care dressings under the brand name TheraGauze™. TheraGauze™ was manufactured in a certified clean room environment under strict quality protocols in Hampton, Virginia. During the year ended December 31, 2017, the Company ceased production of TheraGauze™ but sold finished goods inventory in 2018. The Company’s products are sold to customers throughout the United States of America, and its corporate office is located in Newport News, Virginia.

Significant accounting policies:

Basis of accounting:

The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents:

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable:

Trade receivables are stated at the amount management expects to collect from balances outstanding at quarter-end. Management provides an allowance for doubtful accounts which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. The allowance for doubtful accounts was $75,000 as of March 31, 2019 and December 31, 2018. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. Trade receivables are considered past due if any portion of the receivable balance is outstanding for more than sixty days. Interest is not charged on past due receivables.

Inventory:

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the average cost method. All inventory at March 31, 2019 and December 31, 2018 consisted of finished goods inventory.

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Note 1.	Nature of Business and Significant Accounting Policies (continued)

Property and equipment:

Property and equipment are stated at cost. Repairs and maintenance are charged to expense when incurred; renewals and betterments are capitalized. Depreciation is computed using the straight-line method over the following estimated useful lives:

Years
Computer equipment and software	2 - 5
Machinery and equipment	5 - 7
Furniture and fixtures	7
Leasehold improvements	7 - 39

When property is sold or retired, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in the statement of operations.

Impairment of long-lived assets:

Management reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of an asset may not be recoverable, a write-down to fair value is recorded. Fair values are determined based on the discounted cash flows, quoted market values, or external appraisals, as applicable. Long-lived assets are reviewed for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified. No impairment was noted on long-lived assets for the three months ended March 31, 2019 and 2018.

Debt issuance costs:

Costs incurred in connection with obtaining notes payable for the Company are recognized as interest expense over the term of the related notes payable using the straight-line method.

Revenue recognition:

The Company recognizes TheraGauze® revenue when the product is shipped to customers.

Prior to July 2018 the Company received a revenue share based on gross sales of TheraSkin® sold by LifeNet Health as vendor of record under a supply and distribution agreement with Skin Wound and Allograft Institute, LLC (LifeNet Health). In July 2018 LifeNet Health and the Company began transitioning the sales, billing and collections of TheraSkin® from LifeNet Health to the Company as the new vendor of record. The transition of customers to the Company as vendor of record was virtually complete by the end of 2018. For customers that the Company is vendor of record for sales of TheraSkin®, the Company recognizes TheraSkin® revenue when the product is shipped to such customers. The supply and distribution agreement has a current term through October 26, 2027; however, the agreement contains a unilateral right for the Company to extend the term up to three (3) years to October 26, 2030 (see Note 6).

Shipping and handling costs:

Shipping and handling costs incurred by the Company, primarily for paying LifeNet Health for shipping and handling fees for the Company’s sale of TheraSkin® to customers as vendor of record as

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Note 1.	Nature of Business and Significant Accounting Policies (continued)

Shipping and handling costs (continued):

required by their supply and distribution agreement, the purchase of dry ice, and payment of shipping costs for products returned to LifeNet Health, amounted to $821,863 and $45,361, respectively, for the three months ended March 31, 2019 and 2018, and are included in general and administrative expenses in the accompanying statements of operations.

Advertising:

Advertising costs are expensed as incurred. Advertising expense of $16,869 and $35,715 for the three months ended March 31, 2019 and 2018, respectively, is included in the selling and marketing expenses in the accompanying statements of operations.

Research and development:

Research and development costs are expensed as incurred.

Income taxes:

The Company is a limited liability company and, as such, its income or loss passes directly to its members. Therefore, no provision or liability for income taxes has been included in the financial statements.

Under the provisions of the pronouncement for “Accounting for Uncertainty in Income Taxes,” if there are uncertain and potentially material tax positions identified, the resulting estimated liability, including any related interest and penalties, will be recorded as miscellaneous expense in the general and administrative expense category.

Use of estimates in the preparation of financial statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements:

In December 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”. In May 2016, the FASB issued Accounting Standards Update 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients”. In April 2016, the FASB issued Accounting Standards Update 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”. In March 2016, the FASB issued Accounting Standards Update 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross verses Net)”. These updates provide additional clarification and implementation guidance on the previously issued Accounting Standards Update 2014-09, “Revenue from Contracts with Customers (Topic 606)” (ASU 2014-09). Collectively, these updates require a company to recognize revenue when it transfers promised goods

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Note 1.	Nature of Business and Significant Accounting Policies (continued)

Recent accounting pronouncements (continued):

or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. These updates supersede almost all existing revenue recognition guidance under GAAP, with certain exceptions. ASU 2014-09 provides two methods of retrospective application. The first method would require the Company to apply ASU 2014-09 to each prior reporting period presented. The second method would require the Company to retrospectively apply ASU 2014-09 with the cumulative effect recognized at the date of initial application. ASU 2014-09 will be effective for the Company in the year ending December 31, 2019 and interim periods in 2020. The Company is currently evaluating the impact of adopting the available methodologies of ASU 2014-09 upon its financial statements in future reporting periods and will select a transition method in the third quarter of 2019. The Company is in the process of evaluating the new standard against its existing accounting policies, including the timing of revenue recognition, and its contracts with customers to determine the effect the guidance will have on its financial statements and what changes to systems and controls may be warranted.

In July 2018, the FASB issued Accounting Standards Update 2018-11, “Leases (Topic 842): Targeted Improvements” (ASU 2018-11), and Accounting Standards Update 2018-10, “Codification Improvements to Topic 842, Leases” (ASU 2018-10). The amendments in ASU 2018-11 provide for an additional and optional transition method that allows an entity to initially apply ASC Topic 842 at the adoption date and recognize a cumulative effect adjustment to its opening balance of retained earnings in the period of adoption and continue its reporting for the comparative periods presented in accordance with the current lease guidance, ASC Topic 840. The amendments in ASU 2018-10 provide additional clarification and implementation guidance on certain aspects of the previously issued Accounting Standards Update 2016-02, “Leases (Topic 842)” (ASU 2016-02), and have the same effective and transition requirements as ASU 2016-02. Upon the effective date, ASU 2016-02 will supersede the current lease guidance in ASC Topic 840. Under the new guidance, lessees will be required to recognize for all leases, with the exception of short-term leases, a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis. Concurrently, lessees will be required to recognize a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. ASU 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2019 and interim periods after December 15, 2020, with early adoption permitted. The Company plans to apply the optional transition method at the adoption date and is currently evaluating the effects the adoption of ASU 2016-02 will have on the financial statements.

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Note 2.	Note Payable

Note payable consists of the following as of March 31, 2019 and December 31, 2018:

	March 31, 2019	December 31, 2018
SWK Funding, LLC note payable	$15,094,878	$15,094,878
Less unamortized debt issuance costs	164,735	176,270

	14,930,143	14,918,608
Less current maturities, net of unamortized debt issuance costs	1,780,356	889,490

	$13,149,787	$14,029,118

Following are the scheduled maturities of the notes payable for the twelve month period ending March 31:

2020	$1,800,000
2021	3,600,000
2022	3,600,000
2023	6,094,878

$15,094,878

The note accrues interest at a variable rate of the greater of 1.5% or the three month LIBOR, with a maximum variable rate of 3%, plus 10.25% payable quarterly. The Company is required to make revenue-based principal payments based on aggregate revenue as defined in the credit agreement. The revenue based payments require quarterly the Company to pay 12.5% of aggregate annual revenue up to $15,000,000 and 10% of any aggregate annual revenue greater than $15,000,000. Beginning November 2019, scheduled principal payments of $900,000 plus accrued interest are due quarterly, with all remaining principal and unpaid accrued interest due October 26, 2022. The note is secured by substantially all assets of the Company, and is guaranteed by two members of the Company up to $5,000,000. At March 31, 2019 and December 31, 2018, interest related to this note of $269,468 and $277,749, respectively, remains in accrued interest on the accompanying balance sheets. As part of the amendment, the note calls for an exit fee in the amount equal to 5% of the total principal borrowings and capitalized interest on the note to be paid to SWK upon the earlier of the maturity date, as defined, or the full repayment of the note. The Company recognized $20,859 and $20,859, respectively, of expense related to the exit fee during the three months ended March 31, 2019 and 2018 which is included in interest expense in the accompanying statements of operations. Accrued exit fees of $456,900 and $436,041, respectively, were outstanding and included on the accompanying balance sheets as of March 31, 2019 and December 31, 2018.

Under the terms of the promissory note syndicated by SWK, the Company is required to meet certain financial covenants. During the three months ended March 31, 2019, the Company failed to meet quarterly covenants associated with its debt agreement. Subsequent to March 31, 2019, the Company and SWK entered into an agreement to amend the note and covenants, as well as to waive the specified defaults. See Note 10 Subsequent Events for information on the amendment.

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Note 2.	Notes Payable (continued)

As part of the issuance of the SWK note and subsequent amended and restated warrant agreements, 1,209,068 detachable warrants for Series D Preferred units were issued to SWK with an exercise price of $.99 per unit with an additional 2,284,793 of additional warrant units for Series D Preferred units with an exercise price of $.89 per unit. The warrants expire at the earlier of May 10, 2027, or an exercise event as described in the amended and restated warrant agreement. No Series D Preferred Units warrants had been exercised as of March 31, 2019.

No discount or premium was recognized upon issuance of the detachable warrants and convertible notes, and at March 31, 2019 and December 31, 2018, respectively, there is no carrying amount related to the detachable warrants as management determined that their fair value was equal to zero.

During the three months ended March 31, 2019 and 2018, the Company incurred interest expense of $488,382 and $450,645, respectively, on the note payable. Additionally, amortization of debt issuance costs of $11,535 and $11,535, respectively, is included in interest expense for the three months ended March 31, 2019 and 2018.

The Company entered into a $5,000,000 revolving line of credit loan agreement (LOC) with Silicon Valley Bank effective January 22, 2019. Borrowings on the line are limited to 85% of eligible accounts receivable as defined in the LOC agreement. Interest is calculated at .25% over prime or 5.25%, whichever is higher, and is automatically paid on the last day of each month. The LOC calls for a Final Payment Fee of 1.50% of the line ($75,000) due upon termination or maturity of the LOC. The Company recognized $7,277 of expense related to the Final Payment Fee during the three months ended March 31, 2019 which is included in interest expense. The LOC also calls for an unused facility fee of .25% of average unused portion of the line paid quarterly which amounted to $1,891 for the first quarter of 2019 and is included in interest expense. Total interest expense for the LOC in the three months ended March 31, 2019 was $11,913. Additionally, $25,136 of closing fees is included in interest expense for the three months ended March 31, 2019. Closing fees were expensed instead of amortized over the term of the LOC due to lack of materiality. The Company is required to meet certain financial covenants related to the LOC. The line of credit matures January 22, 2021.

Note 3.	Members’ Deficit

Effective October 26, 2017, the Company amended and restated its existing operating agreement to create a class of Series E Preferred Units to be issued by the Company. The restatement includes each Member’s status as Common, Series A Preferred, Series B Preferred, Series C Preferred, Series D Preferred, Series E Preferred Units, and Series F Preferred Units, along with the number of units held by each member. Additionally, the restatement provided for the Company to issue up to a maximum of 13,498,187 Series F Preferred units as incentive compensation for certain key executives of the Company in consideration for those employees entering into employment agreements with the Company. The Series F Preferred units vest over a four year period and the total number of Series F units are subject to the exercise of outstanding warrants for Series D Preferred Units (see Note 6).

The amended operating agreement allows for Series E Preferred Members to require the Company to redeem for cash all of the then outstanding Series E Preferred Units at any time during or after October 2021. The redemption rate will be at a purchase price equal to the greater of the fair market value of the

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Note 3.	Members’ Deficit (continued)

Series E Preferred Units at time of the redemption or the original Series E Preferred purchase price plus an aggregate internal rate of return of 8% per annum. If the Company is unable to redeem the Series E Preferred Units within 180 days after receiving notice of the redemption request, the Company may be forced to engage an investment bank to direct the sale of the Company in order to satisfy the redemption obligations.

During the three months ended March 31, 2019, the Company issued 5,426,525 of Series E Preferred member units to 1315 Capital and SV Health Investors raising an additional $3,000,000 equity investment in the Company.

The Company has a total of 77,163,389 and 71,736,864 units issued as of March 31, 2019 and December 31, 2018 respectively. These amounts are comprised of the following which were the same on March 31, 2019 and December 31, 2018: 9,760,419 units are common units, 3,314,401 units are Series A Preferred Members, 8,764,741 units are Series B Preferred Members, and 4,676,263 units are Series C Preferred Members. The totals for March 31, 2019 and 2018 also included 50,647,565 and 45,221,040 units are Series E Preferred members, respectively. In addition, there are outstanding warrants exercisable for up to 3,493,861 Series D Preferred Units as of March 31, 2019 and December 31, 2018.

Profit and loss allocations are made in accordance with the operating agreement and follow the distribution schedule as outlined below.

Distributions:

Distributions of net cash flow will be paid in accordance with the terms of the operating agreement. No distributions were paid during the three months ended March 31, 2019 and 2018.

Allocation of profit from operations and distributions of net cash flow resulting from a liquidation event follow waterfall schedules as outlined in the operating agreement. Allocations of loss from operations will be made in accordance with ownership percentage, subject to certain limitations as defined in the operating agreement.

Limited liability company dissolution:

The Company shall be dissolved upon the consent of the Board of Managers and the Series E Preferred Members or upon the occurrence of other events as defined in the amended and restated operating agreement.

Note 4.	Operating Leases

The Company leases its office facilities and equipment through operating leases with various terms through May 2024. Office space is leased on a month-to-month lease from an entity for which a member of the Company is president (see Note 5). Rent expense under the related party lease totaled $20,216 and $19,627, respectively, for the three months ended March 31, 2019 and 2018. Rent expense under unrelated party leases totaled $5,337 and $9,778, respectively, for the three months ended March 31, 2019 and 2018.

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Note 4.	Operating Leases (continued)

Minimum lease payments required under these lease agreements for the twelve months ending March 31 are as follows:

2020	$25,270
2021	21,820
2022	19,347
2023	18,206
2024	18,177
Thereafter	3,030

$105,850

Note 5.	Related Party Transactions

The Company’s promissory note is syndicated by SWK Holdings who holds outstanding warrants exercisable in the Company for up to 3,493,861 Series D Preferred Units as of March 31, 2019 and December 31, 2018 (see Notes 2 and 3).

During the three months ended March 31, 2019 and 2018, the Company leased office space from an entity for which a member of the Company is president (see Note 4).

The Company has a distribution and supply agreement with LifeNet Health from which substantially all revenue is derived with LifeNet Health as vendor of record, or substantially all product is sourced with LifeNet Health as supplier to the Company after the Company became vendor of record (see Notes 8 and 9). LifeNet Health is a member of the Company, owning 1,000 common units as of March 31, 2019 and December 31, 2018. Additionally, the Chief Financial Officer of LifeNet Health serves on the Company’s Board of Directors.

Note 6.	Commitments and Contingencies

During 2017, the Company amended its supply and distribution agreement with LifeNet Health and contemporaneously entered into a Services Agreement with LifeNet Health. As part of the amended agreement, the Company and LifeNet Health agreed to an exclusive purchase arrangement in which the Company purchases all TheraSkin® product during the term of the agreement from LifeNet Health, and LifeNet Health agreed to not supply or provide rights to a third party for TheraSkin nor any competing product as defined in the agreement. Additionally, the amended agreement modifies the existing revenue share agreement based on approved gross profit margin ranges as defined in the agreement.

The Services Agreement provides for two services that the Company may choose to have LifeNet Health provide: 1) LifeNet Health will charge the Company a service fee equal to 10% of total aggregate net sales of TheraSkin® in exchange for LifeNet Health invoicing on behalf of the Company on all TheraSkin® sales and/or 2) LifeNet Health will charge the Company a shipping fee equal to 10% of the net sales of TheraSkin® to customers until the earlier of the termination of the agreement or 30 days following the Company providing an assumption of shipping responsibility notice to LifeNet

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Note 6.	Commitments and Contingencies (continued)

Health. In July 2018 LifeNet Health and the Company began transitioning the invoicing function from LifeNet Health to the Company. The transition of all customers to the Company as vendor of record was virtually complete by the end of 2018. LifeNet Health continues to perform the shipping function under the supply and distribution agreement for the Company to customers it is vendor of record, until such time as the Company elects to take over shipping of TheraSkin®.

The Company has equity appreciation rights agreements (“EARS”) with certain current and past employees. For common unit equity appreciation rights, the equity appreciation rights represent the right to receive for each common unit the excess of the fair market value of the common unit over the base value per common unit, which is defined as $1. For Series F Unit appreciation rights, the equity appreciation rights represent the right to receive for each Series F Unit the fair market value of the Series F unit as defined in the respective agreements. The Series F Unit appreciation rights are subject to a vesting schedule as described in Note 3 of the financial statements. The appreciation rights occur upon the occurrence of a change in control event as defined in the agreement. As of March 31, 2019 and December 31, 2018, 1,189,000 and 1,192,000, respectively, of common unit equity appreciation rights were outstanding. Based on a valuation of the Company, management believes that the value of the equity appreciation rights to be $0 and, as a result, no expense accrual has been recorded for the equity appreciation rights as of March 31, 2019 and December 31, 2018.

Note 7.	Retirement Plan

The Company has a defined contribution plan (the Plan) under section 401(k) of the Internal Revenue Code for eligible employees. Under the Plan, employees are entitled to contribute a portion of their compensation each Plan year up to IRS limitations. For each Plan year, the Company makes a matching contribution of up to 4% of the participant’s contribution, as determined by the Company. Contributions made to the Plan by the Company were $62,956 and $59,905, respectively, for the three months ended March 31, 2019 and 2018.

Note 8.	Concentrations of Credit Risk

During the three months ended March 31, 2019 and 2018, substantially all revenues and outstanding accounts receivable and source of product for resale were derived from transactions with LifeNet Health or from third party customers through the Company supply and distribution agreement with LifeNet Health (see Note 6).

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts in financial institutions. Amounts in excess of federally insured limits at March 31, 2019 and December 31, 2018 totaled $0 and $1,407,915, respectively.

Note 9.	Management Plans

The Company’s financial statements have been presented on a basis that its business is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Note 9.	Management Plans (continued)

The Company incurred net losses of $2,468,452 and $2,896,814 for the three months ended March 31, 2019 and 2018, respectively. These losses reduced working capital and increased members’ deficit, resulting in the need to secure new capital to fund operations in 2019 and beyond. As a result, there is substantial doubt about the Company’s ability to continue as a going concern. If management’s plans are realized, then the substantial doubt about the Company’s ability to continue as a going concern may be alleviated.

A formal process conducted by Canaccord Genuity resulted in the $25,000,000 growth equity investment from 1315 Capital (“1315”) and SV Health Investors (“SV”) that closed on or about October 26, 2017, of which $19,000,000 was funded at closing and the remaining $6,000,000 was funded in June 2018.

During 2019, the Company also secured a working line of credit of $5,000,000 from Silicon Valley Bank to support the anticipated revenue growth in addition to transitioning responsibility of order-to-cash process from LifeNet Health to the Company (see Note 10). Additionally, 1315 and SV funded an additional $3,000,000 equity investment in the Company in February 2019 that was contemplated in the original agreement between 1315, SV and the Company, and are contemplating another $4,000,000 equity investment in the second quarter of 2019 into the Company (see Note 10). Lastly, on May 2, 2019, the Company closed on a $5,000,000 increase of the SWK Funding term loan from approximately $15,000,000 loan to approximately $20,000,000 in Q2 2019, with $2,500,000 funded on or about May 2, 2019 and the other $2,000,000 to be funded upon the additional $4,000,000 equity capital investment referenced above.

The new growth equity investment allowed the Company to expand the number of direct sales representatives to approximately 55 at the end of calendar year 2018. Although 1315 and SV are not contractually obligated to fund new product acquisition and/or licensing, they and management are actively seeking new product additions to the TheraSkin® product line to provide direct sales representatives more products to sell at the same point of sales to create greater sales efficiency per direct sales representative. The Company believes the expansion of the sales force will contribute significant sales growth going forward.

TheraSkin® continues to maintain nationwide Medicare coverage, extensive private insurance coverage and Medicaid coverage in 42 States and the District of Columbia. Expanding Medicaid and private insurance coverage for TheraSkin® continues to be a strategic priority for the Company. Management is pursuing Medicaid coverage in the remaining 8 States that do not currently cover Thera Skin® for Medicaid patients and is actively pursuing coverage by Anthem, Aetna, United and Humana and second tier private insurance companies.

An independent general surgeon recently published a clinical study that involved a non-industry sponsored prospective randomized clinical trial comparing head-to-head TheraSkin® and Apligraf in treatment of venous leg ulcers. The Company has submitted this new clinical evidence to private and Medicaid payors to seek new coverage determinations for TheraSkin®. Additionally, the Company is working on other clinical study efforts to both defensively protect and offensively expand TheraSkin® payor coverage policy.

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Note 9.	Management Plans (continued)

Based on the foregoing, management believes that if its plans are successful, the Company will have adequate funds to continue its operations and execute its sales and marketing strategy for its primary wound care product, TheraSkin®. However, there can be no assurances that the Company will be able to secure all additional funding and/or close the merger Agreement with Misonix referenced in Note 10.

Note 10.	Subsequent Events

Subsequent to March 31, 2019, the Company entered into an agreement with SWK Funding LLC to amend the note and waive specified defaults (see Note 2). Under the terms of the amendment, lender will make an additional term loan in the original amount of $2,500,000, resulting in an aggregate outstanding principal balance of the term loan of $17,595,761. Upon funding, the Company shall pay a fully-earned, non-refundable origination fee of $37,500. Beginning May 2, 2019 and ending on the six month anniversary of the signing of the merger agreement with Misonix, Inc (see below), lender shall make one additional term loan advance to borrower in the amount of $2,500,000 within five business days of the written request of borrower, contingent upon an additional equity investment or subordinated debt totaling $4,000,000 or more, and contingent upon the absence of any default. Upon funding of the second $2,500,000 advance, the Company shall pay a fully-earned, non-refundable origination fee of $37,500. Revenue based payments are amended to be 15% (formerly 12.5%) of aggregate annual revenue up to and including $15,000,000, and 12.5% (formerly 10%) of aggregate annual revenue greater than $15,000,000. Beginning November 2019, scheduled principal payments of $1,250,000 (formerly $900,000) plus accrued interest are due quarterly.

On May 2, 2019 the Company and Misonix, Inc. executed a binding definitive agreement (the “Merger Agreement”) for Misonix to acquire the Company in an all-stock transaction valued at approximately $97,000,000 at the time of executing the Merger Agreement (actual value will go up or down between execution and closing based on terms of the Merger Agreement and the stock price of Misonix). Under the terms of the agreement, Misonix will issue approximately 5,700,000 new shares to Solsys’ unitholders. After the completion of the transaction, it is expected that Misonix shareholders immediately prior to closing will own 64% of the combined entity, and Solsys unitholders will own 36%. Misonix will also assume Solsys’ outstanding secured debt of approximately $20,000,000 upon closing. The transaction is expected to be completed in the third quarter of calendar year 2019.

The transaction has been approved by the boards of directors of both companies. The completion of the acquisition and the issuance of Misonix shares in connection with the proposed transaction is subject to the approval by Misonix shareholders. The completion of the transaction is also subject to approval by 55% of Solsys’ Series E unitholders and a majority of its Common unitholders, Series A unitholders, Series B unitholders, Series C unitholders and Series D unitholders, voting as a single class, as well as the satisfaction of certain customary closing conditions.

Based on the terms of the Merger Agreement, and subject to closing on same, the value of the EARS and Profit Interest Units issued to certain executives and past directors will be worth more than the $0 value estimate as of March 31, 2019, but at this point in time a value cannot be reasonably determined.

Notes continued on next page.

SOLSYS MEDICAL, LLC

(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Note 10.	Subsequent Events (continued)

Management has evaluated subsequent events through May 13, 2019, the date the financial statements were available to be issued.

Note 11.	Further Subsequent Events

On May 22, 2019 the Company and Martinsville Research Institute (MRI), a clinical research organization, entered into an agreement for MRI to perform a post market prospective randomized clinical trial to evaluate the effectiveness of TheraSkin allogenic grafts for the treatment of diabetic foot ulcers versus standard of care. The results of this study will be used to expand and maintain public and private reimbursement coverage for TheraSkin® and support marketing efforts consistent with management plans to increase product sales and market share. The study is expected to be completed within 18 months of the effective date and the final report is expected to be completed within 21 months of the effective date. Per the agreement the budgeted amount for the study is $2.1 million with payments due and payable during the duration of the study based on initial clinical trial set up work and other clinical trial related work performed by MRI and clinical investigators.

Notes continued on next page.

Annex A

AGREEMENT AND PLAN OF MERGER

among

MISONIX, INC.,

NEW MISONIX, INC.,

MOTOR REINCORP. SUB ONE, INC.,

SURGE SUB TWO, LLC,

SOLSYS MEDICAL, LLC,

and

GREG MADDEN, solely in his capacity as the Representative

Dated as of May 2, 2019

A-i

(continued)

A-ii

(continued)

Exhibits

Exhibit A-1	Form of Surge Support Agreement

Exhibit A-2	Form of Motor Support Agreement

Exhibit B	Form of Lock-Up Agreement

Exhibit C	Form of Non-Compete Agreement

Exhibit D	Surviving Surge Operating Agreement

Exhibit E	Form of Surge Unitholder Written Consent

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of May 2, 2019 (this “Agreement”), is entered into by and among Misonix, Inc., a New York corporation (“Motor”), New Misonix, Inc., a New York corporation and a direct, wholly owned Subsidiary of Motor (“ParentCo”), Motor Reincorp. Sub One, Inc., a New York corporation and a direct, wholly owned Subsidiary of ParentCo (“Merger Sub One”), Surge Sub Two, LLC, a Delaware limited liability company and a direct, wholly owned Subsidiary of ParentCo (“Merger Sub Two”, and together with Merger Sub One, the “Merger Subs”), Solsys Medical, LLC, a Delaware limited liability company (“Surge”) and, solely in its capacity as the representative for Surge Equityholders, Greg Madden, an individual resident of the State of Massachusetts (the “Representative”). Motor, ParentCo, the Merger Subs, Surge and the Representative are referred to herein individually as a “Party” and collectively as the “Parties”. All capitalized terms used in this Agreement will have the meanings assigned to such terms in Section 8.3 or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, as an initial step in the transactions contemplated by this Agreement and prior to the Combination Merger described below, Motor wishes to effectuate a transaction pursuant to which each outstanding share of common stock, par value $0.01 per share, of Motor (the “Motor Common Stock”) will be exchanged for one share of common stock, without par value, of ParentCo (the “ParentCo Common Stock”), by means of a merger of Merger Sub One with and into Motor (the “Reincorporation Merger”), on the terms and subject to the conditions set forth in this Agreement, with Motor being the surviving company in the Reincorporation Merger (sometimes referred to herein as “Surviving Motor”), pursuant to which Surviving Motor will become a wholly owned Subsidiary of ParentCo;

WHEREAS, immediately following the Reincorporation Merger, ParentCo and Surge wish to effect a strategic business combination transaction by means of a merger of Merger Sub Two with and into Surge (the “Combination Merger”, and together with the Reincorporation Merger, the “Mergers”), on the terms and subject to the conditions set forth in this Agreement, with Surge being the surviving company in the Combination Merger (sometimes referred to herein as “Surviving Surge”), pursuant to which Surviving Surge will become a wholly owned Subsidiary of ParentCo and sister company to Surviving Motor and each outstanding Surge Unit will be converted into the right to receive a number of shares of ParentCo Common Stock determined as set forth herein;

WHEREAS, on April 30, 2019, Surge and SWK Funding LLC, a Delaware limited liability company (as Agent and Lender thereunder) (“SWK Funding”), entered into a Fifth Amendment to Credit Agreement, which amends that certain Credit Agreement dated as of June 1, 2015 between Surge and SWK Funding (as so amended, the “Surge Credit Agreement”), which, subject to the terms and conditions set forth therein, increases Surge’s borrowing capacity under the Surge Credit Agreement by $5,000,000;

WHEREAS, on or prior to the date hereof, Motor, Surge and ParentCo have received a binding commitment letter from SWK Funding, executed on its behalf by its sole manager, SWK Holdings Corporation (the “SWK Commitment Letter”) which provides, upon the satisfaction of the terms and conditions set forth therein, including the completion of the Combination Merger, for the further amendment of the Surge Credit Agreement in substantially the form attached to the SWK Commitment Letter (the “Amended Surge Credit Agreement”) to, among other things, further increase the borrowing capacity of ParentCo, Motor and Surge under the Surge Credit Agreement by an additional $5,000,0000, modify the interest rate payable thereunder, and amend certain other covenants and terms thereof;

WHEREAS, the board of directors of Motor (the “Motor Board”) has adopted resolutions (a) determining that this Agreement, the Reincorporation Merger, the Combination Merger, and the issuances of shares of ParentCo

Common Stock pursuant to the Reincorporation Merger and the Combination Merger (the “ParentCo Stock Issuances”) and the other transactions contemplated by this Agreement (including the Mergers) and the Ancillary Documents (collectively, the “Transactions”), are advisable, fair to, and in the best interests of, Motor and the Motor Shareholders, (b) approving and adopting this Agreement and the Transactions, and (c) subject to the terms and conditions of this Agreement, recommending that the Motor Shareholders approve and adopt the ParentCo Stock Issuances, this Agreement and the Reincorporation Merger;

WHEREAS, the board of directors of ParentCo (the “ParentCo Board”) has adopted resolutions (a) determining that this Agreement and the Transactions, are advisable, fair to, and in the best interests of, Motor as its sole shareholder, (b) approving and adopting this Agreement, the ParentCo Stock Issuances and the Transactions, and (c) subject to the terms and conditions of this Agreement, recommending that Motor as its sole shareholder approve and adopt this Agreement, the ParentCo Stock Issuances and the Transactions;

WHEREAS, the Board of Managers (as defined in the Surge Operating Agreement) (the “Surge Board”) has unanimously adopted resolutions (a) providing its prior approval of the transfer (if any) of Surge Units and/or Equity Interests of Surge contemplated by this Agreement and (b) approving this Agreement, the execution and delivery of this Agreement and, subject to receipt of the Requisite Surge Unitholder Approval, the consummation of the Combination Merger and the other Transactions to which Surge is a party and the performance of Surge’s obligations under this Agreement;

WHEREAS, the respective boards of directors or equivalent governing body of each of the Merger Subs have, upon the terms and subject to the conditions set forth herein, (a) determined that this Agreement and the Transactions to which they are a party, are advisable, fair to and in the best interests of the applicable Merger Sub and its equityholders, (b) approved and declared advisable this Agreement and approved the consummation of the Transactions to which they are a party, including the Mergers in accordance with the requirements of the NYBCL or the DLLCA, as applicable, and (c) recommended the adoption of this Agreement by ParentCo as the sole equityholder of each of the Merger Subs;

WHEREAS, as a condition to Motor’s willingness to enter into this Agreement, simultaneous with the execution and delivery of this Agreement, (a) Motor and the Surge Unitholders listed on Schedule A are entering into a support agreement in the form attached hereto as Exhibit A-1 (the “Surge Support Agreement”) pursuant to which such Surge Unitholders have agreed to, among other things and subject to the terms of the Surge Support Agreement, vote or consent to the approval of this Agreement, the consummation of the Combination Merger and the other Transactions to which Surge is a party as well as purchase their respective pro rata portion of the Surge Capitalization Infusion and (b) ParentCo and the Surge Unitholders listed on Schedule B are entering into the Lock-Up Agreement in the form attached hereto as Exhibit B (the “Lock-Up Agreement”);

WHEREAS, as a condition to Surge’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, (a) the Motor Shareholders listed on Schedule C are entering into a support agreement, in the form attached hereto as Exhibit A-2 (the “Motor Support Agreement”), pursuant to which such Motor Shareholders have agreed to, among other things, and subject to the terms and conditions of the Motor Support Agreement, vote in favor of the ParentCo Stock Issuances and adoption of this Agreement and the Reincorporation Merger;

WHEREAS, concurrently with the execution of this Agreement, ParentCo and certain Persons listed on Schedule D are entering into employment agreements that will become effective upon the consummation of the Combination Merger (collectively, the “Employment Agreements”);

WHEREAS, concurrently with the execution of this Agreement, the Persons listed on Schedule E are entering into non-competition agreements in the form attached hereto as Exhibit C that will become effective upon the consummation of the Combination Merger (collectively, the “Non-Compete Agreements”);

WHEREAS, for U.S. federal income tax purposes, each of the Parties intend that (a) the Reincorporation Merger shall qualify as a transaction described in Section 351, Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code, and (b) the Combination Merger shall be treated as part of an integrated transaction with the Reincorporation Merger and qualify as a transaction described in Section 351 of the Code and the regulations promulgated thereunder, and, with respect to the Surge Blockers, transactions described in Section 368(a)(1)(C) of the Code and the regulations promulgated thereunder; and

WHEREAS, Motor and Surge desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and the Parties desire to prescribe various conditions to the Mergers.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1.

THE MERGERS

Section 1.1    Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Mergers (the “Closing”) shall take place at the offices of Jones Day, 3161 Michelson Drive, Suite 800, Irvine, California 92648, at 6:00 a.m., Pacific Time on the date that is three Business Days after the satisfaction or valid waiver (subject to applicable Law) of the conditions set forth in ARTICLE 5 (other than those conditions that by their nature are to be satisfied (or validly waived) at the Closing, but subject to such satisfaction or valid waiver), unless such time or date is changed by mutual agreement of Motor and Surge (the “Closing Date”).

Section 1.2    Reincorporation Merger.

(a)    Reincorporation Merger. Subject to the terms and conditions of this Agreement, in accordance with the NYBCL, at the Reincorporation Merger Effective Time, Merger Sub One shall merge with and into Motor. Motor shall be the surviving corporation in the Reincorporation Merger, and shall continue its existence as a corporation under the Laws of the State of New York as Surviving Motor. As of the Reincorporation Merger Effective Time, the separate corporate existence of Merger Sub One shall cease.

(b)    Reincorporation Merger Effective Time. As soon as practicable on the Closing Date, ParentCo and Motor shall (i) cause a certificate of merger in appropriate form (the “Certificate of Reincorporation Merger”) with respect to the Reincorporation Merger, to be filed with the New York Department of State (the “NYDoS”) in accordance with the New York Business Corporation Law (the “NYBCL”) and (ii) duly make all other filings and recordings required by the NYBCL in order to effectuate the Reincorporation Merger. The Reincorporation Merger shall become effective upon the acceptance for filing of the Certificate of Reincorporation Merger by the NYDoS or, subject to the NYBCL, at such later date and time as is agreed between Motor and Surge in writing and specified in the Certificate of Reincorporation Merger (such time of the effectiveness of the Reincorporation Merger being hereinafter referred to as the “Reincorporation Merger Effective Time”).

(c)    Effects of Reincorporation Merger. The Reincorporation Merger shall have the effects set forth in this Agreement and the NYBCL. Without limiting the generality of the foregoing, at the Reincorporation Merger Effective Time, the property owned by, and every right possessed by, Motor and Merger Sub One will be vested in Surviving Motor without reversion or impairment, and all liabilities of Motor and Merger Sub One will be vested in Surviving Motor.

(d)    Articles of Incorporation and Bylaws of Surviving Motor. At the Reincorporation Merger Effective Time and by virtue of the Reincorporation Merger, the certificate of incorporation and bylaws of Surviving Motor shall be amended in their entirety to conform to the certificate of incorporation and bylaws, respectively of Merger Sub One (except that the name of the corporation shall be “Old Misonix, Inc.”) and, as so amended, shall be the certificate of incorporation and bylaws of Surviving Motor until thereafter amended in accordance with the provisions thereof and applicable Law.

(e)    Directors and Officers of Surviving Motor. Motor shall take all lawful action so that the directors of Merger Sub One immediately prior to the Reincorporation Merger Effective Time shall be, at the Reincorporation Merger Effective Time, the directors of Surviving Motor, each to hold office in accordance with the certificate of incorporation and bylaws of Surviving Motor until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of Surviving Motor. Motor shall take all lawful action so that the individuals specified by Motor prior to the Reincorporation Merger Effective Time shall be, at the Reincorporation Merger Effective Time, the officers of Surviving Motor, until their respective successors are duly elected or appointed and qualified in accordance with certificate of incorporation and bylaws of Surviving Motor and applicable Law.

Section 1.3    Combination Merger.

(a)    The Combination Merger. Subject to the terms and conditions of this Agreement, in accordance with the DLLCA, at the Combination Merger Effective Time, Merger Sub Two shall merge with and into Surge. Surge shall be the surviving company in the Combination Merger, and shall continue its existence as a limited liability company under the DLLCA. As of the Combination Merger Effective Time, the separate legal existence of Merger Sub Two shall cease.

(b)    Combination Merger Effective Time. As soon as practicable on the Closing Date and as concurrently as possible with, but after, the Reincorporation Merger Effective Time, ParentCo and Surge shall (i) cause a certificate of merger in appropriate form (the “Certificate of Combination Merger”) with respect to the Combination Merger to be executed and filed with the Secretary of State of the State of Delaware (the “DSS”) in accordance with the DLLCA and (ii) duly make all other filings and recordings required by the DLLCA in order to effectuate the Combination Merger. The Combination Merger shall become effective upon the filing of the Certificate of Combination Merger with the DSS or, subject to the provisions of the DLLCA, at such other time after the Reincorporation Merger Effective Time as is agreed between Motor and Surge and specified in the Certificate of Combination Merger (such time of the effectiveness of the Combination Merger being hereinafter referred to as the “Combination Merger Effective Time”).

(c)    Effects of Combination Merger. The Combination Merger shall have the effects set forth in the DLLCA. Without limiting the generality of the foregoing, from and after the Combination Merger Effective Time, Surviving Surge shall be vested in all property, real, personal and mixed, and all debts due to and other things and causes of action belonging to, Surge and Merger Sub Two.

(d)    Certificate of Formation and Limited Liability Company Agreement of Surviving Surge. At the Combination Merger Effective Time, (i) by virtue of the Certificate of Combination Merger and to the extent provided in the Certificate of Combination Merger, the certificate of formation of Surge as in effect immediately prior to the Combination Merger Effective Time shall be amended to change the registered office and registered agent to be the registered office and registered agent as set forth in the certificate of formation of Merger Sub Two as in effect immediately prior to the Combination Merger Effective Time, which amended certificate of formation shall be the certificate of formation of Surviving Surge until amended in accordance with the provisions of applicable Law, and (ii) the limited liability company agreement of Surge as in effect immediately prior to the Combination Merger Effective Time shall be replaced in its entirely by the adoption of the new limited liability company agreement attached hereto as Exhibit D (the “Surviving Surge Operating Agreement”),

which Surviving Surge Operating Agreement shall be the limited liability company agreement of Surviving Surge until thereafter amended in accordance with the provisions thereof and applicable Law.

(e)    Managers and Officers of Surviving Surge. At the Combination Merger Effective Time, Surviving Surge shall be a member managed limited liability company and ParentCo shall be the sole member of Surviving Surge, in each case, in accordance with the Surviving Surge Operating Agreement. At the Combination Merger Effective Time, there shall be no officers of Surviving Surge unless otherwise provided in the Surviving Surge Operating Agreement.

(f)    Directors and Officers of ParentCo. ParentCo shall take all lawful action so that the directors of Motor serving immediately prior to the Reincorporation Merger Effective Time shall be, at the Reincorporation Merger Effective Time, the directors of ParentCo, until the earlier of their death, resignation or removal or the time at which their respective successors are duly elected or appointed and qualified in accordance with the articles of incorporation and bylaws of ParentCo. ParentCo shall take all lawful action so that at the Combination Merger Effective Time, the number of directors constituting the board of directors of ParentCo shall be fixed at five and the two individuals set forth on Schedule F shall be elected to the board of directors of ParentCo, or if any of such individuals is unwilling or unable to serve as a director of ParentCo, or as otherwise requested by Surge, a replacement designated by Surge who is not an employee of Motor, Surge or any of their respective Subsidiaries and that is reasonably acceptable to the Motor Board; provided that all such individuals designated by Surge whether or not set forth on Schedule F shall qualify as independent directors of ParentCo immediately following the Reincorporation Merger Effective Time.

Section 1.4    Headquarters of ParentCo; Name. ParentCo shall take all lawful action so that from and after the Combination Merger Effective Time, the headquarters and principal executive offices of ParentCo shall continue to be located in Farmingdale, New York, and the name of ParentCo shall be changed to “Misonix, Inc.”.

Section 1.5    Conversion of Stock and Units in the Mergers.

(a)    Not later than two Business Days prior to the Closing Date, Surge shall prepare and deliver to Motor a completed schedule in the form provided to Motor as of the date hereof (such completed schedule, the “Initial Allocation Schedule”) reflecting, as of the date of the Initial Allocation Schedule (i) the name, current address, tax domicile (if different from the address) and, if applicable, taxpayer identification number of each Surge Equityholder as of the date of the Initial Allocation Schedule, (ii) (A) the number and class of outstanding Surge Units held by such Surge Equityholder (assuming the exercise in full of all outstanding Surge Warrants), (B) the number of Equity Appreciation Rights held by such Surge Equityholder, the number and class of Surge Units subject to such Equity Appreciation Rights, the base amount associated with such Equity Appreciation Rights, and the vesting terms of such award, and (C) with respect to Profits Interests that are not Surge Series F Units, the base amount associated with such Profits Interests, (iii) the date on which each Surge Equityholder acquired the Surge Unit or EAR, (iv) the aggregate number of Surge Fully-Diluted Units outstanding, (v) the number of shares of ParentCo Common Stock payable from the Surge Closing Merger Consideration to (A) the Surge Equityholders collectively, (B) each Surge Equityholder individually in respect of each class of Surge Units held by such Surge Equityholder (assuming the exercise in full of all outstanding Surge Warrants), (C) each Surge Equityholder individually in respect of each EAR held by such Surge Equityholder, and (D) to the holders of EARs collectively, in each case, pursuant to Section 1.5(c) and calculated in accordance with the Surge Operating Agreement, assuming that the Combination Merger Effective Time occurred as of the date of the Initial Allocation Schedule, (vi) each Surge Equityholder’s applicable percentage of the Escrow Amount payable in respect of each class of Surge Units held by such Surge Equityholder and in respect of the EARs held by such Surge Equityholder, upon a release to the Surge Equityholder from the Escrow Account, calculated in accordance with the Surge Operating Agreement, assuming that the Combination Merger Effective Time occurred as of the date of the Initial Allocation Schedule, and (vii) such other information as ParentCo may reasonably require, which Initial Allocation Schedule shall be certified as being correct and complete by a duly authorized executive officer of Surge. Motor shall have one Business Day to provide any comments to the Initial Allocation Schedule that it reasonably believes are necessary to comply with the Surge Operating Agreement or this Agreement, which comments will be reasonably considered by Surge in preparing the Final Allocation Schedule. On the Closing Date, Surge shall prepare and deliver to Motor a completed final schedule in a form consistent with the Initial Allocation Schedule reflecting the matters reflected on the Initial Allocation Schedule as updated to reflect Motor’s comments thereon, but only to the extent, necessary for the Final Allocation Schedule to comply with the Surge Operating Agreement and this Agreement and to provide such information as of the Closing Date (such completed final schedule, the “Final Allocation Schedule”), which Final Allocation Schedule shall be certified as being correct and complete by a duly authorized executive officer of Surge.

(b)     At the Reincorporation Merger Effective Time, by virtue of the Reincorporation Merger and without any action on the part of Motor, ParentCo, Merger Sub One or any holder of shares of Motor Common Stock (a “Motor Shareholder”):

(i)    each share of Motor Common Stock issued and outstanding immediately prior to the Reincorporation Merger Effective Time, other than any Motor Cancelled Shares (as defined below), shall automatically be converted into one fully paid, validly issued and nonassessable share of ParentCo Common Stock and shall no longer be outstanding and shall automatically be cancelled and cease to exist;

(ii)     each share of capital stock of Motor issued and outstanding immediately prior to the Reincorporation Merger Effective Time and owned, directly or indirectly, by Motor or any of Motor’s Subsidiaries or by Surge or any of Surge’s Subsidiaries (collectively, “Motor Cancelled Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)    each share of Common Stock, without par value, of Merger Sub One issued and outstanding immediately prior to the Reincorporation Merger Effective Time shall automatically be converted into one fully paid, validly issued and nonassessable share of Surviving Motor; and

(iv)    each share of ParentCo Common Stock owned by Motor immediately prior to the Reincorporation Merger Effective Time shall remain outstanding. Immediately following the Reincorporation Merger Effective Time, each share of ParentCo Common Stock owned by Surviving Motor shall be surrendered to ParentCo without payment therefor and cancelled by ParentCo.

(c)    At the Combination Merger Effective Time, by virtue of the Combination Merger and without any action on the part of ParentCo, Merger Sub Two, Surge or any Surge Equityholder:

(i)    each Surge Unit issued and outstanding immediately prior to the Combination Merger Effective Time, other than any Surge Cancelled Units (as defined below), shall automatically be converted into the right to receive such portion of the Surge Closing Merger Consideration and percentage of the Escrow Amount released pursuant to Section 1.7(g) (if any) payable with respect to such Surge Unit as is set forth in the Final Allocation Schedule, and shall no longer be outstanding and shall automatically be cancelled and cease to exist;

(ii)     each Surge Unit held in the treasury of Surge or issued and outstanding immediately prior to the Combination Merger Effective Time and owned, directly or indirectly, by Surge or any of Surge’s Subsidiaries or Motor or any of Motor’s Subsidiaries (collectively, “Surge Cancelled Units”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)    all of the limited liability company interests of Merger Sub Two issued and outstanding immediately prior to the Combination Merger Effective Time shall be converted into all of the issued and outstanding limited liability company interests of Surviving Surge; and

(iv)    each Equity Appreciation Right issued and outstanding immediately prior to the Combination Merger Effective Time shall be automatically exchanged for the right to receive, in accordance with the provisions of the EAR Agreements between Surge and the holders of EARs, such portion of the Surge Closing Merger Consideration and percentage of the Escrow Amount released pursuant to Section 1.7(g) (if any) payable with respect to such Equity Appreciation Right as is set forth in the Final Allocation Schedule.

(d)    Surge shall take all requisite lawful action so that, at the Combination Merger Effective Time, by virtue of the Combination Merger and without any action on the part of ParentCo, Merger Sub Two, Surge or any Surge Equityholder, each Surge Warrant issued and outstanding immediately prior to the Combination Merger Effective Time shall be automatically cancelled.

(e)    In the event that, at any time during the period from the date hereof to the Combination Merger Effective Time, Motor changes (or establishes a record date for changing) the number of shares of Motor Common Stock issued and outstanding (as compared to the number of shares of Motor Common Stock outstanding immediately prior to the date of this Agreement) as a result of a stock-split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares, anti-dilution or other adjustment, in each case other than pursuant to Transactions, then the Surge Merger Consideration shall be appropriately and proportionally adjusted to reflect fully the effect of such change.

Section 1.6    Motor Stock Options and Other Stock-Based Awards.

(a)     Each option to purchase a share of Motor Common Stock (“Motor Stock Option”) that is outstanding immediately prior to the Reincorporation Merger Effective Time (whether vested or unvested) shall (i) be assumed by ParentCo and become, as of the Reincorporation Merger Effective Time, an option (a “Motor Exchange Option”) to purchase, on the same terms and conditions (including applicable vesting requirements) as applied to each such Motor Stock Option immediately prior to the Reincorporation Merger Effective Time, the number of shares of ParentCo Common Stock that is equal to the number of shares of Motor Common Stock subject to such Motor Stock Option immediately prior to the Reincorporation Merger Effective Time, at an exercise price per share of ParentCo Common Stock equal to the exercise price for each such share of Motor Common Stock subject to such Motor Stock Option immediately prior to the Reincorporation Merger Effective Time (including applicable vesting, exercise and expiration provisions) and (ii) cease to represent an option or right to acquire shares of Motor Common Stock. The number of shares of ParentCo Common Stock, the exercise price per share of ParentCo Common Stock, and any other rights of a holder of a converted Motor Exchange Option shall be determined in a manner that complies with the requirements of Section 424 of the Code and the Treasury Regulations thereunder and Section 409A of the Code and the Treasury Regulations thereunder, as applicable.

(b)     Each restricted share of Motor Common Stock (“Motor Restricted Stock”) and each right of any kind, contingent or accrued, to receive shares of Motor Common Stock or benefits measured in whole or in part by the value of a number of shares of Motor Common Stock granted by Motor outstanding immediately prior to the Reincorporation Merger Effective Time (including Motor restricted stock units, phantom units, deferred stock units, stock equivalents and dividend equivalents), other than Motor Stock Options (each, other than Motor Stock Options, a “Motor Stock-Based Award”), shall be assumed by ParentCo and become, as of the Reincorporation Merger Effective Time, an award, on the same terms and conditions (including applicable vesting requirements and deferral provisions) as applied to each such Motor Stock-Based Award immediately prior to the Reincorporation Merger Effective Time, with respect to the number of shares of ParentCo Common Stock that is equal to the number of shares of Motor Common Stock subject to the Motor Stock-Based Award immediately prior to the Reincorporation Merger Effective Time. For the avoidance of doubt, shares of Motor Common Stock issued in connection with the settlement of Motor Stock-Based Awards which vest on or prior to the Reincorporation Merger Effective Time (including vested Motor Restricted Stock) shall be treated in the manner set forth in Section 1.5(b)(i).

(c)    At or prior to the Reincorporation Merger Effective Time, Motor, the Motor Board and its compensation committee, as applicable, and ParentCo, the ParentCo Board, and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary, including obtaining any necessary consents and providing any necessary notices, to (i) effectuate the provisions of this Section 1.6 and (ii) cause ParentCo to assume the Motor Stock Plans and award agreements issued thereunder.

(d)     As of the Reincorporation Merger Effective Time, ParentCo shall be deemed a “successor issuer” for purposes of continuing offerings of Motor under the Securities Act. As soon as practicable and in any event within 15 Business Days following the Reincorporation Merger Effective Time, ParentCo shall, to the extent necessary under the Securities Act, file post-effective amendments to Motor’s currently effective registration statements, adopting such statements as its own registration statements for all purposes of the Securities Act and the Exchange Act, and setting forth any additional information necessary to reflect any material changes made in connection with, or resulting from, the succession or necessary to keep the registration statements from being misleading.

Section 1.7    Payment for Securities.

(a)    Reincorporation Merger Exchange. Each certificate that, immediately prior to the Reincorporation Merger Effective Time, represented shares of Motor Common Stock, and all shares of Motor Common Stock held in book-entry form immediately prior to the Reincorporation Merger Effective Time, shall, from and after the Reincorporation Merger Effective Time, become a certificate that represents, or a book-entry share representing, respectively, an equal number of shares of ParentCo Common Stock.

(b)    Exchange Fund. Continental Stock Transfer & Trust Company, its applicable Affiliate(s) or another Person selected by Motor and reasonably acceptable to Surge shall act, at Motor’s sole expense, as the paying and exchange agent for the purpose of effecting the payment and delivery of the Surge Merger Consideration (the “Exchange Agent”) in accordance with this Agreement and the Exchange Agent Agreement, to be entered into by and among the Exchange Agent, Motor and the Representative, in form and substance reasonably satisfactory to Motor, Surge and the Exchange Agent (the “Exchange Agent Agreement”). Promptly (and in no event more than one Business Day) after the Combination Merger Effective Time, ParentCo shall deposit, or cause to be deposited, with the Exchange Agent evidence of the aggregate number of shares of ParentCo Common Stock issuable pursuant to Section 1.5(c)(i) as Surge Closing Merger Consideration, as set forth in the Final Allocation Schedule (such evidence of book-entry shares of ParentCo Common Stock, the “Exchange Fund”), in each case, for the sole benefit of the Surge Unitholders converted pursuant to Section 1.5(c)(i) and, for avoidance of doubt, excluding any shares of ParentCo Common Stock to be deposited in the Escrow Account. ParentCo shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of such portion of the Surge Closing Merger Consideration to the Surge Unitholders out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(c)    Procedures for Surrender. As soon as reasonably practicable after the Closing, ParentCo shall, or shall cause the Exchange Agent to, mail to each Surge Unitholder: (i) a letter of transmittal for use in exchanging Surge Units (other than Surge Cancelled Units) for payment of such Surge Unitholder’s applicable portion of the Surge Merger Consideration, which letter of transmittal shall specify that the delivery of Surge Units (other than Surge Cancelled Units) shall be effected, and risk of loss and title shall pass, only upon delivery of such letter of transmittal to the Exchange Agent or such other agent as may be appointed by ParentCo (the “Letter of Transmittal”), and (ii) instructions in customary form for effecting the surrender of the Surge Units (other than Surge Cancelled Units) in exchange for payment of such Surge Unitholder’s portion of the Surge Closing Merger Consideration. Upon (i) surrender of Surge Units (other than Surge Cancelled Units) for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by ParentCo, (ii) delivery of a letter of transmittal, duly executed and in proper form, with respect to such Surge Units, (iii) delivery of a properly completed IRS Form W-9 or, if applicable, the appropriate IRS Form W-8 and any other documentation expressly required by its terms to be provided in connection with the Letter of Transmittal, and (iv) if applicable pursuant to Section 4.16, the execution and delivery to ParentCo of a Lock-Up Agreement, each Surge Unitholder shall be entitled to receive such Surge Unitholder’s portion of the Surge Closing Merger Consideration and percentage of the Escrow Amount released pursuant to Section 1.7(g) (if any) as is set forth in the Final Allocation Schedule, for each such Surge Unit held by them. Any Surge Units so surrendered will forthwith be cancelled. The Surge Closing Merger Consideration and Escrow Amount released pursuant to Section 1.7(g) (if any) paid upon the surrender for exchange of Surge Units pursuant to this Section 1.7(c) will be deemed to have been paid in full satisfaction of all rights pertaining to such Surge Units. If payment of the Surge Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Surge Units is registered, it will be a condition precedent of payment that the Surge Units so surrendered will be properly endorsed or will be otherwise in proper form for transfer, and the Person requesting such payment will have paid any transfer or similar Taxes required by reason of the payment of a Surge Unitholder’s portion of the Surge Closing Merger Consideration or percentage of the Escrow Amount released pursuant to Section 1.7(g) (if any) to a Person other than the registered holder of the Surge Unit so surrendered or will have established to the satisfaction of the Exchange Agent that such Taxes either have been paid or are not payable. Any other transfer or similar Taxes incurred in connection with the Mergers will be paid by ParentCo; provided, however, that any such Taxes that are solely the obligation of the Surge Blockers or their respective shareholders under applicable Law shall be paid by the respective Surge Blockers or their shareholders, as applicable. Until surrendered as contemplated hereby, each Surge Unit (other than Surge Cancelled Units) will be deemed at any time after the Combination Merger Effective Time to represent only the right to receive the portion of the Surge Closing Merger Consideration and percentage of the Escrow Amount released pursuant to Section 1.7(g) (if any) applicable to such Surge Unit.

(d)    Termination of Exchange Fund. At any time following the 12-month anniversary of the Combination Merger Effective Time, ParentCo shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund not disbursed to Surge Unitholders, and thereafter such Surge Unitholders shall be entitled to look only to ParentCo (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Surge Merger Consideration, payable upon due surrender of their Surge Units and compliance with the procedures in Section 1.7(c), without interest.

(e)    Payment of EARs. After the Closing, but in no event later than the 12-month anniversary of the Closing Date, in accordance with the provisions of the EAR Agreements and subject to applicable withholding Taxes, ParentCo shall pay to each holder of an EAR the applicable portion of the Surge Closing Merger Consideration payable to such holder pursuant to Section 1.5(c)(iv). As soon as reasonably practicable following the receipt of any Remaining Escrow Amount payable to holders of an EAR pursuant to Section 1.7(g), ParentCo shall pay to each holder of EARs the applicable percentage of the Remaining Escrow Amount payable to such holder pursuant to Section 1.5(c)(iv). Prior to making any payments to holders of EARs under this Section 1.7(e), ParentCo shall withhold a number of shares of ParentCo Common Stock from each holder’s applicable portions of the Surge Closing Merger Consideration and/or the Remaining Escrow Amount, as applicable, as necessary to satisfy the payment of applicable withholding Taxes required to be made with respect to each such payment, and ParentCo shall properly account for such payments.

(f)    Fractional Shares. No fraction of a share of ParentCo Common Stock shall be issued at the Closing pursuant to Section 1.5. In lieu of any fractional shares, the fractional amount of ParentCo Common Stock which any Surge Equityholder would otherwise be entitled to receive under Section 1.5 shall be delivered into the Escrow Account pursuant to Section 1.7(g). No fraction of a share of ParentCo Common Stock shall be paid to any Surge Equityholder out of the Escrow Account pursuant to Section 1.7(g) or the Escrow Agreement. In lieu of any fractional shares, the fractional amount of ParentCo Common Stock that any Surge Equityholder would otherwise be entitled to receive (after aggregating all fractional shares otherwise payable to such Surge Equityholder in respect of each of their Surge Units and EARs) shall be retained in the Escrow Account. With respect to any fractional shares remaining in the Escrow Account or upon termination of the Expiration Date (after aggregating all Equity Interests held by such Surge Equityholder), the fractional amount of ParentCo Common Stock which any Surge Equityholder is entitled to receive under Section 1.7(g) or the Escrow Agreement shall be paid in cash based on the Motor Stock Price; provided, however, that ParentCo shall not be obligated to deliver any cash to the Escrow Agent with respect to such cash payments until such time as such cash payments in lieu of fractional shares become due.

(g)    Escrow Account.

(i)    Notwithstanding anything to the contrary in the other provisions of this ARTICLE 1, at the Closing, ParentCo shall withhold from the Surge Merger Consideration payable to Surge Equityholders, and transfer to a Person to be selected by Motor and reasonably acceptable to Surge (it being agreed that Continental Stock Transfer & Trust Company or its applicable Affiliate(s) shall be deemed to be acceptable), as agent to ParentCo and the Representative (the “Escrow Agent”), the Escrow Amount, to the account (or accounts) designated by the Escrow Agent (the “Escrow Account”), in accordance with the terms of this Agreement and the terms of the Escrow Agreement to be entered into by and among the Escrow Agent, Motor, ParentCo and the Representative, in form and substance reasonably satisfactory to Motor, Surge and the Escrow Agent (the “Escrow Agreement”), which will be executed prior to the Closing. The Escrow Amount shall constitute security for the benefit of ParentCo with respect to any amounts that may become due to ParentCo pursuant to ARTICLE 7. The Parties agree that, for U.S. federal (and applicable state and local) income tax purposes, the Surge Equityholders shall be treated as the owners of the ParentCo Common Stock representing the Escrow Amount and no Party will take any position inconsistent therewith (except as otherwise required by Law). The terms of the Escrow Agreement shall provide that shares of ParentCo Common Stock deposited into the Escrow Account shall be treated as outstanding shares by ParentCo and such shares shall retain all voting rights, which shall be voted by the Representative in accordance with Section 4.20(a)(viii), and all dividend rights (with any such dividends being deposited in the Escrow Account and becoming subject to the terms of the Escrow Agreement).

(ii)     If, on the 15-month anniversary of the Closing Date (the “Expiration Date”), following the making of all payments due pursuant to Section 7.2, if any, and the retention of the amount of shares of ParentCo Common Stock equal to the value, if any, of claims for indemnification under Section 7.2 properly asserted in writing prior to such date by the Indemnitees but not yet resolved as of the Expiration Date (such claims, the “Unresolved Claims”), there are any amounts then remaining in the Escrow Account (the “Remaining Escrow Amount”), then ParentCo and the Representative shall deliver a joint written instruction to the Escrow Agent to release to (A) the Exchange Agent (for distribution to Surge Equityholders (other than the holders of EARs) as of immediately prior to the Combination Merger Effective Time) the percentage of the Remaining Escrow Amount payable to such Surge Equityholders as set forth in the Final Allocation Schedule and (B) ParentCo (for distribution to the holders of EARs as of immediately prior to the Combination Merger Effective Time) the percentage of the Remaining Escrow Amount payable to holders of EARs set forth in the Final Allocation Schedule, in each case, subject to and in accordance with the terms of this Agreement and the Escrow Agreement. Upon final resolution of any Unresolved Claim in respect of which amounts had been retained (to the extent not utilized to satisfy such Unresolved Claims), ParentCo and the Representative shall deliver a joint written instruction to the Escrow Agent that such amounts shall be deemed to have become the Remaining Escrow Amount and shall be paid in accordance with the process set forth in the preceding sentence and the terms of the Escrow Agreement.

Section 1.8    Withholding Rights. Motor, ParentCo, Surviving Surge and the Exchange Agent (and any agent acting on behalf of any of them, including ParentCo’s payroll process and Surviving Surge’s payroll processor) shall, acting reasonably, be entitled to deduct and withhold from the consideration otherwise payable under this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law provided that, except for withholding pursuant to Sections 1.7(e) and 1.7(g) hereof or withholding due to a failure to provide a properly completed and executed IRS Form W-9 pursuant to Section 1.7(c) hereof and in accordance with Section 6.01 of IRS Notice 2018-29, the applicable payor shall notify the applicable recipient in writing of its intention to deduct or withhold any such amount prior to making such withholding, together with an explanation of the legal basis for such deduction or withholding, and shall reasonably cooperate with the applicable recipient to minimize or eliminate such deduction or withholding. To the extent that amounts are so withheld or deducted and paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE 2.

REPRESENTATIONS AND WARRANTIES OF SURGE

Except as set forth in the disclosure schedule delivered by Surge to Motor concurrently with the execution of this Agreement (the “Surge Disclosure Schedule”) (with each exception set forth in Surge Disclosure Schedule being identified by reference to, or grouped under a heading referring to, a specific individual section or subsection of this Agreement and relating only to such section or subsection; provided, however, that a matter disclosed with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to which the relevance of such matter disclosed is reasonably apparent on its face), Surge hereby represents and warrants to Motor, ParentCo and each Merger Sub as follows:

Section 2.1    Organization and Qualification; Subsidiaries.

(a)    Surge is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware.

(b)    Surge has all requisite limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as it has been and is currently conducted. Section 2.1(b) of the Surge Disclosure Schedule sets forth each jurisdiction in which Surge is licensed or qualified to do business, and Surge is duly licensed or qualified to do business and in good standing in each jurisdiction in which the properties and assets owned, leased or operated by it or the business it carries on as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Surge Material Adverse Effect.

(c)    Surge has no, nor has it ever had any, Subsidiaries and does not, nor has it ever had, have ownership of or the right to acquire any Equity Interest or ownership interest in any other Person.

(d)    Surge has made available to Motor true, correct and complete copies of the certificate of formation of Surge and the Sixth Amended and Restated Operating Agreement of Surge made and entered into as of October 26, 2017 (the “Surge Operating Agreement”), which is the effective limited liability company agreement of Surge as of the date hereof. The Surge Operating Agreement as solely amended by any amendments thereto approved by Motor pursuant to Section 4.1(b) and approved by the members of Surge holding Surge Units required to give effect to any such amendment, will be the currently effective limited liability company agreement of Surge as of the Reincorporation Merger Effective Time.

Section 2.2    Capitalization.

(a) As of the date hereof, the authorized and outstanding units of Surge consists of units designated as (i) 10,949,419.2 Common Units (the “Surge Common Units”), of which Surge Common Units, 3,027,561 are subject to a Grant Agreement (as defined in the Surge Operating Agreement), (ii) 3,314,401 Series A Preferred Units (the “Surge Series A Units”), (iii) 8,764,740.8 Series B Preferred Units (the “Surge Series B Units”), (iv) 4,676,262.8797 Series C Preferred Units (the “Surge Series C Units”), (v) 0 Series D Preferred Units (the “Surge Series D Units”), (vi) 50,647,565.299 Series E Preferred Units (the “Surge Series E Units”), and (vii) 9,018,032.9718 Series F Units (the “Surge Series F Units”, and collectively with the Surge Common Units, the Surge Series A Units, the Surge Series B Units, the Surge Series C Units, the Surge Series D Units and the Surge Series E Units, the “Surge Units”). As of the date hereof, there are 3,008,000 issued and outstanding Equity Appreciation Rights, consisting of 1,189,000 Equity Appreciation Rights with respect to Surge Common Units and 1,819,000 Equity Appreciation Rights with respect to Surge Series F Units.

(b)    Section 2.2(b) of the Surge Disclosure Schedule sets forth as of the date of this Agreement (i) the name, current address, tax domicile (if different from the address) and, if applicable, taxpayer identification number of each Surge Equityholder, (ii) (A) the number and class of outstanding Surge Units (other than Surge

Cancelled Units) held by such Surge Equityholder (assuming the exercise in full of all outstanding Surge Warrants), (B) the number of Equity Appreciation Rights held by such Surge Equityholder, the number and class of Surge Units subject to such Equity Appreciation Rights, the base amount associated with such Equity Appreciation Rights, and the vesting terms of such award, and (C) with respect to Profits Interests that are not Surge Series F Units, the base amount associated with such Profits Interests, (iii) the date on which each Surge Equityholder (as of the date of this Agreement), acquired the Surge Unit or EAR, (iv) the aggregate number of Surge Fully-Diluted Units outstanding, (v) the number of shares of ParentCo Common Stock payable out of the Surge Closing Merger Consideration to (A) the Surge Equityholders collectively, (B) each Surge Equityholder individually in respect of each class of Surge Units held by such Surge Equityholder (assuming exercise in full of all outstanding Surge Warrants), (C) each Surge Equityholder individually in respect of each EAR held by such Surge Equityholder, and (D) to the holders of EARs collectively, in each case, pursuant to Section 1.5(c) and calculated in accordance with the Surge Operating Agreement, assuming that the Combination Merger Effective Time occurred as of the date of this Agreement, and (vi) each Surge Equityholder’s applicable percentage of the Escrow Amount payable in respect of each class of Surge Units held by such Surge Equityholder and in respect of the EARs held by such Surge Equityholder upon a release to the Surge Equityholders from the Escrow Account, calculated in accordance with the Surge Operating Agreement, assuming that the Combination Merger Effective Time occurred as of the date of this Agreement. Section 2.2(b) of the Surge Disclosure Schedule is intended to be an initial allocation schedule, with the Initial Allocation Schedule being an update thereto and the Final Allocation Schedule being the final thereof. At the Closing, the Final Allocation Schedule shall be true, correct and complete. Surge has made available to Motor true, correct and complete copies all Grant Agreements (as defined in the Surge Operating Agreement), all EAR Agreements and all other Contracts relating to outstanding Profits Interest and Equity Appreciation Right. Except as set forth in Section 2.2(b) or Section 2.2(c) of the Surge Disclosure Schedule, there are no subscriptions, options, warrants, calls, conversion rights, profits interests, equity appreciation rights, “phantom” stock rights, performance units, redemption rights, repurchase rights or other equity-based awards or rights or other preemptive or outstanding rights or agreements obligating Surge to issue, acquire or sell any Surge Units or other Equity Interests or rights derived therefrom of Surge or any securities obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Surge Units or other Equity Interests of Surge, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Section 2.2(b) of the Surge Disclosure Schedule sets forth the aggregate amount of Indebtedness outstanding as of the date of this Agreement.

(c)    Section 2.2(c) of the Surge Disclosure Schedule sets forth all issued and outstanding Surge Warrants as of the date hereof as well as their issue date, exercise price and the number and class of Surge Units that it is convertible into. Surge has made available to Motor true, correct and complete copies of all outstanding Surge Warrants. As of the Combination Merger Effective Time, no Surge Warrant shall be outstanding and each Surge Warrant shall have either previously been converted into Surge Units or terminated in accordance with its terms.

(d)    Except as provided in the Surge Operating Agreement, there are no outstanding contractual obligations or commitments of Surge (i) affecting the voting rights of, (ii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iii) requiring the registration for sale of, or (iv) granting any preemptive or antidilutive rights with respect to, or restricting the transfer or issuance of, any Surge Units or other Equity Interests in Surge. Except as contemplated by this Agreement and as listed on Section 2.2(d) of Surge Disclosure Schedule, there are no equityholder agreements, voting agreements, proxies or other similar agreements with respect to the acquisition, disposition or voting of Surge Units or other Equity Interests of Surge to which Surge is a party.

(e)    All of the issued and outstanding Surge Units and other Equity Interests of Surge (i) have been issued in compliance with applicable Law, (ii) have been duly authorized and validly issued, (iii) are fully paid, nonassessable and (iv) are free of preemptive rights and were not issued in violation of any purchase option, call option, right of first refusal, preemptive right or similar right.

(f)    All distributions, dividends, repurchases and redemptions of the Surge Units (or other Equity Interests of Surge) were undertaken in compliance with the limited liability company agreement of Surge then in effect, any agreement to which Surge was then was a party and in compliance with applicable Law.

Section 2.3    Authority. Surge has all necessary limited liability company power and authority to execute and deliver this Agreement and the Ancillary Documents to which it is a party, and, subject to receipt of the Requisite Surge Unitholder Approval, to consummate the Combination Merger and the other Transactions to which Surge is a party, and to perform its obligations hereunder. The execution and delivery of this Agreement by Surge and any Ancillary Documents to which it is a party have been duly authorized by all necessary limited liability company action, and no other limited liability company proceedings on the part of Surge and no votes or written consents are necessary to authorize this Agreement, the Ancillary Documents to which it is a party or to consummate the Transactions to which it is a party or to perform its obligations hereunder other than (a) receipt of the Requisite Surge Unitholder Approval and (b) the execution and filing of the Certificate of Combination Merger with the DSS in accordance with the DLLCA. This Agreement has been duly and validly executed and delivered by Surge and, subject also to due authorization, execution and delivery by Motor, ParentCo and the Merger Subs, constitutes the valid and binding legal obligation of Surge, enforceable against Surge in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent conveyance or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought. When each Ancillary Document to which Surge is or will be a party has been duly executed and delivered by Surge (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of Surge enforceable against it in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent conveyance or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

Section 2.4    No Conflict. None of:

(a)    the execution and delivery of this Agreement and the Ancillary Documents to which it is a party by Surge, or

(b)    subject to receipt of the Requisite Surge Unitholder Approval, the performance of this Agreement and the Ancillary Documents to which it is a party by Surge, the consummation by Surge of the Combination Merger or any other Transactions to which it is a party or Surge’s compliance with any of the provisions of this Agreement or any Ancillary Document to which it is a party will (with or without notice or lapse of time, or both):

(i)    conflict with or violate any provision of the Surge Operating Agreement;

(ii)    assuming the accuracy of the representations set forth in Section 3.12 and that all consents, approvals, authorizations and Surge Permits described in Section 2.6 have been obtained and all filings and notifications described in Section 2.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Surge or any of its properties or assets;

(iii)    require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the rights, respective properties or assets of Surge pursuant to, any Surge Material Contract or any Surge Permit, except, in each case, for any such conflicts, violations, consents, breaches, losses, changes of control, defaults, other occurrences or Liens as would not have a Surge Material Adverse Effect; or

(iv)    result in the creation or imposition of any Lien other than Permitted Liens on any properties or assets of Surge, except for any Liens as would not have a Surge Material Adverse Effect.

Section 2.5    Required Filings and Consents. None of the execution, delivery or performance of this Agreement by Surge or the Ancillary Documents to which it is a party, the consummation by Surge of the Transactions to which it is a party, or Surge’s compliance with any of the provisions of this Agreement or the Ancillary Documents to which it is a party will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the execution and filing of the Certificate of Combination Merger with the DSS in accordance with the DLLCA and (b) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity would not have a Surge Material Adverse Effect.

Section 2.6    Permits; Compliance with Law.

(a)    (i) Each of Surge and, to Surge’s Knowledge, SWAI holds, and since January 1, 2016, has held, all material authorizations, permits, certificates, exemptions, approvals, orders, consents, franchises, variances, easements, exemptions, registrations, licenses and clearances of any Governmental Entity (the “Permits”) necessary for the operation of its business as currently conducted, (ii) all Permits held by Surge (“Surge Permits”) and, to Surge’s Knowledge, all Permits held by SWAI necessary for the operation of Surge’s business as currently conducted are in full force and effect and (iii) each of Surge and, to Surge’s Knowledge, SWAI is, and since January 1, 2016 has been, operating in material compliance with the terms of its Permits. Section 2.6(a) of the Surge Disclosure Schedule sets forth all Surge Permits, including the names of the Surge Permits and their respective dates of issuance and expiration, copies of which have been made available to Motor. No filing with, notice to or consent from any Governmental Entity is required in connection with the Transactions in order for a Surge Permit to remain in full force and effect following the Closing. To the Knowledge of Surge, there are no facts or circumstances indicating that any Surge Permit necessary to conduct the business will be withdrawn or that there has been any failure to receive or obtain any required Surge Permit. All fees and charges with respect to Surge Permits due prior to the Closing Date have been timely paid in full.

(b)    (i) Surge is, and since January 1, 2016 has been, in compliance in all material respects with all Laws and Orders applicable to Surge or any assets owned or used by Surge and (ii) Surge has not received any written communication since January 1, 2016 from a Governmental Entity that alleges that Surge has, at any time, not been in compliance with any such Law or Order or threatening to rescind, revoke, suspend, modify or not renew any Surge Permit and there has not been any investigation or inquiry by a Governmental Entity pending or, to the Knowledge of Surge, threatened against Surge at any time since January 1, 2016. Surge is not a party to any Order that: (x) materially restricts its conduct of its business or assets; or (y) would otherwise reasonably be expected to, either individually or in the aggregate, result in a Surge Material Adverse Effect.

(c)    Since January 1, 2016, neither Surge nor, to the Knowledge of Surge, any Representatives acting on its behalf, have, directly or indirectly, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments, or failed to disclose fully any such contributions in violation of Law; (ii) given, offered, promised, or authorized to give, any money or thing of value to any foreign or domestic Government Official corruptly for the purpose of influencing an act or decision of the Government Official, or inducing the Government Official to use his or her influence or position to affect any government act or decision relating in any way to the business of Surge; or (iii) given, offered, promised, or authorized to give, any money or thing of value to a Government Official or any other Person in violation of any applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, any laws enacted pursuant to, or arising under, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or any other applicable laws or regulations relating to bribery or corruption (collectively, “Anti-Corruption Laws”).

Section 2.7    Financial Statements. Attached hereto as Section 2.7 of the Surge Disclosure Schedule are true, correct and complete copies of (i) the audited balance sheets of Surge as of December 31, 2016, December 31,

2017 and December 31, 2018, (ii) the audited statement of operations and cash flows of Surge for the periods ended December 31, 2016, December 31, 2017 and December 31, 2018, (iii) the unaudited balance sheet of Surge as of March 31, 2019 (the “Surge Balance Sheet” and such date, the “Surge Balance Sheet Date”) and (iv) the unaudited statement of operations and unaudited statement of cash flows of Surge for the three months ended March 31, 2019 (such financial statements, collectively with any notes thereto, the “Surge Financial Statements”). The Surge Financial Statements (A) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end audit adjustments which are not expected to be material individually or in the aggregate), (B) are based on the books and records of Surge as of the respective dates they were prepared and the results of the operations and cash flows of Surge for the periods indicated, (C) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in unitholders’ equity of Surge as of the dates and for the periods referred to therein (except as may be expressly indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end audit adjustments which are not expected to be material individually or in the aggregate) and (D) complied as to form in all material respects with all applicable accounting requirements. Surge maintains a standard system of accounting established and administered in accordance with GAAP. Surge has in place systems and processes (including the maintenance of proper books and records) designed to (x) provide reasonable assurances regarding the reliability of the Surge Financial Statements and (y) in a timely manner accumulate and communicate to Surge’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Surge Financial Statements. Neither Surge nor any of its officers or independent auditors has identified or been made aware of any complaint, assertion or claim regarding Surge’s financial controls or the Surge Financial Statements that has not been resolved. Surge is not a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or similar contract where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Surge in the Surge Financial Statements. Since January 1, 2016, none of Surge, Surge’s independent accountants, the Surge Board or the audit committee of the Surge Board has received any oral or written notification of any fraud, whether or not material, that involves management or other employees of Surge who have a significant role in the preparation of the Surge Financial Statements.

Section 2.8    No Undisclosed Liabilities. Except for those liabilities and obligations (a) reflected in or reserved against in the Surge Balance Sheet (including in the notes thereto), (b) incurred in the ordinary course of business consistent with past practice since the Surge Balance Sheet Date (none of which results from, arises out of or relates to any breach or violation of, or default under, any Contract to which Surge is a party or by which Surge is bound or to which any of Surge’s properties or assets are subject, or applicable Law), or (c) incurred as expressly contemplated by this Agreement, Surge has no Liabilities of a type required to be disclosed in accordance with GAAP. During the period from December 31, 2018 up to and including the Closing Date, no Affiliated Person has received or benefitted from any amount of Leakage, whether or not recorded in the Surge Financial Statements.

Section 2.9    Absence of Certain Changes or Events.

(a)    Except as set forth in Section 2.9(a) of the Surge Disclosure Schedule or as expressly contemplated by this Agreement, since the Surge Balance Sheet Date, Surge has conducted its businesses in all material respects in the ordinary course of business.

(b)    Since the Surge Balance Sheet Date, there has not occurred, arisen or come into existence any fact, change, event, development or circumstance, or any worsening thereof, (i) that would reasonably be expected to have, individually or in the aggregate, a Surge Material Adverse Effect or (ii) if taken during the period from the date of this Agreement through the Combination Merger Effective Time, would constitute a breach of Section 4.1 (without taking effect of Section 4.1 of the Surge Disclosure Schedule).

Section 2.10    Employee Benefit Plans.

(a)    Section 2.10(a) of the Surge Disclosure Schedule sets forth a complete and accurate list of each Surge Benefit Plan. With respect to each Surge Benefit Plan, Surge has made available to Motor, to the extent applicable, complete and accurate copies of (i) each such Surge Benefit Plan, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent summary plan description and all summaries of material modifications, (iv) the most recent financial statement and actuarial or other valuation report prepared with respect thereto, (v) the most recently received IRS determination letter or opinion letter, if any, issued by the IRS with respect to any Surge Benefit Plan that is intended to qualify under Section 401(a) of the Code, (vi) the most recent annual report on Form 5500 (and all schedules thereto) required to be filed with the IRS with respect thereto, and (vii) all material non-routine correspondence with any regulatory and Governmental Entities relating to any Surge Benefit Plan within the past three years.

(b)    Each Surge Benefit Plan has been established, maintained and administered in accordance with its terms in all material respects and is in compliance in all material respects with ERISA, the Code and all other applicable Laws.

(c)    Each Surge Benefit Plan that is intended to be qualified under Section 401(a) of the Code is subject to a favorable determination letter upon which Surge is entitled to rely based on IRS pronouncements that such plan is so qualified, and such favorable determination letter has not been revoked and, to the Knowledge of Surge, no event or circumstance exists that would reasonably be expected to materially adversely affect such qualification or exemption.

(d)    No Surge Benefit Plan is, and none of Surge or any of its ERISA Affiliates has now or in within the past six years sponsored, maintained, contributed to, been obligated to contribute to, or has or had any actual or contingent liability with respect to any (i) single employer pension plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) any “multiple employer plan” as defined in Section 413(c) of the Code, or (iv) any “multiemployer welfare arrangement” as defined in Section 3(40) of ERISA.

(e)    All (i) insurance premiums required to be paid with respect to, (ii) benefits, expenses, and other amounts due and payable under, and (iii) contributions, transfers, or payments required to be made to, any Surge Benefit Plans on or prior to the Closing will have been paid, made or accrued on or prior to the Closing.

(f)    Surge (or any successor thereto) may unilaterally amend or terminate any Surge Benefit Plan.

(g)    Each Profits Interest issued by Surge is intended to constitute a “profits interest” in Surge within the meaning of Revenue Procedure 93-27, 1993-2 C.B. 343. Each holder of a Profits Interest has made a valid and timely election under Section 83(b) of the Code with respect thereto.

(h)    Except as would not reasonably be expected to be materially adverse to Surge, Surge does not have any Liability in respect of, or obligation to provide, post-retirement health, medical, disability, life insurance benefits or other welfare benefits for former or current employees or directors of Surge (or the spouses, dependent or beneficiaries of any such individuals) under any Surge Benefit Plan except as required to comply with Section 4980B of the Code or any similar Law, or through the end of the month of termination of employment.

(i)    Except as set forth on Section 2.10(i) of the Surge Disclosure Schedule, none of the execution, delivery or performance of this Agreement by Surge, the consummation by Surge of the Mergers or any of the other Transactions, or Surge’s compliance with any of the provisions of this Agreement will (either alone or in conjunction with any other event, including any termination of employment on or following the Combination Merger Effective Time), except as required by this Agreement, (i) entitle any current or former employee, or director of Surge to any compensation or benefit, (ii) accelerate the time of payment or vesting, increase the amount of payment, or trigger any payment or funding, of any compensation or benefit or trigger any other economic obligation under any Surge Benefit Plan, (iii) result in any forgiveness of Indebtedness with respect to any current or former employee or director of Surge or trigger any funding obligation under any Surge Benefit Plan, or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” under Section 280G of the Code.

(j)    Each (i) Surge Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has, since January 1, 2009, been in documentary and operational compliance, in all material respects, with Section 409A of the Code and all applicable IRS guidance promulgated thereunder, and (ii) Equity Appreciation Right and Profits Interest has been granted with a per unit base amount or a hurdle amount, as applicable, at least equal to the per unit fair market value of a Surge Common Unit or Surge Series F Unit, as applicable, or the fair market value of Surge, as applicable, as of the applicable date of grant, as reasonably and in good faith determined by the Surge Board or a committee thereof consistent with Section 409A of the Code. No person has a right to any gross up or indemnification with respect to any Surge Benefit Plan.

(k)    No audit or investigation by the Internal Revenue Service, Department of Labor or other Governmental Entity is pending or, to the Knowledge of Surge, threatened with respect to any Surge Benefit Plan.

(l)    No Surge Benefit Plan is maintained outside of the United States. Neither Surge nor any of its ERISA Affiliates sponsor, maintain or contribute to, or are not required to contribute to, any employee benefit plans, policies, arrangements, outside of the United States.

(m)    There are no pending or, to the Knowledge of Surge, threatened, Proceedings with respect to any Surge Benefit Plan or the assets thereof, other than ordinary-course claims for benefits (and appeals thereof) brought by participants in or beneficiaries of a Surge Benefit Plan.

Section 2.11    Labor and Other Employment Matters.

(a)    Except in each case where such noncompliance would not reasonably be expected to be, individually or in the aggregate, materially adverse to Surge, Surge is, and has been since January 1, 2016, in compliance with all applicable Laws respecting fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, immigration, hiring, plant closings and layoffs, compensation and benefits, wages and hours, overtime, classification as exempt/non-exempt employees and classification as contractor or employee.

(b)    Surge is not a party to, is not bound by and has no duty to bargain for any Labor Agreement.

(c)    Since January 1, 2016:

(i)    There have been no (A) grievances, arbitrations or legal or administrative Proceedings which allege the violation of any Labor Agreement, (B) unfair labor practice charges against Surge before the National Labor Relations Board or any comparable labor relations authority, or (C) pending or, to the Knowledge of Surge, threatened grievance or Proceeding with respect to any current or former employees of, or current or former independent contractors, consultants or other service providers, or applicants for employment with, or Surge in their capacities as such;

(ii)    there have been no labor strikes, slowdowns, work stoppages, picketings, negotiated industrial actions or lockouts pending or, to the Knowledge of Surge, threatened, against Surge; and

(iii)    no labor union, labor organization or works council has made a demand for recognition or certification to Surge, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Surge threatened to be brought or filed with any labor relations tribunal or authority.

(d)    Surge is not subject to any Order relating to any labor or employment matter. Section 2.11(d) of the Surge Disclosure Schedule sets forth for each employee, consultant, independent contractor or other individual providing services to Surge (i) title, (ii) date of hire, (iii) work location, (iv) classification as employee, consultant, contractor or other, (v) base annual compensation, (vi) exempt/non-exempt classification, (vii) annual bonus or other incentive compensation or commission opportunities, and (viii) leave status (with anticipated return to work date).

Section 2.12    Contracts.

(a)    Section 2.12(a) of Surge Disclosure Schedule lists each Contract in effect as of the date hereof (together with all amendments and supplements thereto) to which Surge is a party, by which Surge or any of its assets is bound, and that falls within any of the following categories:

(i)    all Contracts that require Surge to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(ii)    all Contracts that provide for the indemnification by Surge of any Person or the assumption by Surge of any Liability of any Person;

(iii)    all Contracts that relate to the acquisition or disposition of any business, a material amount of securities or assets of any other Person or any real property (whether by merger, sale of securities, sale of assets or otherwise);

(iv)    all distributor, dealer, Surge Manufacturer’s representative, franchise, agency, Promotion, market research, marketing consulting and advertising Contracts to which Surge is a party;

(v)    all Contracts relating to Indebtedness (including guarantees);

(vi)    all Contracts with any Governmental Entity;

(vii)    any Contract under which Surge has advanced or loaned any other Person any amounts;

(viii)    any Contract that would prohibit or is otherwise reasonably likely to materially delay the consummation of the Transactions;

(ix)    any Contract providing for the settlement of any Proceeding against Surge pursuant to which Surge has any existing material obligations, other than solely obligations of confidentiality;

(x)    any lease or similar agreement pursuant to which: (A) Surge is the lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person for an annual rent in excess of $50,000 or (B) Surge is the lessor of, or makes available for use by any Person, any tangible personal property owned by it for an annual rent in excess of $50,000;

(xi)    any Contract relating to an Affiliate Transaction or Interest;

(xii)    all Contracts that limit or restrict Surge (or Surviving Surge after the Closing) from competing, engaging in any line of business, developing, marketing or distributing products or services or in any geographic area or with any Person or that would otherwise materially limit the freedom of Surviving Surge from engaging in any material line of business after the Closing or from acquiring any interest in another Person;

(xiii)    any Contract that provides any customer with pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to other customers or clients of Surge, including any Contract which contains a “most favored nation” provision;

(xiv)    any Contracts that provide for any joint venture, partnership, co-investment or similar arrangement by Surge;

(xv)    any Contracts that obligate Surge to make capital expenditures after the date of this Agreement in an amount greater than $100,000;

(xvi)    any Contract that grants any right of first refusal, right of first offer, or similar right with respect to any material assets, rights, or properties of Surge (or Surviving Surge) after the Closing;

(xvii)    any Contract (excluding purchase orders, statements of work, confidentiality agreements or similar ancillary documents unless such purchase orders or statements of work are the sole Contract with such customer) with a Material Customer;

(xviii)    any master purchase, supply or service Contract (excluding purchase orders, statements of work, confidentiality agreements or similar ancillary documents unless such purchase orders or statements of work are the sole Contract with such supplier) with a Material Supplier;

(xix) any Contract pursuant to which Surge is a recipient of a license, sublicense (of any tier), release of claims, covenant not to sue or assert, grant of immunity from suit, an agreement to coexist, or other right under any Intellectual Property Rights (other than “off-the-shelf” or “shrink-wrap” licenses for non-customized commercially available software);

(xx)    any Contract pursuant to which Surge is a grantor of a license, sublicense (of any tier), release of claims, covenant not to sue or assert, grant of immunity from suit, agreement to coexist, or other right under any Intellectual Property Rights;

(xxi)    any Contract pursuant to which Surge has (a) sold, assigned to a third party any Intellectual Property Right, or (b) purchased or received an assignment from any other Person any Intellectual Property Right (other than Contracts with employees and contractors on Surge’s standard form for such employees or contractors, where a copy of such standard form has been provided to Motor prior to the date hereof);

(xxii)    any Contract relating to the Leased Real Property;

(xxiii)    any agreement relating to any interest rate, foreign exchange, derivatives or hedging transactions;

(xxiv)    any Contract (or group of related Contracts) (excluding purchase orders, and statements of work, unless such purchase orders or statements of work are the sole Contract with the counterparty thereto) to which Surge is party and not previously required to be disclosed on Section 2.12(a) of the Surge Disclosure Schedule, under which Surge: (A) sold or purchased (or agreed to sell or purchase) products or services pursuant to which the aggregate of payments due to or from Surge, respectively, in the 12 months ended March 31, 2019, were equal to or exceeded $250,000; (B) reasonably anticipates that it will be selling or purchasing products or services during the 12 months ended March 31, 2019, in which the aggregate payments due to or from Surge, respectively, for such products or services are reasonably expected to equal or exceed $250,000; or (C) reasonably anticipates that it will be selling or purchasing products or services for consideration of $500,000 in the aggregate over the life of the Contract;

(xxv)    any Contract with any HCP; or

(xxvi)    any other Contract not previously disclosed pursuant to this Section 2.12 that would be required to be filed as an exhibit to a Form 10-K filed by Surge as of the date of this Agreement pursuant to the reporting requirements of the Exchange Act if Surge were subject to such reporting requirements.

Each Contract of the type described in this Section 2.12(a) is referred to herein as a “Surge Material Contract”. True, correct and complete copies of each Surge Material Contract, including all amendments and supplements thereto and waivers thereunder have been made available by Surge to Motor prior to the date of this Agreement.

(b)    Each Surge Material Contract is legally valid and binding on Surge and, to the Knowledge of Surge, is a legally valid and binding obligation of the other parties thereto, in accordance with its terms and is in full force and effect. None of Surge or, to Surge’s Knowledge, any other party thereto is in material breach or violation of or material default under (nor is Surge or, to Surge’s Knowledge, any party thereto, alleged to be in material breach or violation of or material default under), or has provided or received any notice of any intention to terminate, any Surge Material Contract. To the Knowledge of Surge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Surge Material Contract or result in any party having the right to terminate such Surge Material Contract or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Since January 1, 2016, Surge has not waived any material rights under a Surge Material Contract.

Section 2.13    Litigation.

(a)    Except for Proceedings and Orders that would not reasonably be expected to involve, individually or in the aggregate, Losses to Surge of more than $25,000, as of the date of this Agreement, (i) there is no Proceeding pending or, to the Knowledge of Surge, threatened against or directly related to Surge and (ii) Surge is not subject to any Order. There are no Proceedings or Orders that challenge or seek to prevent, enjoin or otherwise delay the Transactions. To the Knowledge of Surge, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any Proceeding or Order of the type described in the first two sentences of this Section 2.13(a).

(b)    As of the date of this Agreement, there are no Proceedings (excluding counterclaims) that Surge presently intends to initiate that if determined adversely to Surge would have a Surge Material Adverse Effect.

Section 2.14    Environmental Matters.

(a)    Surge is currently and, since January 1, 2016, has been in compliance with all Environmental Laws in all material respects and Surge has not ever received from any Person any: (i) Environmental Notice or Environmental Claims; or (ii) written request for information regarding a violation or potential violation of Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements.

(b)    Surge has obtained and is in material compliance with all Environmental Permits (each of which is disclosed in Section 2.14(b) of the Surge Disclosure Schedule) necessary for the ownership, lease, operation or use of the business and assets of Surge and all such Environmental Permits are in full force and effect, and applicable applications to renew such Environmental Permits have been filed in a manner such that the permits remain in effect during the pendency of the application, and no proceeding is pending or, to the Knowledge of Surge, threatened to revoke, terminate or modify such Environmental Permits.

(c)    No real property currently or, to the Knowledge of Surge, formerly owned, operated or leased by Surge is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.

(d)    There has been no Release of Hazardous Materials with respect to the business or assets of Surge or on, at, to, from, in or under any real property currently owned, operated or leased by Surge or during the term of

Surge’s ownership, operation or lease, any real property formerly owned, operated or leased by Surge or on, at, to, from, in or under any facility at which Hazardous Materials from the operations of Surge have come to be located, except for Releases of Hazardous Materials that would not result in a material Liability under Environmental Law. Surge has not received an Environmental Notice or Environmental Claim that any real property currently or formerly owned, operated or leased in connection with the business of Surge (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material which could reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Law or term of any Environmental Permit by, Surge, except for such Environmental Claims or violations that would not be reasonable expected to result in a material liability under Environmental Law.

(e)    Section 2.14(e) of the Surge Disclosure Schedule contains a complete and accurate list of all off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by Surge and any predecessors as to which Surge may retain Liability, and none of these facilities or locations has been placed or proposed for placement on the National Priorities List (or CERCLIS) under CERCLA, or any similar state list, and Surge has not received any Environmental Notice regarding potential Liabilities with respect to such off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by Surge.

(f)    Surge has not retained or assumed, by Contract or operation of Law, any Liabilities or obligations of third parties under Environmental Law.

(g)    Surge has provided or otherwise made available to Motor any and all material environmental reports, studies, audits, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the business or assets of Surge or any currently or formerly owned, operated or leased real property which are in the possession or control of Surge related to compliance with Environmental Laws, Environmental Claims or an Environmental Notice or the Release of Hazardous Materials.

(h)    The representations and warranties contained in this Section 2.14 are the only representations and warranties which apply to environmental matters.

Section 2.15    Intellectual Property.

(a)    Section 2.15(a) of the Surge Disclosure Schedule identifies, as of the date of this Agreement, (i) each item of Surge Registered Intellectual Property, (ii) each item of Registered Intellectual Property licensed to Surge pursuant to the SWAI Agreement (the “SWAI Licensed Intellectual Property”), and (iii) for each item of Registered Intellectual Property required to be listed on Section 2.15(a) of the Surge Disclosure Schedule, (1) the current owner(s), (2) the jurisdiction of application or registration, (3) the application and registration number, as applicable, and (4) the date of application and registration, as applicable. Except as set forth on Section 2.15(a) of the Surge Disclosure Schedule, all Surge Owned Intellectual Property listed thereon has not been abandoned, and any and all renewal and maintenance fees, taxes, annuities or other fees payable in respect to such Surge Owned Intellectual Property and due before the Outside Date have been paid in full through the Outside Date, and except as set forth on Section 2.15(a) of the Surge Disclosure Schedule, no such fees are due in the three month period after the Outside Date. The Registered Intellectual Property rights that are SWAI Licensed Intellectual Property are in full force and effect and have not lapsed, expired, or otherwise terminated and are, to the Knowledge of Surge, valid and enforceable, and neither Surge nor any of its Affiliates have received any written notice relating to the lapse, expiration or other termination of any such SWAI Licensed Intellectual Property.

(b)    Surge solely owns and has the exclusive right, except as otherwise set forth in a Contract set forth on Section 2.12(a)(xix)-(xxi) of the Surge Disclosure Schedule, “off-the-shelf” or “shrink-wrap” licenses for non-customized commercially available software and Contracts with employees and contractors on Surge’s standard form for such employees or contractors, to use all Surge Intellectual Property for the life thereof for any purpose, free from any Liens (other than Permitted Liens). Immediately upon the consummation of the

Transactions, ParentCo or an Affiliate of ParentCo will own or have licensed to it all of the Surge Intellectual Property, in each case free from Liens (other than Permitted Liens) and on the same terms and conditions as in effect prior to the Closing.

(c)    Since January 1, 2016, no Proceedings have been instituted or are pending, or have been threatened in writing, or, to the Knowledge of Surge, otherwise threatened, against Surge, that challenge Surge’s ownership of or rights in the Surge Owned Intellectual Property or the right of Surge to exploit any other Intellectual Property Rights. Since January 1, 2016, Surge has not received any written notice challenging the validity, enforceability, or scope of any Surge Owned Intellectual Property. Since January 1, 2016, no Person has notified Surge in writing that such Person is claiming any ownership of or right to use any Surge Owned Intellectual Property. None of the Surge Owned Intellectual Property is the subject of any outstanding Order. To the Knowledge of Surge, no Proceedings have been instituted or are pending that challenge the validity, enforceability, scope or ownership of the SWAI Licensed Intellectual Property. Surge has not received written notice, including any opinion of counsel, that challenges or questions the validity, enforceability, scope or ownership of any of the SWAI Licensed Intellectual Property.

(d)    Surge has taken commercially reasonable steps to establish Surge’s rights in Surge Owned Intellectual Property, and to safeguard and maintain the secrecy and confidentiality of its Trade Secrets. Surge has entered into written agreements with every present and former Surge Equityholder, manager, director, officer, employee, contractor, agent or any other Person who is or was involved in the creation, conception, or development of any material Surge Owned Intellectual Property, whereby such Surge Equityholder, manager, director, officer, employee, contractor, or other Person assigns to Surge any and all right, title and interest such Person may have in the Surge Owned Intellectual Property. No present or former Surge Equityholder, manager, director, officer, employee, contractor or agent of Surge, or any other Person who was involved in the creation, conception, or development of Surge Owned Intellectual Property, holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Surge Owned Intellectual Property.

(e)    The conduct of the business as conducted by Surge, including the sale and distribution of TheraSkin® by Surge, has not infringed, misappropriated or otherwise violated and does not infringe, misappropriate or otherwise violate (i) any Intellectual Property Rights of SWAI or any Affiliates of SWAI, (ii) any Intellectual Property Rights, excluding Patents, of any other Person except SWAI and Affiliates of SWAI, or (iii) to the Knowledge of Surge, any Patent of any other Person except SWAI and Affiliates of SWAI. Surge has not received any written claims of such infringement, misappropriation or other violation. To the Knowledge of Surge, no other Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating any Surge Owned Intellectual Property or any SWAI Licensed Intellectual Property.

(f)    Surge has complied in all material respects with all applicable data protection and security Laws and maintains and uses reasonable efforts to enforce policies and procedures regarding data security, privacy, data transfer and the use of data (the “Surge Data Protection Program”) that enable Surge to comply in all material respects with all applicable Laws in relation to data protection and the security of all information owned or used by Surge (“Surge Data”). The Surge Data Protection Program includes, in accordance with applicable Law, (i) commercially reasonable administrative, technical, personnel, organizational and physical safeguards designed to safeguard the security, confidentiality and integrity of Surge Data and to protect it against loss and unauthorized access, use, modification, disclosure or other misuse; and (ii) commercially reasonable procedures to remediate information security breaches.

(g)    All of Surge’s information technology and computer systems (including computer software, information technology and telecommunication hardware and other equipment) used in the conduct of Surge’s business or relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, including personally identifiable information and personal health information (“Surge IT Systems”) comply in all material respects with all applicable Law and are reasonably maintained by technically competent personnel, in accordance with reasonably prudent policies and procedures and, to the Knowledge of Surge, do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or effects that (i) significantly disrupt or adversely affect the functionality of any Surge IT Systems or other software or systems, except as disclosed in their documentation, or (ii) enable or assist any Person to access without authorization any Surge IT Systems. Surge IT Systems are commercially reasonably sufficient for Surge’s current needs in the operation of the business as presently conducted. Since January 1, 2016, Surge has taken commercially reasonable measures to provide for the back-up and recovery of the Surge Data, including personally identifiable information, necessary to the conduct of the business as currently conducted (including such Surge Data that is stored on magnetic, optical, or solid state media in the ordinary course) without disruption to, or interruption in, the conduct of the business of Surge as currently conducted. To the Knowledge of Surge, Surge has not experienced an unauthorized access of any of the Surge IT Systems or any other information security breach. Immediately after the Closing, ParentCo or an Affiliate of ParentCo will own or have licensed to it all of the Surge Data and Surge IT Systems, in each case free from Liens (other than Permitted Liens) and will be able to use the Surge Data and Surge IT Systems in the same manner as used by Surge prior to the Closing.

Section 2.16    Tax Matters.

(a)    Surge has timely filed (taking into account any extension of time within which to file) all income and other Tax Returns required to have been filed by or with respect to Surge, and all such Tax Returns were and are true, correct and complete in all material respects. Since January 1, 2016, no written claim has been made by a Governmental Entity in a jurisdiction where Surge does not file Tax Returns that Surge is or may be subject to Taxes in such jurisdiction, which claim has not been resolved.

(b)    All Taxes of Surge required to be paid (whether or not shown on any Tax Return) have been timely paid.

(c)    No deficiencies for any material amount of Taxes have been proposed or assessed in writing against Surge by any Governmental Entity except for deficiencies that have since been resolved. Surge (i) is not the subject of any currently ongoing Tax audit or other proceeding with respect to Taxes and (ii) has not waived any statute of limitations in respect of any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, which waiver or extension is currently in effect.

(d)    Surge has no Liability for the sharing, indemnification or allocation of material Taxes with another Person (excluding customary Tax indemnification provisions in ordinary-course commercial Contracts not primarily relating to Taxes).

(e)    Surge has no Liability for the Taxes of any Person (other than Taxes of Surge) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) or as a transferee, successor or by Contract.

(f)    Subject to exceptions as would not be material, Surge has withheld and timely paid to the appropriate Governmental Entity all Taxes required by applicable Law to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, Surge Equityholder or other third party.

(g)    At all times since its formation, Surge has been properly and validly treated and classified for all U.S. federal and applicable state and local tax purposes as a “partnership” (as defined in the Code).

(h)    Surge (nor any predecessor of Surge) has not been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355 of the Code) in a transaction intended to qualify under Section 355 of the Code within the past two years.

(i)    Surge has not entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j)    There are no Liens with respect to any Taxes on any of the assets of Surge, other than Permitted Liens.

(k)    Surge hereby represents and warrants that promptly after consummation of the Combination Merger, each of the Surge Blockers will liquidate and dissolve in accordance with applicable state Law and treat such liquidation for federal tax purposes as a distribution of all of its properties pursuant to Code Section 368(a)(1)(G).

(l)    Surge hereby represents and warrants and covenants to ParentCo as follows: (i) the Surge Units owned by each of the Surge Blockers and in respect of which each such Surge Blocker receives ParentCo Common Stock pursuant to the Combination Merger represents “substantially all” of the assets of each of the Surge Blockers, respectively (within the meaning of Code Section 368(a)(1)(C)), (ii) as of the Closing, none of the Surge Blockers has any material amount of liability or obligations of any kind, (iii) each of the Surge Blockers is, and at all times since their inception have been, properly and validly treated and classified for all U.S. federal and applicable state and local tax purposes as “domestic corporations” (within the meaning of Code Section 7701), (iv) upon receipt by each direct shareholder of each of the Surge Blockers of ParentCo Common Stock in connection with the distribution of such ParentCo Common Stock by the Surge Blockers as described in the immediately preceding paragraph, none of such direct shareholders has any current plan or current intention (and none of such direct shareholders will be under any agreement) to sell or otherwise transfer or dispose of such shares of ParentCo Common Stock.

Section 2.17    Healthcare.

(a)    Surge and each of its directors, officers, employees, contractors, agents or collaborators (while acting in such capacity) and, to Surge’s Knowledge, each Surge Manufacturer, is, and since January 1, 2016 has been, in compliance with all Laws and Orders applicable to its business, including but not limited to all Healthcare Laws. Surge has not furnished any item or service at no cost or at an amount below fair market value, or provided any form of financial incentive or remuneration, to any Person which submits claims for payment to Medicare or Medicaid, except where explicitly permitted by Law.

(b)    From January 1, 2016 to the date of this Agreement, neither Surge nor, to Surge’s Knowledge, any Surge Manufacturer has received any notice that it is subject to any pending or threatened Proceeding from any Governmental Entity relating to, arising out of, or in connection with the Manufacture, Promotion, use, distribution or sale of any biologic, drug, medical device, or human cell, tissue, or cellular and tissue-based product that is adverse to Surge or such Person, including a consent decree, injunction, suspension, termination or withdrawal of an applicable license, registration or Surge Permit applicable to its business or operations. From January 1, 2016 to the date of this Agreement, neither Surge, nor to Surge’s Knowledge any Surge Manufacturer, has received any notice that it is subject to any inspectional finding, investigation, penalty, fine, sanction, assessment, request for corrective or remedial action, warning letter, regulatory letter, or other notice, communication, or correspondence from any Governmental Entity.

(c)    All applications, notifications, submissions, information, claims, reports and other data or information submitted by or on behalf of Surge or any Product to the American Association of Tissue Banks (“AATB”) or to any Governmental Entity since January 1, 2016 were complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to AATB or the relevant Governmental Entity. Neither Surge, any of its directors, managers, officers, employees, agents or affiliates nor, to Surge’s Knowledge, any Surge Manufacturer or any Surge Manufacturer’s directors, managers, officers, employees, agents or affiliates, has made an untrue statement of material fact or fraudulent statement to the AATB or a Governmental Entity, or in any records and documentation prepared or maintained to comply with the applicable Laws and Orders, with respect to any products, facilities or businesses of Surge, or failed to disclose a material fact required to be disclosed to the AATB or any such Governmental Entity.

(d)    All activities necessary to conduct the business (including recovering, processing, storing, labeling, packaging, distributing, screening or testing biological material and Promotion of Products) being conducted by, or for or on behalf of Surge by any Person, are being, and at all times since January 1, 2016 have been conducted in material compliance with all applicable Laws, Orders, and Surge Permits, including as applicable current good laboratory practice requirements and current good tissue practice requirements and statements as to use.

(e)    Neither Surge, nor any of its officers, directors or employees or, to the Knowledge of Surge, Surge Manufacturers, collaborative partners, agents or subcontractors have (i) been convicted of any crime or engaged in any conduct which has resulted or could result in debarment or disqualification by the FDA or any other applicable Governmental Entity or (ii) failed to disclose a material fact required to be disclosed to any applicable Governmental Entity, and there are no proceedings pending or, to the Knowledge of Surge, threatened that would reasonably be expected to result in criminal or civil liability or debarment or disqualification by the FDA or any other applicable Governmental Entity. Neither Surge, nor to the Knowledge of Surge, any of its officers, directors, employees, agents or collaborative partners, have committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” or for any other applicable Governmental Entity to invoke any similar policy.

(f)    All studies, tests, and preclinical and clinical research being conducted by or, to the Knowledge of Surge, on behalf of Surge, with respect to any Product, are being, and at all times have been (to the extent required under applicable Laws at the time), conducted in compliance with all applicable Laws, including, as applicable, good laboratory practice regulations set forth in 21 C.F.R. Part 58, good clinical practices, as defined or recognized by the FDA, other applicable provisions of the Federal Food, Drug and Cosmetic Act and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312 and 812, and comparable applicable Laws of any other applicable Governmental Entity. No clinical trial conducted by or, to the Knowledge of Surge, on behalf of Surge with respect to any Product has been terminated or suspended prior to completion for safety or non-compliance reasons, and neither the FDA nor any other applicable Governmental Entity, clinical investigator or institutional review board that has or had jurisdiction over or participated in any such clinical trial has initiated or, to the Knowledge of Surge, threatened in writing to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any such ongoing clinical trial, or to disqualify, restrict or debar any clinical investigator or other Person involved in any such clinical trial.

(g)    Section 2.17(g) of the Surge Disclosure Schedule sets forth a complete and accurate listing of all preclinical, scientific (in vitro) and clinical studies, together with the dates and brief descriptions of such studies, previously or currently undertaken or sponsored by Surge with respect to any Product. All material information regarding the efficacy, safety and utility of the Products has been collected and maintained in accordance with accepted industry practices and has been made available ParentCo.

(h)    Neither Surge, nor any of its holders of Equity Interests, officers, directors, employees, independent contractors, or agents (as such term is defined in 42 C.F.R. § 1001.1001(a)(1)(ii)): (i) has been debarred, excluded or suspended from participation in any federal or state healthcare program; (ii) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act of 1935, codified at title 42, Chapter 7, of the United States Code; (iii) is currently listed on the General Services Administration/System for Award Management published list of parties excluded from federal procurement programs and non-procurement programs; (iv) is, to the Knowledge of Surge, the target or subject of any current investigation by a Governmental Entity relating to any federal or state healthcare program-related offense or violation; or (v) is currently charged with or has been convicted of any criminal offense relating to the delivery of any item or service under any federal or state healthcare program.

(i)    To the extent Surge provides reimbursement coding or billing advice regarding any Product or procedures related thereto, such advice is and has, since January 1, 2016, been accurate, true and complete and in compliance with the coverage, coding and payment requirements of federal or state healthcare programs and any other applicable Laws governing a federal or state healthcare programs. Neither Surge nor any of its affiliates, officers, directors, managing employees, independent contractors, or agents provides or has provided reimbursement, prior authorization or appeals support services with respect to the Products or any medical services.

Section 2.18    Insurance. Section 2.18 of the Surge Disclosure Schedule sets forth all insurance policies and all self-insurance programs and arrangements relating to the business, equipment, properties, employees, officers, directors, assets or operations of Surge (the “Insurance Policies”). Surge has made available to Motor true, correct and complete copies of all Insurance Policies. Each of the Insurance Policies is in full force and effect, all premiums due and payable thereon have been paid when due and Surge is in compliance in all material respects with the terms and conditions of such Insurance Policies. Since January 1, 2016, Surge has not received any written notice regarding any invalidation or cancellation of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage. Since January 1, 2016 there has not been any claim pending under any such Insurance Policy that has been denied or disputed by the insurer thereof.

Section 2.19    Properties and Assets. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of Surge are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs, and Surge holds good and valid title to, or a valid leasehold interest in or valid license to, each such assets (subject to the Permitted Liens). The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by Surge, together with all other properties and assets of Surge, are sufficient for Surge’s business as currently conducted and constitute all of the rights, property and assets necessary to conduct the business of Surge as currently conducted. To the Knowledge of Surge, there are no facts or conditions affecting any assets or properties that, with or without notice or the lapse of time, or both, would reasonably be expected to, individually or in the aggregate, interfere with the use, occupancy or operation of such assets or properties. The Permitted Liens on the assets and properties of Surge, individually or in the aggregate, do not materially interfere with the current use of any such asset or property by Surge or materially detract from the value of any such asset or property.

Section 2.20    Real Property. Section 2.20 of Surge Disclosure Schedule sets forth (a) a true, correct and complete list of all real property leased or licensed by Surge (collectively, the “Leased Real Property”), (b) the address for each Leased Real Property, (c) the expiration date of the lease underlying each Leased Real Property, (d) the annual base rent of each Leased Real Property, (e) the name of the lessee(s) and third party lessor(s) thereof, and (f) the date of the lease contract relating thereto. Except for the Leased Real Property, there are no other properties occupied by Surge in the conduct of business by Surge. Surge has good and valid title to the leasehold estate under the Contract for the Leased Real Property free and clear of any Liens other than Permitted Liens. None of the Leased Real Property is subject to any leases, tenancies or occupancies other than that of Surge. All of the material buildings, fixtures and other improvements located on the Leased Real Property are adequate and suitable for the purpose of conducting Surge’s business as presently conducted. Surge is not a lessor, sublessor or grantor under any lease, sublease or other instrument granting to another Person any right to the possession, lease, occupancy or enjoyment of the Leased Real Property. Surge does not own, and has never owned, any real property.

Section 2.21    Inventory. All material inventory of Surge, whether or not reflected in the Surge Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established on the Surge Balance Sheet.

Except as disclosed on Section 2.21 of the Surge Disclosure Schedule, all such material inventory is owned by Surge free and clear of all Liens other than Permitted Liens, and no inventory is held on a consignment basis. The quantities of each item of material inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of Surge.

Section 2.22    Accounts Receivable. All material accounts receivable reflected on the Surge Balance Sheet and all material accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by Surge involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; (b) constitute only valid, undisputed claims of Surge not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice and normal product returns in the ordinary course of business consistent with past practice; and (c) subject to a reserve for bad debts shown on the Surge Balance Sheet, if any, or, with respect to material accounts receivable arising after the Surge Balance Sheet Date, on the accounting records of Surge, if any, are collectible in full in accordance with their terms.

Section 2.23    Customers and Suppliers.

(a)    Section 2.23(a) of the Surge Disclosure Schedule sets forth (i) each direct and indirect customer of Surge (including direct purchasers of Surge’s TheraSkin® product) who has paid aggregate consideration to Surge for goods or services rendered in an amount greater than or equal to $75,000 in the 12 month period ended March 31, 2019 (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such period. Surge has not received any notice, and has no reasonable basis to believe, that any of its Material Customers has ceased, or intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with Surge.

(b)    Section 2.23(b) of the Surge Disclosure Schedule sets forth (i) each Surge Manufacturer or supplier to whom Surge has paid consideration for goods or services relating to Products and rendered in an amount greater than or equal to $75,000 in the 12 month period ended March 31, 2019 (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such period. Surge has not received any notice, and has no reasonable basis to believe, that any of its Material Suppliers has ceased, or intends to cease, to supply goods or services to Surge or to otherwise terminate or materially reduce its relationship with Surge.

Section 2.24    Brokers. Except for Canaccord Genuity LLC, neither Surge nor any Surge Equityholder, director, officer, employee or affiliate of Surge, has incurred or will incur on behalf of Surge, any brokerage, finders’, financial advisory or similar fee in connection with the Transactions. A true, correct and complete copy of the Contract between Surge and Canaccord Genuity, LLC has been made available to Motor.

Section 2.25    Books and Records. The minute books and record books of Surge, all of which have been made available to Motor, are complete and correct and have been maintained in accordance with sound business practices. The minute books of Surge contain accurate and complete records of all meetings, and actions taken by written consent of, the Surge Unitholders, the Surge Board and any committees of the Surge Board, and no meeting, or action taken by written consent, of any such Surge Unitholders, Surge Board or committee has been held for which minutes have not been prepared and are not contained in such minute books.

Section 2.26    Affiliated Transactions. Except as set forth on Section 2.26 of the Surge Disclosure Schedule, no officer or manager of Surge and no Surge Equityholder (or any such Person’s immediate family members, Affiliates or associates) (an “Affiliated Person”) is a party, either directly or indirectly, to any Contract or transaction with Surge or has any interest in any material property used by Surge or has engaged in any transaction with any of the foregoing since January 1, 2018 (collectively, “Affiliate Transactions or Interests”).

Section 2.27    Banks; Powers of Attorney. Section 2.27 of the Surge Disclosure Schedule lists as of the date hereof the names and locations of all banks in which Surge has accounts or safe deposit boxes and the names of all Persons authorized to draw thereon or to have access thereto. Except as set forth in Section 2.27 of the Surge Disclosure Schedule, no Person holds a power of attorney to act on behalf of Surge.

Section 2.28    Reorganization. Neither Surge nor any Surge Unitholder has taken or agreed to take any action that is not contemplated by this Agreement and that would reasonably be expected to (a) prevent the Reincorporation Merger from qualifying, for U.S. federal and applicable state and local tax purposes as a transaction described in Section 351, Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code, or (b) prevent the Combination Merger from qualifying for U.S. federal and applicable state and local tax purposes as a transaction described in Section 351 of the Code and the regulations promulgated thereunder, or with respect to the Surge Blockers, a transaction described in Section 368(a)(1)(C) of the Code and the regulations promulgated thereunder.

Section 2.29    Vote Required. Except as set forth on Section 2.29 of the Surge Disclosure Schedule, the Requisite Surge Unitholder Approval is the only vote or consent required by the DLLCA, the Surge Operating Agreement, or any holder of Equity Interests of Surge to approve this Agreement and consummate the Transactions to which Surge is a party, including the Combination Merger.

Section 2.30    Disclosure. None of the information supplied or to be supplied by or on behalf of Surge for inclusion or incorporation by reference in the Form S-4 (including the Joint Proxy and Consent Solicitation Statement/Prospectus), the Surge Equityholder Notices or the Surge Warrant Notice will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading; provided that no representation is made by Surge with respect to statements made or incorporated by reference in the Form S-4 (including the Joint Proxy and Consent Solicitation Statement/Prospectus), the Surge Equityholder Notices or the Surge Warrant Notice based on information supplied by Motor for inclusion or incorporation by reference therein.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF MOTOR

Except as set forth in (a) the Motor SEC Documents filed with the SEC since January 1, 2016 and publicly available via the SEC’s EDGAR service at least two Business Days prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any disclosure contained in such Motor SEC Documents under the heading “Risk Factors”, “Cautionary Note Regarding Forward Looking Statements” or similar heading and other disclosures that are similarly predictive, cautionary or forward looking in nature); or (b) the disclosure schedule delivered by Motor and the Merger Subs to Surge concurrently with the execution of this Agreement (the “Motor Disclosure Schedule”) (with each exception set forth in the Motor Disclosure Schedule being identified by reference to, or grouped under a heading referring to, a specific individual section or subsection of this Agreement and relating only to such section or subsection; provided, however, that a matter disclosed with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to which the relevance of such matter disclosed is reasonably apparent on its face), Motor, ParentCo and each Merger Sub hereby represent and warrant to Surge as follows:

Section 3.1    Organization, Qualification, Subsidiaries, etc.

(a)    Motor is a corporation duly organized, validly existing and in good standing under the Laws of the State of New York. ParentCo is a corporation duly organized, validly existing and in good standing under the Laws of the State of New York. Merger Sub One is a corporation duly organized, validly existing and in good standing under the Laws of the State of New York. Merger Sub Two is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware.

(b)    Each of the other Subsidiaries of Motor (each a “Motor Subsidiary” and, collectively, the “Motor Subsidiaries”) is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization. Each of Motor, ParentCo, each Merger Sub and the Motor Subsidiaries has all requisite corporate or similar power and corporate or similar authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority would not have a Motor Material Adverse Effect.

(c)    Motor has made available to Surge true, correct and complete copies of the currently effective Certificate of Incorporation and Bylaws or equivalent governing documents of Motor, ParentCo and the Merger Subs, each as amended to the date hereof (the “Motor Governing Documents”).

Section 3.2    Capitalization.

(a)    The authorized capital stock of Motor consists of 40,000,000 shares of Motor Common Stock and 10,000,000 shares of Motor Preferred Stock, par value $0.01 per share (the “Motor Preferred Stock”). As of April 30, 2019, (i) 9,641,103 shares of Motor Common Stock were issued and outstanding, including 213,400 shares of Motor Common Stock issuable with respect to restricted stock awards, (ii) no shares of Motor Common Stock were held in treasury, (iii) no shares of Motor Preferred Stock were issued and outstanding, (iv) 1,169,481 shares of Motor Common Stock were subject to outstanding options to purchase shares of Motor Common Stock, and (v) 606,552 shares of Motor Common Stock were reserved for issuance upon the vesting of equity awards (other than options) granted or issuable by Motor under employee and director stock plans.

(b)    Except as described in Section 3.2(a), there are no options, warrants, calls, conversion rights, stock appreciation rights, redemption rights, repurchase rights or other preemptive or outstanding rights, agreements, arrangements or commitments of any character obligating Motor to issue, acquire or sell any shares of Motor Common Stock or other Equity Interests of Motor or any securities obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Motor, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(c)    There are no outstanding contractual obligations of Motor (i) affecting the voting rights of, (ii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iii) requiring the registration for sale of or (iv) granting any preemptive or antidilutive rights with respect to, any shares of Motor Common Stock or other Equity Interests in Motor.

(d)    Subject to the approval the ParentCo Stock Issuance, all shares of ParentCo Common Stock to be issued as part of the Surge Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued, fully paid and non-assessable and free of pre-emptive rights.

Section 3.3    Authority. Each of Motor, ParentCo and each Merger Sub has all necessary corporate (or equivalent) power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions to which it is a party, subject to obtaining the Motor Shareholder Approval. The execution and delivery of this Agreement by each of Motor, ParentCo and each Merger Sub, as applicable, and the consummation by Motor, ParentCo and each Merger Sub of the Transactions to which they are a party have been duly authorized by all necessary corporate (or equivalent) action, and no other corporate (or equivalent) proceedings on the part of Motor, ParentCo or the Merger Subs and, other than the receipt of the Motor Shareholder Approval, no votes of the holders of Motor Equity Interests are necessary to authorize this Agreement or to consummate the Transactions to which Motor, ParentCo or a Merger Sub is a party, other than the adoption of this Agreement by Motor as the sole stockholder of ParentCo and the adoption of this Agreement by ParentCo as the sole stockholder of Merger Sub One, the execution and filing of the Certificate of Reincorporation Merger with the NYDoS and the execution and filing of the Certificate of Combination Merger with the DSS in accordance with the DLLCA. This Agreement has been duly and validly executed and delivered by Motor, ParentCo and each Merger Sub, and assuming due authorization, execution and delivery by Surge, constitutes the valid and binding legal obligation of Motor, ParentCo and each Merger Sub, enforceable against Motor, ParentCo and each Merger Sub in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent conveyance or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

Section 3.4    No Conflict. None of:

(a)    the execution and delivery of this Agreement and the Ancillary Documents to which Motor, ParentCo and the Merger Subs, as applicable, are a party by Motor and the Merger Subs, as applicable, or

(b)    subject to the receipt of the Motor Shareholder Approval, the adoption of this Agreement by Motor as the sole stockholder of ParentCo and the adoption of this Agreement by ParentCo as the sole stockholder of Merger Sub One, the performance of this Agreement by Motor, ParentCo or the Merger Subs, the consummation by Motor, ParentCo or the Merger Subs of the Reincorporation Merger and the Combination Merger or any other Transactions to which they are a party, or compliance by Motor, ParentCo or the Merger Subs with any of the provisions of this Agreement will (with or without notice or lapse of time, or both):

(i)    conflict with or violate any provision of the Motor Governing Documents, or the certificate of incorporation or by-laws or similar organizational and governing documents of ParentCo or the Merger Subs;

(ii)    assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Motor, ParentCo or the Merger Subs or any of their respective properties or assets; or

(iii)    require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of Motor, ParentCo or the Merger Subs pursuant to any Contract to which Motor, ParentCo or the Merger Subs is a party, except, with respect to clauses (ii) and (iii) of this Section 3.4(b), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which would not have a Motor Material Adverse Effect.

Section 3.5    Required Filings and Consents. None of the execution, delivery or performance of this Agreement by Motor, ParentCo and the Merger Subs, the consummation by Motor, ParentCo and the Merger Subs of the Transactions to which they are a party, as applicable, or compliance by Motor, ParentCo or the Merger Subs with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) (i) the execution and filing of the Certificate of Reincorporation Merger with the NYDoS in accordance with the NYBCL and (ii) the execution and filing of the Certificate of Combination Merger with the DSS in accordance with the DLLCA, (b) compliance with the applicable requirements of the Exchange Act, (c) compliance with the applicable requirements of the Securities Act, (d) compliance with any applicable foreign or state securities, “blue sky” or takeover law, (e) filings with the SEC as may be required by Motor, ParentCo or the Merger Subs in connection with this Agreement and the Transactions and (f) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity would not have a Motor Material Adverse Effect.

Section 3.6    SEC Filings; Financial Statements.

(a)    Since January 1, 2016, Motor has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, certifications, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be (such documents and any other documents filed or furnished by Motor with/to the SEC, including any publicly filed supplements, modifications or amendments, collectively, the “Motor SEC Documents”). As of their respective effective dates (in the case of the Motor SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Motor SEC Documents), or in each case, if amended prior to the date hereof, as of the date of the last such amendment, the Motor SEC Documents (i) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the applicable rules and regulations promulgated thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which such statement were made, not misleading. Motor has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, with respect to the Motor SEC Documents and the statements contained in any such certifications were true and correct as of the date such certifications were made. As of the date hereof, neither Motor nor any of its officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. As of the date hereof, there are no outstanding or unresolved comments received by Motor from the SEC with respect to any of the Motor SEC Documents. As of the date hereof, to the Knowledge of Motor, none of the Motor SEC Documents is the subject of ongoing SEC review or investigation.

(b)    All of the audited consolidated financial statements and unaudited consolidated interim financial statements of Motor and its consolidated Motor Subsidiaries included in the Motor SEC Documents, including the related notes and schedules (collectively, the “Motor Financial Statements”), (i) have been prepared in all material respects in accordance with the rules and regulations of the SEC with respect thereto and in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end audit adjustments which are not expected to be material individually or in the aggregate), (ii) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of Motor and the consolidated Motor Subsidiaries as of the dates and for the periods referred to therein (except as may be expressly indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end audit adjustments which are not expected to be material individually or in the aggregate) and (iii) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing.

Section 3.7    Internal Controls. Motor maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 and 15d-15 under the Exchange Act and reasonably sufficient to provide reasonable assurances that (a) transactions are executed only in accordance with management’s general or specific authorizations, (b) access to assets of Motor is permitted only in accordance with management’s general or specific authorization and (c) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Motor’s internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of Motor’s consolidated financial reporting and the preparation of the Motor consolidated financial statements for external purposes in accordance with GAAP. Motor has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act and that provide reasonable assurance that all material information (both financial and non-financial) required to be disclosed by Motor in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Motor’s management as appropriate to allow timely decisions regarding required disclosure to enable the chief executive officer and chief financial officer of Motor to make the required certifications under the Exchange Act with respect to such report. Neither Motor, the audit committee of the Motor Board, nor, to the Knowledge of Motor, the Motor auditors, is aware of or has received notification of (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting of the Motor or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Motor’s internal controls over financial reporting. Motor has not made, or been required to make, any such disclosures to Motor’s auditors.

Section 3.8    Compliance with Law.

(a)    Motor and each Motor Subsidiary is in material compliance and since January 1, 2016 has been in material compliance with all Laws and Orders applicable to Motor or any Motor Subsidiary or any assets owned or used by Motor or any Motor Subsidiary. Neither Motor nor any Motor Subsidiary has received any written communication since January 1, 2016 from a Governmental Entity that alleges that Motor or any Motor Subsidiary is not in material compliance with any such Law or Order.

(b)    Since January 1, 2016, none of Motor, the Motor Subsidiaries, or, to Motor’s Knowledge, any Representatives acting on their behalf, have, directly or indirectly, corruptly offered, promised, paid, authorized or given money or anything of value to any Government Official, for the purpose of: (i) influencing any act or decision of any Government Official; (ii) inducing any Government Official to do or omit to do an act in violation of a lawful duty; (iii) securing any improper business advantage; (iv) inducing any Government Official to influence the act or decision of a Governmental Entity; or (v) for any other corrupt, improper, or illegal purpose, each in order to obtain or retain business for Motor or the Motor Subsidiaries in violation of applicable Anti-Corruption Laws.

Section 3.9    No Undisclosed Liabilities. Except for those liabilities and obligations (a) as reflected in or reserved against in Motor’s most recent consolidated balance sheet included in the Motor Financial Statements (including expressly in the notes thereto) prior to the date of this Agreement (the date of such balance sheet, the “Motor Balance Sheet Date”), (b) incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet of Motor included in the Motor Financial Statements, (c) incurred in connection with the Transactions, (d) incurred under Contracts entered into in the ordinary course of business, or (e) which would not have a Motor Material Adverse Effect, Motor has no Liabilities or obligations of a type required to be reflected on a consolidated balance sheet of Motor prepared in accordance with GAAP.

Section 3.10    Absence of Certain Changes or Events. Since the Motor Balance Sheet Date until the date of this Agreement, there has not occurred, arisen or come into existence any fact, change, event, development or circumstance, or any worsening thereof, which would have a Motor Material Adverse Effect.

Section 3.11    Litigation.

(a)    There is no Proceeding pending or, to the Knowledge of Motor, threatened against Motor, ParentCo or either Merger Sub that would have a Motor Material Adverse Effect.

(b)    None of Motor, ParentCo or either Merger Sub is subject to any outstanding Order that would have a Motor Material Adverse Effect.

Section 3.12    Ownership of Surge Units. Neither Motor nor any of the Motor Subsidiaries owns (beneficially or otherwise) any Surge Units or other Equity Interests in Surge or any options, warrants or other rights to acquire Surge Units or other Equity Interests in Surge (or any other economic interest through derivative securities or otherwise in Surge).

Section 3.13    Ownership of ParentCo and Merger Subs; No Prior Activities.

(a)    ParentCo is (and until the Reincorporation Merger Effective Time will be) a direct, wholly owned Subsidiary of Motor and was formed solely for the purpose of engaging in the Transactions. Each Merger Sub is a direct, wholly owned Subsidiary of ParentCo and was formed solely for the purpose of engaging in the Transactions.

(b)    Except for obligations or liabilities incurred in connection with its incorporation or organization and the Transactions, neither ParentCo nor any Merger Sub has and will not prior to the Closing Date have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 3.14    Brokers. Except for Motor’s obligations to J.P. Morgan Securities LLC and BRG Valuation Services, LLC, none of Motor, ParentCo, any Merger Sub nor any of their respective holders of Equity Interests, directors, officers, employees or affiliates, has incurred or will incur on behalf of Motor, ParentCo, either Merger Sub or any Motor Subsidiary, any brokerage, finders’, financial advisory or similar fee in connection with the Transactions.

Section 3.15    Disclosure. None of the information supplied or to be supplied by or on behalf of Motor for inclusion or incorporation by reference in the Form S-4 (including the Joint Proxy and Consent Solicitation Statement/Prospectus), the Surge Equityholder Notices or the Surge Warrant Notice will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading; provided that no representation is made by Motor with respect to statements made or incorporated by reference in the Form S-4 (including the Joint Proxy and Consent Solicitation Statement/Prospectus), the Surge Equityholder Notices or the Surge Warrant based on information supplied by Surge for inclusion or incorporation by reference therein.

Section 3.16    Tax Matters.

(a)    Motor has timely filed (taking into account any extension of time within which to file) all income and other Tax Returns required to have been filed by or with respect to Motor, and all such Tax Returns were and are true, correct and complete in all material respects. Since January 1, 2016, no written claim has been made by a Governmental Entity in a jurisdiction where Motor does not file Tax Returns that Motor is or may be subject to Taxes in such jurisdiction, which claim has not been resolved.

(b)    All Taxes of Motor required to be paid (whether or not shown on any Tax Return) have been timely paid.

(c)    No deficiencies for any material amount of Taxes have been proposed or assessed in writing against Motor by any Governmental Entity except for deficiencies that have since been resolved. Motor (i) is not the subject of any currently ongoing Tax audit or other proceeding with respect to Taxes and (ii) has not waived any statute of limitations in respect of any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, which waiver or extension is currently in effect.

(d)    Motor has no Liability for the sharing, indemnification or allocation of material Taxes with another Person (excluding customary Tax indemnification provisions in ordinary-course commercial Contracts not primarily relating to Taxes).

(e)    Motor has no Liability for the Taxes of any Person (other than Taxes of Motor) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) or as a transferee, successor or by Contract.

(f)    Subject to exceptions as would not be material, Motor has withheld and timely paid to the appropriate Governmental Entity all Taxes required by applicable Law to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, Motor Shareholder or other third party.

(g)    Motor (nor any predecessor of Motor) has not been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355 of the Code) in a transaction intended to qualify under Section 355 of the Code within the past two years.

(h)    Motor has not entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(i)    There are no Liens with respect to any Taxes on any of the assets of Motor, other than Permitted Liens.

(j)    ParentCo and Motor represent and warrant as of the Closing that they are not subject to any agreement and have no current plan or current intention to (i) cause Motor, ParentCo or Surge to dissolve or liquidate, (ii) cause ParentCo or Motor to merge with each other, (iii) cause Motor to be classified as or convert or merge into an entity disregarded as separate from its owner for federal, state or local Tax purposes, (iv) cause Surge to become a direct or indirect Subsidiary of Motor or merge with Motor or ParentCo, or (v) cause Motor to become a direct or indirect Subsidiary of Surge.

Section 3.17    Reorganization. Neither Motor nor ParentCo has taken or agreed to take any action that is not contemplated by this Agreement and that would reasonably be expected to (a) prevent the Reincorporation Merger from qualifying, for U.S. federal and applicable state and local tax purposes as a transaction described in Section 351, Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code, or (b) prevent the Combination Merger (together with the Reincorporation Merger) from qualifying for U.S. federal and applicable state and local tax purposes as a transaction described in Section 351 of the Code and the regulations promulgated thereunder, or with respect to the Surge Blockers, a transaction described in Section 368(a)(1)(C) of the Code and the regulations promulgated thereunder.

ARTICLE 4.

COVENANTS

Section 4.1    Conduct of Business by Surge Pending the Closing.

(a)    Surge covenants and agrees that, between the date of this Agreement and the earlier of the Combination Merger Effective Time and the termination of this Agreement in accordance with ARTICLE 6, except as set forth in Section 4.1 of the Surge Disclosure Schedule, as specifically permitted by any other provision of this Agreement or as required by applicable Law, unless Motor otherwise consents thereto in writing (such consent not to be unreasonably withheld or delayed), Surge shall conduct its operations in the ordinary course of business consistent with past practice in all material respects and, to the extent consistent therewith, use commercially reasonable efforts to:

(i)    preserve substantially intact its current business organization,

(ii)    maintain and preserve its assets, properties and business relationships (including employees and material customers and suppliers);

(iii)    preserve and maintain all of the Surge Permits;

(iv)    pay its debts, Taxes and other obligations when due;

(v)    maintain its books and records in accordance with past practice; and

(vi)    comply in all material respects with all applicable Laws.

(b)    Without limiting Section 4.1(a), except as set forth in Section 4.1 of the Surge Disclosure Schedule, as specifically permitted by any other provision of this Agreement or as required by applicable Law, Surge shall not, between the date of this Agreement and the earlier of the Combination Merger Effective Time and the termination of this Agreement in accordance with ARTICLE 6, do any of the following without the prior written consent of Motor:

(i)    Amend the Surge Operating Agreement;

(ii)    issue, deliver, sell, pledge, dispose of, grant, transfer or subject to any Lien, or authorize the issuance, sale, pledge, disposition, grant, transfer or Lien on, any Surge Units, other Equity Interests in Surge, or any other ownership or voting interest in Surge (including, without limitation, any such interest represented by Contract right);

(iii)    sell, pledge, dispose of, transfer, lease, license, sublicense, release claims, grant covenants not to sue or assert or immunities from suit with respect to, assign or subject to any Lien any property or assets of Surge except as required by (i) any Surge Material Contract in effect as of the date of this Agreement and (ii) the sale of inventory in the ordinary course of business;

(iv)    declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof or otherwise) with respect to any of the Surge Units or Equity Interests of Surge, or otherwise make any payments to holders of Equity Interests of Surge in their capacity as such;

(v)    reclassify, adjust, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the Surge Units or other Equity Interests of Surge;

(vi)    adopt or enter into a plan of complete or partial liquidation or adopt resolutions providing for a complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization or file a petition in bankruptcy or consent to the filing of any bankruptcy petition under any applicable Law;

(vii)    acquire by merging or consolidating with, or by purchasing the assets of, or by any other manner, any business or Person or division thereof, other than purchases of supplies and inventory in the ordinary course of business consistent with past practice;

(viii)    form any Subsidiary;

(ix)    except as set forth in Section 4.1(b)(ix) of the Surge Disclosure Schedule, amend, modify, incur, assume or guarantee any Indebtedness or issue or sell any debt securities (or rights to acquire debt securities) or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person for Indebtedness;

(x)    make or authorize any capital expenditure or commitments in respect thereof, other than capital expenditures set forth in the budget for 2019 made available to Motor and in accordance therewith;

(xi)    except to the extent required by (A) the existing terms of any Surge Benefit Plan, (B) this Agreement or (C) applicable Law: (1) increase the compensation or benefits payable or to become payable to any employee, consultant, independent contractor or director of Surge (except for increases in annual base salary and target annual bonus opportunity and commission rates for employees of Surge whose total annual compensation is less than or equal to $100,000 in connection with promotions or periodic reviews in the ordinary course of business consistent with past practice), (2) amend any Surge Benefit Plan or establish, adopt, or enter into any arrangement that would be a Surge Benefit Plan if in effect on the date hereof, (3) hire any employee of Surge holding the title of regional sales manager, or a more senior title, other than to fill in the ordinary course of business a currently filled position that becomes vacant, so long as such replacement employee’s aggregate annual compensation and benefits (with applicable adjustments made for periods of employment of less than a full calendar year) are not in excess of the compensation and benefits that are payable to other Surge employees with like or similar titles and experience) or (4) terminate any employee of Surge holding the title of regional sales manager, or a more senior title, other than for cause;

(xii)    make any change in accounting policies, practices, principles or methods, other than as required by GAAP or by applicable Law;

(xiii)    (A) make or change any material Tax election, (B) adopt or change any material Tax accounting method, (C) enter into any closing agreement with a Governmental Entity with respect to Taxes, (D) settle or compromise any claim or assessment in respect of material Taxes or (E) enter into any material Tax sharing or similar agreement;

(xiv)    enter into any Affiliate Transactions or Interests;

(xv)    enter into, transfer, terminate, modify, amend, waive any rights under, or discharge any other party of any obligation under, any Surge Material Contract (other than entering into pricing agreements with customers in the ordinary course of business on terms that are no more favorable than those existing under the HPG PPO Agreement in effect as of the date hereof);

(xvi)    (A) abandon, disclaim, dedicate to the public, sell, assign (in whole or in part), transfer, license, covenant not to sue or grant any security interest in, to or under any Intellectual Property Rights, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in its Intellectual Property Rights, (B) disclose any confidential Intellectual Property Rights to any Person, other than Surge employees and independent contractors that are subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof or (C) fail to notify Surge promptly of any infringement, misappropriation or other violation of or conflict with any of Surge’s Intellectual Property Rights which Surge becomes aware, or fail to consult with Motor and take such actions as Motor may reasonably request to protect such Surge Intellectual Property Rights;

(xvii)    enter into any settlement, compromise or release contemplating or involving any admission of wrong doing or misconduct or providing for any relief or settlement other than the payment of money not in excess of $25,000 individually or $75,000 in the aggregate;

(xviii)    make or enter into any Leakage transactions or Leakage payments;

(xix)    commence a Proceeding other than (A) for the routine collection of accounts receivable or (B) in such cases where Surge in good faith determines that failure to commence a Proceeding would result in the material impairment of a valuable aspect of its business, provided that it consults with Motor at least 10 days prior to any filing of such Proceeding;

(xx)    employ (or, to the Knowledge of Surge, use any contractor or consultant that employs) any Person: (A) debarred by the FDA, or excluded from participation in government programs (or subject to any similar sanction of any other applicable Governmental Entity) or (B) who is the subject of an FDA debarment investigation or Proceeding (or similar Proceeding of any other applicable Governmental Entity);

(xxi)    reduce the scope or coverage under any of its insurance policies in effect as of the Surge Balance Sheet Date;

(xxii)    call or hold any meetings of the Surge Unitholders or solicit any written consents of the Surge Unitholders other than the meeting or written consent soliciting the Requisite Surge Unitholder Approval pursuant to the Joint Proxy and Consent Solicitation Statement/Prospectus; or

(xxiii)    authorize or enter into any Contract or otherwise make any commitment, in each case to do any of the foregoing in clauses (i) through (xxii).

Section 4.2    Conduct of Business by Motor Pending the Closing. Motor agrees that between the date of this Agreement and the earlier of the Combination Merger Effective Time and the termination of this Agreement in accordance with ARTICLE 6, except as set forth in Section 4.2 of the Motor Disclosure Schedule, as specifically permitted by any other provision of this Agreement or as required by applicable Law, neither Motor nor ParentCo shall, directly or indirectly, do any of the following without the prior written consent of Surge:

(a)    amend the Motor Governing Documents or the certificate of incorporation or by-laws or similar organizational and governing documents of ParentCo or the Merger Subs in any manner that would reasonably be expected to materially delay, impede or prevent the Transactions or amends the terms of the shares of Motor Common Stock or shares of ParentCo Common Stock in any manner that would reasonably be expected to be adverse in any material respect to the Surge Equityholders;

(b)    declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock;

(c)    reclassify, combine, split, subdivide or amend the terms of, directly or indirectly, any of its capital stock or other Equity Interests, or authorize or propose the issuance of any other securities in lieu of or in substitution for shares of its capital stock or other Equity Interests;

(d)    agree, in writing or otherwise, to take any of the foregoing actions;

(e)    issue, deliver, sell, pledge, dispose of, grant, transfer or subject to any Lien, or authorize the issuance, sale, pledge, disposition, grant, transfer or Lien on, any Equity Interests in Motor or ParentCo, or any other ownership or voting interest in Motor or ParentCo (including, without limitation, any such interest represented by Contract right), other than (i) the issuance of shares of Motor Common Stock upon the exercise of stock options, (ii) the issuance of Equity Interests of Motor (including stock options and restricted shares of Motor Common Stock to employees and other service providers in the ordinary course of business), and (iii) the issuance of shares of Motor Common Stock in a registered offering conducted using Motor’s existing Registration Statement on Form S-3 filed with the SEC; or

(f)    (i) make or change any material Tax election, (ii) adopt or change any material Tax accounting method, (iii) enter into any closing agreement with a Governmental Entity with respect to Taxes, (iv) settle or compromise any claim or assessment in respect of material Taxes or (v) enter into any material Tax sharing or similar agreement.

Section 4.3    Access to Information; Confidentiality.

(a)    From the date of this Agreement to the earlier of the Combination Merger Effective Time and the termination of this Agreement in accordance with ARTICLE 6, Surge shall, and shall cause its directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, the “Surge Representatives”) to: (i) provide to Motor and the Merger Subs and their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (the “Motor Representatives”) reasonable access at reasonable times during normal business hours upon reasonable advance written notice to the books and records of Surge, (ii) make the officers of Surge available to Motor and the Motor Representatives, upon reasonable notice and during normal business hours, as Motor or the Motor

Representatives shall from time to time reasonably request, and (iii) furnish such information concerning the business, properties and personnel of Surge as Motor or the Motor Representatives may reasonably request for reasonable purposes related to the consummation of the Transactions; provided, however, that no investigation pursuant to this Section 4.3(a) shall affect or be deemed to limit or expand any representation or warranty made by Surge in this Agreement or any of the conditions to the obligations of the Parties under this Agreement; provided, further, that any investigation pursuant to this ARTICLE 4 shall be conducted in such manner as not to interfere unreasonably with the normal operations of Surge’s business; provided, further, that Surge and the Surge Representatives shall not be required to provide access to the books and records of Surge or to furnish information (whether through Surge Representatives or otherwise) if doing so would (A) cause a violation of any obligation of Surge to a third party pursuant to an agreement with a third party to which Surge is a party as of the date of this Agreement (so long as Surge shall have used commercially reasonable efforts to obtain the consent of such third party to such access or furnishing of information), (B) cause a reasonable risk of loss of the attorney-client, work product or similar right, protection or privilege of Surge or (C) constitute a violation of applicable Law; provided that in each case Surge shall use commercially reasonable efforts to provide documents and information (or the contents thereof) to the extent practicable without waiving such privilege or protection or violating such agreement or Law. Each of Motor, ParentCo and each Merger Sub acknowledges that the information provided by Surge and the Surge Representatives to Motor and the Motor Representatives in connection with this Agreement and the Transactions are subject to the terms of the Confidentiality Agreement, dated January 1, 2019, by and between Surge and Motor (the “Confidentiality Agreement”).

(b)    The Representative hereby agrees that it shall, and shall cause its directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives to treat and hold in strict confidence any Confidential Information and will not use for any purpose, nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Confidential Information without ParentCo’s prior written consent. Notwithstanding the foregoing, the Representative may disclose Confidential Information in the event that the Representative is requested or required to disclose such Confidential Information pursuant to any Law or other legal process; provided that the Representative shall (i) provide ParentCo, to the extent legally permitted, with prompt written notice of such requirement so that the ParentCo or an Affiliate thereof may seek a protective Order or other remedy and (ii) furnish only that portion of such Confidential Information which is legally required to be provided pursuant to the applicable legal process as advised by counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Confidential Information. For purposes hereof, “Confidential Information” means all confidential or proprietary documents and information concerning Motor, ParentCo, Surge or any of their Affiliates (including any information of third parties where Motor, ParentCo, Surge or any of their Affiliates has an obligation to keep such information confidential), in each case obtained by the Representative pursuant to this Agreement.

(c)    Nothing contained in this Agreement will give Motor, ParentCo or either Merger Sub, directly or indirectly, the right to control or direct the operations of Surge prior to the Combination Merger Effective Time. Prior to the Combination Merger Effective Time, Surge will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 4.4    No-Solicitation.

(a)    Other than with Motor and its Affiliates, from and after the date hereof until the earlier of the Combination Merger Effective Time and the termination of this Agreement in accordance with ARTICLE 6, Surge shall not (and shall not authorize or permit any of the Surge Representatives or Affiliates of Surge to) directly or indirectly: (i) solicit, initiate or take any action to facilitate or encourage or induce the making of, submission or announcement of, any inquiries or any proposal or offer from any Person related to an Acquisition Transaction or take any action that could reasonably be expected to lead to any such inquiries or the making of any such proposal or offer from any Person; (ii) other than informing Persons of the existence of this Section 4.4, furnish any information regarding Surge to any Person in connection with or in response to an Acquisition

Transaction or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Transaction; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Transaction; (iv) approve, endorse or recommend any Acquisition Transaction; (v) make or authorize any statement, recommendation or solicitation in support of any possible Acquisition Transaction; or (vi) enter into any letter of intent or similar document or any other Contract having a primary purpose of effectuating, or which would effect, any Acquisition Transaction.

(b)    Surge shall promptly (and in any event within two Business Days after receipt thereof) advise Motor in writing of any inquiry or proposal or offer received by Surge or any of the Surge Representatives related to an Acquisition Transaction (an “Acquisition Proposal”) or any request for nonpublic information relating to Surge (including the identity of the Person making or submitting such inquiry, proposal, offer or request, and the terms thereof) that is made or submitted by any Person in connection with an Acquisition Proposal. Surge shall promptly notify Motor in writing of any material modification to any such inquiry, proposal, offer or request related to an Acquisition Transaction.

(c)    Surge shall, and shall cause its Affiliates, the Surge Representatives and the Surge Unitholders to, immediately cease and cause to be terminated any existing discussions with any Person (other than Motor and its Affiliates) that relate to any Acquisition Transaction. Surge will promptly request that each Person (other than Motor and its Affiliates) that has executed, within 12 months prior to the date of this Agreement, a confidentiality, standstill or similar agreement in connection with its consideration of a possible Acquisition Transaction return all confidential information pertaining to Surge heretofore furnished to such Person by or on behalf of Surge.

(d)    Other than with Motor and its Affiliates, from and after the date hereof until the earlier of the Combination Merger Effective Time and the termination of this Agreement in accordance with ARTICLE 6, Surge shall not (and shall not authorize or permit any of the Surge Representatives or Surge’s Affiliates to) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which requires Surge to abandon, terminate or fail to consummate the Transactions or which is intended to or is reasonably likely to lead to, any Acquisition Proposal or resolve or agree to take any such action.

Section 4.5    Appropriate Action; Consents; Filings. Subject to the terms of this Agreement, Surge and Motor will use their respective commercially reasonable efforts to (a) take, or cause to be taken, appropriate action and do, or cause to be done, those things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions as promptly as practicable, and (b) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Motor or Surge or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity; provided, however, that Surge and Motor will cooperate with each other in connection with (i) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, in connection with the consummation of the Mergers and (ii) seeking any such actions, consents, approvals or waivers or making any such filings. Surge and Motor will furnish to each other all information reasonably required or requested in connection with any application or other filing under the rules and regulations of any applicable Law in connection with the Transactions. Surge and Motor will use their respective commercially reasonable efforts to give (or will cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their commercially reasonable efforts to obtain any third-party consents (i) necessary, proper or advisable to consummate the Transactions or (ii) required to be disclosed in Section 2.4 of the Surge Disclosure Schedule.

Section 4.6    Public Announcements. Each of Surge, Motor, ParentCo and each Merger Sub agrees that prior to the Closing Date no public release or public announcement concerning this Agreement or the Transactions will be issued by or on behalf of any Party without the prior review and approval of Surge and Motor (in each case, which consent will not be unreasonably withheld, delayed or conditioned), except as such public release or public announcement may be required by applicable Law or Governmental Entity to which the relevant Party is subject, in which case the Party required to make the release or announcement will use its commercially reasonable efforts to allow each other Party reasonable time to review and comment on such release or announcement in advance of such issuance and shall consider all such comments reasonably proposed; provided that (a) each of the Parties may make press releases or public announcements concerning this Agreement or the Transactions that consist solely of information previously disclosed in previous press releases or announcements made by a Party in compliance with this Section 4.6 and (b) each of the Parties may make any public statements in response to questions by the press, analysts, investors or analysts or those participating in investor calls or industry conferences, so long as such statements consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by a Party in compliance with this Section 4.6. The initial press release announcing this Agreement, any ancillary agreements and the Transactions shall be in substantially the form mutually agreed upon by Motor and Surge.

Section 4.7    Indemnification of Directors and Officers.

(a)    All rights to exculpation, indemnification or advancements now existing in favor of any member, manager, director or officer of Surge under the Surge Operating Agreement or any other agreement in existence on the date of this Agreement and made available to Motor prior to the date of this Agreement shall survive the Combination Merger and shall continue in effect for a period of not less than six years following the Combination Merger Effective Time.

(b)    For six years from and following the Combination Merger Effective Time, without limiting any additional rights that any Person may have under any Surge Benefit Plan, from and after the Combination Merger Effective Time, ParentCo shall, and shall cause Surviving Surge to, and Surviving Surge shall, indemnify and hold harmless all past and present directors, officers and managers of Surge (the “D&O Indemnified Parties”) (including, without limitation, to the same extent such Persons are required to be indemnified as of the date of this Agreement by Surge pursuant to applicable Law, the Surge Operating Agreement, and indemnification agreements in existence on the date of this Agreement with any D&O Indemnified Party and made available to Motor prior to the date of this Agreement), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements (“D&O Claim Expenses”), incurred in connection with, or arising out of, acts or omissions in their capacity as directors, officers or managers of Surge occurring or alleged to have occurred at or prior to the Combination Merger Effective Time, whether asserted or claimed prior to, at or after the Combination Merger Effective Time (including acts or omissions occurring in connection with this Agreement and the Transactions) (a “D&O Claim”). In the event of any such D&O Claim, ParentCo or Surviving Surge shall promptly pay on behalf of or, within 10 Business Days after any request for advancement, advance to each of the D&O Indemnified Parties, in each case to the fullest extent Surviving Surge is so authorized or permitted by applicable Law, as now or hereafter in effect, any D&O Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any D&O Claim in advance of the final disposition of such D&O Claim, including payment on behalf of or advancement to the D&O Indemnified Party of any D&O Claim Expenses incurred by such D&O Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to Surviving Surge’s receipt of a written undertaking by or on behalf of such D&O Indemnified Party to repay such D&O Claim Expenses if it is ultimately determined under applicable Law that such D&O Indemnified Party is not entitled to be indemnified. Notwithstanding the foregoing, the D&O Indemnified Parties as a group may retain only one law firm to represent them with respect to each such D&O Claim unless there is, under applicable standards of professional conduct, a conflict between the positions of any two or more D&O Indemnified Parties. Neither ParentCo nor Surviving Surge shall settle, compromise or consent to the entry of any judgment in any Proceeding or threatened Proceeding (and in which indemnification could be sought by such D&O Indemnified Party hereunder), unless such settlement, compromise or consent includes a full and unconditional release of such D&O Indemnified Party from all liability or potential liability arising out of such Proceeding or such D&O Indemnified Party otherwise consents.

(c)    For six years from and after the Combination Merger Effective Time, ParentCo shall cause Surviving Surge to, and Surviving Surge shall, obtain and fully pay the premium for the benefit of the D&O Indemnified Parties, as of the date of this Agreement and as of the Combination Merger Effective Time, a non-cancellable insurance and indemnification policy from an insurance carrier with the same or better credit rating as Surge’s current director and officer insurance carrier that provides coverage for facts or events occurring on or prior to the Combination Merger Effective Time that are no less advantageous than Surge’s existing policy. The provisions of the immediately preceding sentence will be deemed to have been satisfied if prepaid policies have been obtained by Surge prior to the Combination Merger Effective Time, which policies provide such D&O Indemnified Parties with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Combination Merger Effective Time, including, without limitation, in respect of this Agreement and the Transactions; provided, however, that Surge will not obtain any such prepaid policy if the cost of such policy will exceed 250% of the last annual premium paid prior to the date of this Agreement (such amount, the “Maximum Premium”). If such prepaid policy has been obtained prior to the Combination Merger Effective Time, ParentCo shall cause Surviving Surge to, and Surviving Surge shall, maintain such policies in full force and effect and continue to honor the obligations thereunder. If such prepaid policy is not obtained prior to the Combination Merger Effective Time, ParentCo shall cause Surviving Surge to, and Surviving Surge shall, obtain such a tail policy; provided, however, that if such tail policy cannot be obtained or can be obtained only by paying aggregate annual premiums in excess of the Maximum Premium, ParentCo shall only be required to cause Surviving Surge, and Surviving Surge shall, only be required to, obtain as much coverage as can be obtained by paying an annual premium equal to the Maximum Premium.

(d)    In the event ParentCo or Surviving Surge (i) consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision will be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, will assume the obligations to the D&O Indemnified Parties set forth in this Section 4.7.

(e)    The obligations under this Section 4.7 will (i) continue, notwithstanding any six-year limitation referred to above, until the final disposition of any action, suit, proceeding or investigation brought or commenced during such six-year period and (ii) not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party to whom this Section 4.7 applies without the consent of such affected D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Parties are third-party beneficiaries of this Section 4.7).

(f)    The rights of indemnification and to receive advancement of expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which any D&O Indemnified Party may at any time be entitled. No right or remedy herein conferred by this Section 4.7 is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at Law or in equity or otherwise.

Section 4.8    Motor Agreement Concerning ParentCo and the Merger Subs. Motor agrees to cause ParentCo and each Merger Sub to comply with its obligations under this Agreement.

Section 4.9    Joint Proxy and Consent Solicitation Statement/Prospectus and Form S-4; NASDAQ Listing Matters.

(a)    Surge, Motor and ParentCo shall cooperate in preparing, and ParentCo shall cause to be filed with the SEC as promptly as practicable after the date of this Agreement, (i) a mutually acceptable joint proxy and consent solicitation statement/prospectus relating to the Motor Shareholder Meeting and the solicitation of the

Requisite Surge Unitholder Approval by written consent (the “Joint Proxy and Consent Solicitation Statement/Prospectus”) in preliminary form and (ii) a Registration Statement on Form S-4 (together with all amendments thereto, the “Form S-4”) (in which the Joint Proxy and Consent Solicitation Statement/Prospectus will be included as a prospectus) relating to the registration of the shares of ParentCo Common Stock being issued in exchange for the outstanding shares of Motor Common Stock in connection with the Reincorporation Merger and the shares of ParentCo Common Stock being issued as Surge Merger Consideration in connection with the Combination Merger. Each of Motor, ParentCo and Surge shall use commercially reasonable efforts to (A) cause the Form S-4 and the Joint Proxy and Consent Solicitation Statement/Prospectus to comply as to form in all material respects with the applicable requirements of the Securities Act, Exchange Act, the NYBCL, DLLCA and the Nasdaq rules and to respond promptly to any comments of the SEC or its staff, (B) cause the Form S-4 to become effective under the Securities Act as soon after such filing as reasonably practicable and (C) keep the Form S-4 effective as long as is necessary to consummate the Transactions. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy and Consent Solicitation Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Motor and ParentCo will (x) provide Surge with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (y) give reasonable and good faith consideration to all comments reasonably and promptly proposed by Surge and its legal advisors. Each of Motor and ParentCo shall use commercially reasonable efforts to take any other action required to be taken under the Securities Act, the Exchange Act, the NYBCL and the rules of NASDAQ, in connection with the filing and distribution of the Joint Proxy and Consent Solicitation Statement/Prospectus and the Form S-4, and the solicitation of proxies from Motor Shareholders thereunder. Each Party shall advise the other, promptly after it receives notice thereof, of the issuance of any stop order or the suspension of the qualification of the ParentCo Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction. Each of Parties will use commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(b)    Motor and ParentCo shall use their commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ and the SEC to enable the listing of the ParentCo Common Stock on NASDAQ, subject to official notice of issuance. Motor and ParentCo shall also use their commercially reasonable efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the Transactions; provided that in no event shall Motor be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process. Surge shall, upon request made in writing, furnish to Motor all information concerning Surge, its directors, officers and (to the extent reasonably available to Surge) Surge Equityholders and such other matters as may be reasonably necessary or advisable in connection with the Form S-4, including obtaining a tax opinion from Surge’s counsel with respect thereto. Each of Motor and Surge shall, upon request made in writing, furnish to the other and their respective counsel such information and representations reasonably requested with respect to giving any opinion with respect to the Transactions.

(c)    Surge shall, upon request made in writing, furnish to ParentCo and Motor all information concerning itself, its directors, officers and (to the extent reasonably available to Surge) holders of Surge Equity Interests and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Motor, ParentCo or Surge to NASDAQ or any Governmental Entity (including the Form S-4 and the Joint Proxy and Consent Solicitation Statement/Prospectus) in connection with the Combination Merger and the other Transactions to which Surge is a party. In addition, Surge will use its commercially reasonable efforts to provide (i) interim financial statements (including footnotes) that are timely reviewed by Surge’s independent auditor, (ii) management’s discussion and analysis of interim and annual financial statements, (iii) the consent of Surge’s independent auditor to include annual financial statement reports in the Form S-4, (iv) information necessary to prepare selected financial data, and (v) information necessary to enable Motor to prepare required pro forma financial statements and related footnotes, in each case, to the extent reasonably necessary to permit Motor to prepare the Form S-4.

(d)    If at any time prior to the Combination Merger Effective Time any information relating to Surge, or any of its Affiliates, officers or directors, should be discovered by Surge that should be set forth in an amendment or supplement to either of the Form S-4 or the Joint Proxy and Consent Solicitation Statement/Prospectus, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Surge shall promptly notify Motor.

Section 4.10    Motor Shareholder Meeting and Surge Written Consent.

(a)    As promptly as reasonably practicable following the effectiveness of the Form S-4, Motor shall, in consultation with Surge, in accordance with applicable Law and the Motor Governing Documents, establish a record date for (and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith), duly call, give notice of, convene and hold a meeting of the holders of Motor Common Stock (the “Motor Shareholder Meeting”) at which meeting Motor shall seek the Motor Shareholder Approval (such Motor Shareholder Meeting to be held as promptly as reasonably practicable following declaration of effectiveness of the Form S-4 and the clearance of the Joint Proxy and Consent Solicitation Statement/Prospectus by the SEC and the mailing of the Joint Proxy Statement/Prospectus to Motor shareholders of record on the record date established for the Motor Shareholder Meeting). Subject to compliance with applicable Law, Motor shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Motor Shareholder Approval to be received at the Motor Shareholder Meeting or any adjournment or postponement thereof. Notwithstanding anything to the contrary contained in this Agreement, Motor shall be required to adjourn or postpone the Motor Shareholder Meeting (i) to the extent necessary to ensure that any supplement or amendment to the Joint Proxy and Consent Solicitation Statement/Prospectus that is required to be filed and disseminated under applicable Law is provided to Motor’s shareholders or (ii) if, as of the time for which the Motor Shareholder Meeting is scheduled, there are insufficient shares of Motor Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Motor Shareholder Meeting or to obtain the Motor Shareholder Approval; provided, however, that a proxy related to the shares of Motor Common Stock subject to a voting agreement shall be deemed to have been received by Motor for such purpose; provided, however, that unless otherwise agreed to by the Parties, the Motor Shareholder Meeting shall not be adjourned or postponed to a date that is more than 30 days after the date for which the meeting was previously scheduled (it being understood that such Motor Shareholder Meeting shall be required to be adjourned or postponed only once as a result of the circumstances described in the foregoing clauses (i) and (ii) exist); and provided, further, that the Motor Shareholder Meeting shall not be adjourned or postponed to a date on or after two Business Days prior to the Outside Date. Upon written request from Surge, Motor shall promptly provide to Surge all voting tabulation reports relating to the Motor Shareholder Meeting that have been prepared by Motor or Motor’s transfer agent, proxy solicitor or other Representative.

(b)    Concurrently with Motor’s mailing of the Joint Proxy and Consent Solicitation Statement/Prospectus to the Motor Shareholders, Surge shall mail or otherwise deliver the Surge Unitholder Written Consent substantially in the form attached to this Agreement as Exhibit E (the “Surge Unitholder Consent”) and the Joint Proxy and Consent Solicitation Statement/Prospectus to the members of Surge owning Surge Units. As promptly as practicable following the mailing of the Surge Unitholder Consent and Joint Proxy and Consent Solicitation Statement/Prospectus to the members of Surge owning Surge Units, and in any event prior to the convening of the Motor Shareholder Meeting, Surge will deliver to Motor true and complete copies of the Surge Unitholder Consent executed by each Surge Unitholder that is a party to a Surge Support Agreement, as well as any other executed Surge Unitholder Consent that Surge receives.

(c)    Promptly following the date hereof, Surge shall prepare and mail or otherwise deliver to each holder of Surge Warrants any notices required to be provided to holders of Surge Warrants (a “Surge Warrant Notice”). In preparing the Surge Warrant Notice, Surge shall consult with Motor, and prior to mailing or otherwise delivering any Surge Warrant Notice to any holder of Surge Warrants, Surge shall provide Motor with an opportunity to review and comment on such documents (including the proposed final version of such documents).

Section 4.11    Tax Matters.

(a)    Each of the Parties intend that, for all U.S. federal and applicable state and local tax purposes: (i) the Reincorporation Merger shall qualify as a transaction described in Section 351, Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code, and (ii) the Combination Merger (together with the Reincorporation Merger) shall qualify as a transaction described in Section 351 of the Code and the regulations promulgated thereunder, and, with respect to the Surge Blockers, transactions described in Section 368(a)(1)(C) of the Code and the regulations promulgated thereunder (with the Surge Blocker being treated as participating in an exchange under Code Section 351(a) as contemplated by Revenue Ruling 68-357). Each of the Parties agrees not to, and not permit or cause any of their respective Affiliates to, take or cause to be taken any action that would cause the Reincorporation Merger or the Combination Merger to fail to be treated for U.S. federal and applicable state and local tax purposes in a manner described in this Section 4.11. Each of the Parties agrees that except as otherwise required by applicable Law to file all tax returns and related reports in a manner which is consistent with the intentions described in this Section 4.11.

(b) The Parties agree that the Surge tax partnership will terminate as of the end of the day on the Closing Date pursuant to Section 708 of the Code. Following the Closing, the Representative shall prepare or cause to be prepared, and file or cause to be filed, all income Tax Returns of Surge required to be filed after the Closing Date with respect to any taxable period ending on or prior to the Closing Date (a “Pre-Closing Tax Period”). The Parties agree that all deductible expenses of Surge arising as a result of the transactions contemplated by this Agreement shall be deducted on the final income Tax Return of Surge for the taxable period ending on the Closing Date to the extent permitted under applicable Law. Without the consent of the Representative (which consent shall not be unreasonably withheld, conditioned or delayed), ParentCo shall not (and shall cause its Affiliates, including Surviving Surge, to not) (a) except as required by Law, amend, file, re-file or otherwise modify any Tax Return of Surge relating to any Pre-Closing Tax Period, (b) enter into any closing agreement with respect to Surge applicable to any Pre-Closing Tax Period, (c) settle any Tax claim or assessment relating to Surge with respect to any Pre-Closing Tax Period, or (d) extend or waive the limitation period applicable to any Tax claim or assessment of Surge with respect to any Pre-Closing Tax Period. ParentCo shall deliver a written notice to the Representative in writing promptly following any demand, claim, or notice of commencement of a claim, proposed adjustment, assessment, audit, examination or other administrative or court proceeding with respect to Taxes of Surge for any Pre-Closing Tax Period for which any Surge Equityholder may reasonably be expected to be liable (including pursuant to Section 7.2) (“Tax Proceeding”) and shall describe in reasonable detail the facts constituting the basis for such Tax Proceeding, the nature of the relief sought, and the amount of the claimed Losses (including Taxes), if any (the “Tax Claim Notice”); provided, however, that the failure to so notify the Representative shall not relieve the Surge Equityholders of any indemnification obligation that they may have except to the extent that they are materially prejudiced thereby. The Representative shall have the right to elect to exercise, at the expense of the Surge Equityholders, control over the handling, disposition, and settlement of any Tax Proceeding, by written notice to ParentCo within 30 days after delivery by ParentCo to the Representative of the Tax Claim Notice; provided, however, that (i) the Representative shall not settle or compromise any Tax Proceeding without the prior written consent of ParentCo (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) ParentCo shall have the right, at its own expense, to participate in the defense of such Tax Proceeding and (iii) the Representative shall have made arrangements reasonably satisfactory to ParentCo to ensure that any resulting Losses arising therefrom are paid by the Surge Equityholders (and not ParentCo or any Affiliate of ParentCo, including Surviving Surge).

(c)    For all purposes under this Agreement, in the case of Taxes that are payable with respect to any period that includes but does not end on the Closing Date (each, a “Straddle Period”), the portion of any such Tax that is allocable to the portion of the period ending on the close of the Closing Date shall be (i) in the case of Taxes that are (x) based upon or related to income or receipts, (y) imposed in connection with the sale or other transfer or assignment of property (real or personal, tangible or intangible), or (z) employment, payroll, social security or other similar Taxes, deemed equal to the amount which would be payable if the taxable year ended on the close of the Closing Date; and (ii) in the case of Taxes imposed on a periodic basis with respect to any assets or otherwise measured by the level of any item (other than income or receipts), deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the close of the Closing Date and the denominator of which is the number of calendar days in the entire period.

Section 4.12    Section 16 Matters. Prior to the Reincorporation Merger Effective Time, Motor shall take all such steps as may be necessary or appropriate to cause the Transactions, including any dispositions of Motor Common Stock (including derivative securities with respect to such Motor Common Stock) or acquisitions of ParentCo Common Stock (including derivative securities with respect to such ParentCo Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Motor, or who will become subject to such reporting requirements with respect to Motor, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 4.13    Transaction Litigation. Each of Motor and Surge shall promptly notify the other of any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened, against it and/or its directors or officers relating to this Agreement, the other Transaction Documents or any of the Transactions (collectively, “Transaction Litigation”). Each of Motor and Surge shall cooperate with the other in the defense or settlement of any Transaction Litigation, shall give the other Party the opportunity to consult with it regarding the defense or settlement of such Transaction Litigation and shall give the other Party’s advice due consideration with respect to such Transaction Litigation; provided, however, that neither Motor nor Surge shall be obligated to take any of the foregoing actions if taking such action would (i) cause a violation of any obligation of Motor or Surge, as applicable, pursuant to an agreement with a third party to which it is a party as of the date of this Agreement (so long as such Party shall have used commercially reasonable efforts to obtain the consent of such third party to such action), (ii) cause a reasonable risk of loss of the attorney-client, work product or similar right, protection or privilege of such Party or (iii) constitute a violation of applicable Law; provided that in each case Surge shall use commercially reasonable efforts to provide documents and information (or the contents thereof) to the extent practicable without waiving such privilege or protection or violating such agreement or Law. Neither Surge nor Motor shall agree to any settlement of Transaction Litigation without the prior written consent of the other Party (which consent shall not be unreasonably withheld).

Section 4.14    Advice of Changes. Each of Motor, on the one hand, and Surge, on the other hand, shall promptly advise the other of any change or event (i) having or reasonably likely to have a Surge Material Adverse Effect, in the case of Surge, or a Motor Material Adverse Effect, in the case of Motor, or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

Section 4.15    Termination of Affiliate Transactions or Interests. Prior to the Closing, Surge shall cause the Affiliate Transactions or Interests to be terminated with no further financial obligation following the Closing of Surge; provided that any rights to indemnification and advancement of expenses available to a member, director, manager or officer of Surge in their capacity as such that by their terms survive termination thereunder shall survive such termination.

Section 4.16    Lock-Up of Shares of ParentCo Stock. For a period of 12 months following the Closing Date, no Surge Equityholder who receives equal to or greater than 20,000 shares of ParentCo Common Stock from the Surge Closing Merger Consideration shall, directly or indirectly, without the prior written consent of ParentCo (to be granted or withheld in ParentCo’s sole and absolute discretion) (a) pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of ParentCo Common Stock acquired as Surge Merger Consideration (such shares of ParentCo Common Stock held by such Surge Equityholders, collectively, the “Lock-Up Securities”), (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Lock-Up Securities, whether any such transaction is to be settled by delivery of shares of Lock-Up Securities, in cash or otherwise or (c) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any Lock-Up Securities, all in accordance with a Lock-Up Agreement.    It is agreed that the proposed distribution by the Surge Blockers of ParentCo Common Stock to their respective direct shareholders pursuant to the liquidation of such Surge Blockers contemplated pursuant to Section 2.16(k) is hereby approved; provided, however, that such direct shareholders, with respect to their allocable portions of such ParentCo Common Stock received in connection therewith, become parties to the Lock-Up Agreement and agree to be subject to the same covenants and restrictions set forth therein (and in this Section  4.16) as a Surge Equityholder.

Section 4.17    Restrictive Legend.

(a)    The certificates representing the shares of Lock-Up Securities shall bear the following legend (it being agreed that if the shares of ParentCo Common Stock are not in certificated form, other appropriate restrictions shall be implemented to give effect to the following):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER AND, SUBJECT TO CERTAIN EXCEPTIONS, GENERALLY MAY NOT BE TRANSFERRED OR PLEDGED FOR A PERIOD OF 12 MONTHS AFTER THE CLOSING DATE OF THE TRANSACTIONS CONTEMPLATED BY THAT CERTAIN AGREEMENT AND PLAN OF MERGER, DATED MAY 2, 2019, BY AND BETWEEN MISONIX, INC., NEW MISONIX, INC., MOTOR REINCORP. SUB ONE, INC., SURGE SUB TWO, LLC, SOLSYS MEDICAL, LLC AND GREG MADDEN IN HIS CAPACITY AS THE REPRESENTATIVE.”

(b)    Notwithstanding the foregoing, the holder of any certificate(s) representing the Lock-Up Securities issued to the applicable Surge Equityholders shall be entitled to receive from ParentCo new certificates for a like number of shares of ParentCo Common Stock not bearing such legend (or the elimination or termination of such notations or arrangements) upon the request of such holder at such time as such restrictions are no longer applicable.

Section 4.18    Financing Cooperation.

(a)    Surge shall, and shall cause the Surge Representatives to, in each case, use commercially reasonable efforts to provide to Motor, ParentCo and the Merger Subs (x) all information and documentation in its possession required to satisfy the closing conditions set forth in Section 4 of the Amended Surge Credit Agreement, (y) cooperation reasonably requested by Motor, ParentCo or a Merger Sub in connection with satisfaction of the closing conditions set forth in Section 4 of the Amended Surge Credit Agreement, and (z) at the request of Motor, a customary payoff letter relating to the Surge Receivables Financing Agreement or the consent of Silicon Valley Bank to the Transactions and the amendment to the Surge Credit Facility contemplated by the SWK Commitment Letter, in form reasonably acceptable to Motor.

(b)    Motor, ParentCo and the Merger Subs shall, and shall cause the Motor Representatives to, in each case, use commercially reasonable efforts to provide to Surge (x) all information and documentation in its possession required to satisfy the closing conditions set forth in Section 4 of the Amended Surge Credit Agreement, and (y) cooperation reasonably requested by Surge in connection with satisfaction of the closing conditions set forth in Section 4 of the Amended Surge Credit Agreement.

Section 4.19    Surge Capitalization Infusion. On February 25, 2019 and pursuant to the second closing contemplated by the Series E Purchase Agreement (as defined in the Surge Operating Agreement), Surge issued an additional 5,426,524.8534 Surge Series E Units in consideration of an aggregate of $3,000,000. Prior to the Closing, Surge shall use commercially reasonable efforts to consummate an offering of Surge Units in exchange for not less than $4,000,000 in new capital to Surge (the “Surge Capitalization Infusion”).

Section 4.20    Representative.

(a)    In addition to the other rights and authority granted to the Representative elsewhere in this Agreement, each of the Surge Equityholders hereby to the fullest extent permitted by applicable Law, irrevocably constitutes and appoints the Representative as its true and lawful proxy, attorney, agent and representative to act (provided, however, that the Representative shall have no obligation to the Surge Equityholders to act other than as expressly provided herein), from and after the date hereof and to do any and all lawful things and execute and deliver any and all documents, for, in the name of and on behalf of such Surge Equityholder, and in such Surge Equityholder’s name, place and stead, that may be necessary, convenient or appropriate to facilitate the consummation of the transactions contemplated by this Agreement, including: (i) execution of the documents and certificates pursuant to this Agreement; (ii) receipt of payments under or pursuant to this Agreement and disbursement thereof, as contemplated by this Agreement; (iii) receipt and forwarding of notices and communications pursuant to this Agreement; (iv) administration of the provisions of this Agreement; (v) giving or agreeing to, on behalf of all or any of the Surge Equityholders, any and all consents, waivers, amendments or modifications deemed by the Representative, in his sole and absolute discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (vi) amending this Agreement or any of the instruments to be delivered to Motor or ParentCo pursuant to this Agreement; (vii) (A) disputing or refraining from disputing, on behalf of each Surge Equityholder relative to any Surge Merger Consideration to be received by such Surge Equityholder under this Agreement or any agreements contemplated hereby, any claim made by Motor or ParentCo under this Agreement or other agreements contemplated hereby, (B) negotiating and compromising, on behalf of each such Surge Equityholder, any dispute that may arise under, and exercising or refraining from exercising any remedies available under, this Agreement or any other agreement contemplated hereby and (C) executing, on behalf of each such Surge Equityholder, any settlement agreement, release or other document with respect to such dispute or remedy; (viii) voting the Surge Equityholders’ shares of ParentCo Common Stock that are held in the Escrow Account at any meeting of ParentCo’s shareholders, provided that the Representative shall, without the prior written consent of ParentCo, vote such shares of ParentCo Common stock in the same proportion as the votes cast by all other shares voting on each particular matter at such meeting of ParentCo’s shareholders, and an irrevocable proxy with respect thereto is hereby granted, and (ix) engaging attorneys, accountants, agents or consultants on behalf of the Surge Equityholders in connection with this Agreement or any other agreement contemplated hereby and paying any fees related thereto. Any such actions taken, exercises of rights, power or authority, and any decision or determination made by the Representative consistent herewith, shall to the fullest extent permitted by applicable Law, be absolutely and irrevocably binding on each Surge Equityholder as if such Surge Equityholder personally had taken such action, exercised such rights, power or authority or made such decision or determination in such Surge Equityholder’s individual capacity, and no Surge Equityholder shall have the right to object, dissent, protest or otherwise contest the same.

(b)    Notwithstanding Section 4.20(a), in the event that the Representative is of the opinion that he requires further authorization or advice from the Surge Equityholders on any matters concerning this Agreement, the Representative shall be entitled to seek such further authorization or advice from the Surge Equityholders prior to acting on their behalf. In such event, each Surge Equityholder shall vote in accordance with the pro rata portion of the Surge Merger Consideration payable or paid to such Surge Unitholders in accordance with this Agreement and the authorization of Persons entitled to receive at least a majority of the Surge Merger Consideration shall, to the fullest extent permitted by applicable Law, be binding on all of the Surge Equityholders and shall constitute the authorization of the Surge Equityholders. The appointment of the Representative as each Surge Equityholder’s attorney-in-fact revokes any power of attorney heretofore granted that authorized any other person or persons to represent such Surge Equityholder with regard to the facilitation of the Transactions. The appointment of the Representative is coupled with an interest and shall, to the fullest extent permitted by applicable Law, be irrevocable by each Surge Equityholder in any manner or for any reason. The authority granted to the Representative by this Section 4.20 shall survive and shall not be affected by the death, illness, dissolution, disability, bankruptcy, incapacity or other inability to act of any Surge Equityholder pursuant to any applicable Law. Greg Madden hereby accepts his appointment as the initial Representative.

(c)    The Representative may resign from his position as Representative at any time by written notice delivered to ParentCo and the Surge Equityholders. If there is a vacancy at any time in the position of the Representative for any reason, such vacancy shall be filled by a majority vote in accordance with the method set forth in Section 4.20(b).

(d)    All acts of the Representative hereunder in his capacity as such shall, to the fullest extent permitted by applicable Law, be deemed to be acts on behalf of the Surge Equityholders and not of the Representative individually. Other than as a result of willful misconduct by the Representative, the Representative shall not have any liability for any amount owed to Motor or ParentCo pursuant to this Agreement to the fullest extent permitted by applicable Law. Other than as a result of willful misconduct by the Representative, the Representative shall not be liable to Surge, Motor, ParentCo or the Merger Subs, in his capacity as the Representative, for any liability of a Surge Equityholder or otherwise, or for anything that he may do or refrain from doing in connection with this Agreement to the fullest extent permitted by applicable Law. To the fullest extent permitted by applicable Law, the Representative shall not be liable to the Surge Equityholders, in his capacity as the Representative, for any liability of a Surge Equityholder or otherwise, or for any error of judgment, or any act done or step taken or omitted by him in good faith, or for any mistake in fact or Law, or for anything that he may do or refrain from doing in connection with this Agreement except in the case of the Representative’s willful misconduct. The Representative may seek the advice of legal counsel in the event of any dispute or question as to the construction of any of the provisions of this Agreement or his duties hereunder, and he shall, to the fullest extent permitted by applicable Law, incur no liability in his capacity as the Representative to Motor, ParentCo either Merger Sub, Surge or the Surge Equityholders and be fully protected with respect to any action taken, omitted or suffered by him in good faith in accordance with the advice of such counsel. The Parties acknowledge and agree the Representative shall not by reason of this Agreement have a fiduciary relationship in respect of any Surge Equityholder, and the Parties acknowledge and agree that the Representative’s obligations under this Section 4.20 are solely as a representative of the Surge Equityholders and that the Representative shall, to the fullest extent permitted by applicable Law, have no personal responsibility or liability for any expenses, costs or other liabilities incurred by him in such capacity and the Surge Unitholders (severally, but not jointly, in accordance with the pro rata portion of the Surge Merger Consideration payable or paid to such Surge Unitholders in accordance with this Agreement), shall indemnify and hold the Representative harmless in respect of all such expenses, costs or other liabilities (absent the Representative’s willful misconduct), including the reasonable fees and expenses of any legal counsel retained by the Representative (it being understood by the Parties that the Representative shall be permitted to set off against the Representative Expense Fund in respect of all such amounts).

(e)    The Representative shall not be entitled to any fee, commission or other compensation for the performance of his services hereunder, but shall be entitled to the payment from Surge of all his expenses reasonably incurred as the Representative. In connection with the foregoing, at or prior to the Closing, Surge shall transfer $175,000 (the “Representative Expense Fund”) to an account controlled by the Representative, to be used by the Representative solely to pay expenses incurred by him in his capacity as the Representative. Each Surge Equityholder shall pay to the Representative, on demand, such Surge Equityholder’s share (on a pro rata basis, based on the pro rata portion of the Surge Merger Consideration paid to each Surge Equityholder in accordance with this Agreement) of all expenses incurred by the Representative in excess of the Representative Expense Fund. Upon the release of the Escrow Account, the Representative shall distribute the remaining unused portion of the Representative Expense Fund, if any, to Surviving Surge, by wire transfer of immediately available funds to the account(s) designated in writing by Surviving Surge.

Section 4.21    No Leakage. Surge hereby covenants to Motor and ParentCo that:

(a)    During the period from December 31, 2018 and up to and including the Closing Date, no Affiliated Person has received or benefited from any amount of Leakage; and

(b)    no Affiliated Person has consented to or voted in favor of, through the exercise of any powers or rights it has as director or holder of Equity Interests of Surge (or the failure to exercise any such powers or rights) or the giving of instructions to any director or officer appointed by it, any Leakage to be paid, made or incurred in the period from December 31, 2018 up to and including the Closing Date.

Section 4.22    Financial Statements. As promptly as reasonably practicable following the end of each month and calendar quarter beginning with the month and quarter ending on March 31, 2019, Surge shall provide Motor and ParentCo with Surge’s balance sheet as of the last day of such month and quarter, and a statement of operations and statement of cash flows for such month and quarter. Surge shall provide Motor with a reasonable opportunity to consult with Surge and its representatives, including its independent accountants, from time to time prior to the Closing, with respect to the progress of the preparation of such Surge financial statements. Surge shall use commercially reasonable efforts to cooperate with Motor and ParentCo and permit Motor and ParentCo to use and disclose such Surge financial statements to SWK Funding and Silicon Valley Bank.

Section 4.23    Employee Benefit Matters.

(a)    For the period from the Combination Merger Effective Time until December 31, 2019, ParentCo will provide, or will cause to be provided, to those Persons employed by Surge immediately prior to the Combination Merger Effective Time who continue to be employed by ParentCo or its Subsidiaries (including Surviving Surge) during such period (each individually, a “Continuing Employee” and collectively, the “Continuing Employees”) (i) annual base salary or hourly wage rate, as applicable, and target cash bonus opportunities (excluding, for the avoidance of doubt, any equity based compensation), on terms substantially similar as the total annual base salary or hourly wage rate, as applicable, and target cash bonus opportunities (excluding, for the avoidance of doubt, any equity based compensation and taking account of the difference between ParentCo’s and Surge’s fiscal years), provided to the Continuing Employees by Surge immediately prior to the Combination Merger Effective Time and (ii) other employee benefits on terms substantially similar in the aggregate to the employee benefits (excluding any equity based compensation, defined benefit plans or retiree welfare plans) provided to the Continuing Employees by Surge immediately prior to the Effective Time pursuant to a Surge Benefit Plan listed on Section 2.10(a) of the Surge Disclosure Schedule.

(b)    The Continuing Employees shall be given credit for all service with Surge or any of its ERISA Affiliates, to the same extent as such service was documented as being credited for such purpose by Surge, under all employee benefit plans, programs and policies of ParentCo or its Subsidiaries in which they become participants for purposes of eligibility and vesting (but not for purposes of benefit accrual under any defined benefit pension plan). To the extent applicable, ParentCo or its Subsidiaries shall use commercially reasonable efforts to, with respect to the applicable plan year in which the Closing Date occurs, (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any welfare benefit plans that such employees may be eligible to participate in after the Closing Date, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Closing Date under any welfare benefit plan maintained for the Continuing Employees immediately prior to the Closing Date, and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Closing Date.

(c)    Surge and Motor acknowledge and agree that all provisions contained in this Section 4.23 are included for the sole benefit of the respective parties to this Agreement and will not create any right in any other Person, including any employees, former employees, directors, independent contractors, consultants or any participant in any Surge Benefit Plan or any beneficiary thereof. Furthermore, this Section 4.23 shall not create any right of continued employment of a Continuing Employee.

ARTICLE 5.

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 5.1    Conditions to Obligations of Each Party under this Agreement. The respective obligations of each Party to consummate the Transactions will be subject to the satisfaction or written waiver (to the extent permitted under applicable Law) at or prior to the Reincorporation Merger Effective Time of each of the following conditions:

(a)    (i) no Governmental Entity shall have issued an Order or taken any other action enjoining or otherwise prohibiting the consummation of the Mergers and (ii) there shall be no Law in effect which makes either Merger illegal or prohibits or otherwise prevents the consummation of either Merger.

(b)    The SEC shall have declared the Form S-4 effective and no stop order suspending the effectiveness of the Form S-4 shall have been issued.

(c)    The Motor Shareholder Approval shall have been obtained with respect to the ParentCo Stock Issuance.

(d)    The Requisite Surge Unitholder Approval shall have been obtained.

(e)    The shares of ParentCo Common Stock issuable in connection with the Reincorporation Merger and the Combination Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance.

Section 5.2    Conditions to Obligations of Motor, ParentCo and Each Merger Sub. The obligations of Motor, ParentCo and each Merger Sub to consummate the Transactions will be subject to the satisfaction or written waiver (in whole or in part) at or prior to the Reincorporation Merger Effective Time of each of the following conditions:

(a)    (i) each of the Surge Fundamental Representations shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct as of such date or time), other than the failure of such Surge Fundamental Representations to be true and correct in any de minimis respect and (ii) the other representations and warranties of Surge contained in this Agreement (without giving effect to any references to any Surge Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall be true and correct in all material respects on and as of the date hereof and on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be so true and correct as of such date or time).

(b)    Surge shall have performed and complied in all material respects with the agreements and covenants to be performed or complied with by it under this Agreement at or prior to the Closing.

(c)    Since the date of this Agreement, there shall not have occurred a Surge Material Adverse Effect.

(d)    Surge shall have delivered to Motor a certificate, executed by an executive officer of Surge, dated as of the Closing Date, certifying that the conditions set forth in subsections (a), (b) and (c) of this Section 5.2 have been satisfied.

(e)    Surge shall have delivered to Motor effective as of the Closing an affidavit issued to ParentCo by an officer of Surge as required by Treasury Regulation Section 1.1445- 11T(d)(2) certifying to the matters set forth therein in form and substance reasonably satisfactory to ParentCo.

(f)    Each Employment Agreement shall be in full force and effect.

(g)    Each Lock-Up Agreement shall be in full force and effect.

(h)    Each Non-Compete Agreement shall be in full force and effect.

(i)    The Surge Capitalization Infusion shall have been completed.

(j)    Surge shall have delivered to Motor resignations in form and substance reasonably satisfactory to Motor of the directors and officers of Surge, effective as of the Combination Merger Effective Time.

(k)    Surge shall have delivered to Motor a true, correct and complete digital copy of the contents of the Datasite as of one Business Day prior to the date hereof.

(l)    The amendment to the Surge Credit Facility as contemplated by the SWK Commitment Letter simultaneously closes on the same date that the Combination Merger Effective Time occurs and the new financing to be provided thereunder on such date is funded.

(m)    Either (i) the obligations owing under the Surge Receivables Financing Agreement have been paid in full and the Surge Receivables Financing Agreement and the related loan documents have been terminated, and the Liens granted thereunder released, pursuant to customary payoff letters, Lien terminations and releases and other documents and instruments reasonably acceptable to Motor or (ii) Silicon Valley Bank as lender under the Surge Receivables Financing Agreement has agreed to continue its financing after the Reincorporation Merger Effective Time on terms and conditions acceptable to Motor in its sole discretion.

(n)    The SWAI Agreement shall not have been revoked or otherwise terminated and SWAI shall have delivered to Surge a certificate in form reasonably satisfactory to Motor to the effect that (i) prior to the Closing Date, Surge is not and has not been in breach of the SWAI Agreement and (ii) no event has occurred that would cause the term of the SWAI Agreement to end prior to October 26, 2027.

(o)    No Proceeding shall have been commenced against Motor, ParentCo, or either Merger Sub, which, if determined adverse to Motor, ParentCo or either Merger Sub, would prevent the Closing.

(p)    All consents, authorizations, and approvals from the third parties referred to on Schedule 5.2(p) shall have been duly obtained, made or given and shall be in full force and effect, in each case, in form and substance reasonably satisfactory to Motor, and no such consent, authorization, or approval shall have been revoked.

Section 5.3    Conditions to Obligations of Surge. The obligation of Surge to consummate the Transactions will be subject to the satisfaction or (to the extent permitted under applicable Law) written waiver at or prior to the Reincorporation Merger Effective Time of each of the following conditions:

(a)    (i) each of the Motor Fundamental Representations shall be true and correct on and as of the date hereof and on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be true and correct as of such date or time), other than the failure of such Motor Fundamental Representations to be true and correct in any de mimimis respect and (ii) the other representations and warranties of Motor and each Merger Sub contained in this Agreement (without giving effect to any references to any Motor Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall be true and correct in all material respects on and as of the date hereof and on and as of the Closing Date with the same force and effect as if made on and as of such date, except for any representation and warranty that is expressly made as of a specific date or time (which needs only be so true and correct as of such date or time).

(b)    Each of Motor, ParentCo and the Merger Subs shall have performed and complied in all material respects with the agreements and covenants to be performed or complied with by it under this Agreement at or prior to the Closing.

(c)    Since the date of this Agreement, there shall not have occurred a Motor Material Adverse Effect.

(d)    Surge shall have received a certificate of Motor, executed by an executive officer of Motor, dated as of the Closing Date, certifying that the conditions set forth in subsections (a), (b) and (c) of this Section 5.3 have been satisfied.

ARTICLE 6.

TERMINATION, AMENDMENT AND WAIVER

Section 6.1    Termination. This Agreement may be terminated, and the Mergers contemplated hereby may be abandoned, whether before or after the receipt of Requisite Surge Unitholder Approval or the Motor Shareholder Approval, and at any time prior to the Reincorporation Merger Effective Time:

(a)    by mutual written consent of Motor and Surge;

(b)    by either Surge or Motor, by written notice to the other Party:

(i)    if any Governmental Entity has enacted a Law, issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting either of the Mergers, which Law, Order or other action has become final and nonappealable;

(ii)    if the Mergers are not consummated on or before the date that is six months after the date hereof (the “Outside Date”); provided, however, that the right to termination pursuant to this Section 6.1(b)(ii) shall not be available to any Party whose material breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the principal cause of, or principally resulted in, the failure of the Mergers to be consummated on or before the Outside Date;

(iii)    if the Motor Shareholder Approval shall not have been obtained at the Motor Shareholder Meeting at which a vote was taken or any adjournment or postponement thereof taken in accordance with this Agreement; or

(iv)    executed Surge Unitholder Contents evidencing the Requisite Surge Unitholder Approval shall not have been delivered to Motor prior to the convening of the Motor Shareholder Meeting;

(c)    by Motor, if: (i) none of Motor, ParentCo or the Merger Subs is in material breach of any of their respective representations, warranties, covenants or agreements set forth in this Agreement; and (ii) Surge is in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement that would render any condition set forth in Section 5.1 or Section 5.2 not to be satisfied, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (1) 15 Business Days after the giving of written notice by Motor to Surge of such breach and (2) two Business Days prior to the Outside Date;

(d)    by Surge, if (i) Surge is not in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement; and (ii) Motor, ParentCo or either Merger Sub is in breach of any of its respective representations, warranties, covenants or agreements set forth in this Agreement that would render any condition set forth in Section 5.1 or Section 5.3 not to be satisfied, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (1) 15 Business Days after the giving of written notice by Surge to Motor of such breach and (2) two Business Days prior to the Outside Date.

Section 6.2    Effect of Termination. In the event of termination of this Agreement by either Surge or Motor as provided in Section 6.1, this Agreement shall, to the fullest extent permitted by applicable Law, forthwith become void and of no effect, and there shall be no liability or obligation on the part of Motor, ParentCo either Merger Sub or Surge or their respective Subsidiaries, officers, managers or directors except (a) with respect to the final sentence of Section 4.3(a), this Section 6.2 and ARTICLE 8 and (b) with respect to any liabilities or damages incurred or suffered by a Party as a result of fraud or willful breach by another Party of any of its representations, warranties, covenants or other agreements set forth in this Agreement prior to such termination. In the event of termination of this Agreement by either Surge or Motor as provided in Section 6.1, each Party, if so requested by any other Party, will return or destroy promptly every document furnished to it by such other Party (or any Affiliate of such other Party or the Surge Representatives or the Motor Representatives, as applicable) in connection with the transactions contemplated by this Agreement, whether so obtained before or after the execution of this Agreement, and any copies thereof (except for copies of documents publicly available) that may have been made, and will use commercially reasonable efforts to cause its Affiliates and the Surge Representatives or the Motor Representatives, as applicable, promptly to return or destroy such documents and any copies thereof any of them may have made.

Section 6.3    Amendment. This Agreement may be amended by Surge, ParentCo, Motor and the Merger Subs at any time prior to the Combination Merger Effective Time, whether before or after the receipt of the Requisite Surge Unitholder Approval; provided, however, that after the receipt of the (a) Requisite Surge Unitholder Approval, no amendment may be made without the further receipt of affirmative vote or written consent of the members of Surge owning more than 55% of the Surge Series E Units owned by all of the holders of Surge Series E Units and identified as “Series E Preferred Members” on Schedule A to the Surge Operating Agreement, voting or consenting separately as a single class, or (b) Motor Shareholder Approval, no amendment may be made which by Law requires further approval of the Motor Shareholders, without such further approval. This Agreement may not be amended except by an instrument in writing signed by the Parties.

Section 6.4    Waiver. At any time prior to the Combination Merger Effective Time, Motor, ParentCo and Merger Sub, on the one hand, and Surge, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any uncured inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the covenants, agreements or conditions contained herein. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 7.

INDEMNIFICATION

Section 7.1    Survival. The Parties, intending to modify the otherwise applicable statute of limitations, agree that (a) the representations and warranties contained in this Agreement shall survive the Closing and shall remain in full force and effect until the Expiration Date, (b) the covenants and agreements contained in this Agreement to the extent they, by their terms, contemplate or provide for performance prior to or at the Closing shall survive the Closing until the Expiration Date and (c) the covenants or other agreements contained in this Agreement which by their terms contemplate performance after the Closing Date shall survive the Closing for the period contemplated by its terms or, if no term is provided, until fully performed. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching Party to the breaching Party in accordance with Section 7.3 prior to the expiration date of the survival provided in clauses (a), (b) or (c), as applicable, of this Section 7.1 (the “Survival Period”) shall not thereafter be barred by the expiration of the Survival Period and such claims shall survive until finally resolved.

Section 7.2    Indemnification by Surge Equityholders. From and after the Combination Merger Effective Time and until the Expiration Date, Motor, ParentCo and their respective Affiliates, officers, directors, and stockholders (the “Indemnitees”), shall be indemnified and held harmless by the Surge Equityholders as of the Combination Merger Effective Time (the “Indemnifying Parties”), on a several and not joint basis (except as to the Escrow Amount held in the Escrow Account), for any and all Losses incurred or suffered by, or imposed upon, any of them as a result of, relating to or arising out of any:

(a)    inaccuracy in or breach of any of the representations or warranties of Surge contained in this Agreement (other than the Surge Fundamental Representations) or in any certificate or instrument delivered by or on behalf of Surge pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b)    inaccuracy in or breach of any of the Surge Fundamental Representations, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(c)    breach or non-fulfillment of any covenant, agreement or obligation to be performed by Surge pursuant to this Agreement;

(d)    claim or allegation made by or on behalf of any current or former holder (or alleged current or former holder) of Equity Interests of Surge or any of its predecessors or assigns in its capacity as such, including any claim or allegation of an inaccuracy in the Allocation Schedule;

(e)    claim or right asserted or held by any Person who is a current officer, director or manager of Surge (against Surge, against Motor, against ParentCo or against any of their Affiliate) of entitlement to indemnification or the reimbursement of expenses in connection with any indemnity claim or any other relief or remedy (under the Surge Operating Agreement, this Agreement, any indemnification agreement or any applicable Law providing for indemnification of directors or officers) with respect to any act or omission on the part of such Person or any event or other circumstance that arose, occurred or existed at or prior to the Combination Merger Effective Time;

(f)    Transaction Expenses of Surge outstanding as of the Combination Merger Effective Time to the extent not paid or satisfied by Surge at or prior to the Combination Merger Effective Time; and

(g) Any and all Taxes (i) of or imposed on Surge relating to any Pre-Closing Tax Period (including to any “imputed underpayments” (as defined in Section 6225 of the Code) imposed on Surge relating to any Pre-Closing Tax Period) and (ii) of any of the Surge Equityholders for any period.

For all purposes of this Section 7.2, in determining the amount of Losses arising out of, relating to or resulting from a breach or inaccuracy, or allegation by any third party which, if true, would be a breach or inaccuracy (but not whether a breach or inaccuracy has occurred), of a representation, warranty, agreement or covenant contained in or pursuant to this Agreement, the Parties agree that any “Surge Material Adverse Effect,” “materiality” or similar qualifications will be disregarded and each such representation, warranty, agreement or covenant will be read and interpreted without regard to any such qualifier.

Section 7.3    Claims Procedures. For all purposes of this ARTICLE 7: (a) ParentCo is the sole and exclusive Person authorized to act for and bring Liability Claims on behalf of the Indemnitees; and (b) the Representative is the sole and exclusive Person authorized to act for and defend against Liability Claims (including any such claims related to Third Party Claims, as described below) brought by the Indemnitees.

(a)    At any time that the Indemnitee has or claims to have incurred Losses with respect to which the Indemnifying Parties are or may be required to provide indemnification under this Agreement (a “Liability Claim”), ParentCo, on behalf of such Indemnitee shall deliver one or more written notices of such Liability Claim (each, a “Claims Notice”) to the Representative. A Claims Notice will describe the Liability Claim to which it relates with reasonable specificity, indicate the amount (estimated, if necessary and to the extent reasonably feasible) of such Liability Claim that has been paid, suffered, sustained or accrued or is reasonably expected to be paid, suffered, sustained or accrued by the Indemnitee (the “Claim Amount”). To the extent that the Claim Amount is not determinable with reasonable certainty as of the date of delivery of a Claims Notice, ParentCo, on behalf of such Indemnitee may deliver a Claims Notice stating the maximum amount that the Indemnitee in good faith estimates or anticipates that the Indemnitee may pay, suffer, sustain or accrue with respect to the Liability Claim; provided, however, that the provision of an estimated or anticipated amount of Losses will not itself limit the Losses recoverable or recovered by the Indemnitee. A failure by the Indemnitee (or its representative) to give timely, complete or accurate notice as provided in this Section 7.3 will not affect the rights or obligations of the Indemnifying Party except and only to the extent that, as a result of such failure, the Indemnifying Parties were directly and materially damaged as a result of such failure to give timely, complete or accurate notice.

(b)    The Representative may, on behalf of the Indemnifying Parties, object to all or any portion of a Liability Claim set forth in a Claims Notice by delivering written notice to ParentCo (an “Objection Notice”) by 5:00 p.m., Eastern Time, on the date that is the 10th Business Day after receipt by the Representative of the Claims Notice (the “Objection Dispute Deadline”). Such Objection Notice shall describe the grounds for such objection in reasonable detail and set forth the portion of the Claim Amount being disputed (or estimated, if necessary and to the extent reasonably feasible) or specify that the entire Claim Amount is being disputed. If an Objection Notice is not delivered by the Representative to ParentCo prior to the Objection Dispute Deadline, such failure to so object shall, to the fullest extent permitted by applicable Law, be a final, binding and irrevocable acknowledgment by the Indemnifying Parties that the Indemnitee is entitled to be indemnified, defended and held harmless and reimbursed for the Losses set forth in the Claims Notice, in accordance with and subject to the provisions of, this ARTICLE 7, and the Indemnitee shall be entitled to payment in the manner specified in Section 7.5. If an Objection Notice is delivered by the Representative, on behalf of the Indemnifying Parties, to ParentCo prior to the Objection Dispute Deadline, but such Objection Notice states that the Indemnifying Parties are obligated to indemnify, or admits liability, only with respect to a portion of the Losses claimed in the Claims Notice, the Indemnitee shall be entitled to be indemnified, defended and held harmless and reimbursed for the Losses set forth in the Claims Notice for which no objection was made, in accordance with and subject to the provisions of, this ARTICLE 7, and the Indemnitee shall be entitled to payment, in the manner specified in Section 7.5, of the amount of the portion of the Losses set forth in such Claims Notice to which no objection was made.

(c)    If the Representative, on behalf of the Indemnifying Parties, delivers an Objection Notice to ParentCo, by the applicable Objection Dispute Deadline, ParentCo and the Representative shall attempt in good faith to agree upon the rights and obligations of the Indemnitee and Indemnifying Parties with respect to the subject of such Claims Notice. If ParentCo and the Representative should so agree, a memorandum or certificate setting forth such agreement will be prepared and signed by the ParentCo, on behalf of the Indemnitee, and the Representative, on behalf of the Indemnifying Parties, and the Indemnitee shall be entitled to payment in the manner specified in Section 7.5. If no such agreement can be reached after good-faith negotiation within 30 days after the applicable Objection Dispute Deadline, either ParentCo or the Representative may initiate proceedings to resolve such dispute in accordance with Section 8.11. To the extent it is finally determined pursuant to Section 8.11 that Losses are recoverable from the Indemnifying Parties, the Indemnitee shall be entitled to payment of the amount of such Losses in the manner specified in Section 8.11 and such other damages awarded pursuant to Section 8.11.

Section 7.4    Third Party Claims.

(a)    In the event that, subsequent to the Closing, an Indemnitee entitled to indemnification under this Agreement receives notice of the assertion of any claim or of the commencement of any action or Proceeding by any Person who is not a Party or an Affiliate of a Party (a “Third Party Claim”) against such Indemnitee, with respect to which the Indemnifying Party is or is reasonably likely to be required to provide indemnification under this Agreement, ParentCo, on behalf of the Indemnitee, shall give written notice regarding such claim to the Representative within 10 Business Days of ParentCo becoming aware that such Third Party Claim is a claim that the Indemnifying Party is or is reasonably likely to be required to provide indemnification under this Agreement. ParentCo shall have the right in its sole discretion to control the defense of and settle all Third Party Claims; provided that ParentCo may not settle any such Third Party Claim without the consent of the Representative (such consent not to be unreasonably withheld, conditioned or delayed), unless the settlement of any such Third Party Claim contains an unconditional release by the Person or Persons asserting such Third Party Claim in favor of the Indemnifying Parties with respect to such Third Party Claim without requiring payment of any amounts to be paid in connection therewith or imposing any future restrictions on the conduct of the Indemnifying Parties other than obligations of confidentiality. If the Representative consents to any such settlement, neither the Representative nor the Indemnifying Parties will have any power or authority to object to the amount or validity of any claim by or on behalf of the Indemnitee for indemnity with respect to such settlement. Notwithstanding any other provision of this Agreement, any costs and expenses of investigation, settlement and defense, including court costs and attorneys’ fees, incurred or suffered by ParentCo or the Indemnitee in connection with the defense of any Third Party Claim alleging matters that would constitute a breach or inaccuracy of a representation or any other matter specified in Section 7.2, whether or not it is ultimately determined that there was such a breach or inaccuracy, will constitute Losses subject to indemnification under this ARTICLE 7.

(b)    ParentCo shall keep the Representative reasonably advised of the status of such Third Party Claim, on at least a monthly basis (and on a more frequent basis upon the occurrence of material developments, pleadings or events related to such defense), and shall consider in good faith recommendations made by the Representative with respect thereto.

(c)    A failure by ParentCo (on behalf of the Indemnitee) to give timely, complete or accurate notice as provided in this Section 7.4 will not affect the rights or obligations of the Indemnifying Parties except and only to the extent that, as a result of such failure, the Indemnifying Parties were directly and materially damaged as a result of such failure to give timely, complete or accurate notice.

Section 7.5    Indemnification Payments. No later than three Business Days after the determination of any indemnification obligation under Section 7.3 or Section 7.4, the Representative and ParentCo shall provide to the Escrow Agent written instructions to release from the Escrow Account to ParentCo a number of shares of ParentCo Common Stock having a value equal to the amount determined to be owing with respect to such indemnification obligation. For purposes of satisfying amounts that may become due to ParentCo pursuant to this ARTICLE 7, the shares of ParentCo Common Stock in the Escrow Account shall be valued based upon the volume weighted average stock price of ParentCo for the 30 trading days ending on the second Business day prior to the Closing Date.

Section 7.6    Certain Limitations.

(a)    The Indemnifying Parties shall not be liable to the Indemnitees for indemnification under Section 7.2(a) until the aggregate amount of all Losses in respect of indemnification under Section 7.2(a) exceeds $1,000,000 (the “Basket”), in which event the Indemnifying Parties shall be liable for all such Losses in excess of the Basket.

(b)    Absent fraud or intentional breach by the Parties prior to the Combination Merger Effective Time, the aggregate amount of Losses with respect to which the Indemnitees may be entitled under Section 7.2 shall not exceed the Escrow Amount and in no event will any of the Indemnifying Parties be liable for an amount that is greater than the Surge Merger Consideration actually received by such Indemnifying Parties.

(c)    Payments by the Indemnifying Parties pursuant to Section 7.2 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received (or Surviving Surge, Surviving Motor, ParentCo or any of their respective Affiliates) in respect of any such claim.

(d)    Payments by the Indemnifying Parties pursuant to Section 7.2 in respect of any Loss shall be reduced by an amount equal to any Tax benefit actually received by the Indemnitees as a result of such Loss in the year in which the Loss was incurred (such Tax benefit, if any, being determined for such year on a “with or without” basis).

(e)    To the extent required by Law, the Indemnitees shall use their commercially reasonable efforts to mitigate any Losses for which the Indemnitees are entitled to indemnification under Section 7.2, including with respect to submitting to a relevant insurance provider a claim for recovery; provided, that no Indemnitee shall be required to litigate or pursue any other Proceedings against an insurance provider.

(f)    Any Losses for indemnification under Section 7.2 shall be determined without duplication of recovery by reason of the set of facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or undertaking, or one or more rights to indemnification.

(g)    Except with respect to those actually awarded and paid on account of a Third Party Claim, in no event shall a Person be liable for any(i) punitive or exemplary damages or (ii) incidental, consequential, special or indirect damages, loss of future revenue or income, loss of business reputation or opportunity, diminution in value or any damages based on any type of multiple, except in the case of clause (ii), to the extent such damages are reasonably foreseeable in connection with the event that gave rise thereto or the matter for which indemnification is sought hereunder.

Section 7.7    Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Surge Merger Consideration for Tax purposes, unless otherwise required by applicable Law.

Section 7.8    Exclusive Remedies. Except with respect to any Liabilities or damages incurred or suffered by the Parties as a result of fraud or intentional breach of the Parties prior to the Combination Merger Effective Time, the indemnification rights set forth in this ARTICLE 7, all of which are subject to the terms, limitations, and restrictions of this ARTICLE 7, shall be the sole and exclusive remedy after Closing (other than Section 8.13) for any and all claims arising out of or related to this Agreement or the Transactions (other than with respect to any breach of any Ancillary Document, recoveries under each of which shall be governed under their respective terms), including claims based on any breach of a representation, warranty, covenant, or agreement under this Agreement, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the Parties to the fullest extent permitted by applicable Law. The limited remedies provided in ARTICLE 7 and Section 8.13 were specifically bargained for by the Parties and were taken into account by the Parties in arriving at the Surge Merger Consideration and the terms and conditions of this Agreement.

ARTICLE 8.

GENERAL PROVISIONS

Section 8.1    Expenses. All Expenses incurred by the Parties will be borne solely and entirely by the Party which has incurred the same.

Section 8.2    Notices. All notices, reports, records or other communications that are required or permitted to be given to the Parties under this Agreement shall be sufficient in all respects if given in writing and delivered in person, by facsimile, by electronic mail, by overnight courier or by registered or certified mail, postage prepaid, return receipt requested, to the receiving party at the following address:

If to Motor, ParentCo or the Merger Subs, addressed to it at:

Misonix, Inc.

1938 New Highway

Farmingdale, NY 11735

Attention: Stavros Vizirgianakis

Email: svizirgianakis@misonix.com

with a copy to (for information purposes only):

Jones Day

3161 Michelson Drive, Suite 800

Irvine, CA 92612

Attention: Jonn R. Beeson

Email: jbeeson@jonesday.com

If to Surge, addressed to it at:

Solsys Medical, LLC

11830 Canon Blvd., Suite A

Newport News, VA 23606

Attn: Allan Staley

Email: astaley@solsysmedical.com

with a copy to (for information purposes only):

Greenberg Traurig, P.A.

401 East Las Olas Blvd., Suite 2000

Fort Lauderdale, FL 33301

Attention: Matthew W. Miller

Email: millerma@gtlaw.com

If to Representative, addressed to it at:

c/o SV Health Investors

One Boston Place

201 Washington Street, Suite 3900

Boston, MA 02108

Attn: Greg Madden

Email: gmadden@svhealthinvestors.com

with a copy to (for information purposes only):

Greenberg Traurig, P.A.

401 East Las Olas Blvd., Suite 2000

Fort Lauderdale, FL 33301

Attention: Matthew W. Miller

Email: millerma@gtlaw.com

or such other address as such Party may have given to the other Parties by notice pursuant to this Section 8.2. Notice shall be deemed given on (a) the date such notice is personally delivered, (b) in the case of a globally recognized express delivery service, on the Business Day that receipt by the addressee is confirmed pursuant to the service’s systems, or (c) immediately when sent by facsimile or electronic mail, prior to 5:00 p.m. (in the time zone of the receiving party) on a Business Day, and when sent outside of such hours, at 9:00 a.m. (in the time zone of the receiving party) on the next Business Day.

Section 8.3    Certain Definitions. For purposes of this Agreement, the term:

“Acquisition Transaction” shall mean any transaction or series of transactions (other than the Combination Merger and the Transactions) involving: (a) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (i) Surge is a constituent corporation or is otherwise involved, (ii) a Person or “group” (as defined in the Exchange Act) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 5% of the outstanding securities of any class of voting securities of Surge, or (iii) Surge issues securities representing more than 5% of the outstanding securities of any class of securities of Surge; (b) any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or of assets or rights that constitute or account for 5% or more of the net revenues, net income or assets of Surge; or (c) any liquidation or dissolution of Surge.

“Affiliate” or “affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Ancillary Document” means each of the Exchange Agreement, the Escrow Agreement, the Lock-Up Agreements, the Surge Support Agreements, the Employment Agreements, the Non-Compete Agreements and each other agreement, document, certificate and instrument executed by the Parties in connection herewith.

“Business Day” means any day (other than Saturday or Sunday) on which commercial banks banking in the County of New York, New York are not required or permitted by Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contamination” or “Contaminated” means the presence of Hazardous Materials in, on or under the soil, groundwater, surface water, air or other environmental media to the extent that any Response Action is legally required by any Governmental Entity under any Environmental Law with respect to such presence of Hazardous Materials.

“Contracts” means any contract, agreement, indenture, note, loan, mortgage, bond, license, sublicense, letter of intent, memorandum of understanding, lease or any other legally binding commitment, plan or other arrangement, whether oral or written.

“DLLCA” means the Limited Liability Company Act of the State of Delaware, 6 Del. C. §§ 18-101 et seq.

“Environmental Claim” means any Proceeding, Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Laws” means any applicable Law (including legally binding guidance from a Governmental Entity), and any Order or binding agreement with any Governmental Entity or third party: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, the environment or environmentally sensitive areas (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal, investigation, monitoring or remediation of any Hazardous Materials. The term “Environmental Law” includes following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Notice” means any directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permits” means any permit, letter, clearance, consent, waiver, closure, exemption, decision, approval, identification number, license and other authorization required under or issued, granted, given, authorized by or made pursuant to any applicable Environmental Law.

“Equity Appreciation Right” or “EAR” means the grant of an award by Surge representing the right to receive, with respect to each Surge Common Unit subject to the award, the excess of the fair market value of the Surge Common Unit over the base value of such unit, or, with respect to Surge Series F Units, a payment with respect to each Surge Series F Unit subject to the award, equal to the fair market value of the Surge Series F Unit.

“Equity Appreciation Right Agreement” or “EAR Agreement” means that agreement entered into by and between Surge and a holder of an EAR setting forth the terms and conditions of such EAR.

“Equity Interest” means any share, unit, profits interest or equity appreciation right of any Person or capital stock of a corporation, partnership interests of a partnership or membership or limited liability company interests of a limited liability company, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” shall mean, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Amount” means 712,886 fully paid, validly issued and nonassessable shares of ParentCo Common Stock.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions, or in connection with other regulatory approvals, any filings with the SEC, any solicitation of stockholder approvals and all other matters related to the Transactions.

“Fully Diluted Motor Share Number” means the sum of (a) the aggregate number of shares of outstanding Motor Common Stock (including shares of Motor Common Stock issuable with respect to restricted stock awards), plus (b) the aggregate number of shares of outstanding Motor Preferred Stock, plus (c) the aggregate number of shares of Motor Common Stock issuable upon exercise of all options to purchase shares of Motor Common Stock, calculated using the treasury share method, and, in each case, using the capitalization of Motor as set forth in Section 3.2.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Official” means (a) any official, officer, employee, representative or any person acting in an official capacity for or on behalf of any Governmental Entity, (b) any political party or party official or candidate for political office or (c) any official, officer, employee, representative, or any person acting in an official capacity for or on behalf of any public international organization or any department or agency thereof.

“Governmental Entity” means (a) any national, supranational, federal, state, county, municipal, local or foreign government, or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, (b) any public international organization (such as the World Bank or the United Nations) and (c) any department, agency, or instrumentality thereof, including any company, business, enterprise or other entity owned or controlled, in whole or in part, by any government, including any court.

“Hazardous Materials” means any substance, material or waste that is or contains asbestos, urea formaldehyde insulation, polychlorinated biphenyls, petroleum or any petroleum-based products or constituents, radon gas, microbiological contamination or related materials or any other substance, material pollutant, contaminant or waste, that is defined, classified, listed or regulated as hazardous under, or requires a Response Action pursuant to, any Environmental Laws.

“HCP” means any Person performing any professional medical, laboratory or research services, nursing services, behavioral health, or other clinical services, including any research investigator, physician, pharmacist, registered nurse, licensed practical nurse, advanced practice nurse, nurse practitioner, certified registered nurse practitioner, physician assistant, healthcare provider, therapist, mental health coach or other similar practitioner that is classified as a health care professional under applicable Law.

“Healthcare Laws” means any and all applicable Laws and Orders relating to the regulation of the health care industry, or to the Manufacture or Promotion of any Product, including to the extent applicable any of the following: (a) Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395 et seq. (the Medicare statute) (b) any joint federal or state health care or health insurance program, including, Title XIX of the Social Security Act, 42 U.S.C. §§ 1396 et seq. (the Medicaid statute); (c) TRICARE, 10 U.S.C. § 1071 et seq.; (d) the Ethics in Patient Referrals Act (42 U.S.C. § 1395nn), the Federal Health Care Program Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Federal False Claims Act (31 U.S.C. §§ 3729-3733), the Federal Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801-3812), the Federal Anti-Kickback Act of 1986 (41 U.S.C. §§ 8701-8707), the Federal Civil Monetary Penalties Law (42 U.S.C. §§ 1320a-7a and 1320a-7b), the Exclusion Laws (42 U.S.C. § 1320a-7), the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), and any similar state laws and regulations; (e) the Health Insurance Portability and Accountability Act of 1996, the Health Information Technology for Economic and Clinical Health Act of the American Recovery and Reinvestment Act of 2009 (as amended and codified at 45 CFR Parts 160, 162 and 164), and their implementing regulations and similar applicable federal and state laws; (f) the licensure, certification, qualification or authority to transact business in connection with the provision of, payment for, or arrangement of, health care services or supplies; (g) billing or claims for reimbursement submitted to insurance companies, health maintenance organizations, other managed care plans, and other third-party or commercial payors, including but not limited to billing and/or reimbursement advice; (h) the Patient Protection and Affordable Care Act (Pub. L. 111-148), as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152); (i) state medical, nursing, pharmacy and other health care professional practice, corporate practice of medicine laws; (j) the United States Federal Food, Drug and Cosmetic Act, 21 U.S.C. § 301 et seq., and the rules, regulations, directives, and guidances promulgated thereunder; (k) the Safe Medical Devices Act of 1990, and the implementing rules, regulations, and guidance documents; (l) the Drug Quality and Security Act, including the Supply Chain Security Act, and the implementing rules, regulations, and guidance documents; (m) the standards of the American Association of Tissue Banks; (n) the National Organ Transplant Act, 42 U.S.C. § 273 et seq.; (o) Laws of any Governmental Entity related to human tissue or tissue bank licenses, registrations, and certifications; (p) the Clinical Laboratory Improvement Amendments of 1988 and 42 C.F.R. Part 493; (q) the federal Controlled Substances Act, its implementing regulations, guidance documents, and state level counterparts; (r) the Federal Trade Commission Act, 15 U.S.C. § 41 et seq. and the rules, regulations and directives promulgated thereunder; and (s) any other state or federal Law, regulation, guidance document, manual provision, program memoranda, opinion letter, or other issuance of any Governmental Entity that regulates kickbacks, fee-splitting, patient or program charges, research, claims submissions, recordkeeping, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded or debarred from government health care programs, quality, safety, privacy, security, licensure, registration, permitting or any other aspect of providing health care.

“HPG PPO Agreement” means that certain Purchasing Agreement, effective as of April 1, 2019, by and between HealthTrust Purchasing Group, L.P., and Surge.

“Indebtedness” means all (a) indebtedness of Surge for borrowed money; (b) obligations of Surge evidenced by bonds, notes, debentures, letters of credit or similar instruments; (c) obligations of Surge under capitalized leases; (d) obligations in respect of interest rate and currency obligation swaps, hedges or similar arrangements; (e) obligations of Surge to guarantee or otherwise provide collateral or credit support for any of the foregoing types of payment obligations on behalf of any person other than Surge; and (f) the aggregate amount, with respect to any of the foregoing types of payment obligations described in the foregoing clause (a)-(e), of (i) any accrued but unpaid interest on such Indebtedness and (ii) any prepayment penalties, breakage and redemption costs and costs triggered by the execution or consummation of this Agreement or the repayment or redemption (whether voluntary or mandatory) of such Indebtedness in connection with the Transactions.

“Intellectual Property Rights” means any and all intellectual property and industrial property rights of any kind or nature that are protected, created or arising under any Law in any jurisdiction throughout the world, including all such rights in (a) patents and patent applications, disclosures relating thereto (and any patents that issue as a result of those patent applications) and other indicia of invention ownership, and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions, substitutions and any other pre-grant and post-grant variations of any of the foregoing, as well as all related or counterparts to any of the foregoing (“Patents”), (b) trademarks, service marks, trade dress, logos, trade names and corporate names and other indicia of source or origin (and all translations, adaptations, derivations and combinations of the foregoing), whether registered or unregistered, and the goodwill associated therewith and symbolized thereby, together with any registrations and applications for registration thereof, (c) copyrights, whether in published or unpublished works, draft or final form, or registered or unregistered, in all types and in all forms of media, and any registrations and applications for registration thereof, (d) rights in software, databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor, (e) trade secrets and other rights in know-how and confidential or proprietary information deriving economic value from the secret nature of the information (“Trade Secrets”), and (f) URLs, Internet domain name registrations, social media account identifiers and any other Internet identity (“Domain Names”).

“IRS” means the United States Internal Revenue Service.

“Knowledge” of a Person means, with respect to Surge, the actual knowledge of each of the individuals set forth on Section 8.3(d) of Surge Disclosure Schedule, and, with respect to the Motor, ParentCo and the Merger Subs, the actual knowledge of each of the individuals set forth on Section 8.3(a) of the Motor Disclosure Schedule.

“Labor Agreement” means any collective bargaining, works council or similar collective labor agreement.

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, executive order, treaty, convention, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Leakage” means any of the following, except to the extent they are Permitted Payments: (i) any dividend or distribution declared, paid or made by Surge to any Person; (ii) any redemption or purchase of Equity Interests or return of capital by Surge; (iii) any payments (including management, monitoring, advisory or other fees) made or other economic benefits given by Surge to any Affiliated Person; (iv) any assets transferred to any Surge Representative or Affiliated Person by Surge; (v) any Liability of any Affiliated Person, which is assumed, incurred or indemnified by Surge (excluding any Affiliate Transactions or Interests); (vi) any lending or guaranteeing by Surge of any amount owed by any Affiliated Person, and any waiver or agreement to waive any amount owed to Surge by any Affiliated Person; (vii) any Transaction Expenses; and (viii) the agreement by Surge to do any of the matters or pay any amounts referred to in the foregoing clauses (i) through (vii). For the avoidance of doubt, under no circumstances shall the repayment of the obligations owing under the Surge Receivables Financing Agreement, in accordance with clause (i) of Section 5.2(m), constitute Leakage under this Agreement.

“Liabilities” or “liabilities” means any and all debts, liabilities, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due and whenever or however arising.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, restriction, charge, option, lease, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Losses” means any and all claims of any kind, damages, judgments, awards, Liabilities, Taxes, losses, obligations, fees, interest, penalties, and costs and expenses, including reasonable fees and expenses of attorneys, auditors, consultants and other agents.

“Manufacture(s)” any or all steps in the recovery, processing, storage, labeling, packaging, distribution, or transportation of any Product.

“Motor Fundamental Representations” means the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3 and Section 3.14.

“Motor Material Adverse Effect” means any fact, change, event, development, condition, occurrence, circumstance, state of facts or effect that (a) is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, financial condition, assets, liabilities or results of operations of Motor and the Motor Subsidiaries, taken as a whole, or (b) would, individually or in the aggregate, prevent, materially impair or materially delay beyond the Outside Date the ability of Motor to consummate the Mergers or the other Transactions; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account in determining whether there has been or would reasonably be expected to be, a Motor Material Adverse Effect: (i) any change generally affecting the global economy, financial markets or political, economic or regulatory conditions in any geographic region in which the Motor conducts business; (ii) changes in financial, credit or capital market conditions, including interest rates or exchange rates; (iii) any change generally affecting the industries in which Motor and any Motor Subsidiary operates; (iv) any change primarily caused by the execution, announcement or pendency of the Transactions, including any litigation or any loss or threatened loss of, or disruption or threatened disruption in, the relationship of Motor and the Motor Subsidiaries with respect to their respective customers, employees, labor unions, financing sources, suppliers, strategic partners or similar relationships, in each case, resulting primarily resulting from the execution, announcement or pendency of the Transactions; (v) any change primarily caused by Motor’s compliance with the express terms of this Agreement or actions taken at Surge’s express request pursuant to this Agreement; (vi) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or any material worsening of such conditions threatened or existing as of the date of this Agreement; (vii) any hurricane, earthquake, flood, or other natural disasters or acts of God; (viii) changes in Laws after the date hereof; (ix) changes in GAAP after the date hereof; or (x) any failure by Motor to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Motor Material Adverse Effect to the extent that such facts and circumstances are not otherwise described in clauses (i)-(ix) of this definition); provided, however, that the exceptions in clauses (i) through (iii) and (vi) through (x) will be taken into account for purposes of determining whether there has been or will be, a Motor Material Adverse Effect if such change, effect, event, occurrence or development has had or would reasonably be expected to have a material and disproportionate effect on Motor and the Motor Subsidiaries, as a whole, compared to other companies operating in the industry in which Motor and the Motor Subsidiaries operate.

“Motor Shareholder Approval” means (i) the affirmative vote of at least a majority of the votes cast in respect of the ParentCo Stock Issuance and (ii) the affirmative vote of the holders of two-thirds of the outstanding shares of Motor Common Stock in respect of the adoption of this Agreement and the Reincorporation Merger.

“Motor Stock Plans” means collectively, 2001 Employee Stock Option Plan, 2005 Employee Equity Incentive Plan, 2005 Non-Employee Director Stock Option Plan, 2009 Employee Equity Incentive Plan, 2009 Non-Employee Director Stock Option Plan, 2012 Employee Equity Incentive Plan, 2012 Non-Employee Director Stock Option Plan, 2014 Employee Equity Incentive Plan and 2017 Equity Incentive Plan.

“Motor Stock Price” means the volume weighted average trading price of shares of Motor Common Stock on NASDAQ, calculated to four decimal places and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the 10 consecutive trading days ending on the third complete trading day prior to (and excluding) the Closing Date as reported by Bloomberg, L.P. (or, if not reported therein, in another authoritative source mutually selected by the Parties).

“NASDAQ” means the NASDAQ Global Market.

“Order” means any injunction, judgment, decree, ruling or other order issued by a Governmental Entity of competent jurisdiction or any Contract settling any actual or threatened Proceeding.

“Permitted Liens” means (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves are reflected, in accordance with GAAP, on the Surge Balance Sheet, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or other encumbrances arising by operation of Law in the ordinary course of business consistent with past practice for amounts not yet past due and payable, (iii) Liens that do not detract from the value of, and do not interfere with any present or intended use of, such property or assets, in any material respect, and (iv) Liens listed on Section 8.3(a) of Surge Disclosure Schedule.

“Permitted Payments” means: (i) the Transaction Expenses (excluding transfer Taxes) payable to the Persons listed on Section 8.3(b)(i) of the Surge Disclosure Schedule, which shall not exceed $2,000,000 in the aggregate, (ii) payments made as required or expressly permitted by this Agreement, including payments set forth on Section 8.3(b)(ii) of the Surge Disclosure Schedule, (iii) the payments set forth on Section 8.3(b)(iii) of the Surge Disclosure Schedule and (iv) compensation for employment or service as a director made by Surge to any Affiliated Person where such payments are on arm’s-length terms and in the ordinary course of business consistent with past practice.

“Person” or “person” means a natural person, partnership, corporation, limited liability company, legal entity, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Proceeding” means any suit, claim, action, charge, complaint, examination, hearing, arbitration, investigation or other proceeding, whether civil, criminal, administrative or investigative.

“Products” means each of the products designed, manufactured, sold or offered for sale by Surge.

“Profits Interests” means the Surge Series F Units and the profits interests with respect to the Surge Common Units.

“Promotion” means those activities undertaken by any Person for or on behalf of Surge to implement marketing or other plans or strategies aimed at encouraging the use or purchase of any Product.

“Registered Intellectual Property” means all Intellectual Property Rights that are the subject of an application, certificate, filing or registration issued, filed with, or recorded by any Governmental Entity and all Domain Names.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying or seeping into or upon, any land, soil, surface water, groundwater or air, otherwise entering into the indoor or outdoor environment.

“Requisite Surge Unitholder Approval” means the affirmative vote or written consent of the members of Surge owning more than (a) 55% of the Surge Series E Units owned by all of the holders of Surge Series E Units and identified as “Series E Preferred Members” on Schedule A to the Surge Operating Agreement, voting or consenting separately as a single class, and (b) if the Transactions do not qualify as a Qualified Sale (as defined in the Surge Operating Agreement), 50% of the Surge Common Units, Surge Series A Units, Surge Series B Units, Surge Series C Units and Surge Series D Units, or an aggregate basis, voting or consenting as a single class, in each case, approving this Agreement, the consummation of the Combination Merger and the other Transactions to which Surge is a party and the performance of Surge’s obligations under this Agreement.

“Response Action” means any action taken by any Person to investigate, abate, monitor, remediate, remove, mitigate or otherwise address any violation of Environmental Law by Surge or its Subsidiaries, any Contamination of any property owned, leased or occupied by Surge or its Subsidiaries or any Release by Surge or threatened Release by Surge of Hazardous Materials, including any such action that would be a “response” as defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 (25).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Surge Benefit Plans” means all “employee benefit plans” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), all Surge Equity Plans, Profits Interests, Equity Appreciation Rights and all material bonus, stock option, profits interests, stock purchase, equity appreciation rights, restricted stock, stock-based or other equity-based, incentive, retention, profit-sharing, deferred compensation, vacation, paid time off, insurance, medical, welfare, fringe, retirement, retiree medical or life insurance, supplemental retirement, severance, termination or change in control or other benefit plans, programs or arrangements, and all employment, consulting, independent contractor, retention, termination, severance or other contracts or agreements to which Surge is a party, with respect to which Surge has or may have any obligation (including as a result of an ERISA Affiliate) or which are maintained, contributed to or required to be contributed to or sponsored by Surge for the benefit of any current or former employee, equity-holder, consultant, individual independent contractor or director of Surge.

“Surge Blockers” means 1315 Capital Solsys, Inc., a Delaware corporation and a direct member of Surge, and SV-Solsys, Inc., a Delaware corporation and a direct member of Surge.

“Surge Closing Merger Consideration” means the Surge Merger Consideration minus the Escrow Amount.

“Surge Equity Plans” means any equity or equity-based incentive plan or arrangement of Surge.

“Surge Equityholder” means any holder of an Equity Interest of Surge, including any Surge Unitholder and any holder of an EAR.

“Surge Fully-Diluted Units” means (i) the aggregate number of Surge Units outstanding as of immediately prior to the Combination Merger Effective Time, plus (ii) the aggregate number of Surge Units issuable upon the exercise in full of all Surge Warrants for which such holder has exercised immediately prior to the Combination Merger Effective Time, plus (iii) the aggregate number of Equity Appreciation Rights outstanding as of immediately prior to the Combination Merger, plus (iv) the aggregate number of Profits Interests outstanding as of immediately prior to the Combination Merger Effective Time.

“Surge Fundamental Representations” means the representations and warranties set forth in Section 2.1, Section 2.2, Section 2.3, Section 2.16, Section 2.24 and Section 2.29.

“Surge Intellectual Property” means Surge Licensed Intellectual Property and Surge Owned Intellectual Property.

“Surge Licensed Intellectual Property” means the Intellectual Property Rights licensed to Surge.

“Surge Manufacturer” means a third party (including SWAI) that Manufactures any Product.

“Surge Material Adverse Effect” means any fact, change, event, development, condition, occurrence, circumstance, state of facts or effect that (a) is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, financial condition, assets, liabilities or results of operations of Surge, or (b) would, individually or in the aggregate, prevent or materially impair or materially delay beyond the Outside Date the ability of Surge to consummate the Mergers or the other Transactions; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account in determining whether there has been or would reasonably be expected to be, a Surge Material Adverse Effect: (i) any change generally affecting the global economy, financial markets or political, economic or regulatory conditions in any geographic region in which Surge conducts business; (ii) changes in financial, credit or capital market conditions, including interest rates or exchange rates; (iii) any change generally affecting the industries in which Surge operates; (iv) any change primarily caused by the execution, announcement or pendency of the Transactions, any litigation or any loss or threatened loss of, or disruption or threatened disruption in, the relationship of Surge with respect to their respective customers, employees, labor unions, financing sources, suppliers, strategic partners or similar relationships, in each case, primarily resulting from the execution, announcement or pendency of the Transactions; (v) any change primarily caused by Surge’s compliance with the express terms of this Agreement or actions taken at Motor’s express request pursuant to this Agreement; (vi) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or any material worsening of such conditions threatened or existing as of the date of this Agreement; (vii) any hurricane, earthquake, flood, or other natural disasters or acts of God; (viii) changes in Laws after the date hereof; (ix) changes in GAAP after the date hereof; or (x) any failure by Surge to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Surge Material Adverse Effect to the extent that such facts and circumstances are not otherwise described in clauses (i)-(ix) of this definition); provided, however, that the exceptions in clauses (i) through (iii) and (vi) through (x) will be taken into account for purposes of determining whether there has been or will be, a Surge Material Adverse Effect if such change, effect, event, occurrence or development has had or would reasonably be expected to have a material and disproportionate effect on Surge, compared to other companies operating in the industry in which Surge operates.

“Surge Merger Consideration” means a number of fully paid, validly issued and nonassessable shares of ParentCo Common Stock equal to 5,703,082. For purposes of clarity, such number of ParentCo Common Stock was derived by multiplying (i) the Fully Diluted Motor Share Number determined on the basis of Motor’s representations and warranties in Section 3.2 by (ii) 0.5625, and rounding down to the next whole share.

“Surge Owned Intellectual Property” means the Intellectual Property Rights owned or purported to be owned by Surge.

“Surge Receivables Financing Agreement” means the Loan and Security Agreement dated as of January 22, 2019, between Silicon Valley Bank and Surge.

“Surge Registered Intellectual Property” means all Registered Intellectual Property that is Surge Owned Intellectual Property.

“Surge Unitholders” means holders of Surge Units.

“Surge Warrants” means a warrant to acquire Surge Units or other Equity Interests in Surge.

“SWAI” means Skin and Wound Allograft Institute, Inc., a Virginia limited liability company and Subsidiary of Life Health Net, Inc.

“SWAI Agreement” means that certain Second Amended and Restated Distribution and Supply Agreement, dated October 13, 2017, between SWAI and Surge.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs or imposts in the nature of a tax imposed by any Governmental Entity, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security (or similar), workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, escheat/unclaimed property, or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto.

“Tax Return” means any report, return, statement, certificate, claim for refund, election, estimated tax filing, declaration or other document filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule, information statement or attachment thereto, and including any amendments thereof.

“Transaction Expenses” means without duplication, (i) all fees and expenses of Surge incurred or payable prior to the Combination Merger Effective Time in connection with or arising out of the negotiation, execution and delivery of this Agreement or any Ancillary Document, or relating to or triggered by the planning, structuring, negotiation or consummation of the Transactions, including those of professionals (including investment bankers, attorneys, accountants and other consultants and advisors) retained by or on behalf of Surge that performed services in connection with the Transactions, (ii) any change in control bonus, transaction bonus or similar such bonus to be paid to any current or former employee, director or officer of Surge at or after the Combination Merger Effective Time pursuant to any agreement to which Surge is a party prior to the Combination Merger Effective Time that becomes payable solely as a result of the execution of this Agreement or the consummation of the Transactions (“Sale Bonuses”), (iii) any payroll, social security, unemployment or other Taxes or other amounts required to be paid by Surge or any of its Subsidiaries in connection with any payments made at the Combination Merger Effective Time or Sale Bonuses, (iv) the Representative Expense Fund and (v) transfer Taxes, to the extent provided in Section 8.1.

“Treasury Regulations” means the regulations in force as final or temporary that have been issued by the U.S. Department of Treasury pursuant to its authority under the Code and any successor regulations.

Section 8.4    Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Definition
AATB	Section 2.17(c)
Acquisition Proposal	Section 4.4(b)
Affiliate Transactions or Interests	Section 2.26
Affiliated Person	Section 2.26
Agreement	Preamble
Amended Surge Credit Agreement	Recitals
Anti-Corruption Laws	Section 2.6(c)
Basket	Section 7.6(a)
Certificate of Combination Merger	Section 1.3(b)
Certificate of Reincorporation Merger	Section 1.2(b)
Claim Amount	Section 7.3(a)
Claims Notice	Section 7.3(a)
Closing	Section 1.1
Closing Date	Section 1.1
Combination Merger	Recitals
Combination Merger Effective Time	Section 1.3(b)
Confidential Information	Section 4.3(b)
Confidentiality Agreement	Section 4.3(a)
Continuing Employee	Section 4.23(a)
Court	Section 8.11(b)
D&O Claim	Section 4.7(b)
D&O Claim Expenses	Section 4.7(b)
D&O Indemnified Parties	Section 4.7(b)
Datasite	Section 8.10
DSS	Section 1.3(b)
Electronic Delivery	Section 8.12
Employment Agreements	Recitals

Term	Definition
Escrow Account	Section 1.7(g)(i)
Escrow Agent	Section 1.7(g)(i)
Escrow Agreement	Section 1.7(g)(i)
Exchange Agent	Section 1.7(b)
Exchange Agent Agreement	Section 1.7(b)
Exchange Fund	Section 1.7(b)
Expiration Date	Section 1.7(g)(ii)
Final Allocation Schedule	Section 1.5(a)
Financing	Section 4.18(a)
Form S-4	Section 4.9(a)
Indemnifying Parties	Section 7.2
Indemnitee	Section 7.2
Insurance Policies	Section 2.18
Initial Allocation Schedule	Section 1.5(a)
Joint Proxy and Consent Solicitation Statement/Prospectus	Section 4.9(a)
Leased Real Property	Section 2.20
Letter of Transmittal	Section 1.7(c)
Liability Claim	Section 7.3(a)
Lock-Up Agreement	Recitals
Lock-Up Securities	Section 4.16
Material Customers	Section 2.23(a)
Material Suppliers	Section 2.23(b)
Maximum Premium	Section 4.7(c)
Merger Sub One	Preamble
Merger Sub Two	Preamble
Merger Subs	Preamble
Mergers	Recitals
Motor	Preamble
Motor Balance Sheet Date	Section 3.9
Motor Board	Recitals
Motor Cancelled Shares	Section 1.5(b)(ii)
Motor Common Stock	Recitals
Motor Disclosure Schedule	ARTICLE 3
Motor Exchange Option	Section 1.6(a)
Motor Financial Statements	Section 3.6(b)
Motor Governing Documents	Section 3.1(c)
Motor Preferred Stock	Section 3.2(a)
Motor Representatives	Section 4.3(a)
Motor Restricted Stock	Section 1.6(b)
Motor SEC Documents	Section 3.6(a)
Motor Shareholder	Section 1.5(b)
Motor Shareholder Meeting	Section 4.10(a)
Motor Stock Option	Section 1.6(a)
Motor Stock-Based Award	Section 1.6(b)
Motor Subsidiaries	Section 3.1(b)
Motor Subsidiary	Section 3.1(b)
Motor Support Agreement	Recitals
Non-Compete Agreements	Recitals
NYBCL	Section 1.2(b)
NYDoS	Section 1.2(b)

Term	Definition
Objection Dispute Deadline	Section 7.2(b)
Objection Notice	Section 7.2(b)
Outside Date	Section 6.1(b)(ii)
ParentCo	Preamble
ParentCo Board	Recitals
ParentCo Common Stock	Recitals
ParentCo Stock Issuances	Recitals
Parties	Preamble
Party	Preamble
Permits	Section 2.6(a)
Pre-Closing Tax Period	Section 4.11(b)
Reincorporation Merger	Recitals
Reincorporation Merger Effective Time	Section 1.2(b)
Remaining Escrow Amount	Section 1.7(g)(ii)
Representative	Preamble
Representative Expense Fund	Section 4.20(e)
Straddle Period	Section 4.11(c)
Superior Court of the State of Delaware	Section 8.11(b)
Surge	Preamble
Surge Balance Sheet	Section 2.7
Surge Balance Sheet Date	Section 2.7
Surge Board	Recitals
Surge Capitalization Infusion	Section 4.19
Surge Cancelled Units	Section 1.5(c)(ii)
Surge Common Units	Section 2.2(a)
Surge Credit Agreement	Recitals
Surge Data	Section 2.15(f)
Surge Data Protection Program	Section 2.15(f)
Surge Disclosure Schedule	ARTICLE 2
Surge Equityholder Notices	Section 4.10(b)
Surge Financial Statements	Section 2.7
Surge IT Systems	Section 2.15(g)
Surge Material Contract	Section 2.12(a)
Surge Operating Agreement	Section 2.1(d)
Surge Permits	Section 2.6(a)
Surge Representatives	Section 4.3(a)
Surge Series A Units	Section 2.2(a)
Surge Series B Units	Section 2.2(a)
Surge Series C Units	Section 2.2(a)
Surge Series D Units	Section 2.2(a)
Surge Series E Units	Section 2.2(a)
Surge Series F Units	Section 2.2(a)
Surge Support Agreement	Recitals
Surge Unitholder Consent	Section 4.10
Surge Units	Section 2.2(a)
Surge Warrant Notice	Section 4.10(c)
Survival Period	Section 7.1
Surviving Motor	Recitals
Surviving Surge	Recitals
Surviving Surge Operating Agreement	Section 1.3(d)
SWAI Licensed Intellectual Property	Section 2.15(a)

Term	Definition
SWK Commitment Letter	Recitals
SWK Funding	Recitals
Tax Claim Notice	Section 4.11(b)
Tax Proceeding	Section 4.11(b)
Third Party Claim	Section 7.4(a)
Transaction Litigation	Section 4.13
Transactions	Recitals
Unresolved Claims	Section 1.7(g)(ii)
United States District Court for the District of Delaware	Section 8.11(b)

Section 8.5    Headings. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

Section 8.6    Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by reason of any rule of Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.7    Entire Agreement. This Agreement, together with the Schedules, Exhibits, the Motor Disclosure Schedule and the Surge Disclosure Schedule, the Confidentiality Agreement and the other documents delivered pursuant hereto constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof.

Section 8.8    Parties in Interest. This Agreement will be binding upon and inure solely to the benefit of each Party and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except for the D&O Indemnified Parties and the Indemnitees.

Section 8.9    Assignment. Except for an assignment to the lender or agent as contemplated by the SWK Commitment Letter, this Agreement shall not be assigned by operation of law or otherwise by (i) any of Motor, ParentCo, Merger Sub One or Merger Sub Two, without the prior written consent of Surge (prior to the Combination Merger Effective Time) or the Representative (from and after the Combination Merger Effective Time), as applicable, (ii) by Surge without the written consent of Motor and ParentCo (prior to the Combination Merger Effective Time) or the Representative (from and after the Combination Merger Effective Time), as applicable, or (iii) by the Representative (except in accordance with Section 4.20) without the written consent of Motor and Surge.

Section 8.10    Mutual Drafting; Interpretation. Each Party has participated in the drafting of this Agreement, which each Party acknowledges and agrees is the result of extensive negotiations between the Parties. If an ambiguity or question of intent or interpretation arises, to the fullest extent permitted by applicable Law, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this

Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Except as otherwise expressly provided herein, any Law defined or referred to herein will refer to such Law as amended and the rules and regulations promulgated thereunder. Unless otherwise specifically provided for herein, the term “or” will not be deemed to be exclusive. The words “made available” mean, as it relates to documents or other materials, that the subject documents or other materials were either (i) included in and available in the “Project Power” online datasite hosted by Intralinks (the “Datasite”) at least one Business Day prior to the date hereof.

Section 8.11    Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)    Except to the extent that a particular issue arising under this Agreement with respect to Motor, ParentCo or Merger Sub One requires application of the Laws of the State of New York pursuant to the “internal affairs doctrine,” this Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, and any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, in any way relating to this Agreement or any of the transactions contemplated by this Agreement shall also be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)    To the fullest extent permitted by applicable Law, each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, to the extent that the Court of Chancery of the State of Delaware is found to lack jurisdiction, then the Superior Court of the State of Delaware or, to the extent that both of the aforesaid courts are found to lack jurisdiction, then the United States District Court of the District of Delaware (collectively with any appellate courts thereof, the “Courts”), in any action, suit or proceeding directly or indirectly arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or to interpret, apply or enforce this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action, suit or proceeding except in such court, (ii) agrees that any claim in respect of any such action, suit or proceeding may be heard and determined in such court, (iii) waives any objection which it may now or hereafter have to the laying of venue of any such action, suit or proceeding in any such court and (iv) waives the defense of an inconvenient forum to the maintenance of such action, suit or proceeding in any such court. To the fullest extent permitted by applicable Law, each of the Parties agrees that a final judgment in any such action, suit or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 8.2 or in any other manner permitted by applicable Law.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR TO INTERPRET, APPLY OR ENFORCE THIS AGREEMENT OR THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT

SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.11(C).

Section 8.12    Counterparts; Electronic Delivery. To the fullest extent permitted by applicable Law, this Agreement and any document or certificate related to the Transactions may be executed and delivered, including by e-mail of an attachment in Adobe Portable Document Format or other file format based on common standards (“Electronic Delivery”), in any number of counterparts, and by the Parties in separate counterparts, each of which when executed and delivered will be deemed to be an original but all of which taken together will constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. To the fullest extent permitted by applicable Law, no Party will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such Party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

Section 8.13    Specific Performance. The Parties acknowledge and agree that (a) irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and (b) monetary damages would both be incalculable and an insufficient remedy for such failure or breach. It is accordingly agreed that, in addition to any other remedy they are entitled to at law or in equity, the Parties shall, to the fullest extent permitted by applicable Law, be entitled to specific performance and the issuance of immediate injunctive and other equitable relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof in any court referred to in Section (b)8.11, without the necessity of proving the inadequacy of money damages as a remedy, and, to the fullest extent permitted by applicable Law, the Parties further waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which they are entitled at Law or in equity. Each Party further agrees, to the fullest extent permitted by applicable Law, that in the event of any action for specific performance in respect of such breach or violation, it will not assert the defense that a remedy at law would be adequate or that the consideration reflected in this Agreement was inadequate or that the terms of this Agreement were not just and reasonable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Motor, ParentCo, Merger Sub One, Merger Sub Two, Surge and the Representative have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MISONIX, INC.

By:	/s/ Stavros Vizirgianakis
Name:	Stavros Vizirgianakis
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Motor, ParentCo, Merger Sub One, Merger Sub Two, Surge and the Representative have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

NEW MISONIX, INC.

By:	/s/ Stavros Vizirgianakis
Name:	Stavros Vizirgianakis
Title:	President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Motor, ParentCo, Merger Sub One, Merger Sub Two, Surge and the Representative have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MOTOR REINCORP. SUB ONE, INC.

By:	/s/ Stavros Vizirgianakis
Name:	Stavros Vizirgianakis
Title:	President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Motor, ParentCo, Merger Sub One, Merger Sub Two, Surge and the Representative have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SURGE SUB TWO, LLC

By:	/s/ Stavros Vizirgianakis
Name:	Stavros Vizirgianakis
Title:	President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Motor, ParentCo, Merger Sub One, Merger Sub Two, Surge and the Representative have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SOLSYS MEDICAL, LLC

By:	/s/ Allan Staley
Name:	Allan Staley
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Motor, ParentCo, Merger Sub One, Merger Sub Two, Surge and the Representative have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GREG MADDEN

By:	/s/ Greg Madden
Name:	Greg Madden

[Signature Page to Agreement and Plan of Merger]

ANNEX B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

NEW MISONIX, INC.,

A STOCK CORPORATION

I, the undersigned, for the purpose of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware, do hereby certify as follows:

ARTICLE I

The name of the corporation is New Misonix, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended (the “DGCL”).

ARTICLE III

Section 1. Authorized Capital Stock. The Corporation is authorized to issue two classes of capital stock, designated “Common Stock” and “Preferred Stock.” The total number of shares of capital stock that the Corporation is authorized to issue is 47,000,000 shares, consisting of 45,000,000 shares of Common Stock, par value $0.0001 per share, and 2,000,000 shares of Preferred Stock, par value $0.0001 per share.

Section 2. Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board”) is hereby authorized to provide from time to time by resolution or resolutions for the creation and issuance, out of the authorized and unissued shares of Preferred Stock, of one or more series of Preferred Stock by filing a certificate (a “Certificate of Designation”) pursuant to the DGCL, setting forth such resolution. The authority of the Board with respect to each such series will include, without limiting the generality of the foregoing, the determination of any or all of the following:

(a)    the number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

(b)    the voting powers, if any, and whether such voting powers are full or limited in such series;

(c)    the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

(d)    whether dividends, if any, will be cumulative or noncumulative, the dividend rate of such series, and the dates and preferences of dividends on such series;

(e)    the rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Corporation;

(f)    the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of the Corporation or any other corporation or other entity, and the rates or other determinants of conversion or exchange applicable thereto;

(g)    the right, if any, to subscribe for or to purchase any securities of the Corporation or any other corporation or other entity;

(h)    the provisions, if any, of a sinking fund applicable to such series; and

(i)    any other relative, participating, optional, or other special powers, preferences or rights and qualifications, limitations, or restrictions thereof.

The resolution or resolutions providing for the establishment of any series of Preferred Stock may, to the extent permitted by law, provide that such series shall be superior to, rank equally with or be junior to the Preferred Stock of any other series. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any series of Preferred Stock, no vote of the holders of shares of Preferred Stock or Common Stock shall be a prerequisite to the issuance of any shares of any series of the Preferred Stock so authorized in the Certificate of Designation in accordance with this Certificate of Incorporation. Unless otherwise provided in the Certificate of Designation establishing a series of Preferred Stock, the Board may, by resolution or resolutions, increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of such series and, if the number of shares of such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Section 3. Common Stock. Subject to the rights of the holders of any series of Preferred Stock, the holders of Common Stock will be entitled to one vote on each matter submitted to a vote at a meeting of stockholders for each share of Common Stock held of record by such holder as of the record date for such meeting.

ARTICLE IV

Section 1. Ability of the Board to Adopt Bylaws. The Board may make, amend, and repeal the Bylaws of the Corporation. Any Bylaw made by the Board under the powers conferred hereby may be amended or repealed by the Board (except as specified in any such Bylaw so made or amended) in the manner provided in the Bylaws of the Corporation. The Corporation may in its Bylaws confer powers upon the Board in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board by applicable law.

Section 2. Ability of Stockholders to Amend Bylaws. Any Bylaw made by the Board may be amended or repealed by the stockholders in the manner provided in the Bylaws of the Corporation, except that notwithstanding anything contained in this Certificate of Incorporation or the Bylaws to the contrary, the Bylaws may not be amended or repealed by the stockholders, and no provision inconsistent therewith may be adopted by the stockholders, without the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding Voting Stock (as defined below), voting together as a single class; provided, however, that if the Whole Board (as defined below) recommends that stockholders approve such amendment or repeal at a meeting of stockholders, such amendment or repeal shall only require at least 50% of the voting power of the outstanding Voting Stock, voting together as a single class. For the purposes of this Certificate of Incorporation, “Voting Stock” means stock of the Corporation of any class or series entitled to vote generally in the election of members of the Board (the “Directors”).

ARTICLE V

Section 1. Actions of Stockholders; Establishing Meetings of Stockholders. Subject to the rights of the holders of any series of Preferred Stock:

(a)    any action required or permitted to be taken by the stockholders of the Corporation may be taken only at a duly called annual or special meeting of stockholders of the Corporation and may not be taken without a meeting by means of any consent in writing or by electronic transmission of such stockholders; and

(b)    special meetings of stockholders of the Corporation may be called only by a majority of the total number of Directors that the Corporation would have if there were no vacancies on the Board (the “Whole Board”).

Section 2. Conduct of Business at Meetings of Stockholders. At any annual meeting or special meeting of stockholders of the Corporation, only such business will be conducted or considered as has been brought before such meeting in the manner provided in the Bylaws of the Corporation.

ARTICLE VI

Section 1. Number of Directors. The number of Directors that shall constitute the Board shall be fixed exclusively by resolutions adopted by the Whole Board.

Section 2. Election and Term of Directors. The Directors, other than those who may be elected by the holders of any series of Preferred Stock, will be classified with respect to the time for which they severally hold office into three classes, as nearly equal in number as possible, designated Class I, Class II, and Class III. At any meeting of stockholders at which Directors are to be elected, the number of Directors elected may not exceed the greatest number of Directors then in office in any class of Directors. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board. At the first annual meeting of stockholders following the effectiveness of this Certificate of Incorporation (the “Qualifying Record Date”), the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the Qualifying Record Date, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the Qualifying Record Date, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three years. Subject to the special rights of the holders of one or more series of Preferred Stock to elect directors, at each succeeding annual meeting of the stockholders of the Corporation, the successors to the class of Directors whose term expires at that meeting will be elected by plurality vote of all votes cast at such meeting to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors are elected and qualified. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional Directors under circumstances specified in a Certificate of Designation, Directors may be elected by the stockholders only at an annual meeting of stockholders. Election of Directors of the Corporation need not be by written ballot unless requested by the presiding officer or by the holders of a majority of the Voting Stock present in person or represented by proxy at a meeting of the stockholders at which Directors are to be elected. If authorized by the Board, such requirement of a written ballot will be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder. Notwithstanding the foregoing provisions of this Section 2, each Director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification, retirement or removal.

Section 3. Nomination of Director Candidates. Advance notice of stockholder nominations for the election of Directors must be given in the manner provided in the Bylaws of the Corporation.

Section 4. Newly Created Directorships; Vacancies and Decrease in Number of Directors. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional Directors under circumstances specified in a Certificate of Designation, newly created directorships resulting from any increase in the number of Directors and any vacancies on the Board resulting from death, resignation, disqualification, removal, or other cause will be filled solely by the affirmative vote of a majority of the remaining Directors then in office, even though less than a quorum of the Board, or by a sole remaining Director. Any Director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor has been elected and qualified. No decrease in the number of Directors constituting the Board may shorten the term of any incumbent Director.

Section 5. Removal. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional Directors under circumstances specified in a Certificate of Designation, any Director may be removed from office by the stockholders only for cause and only in the manner provided in this Section 5. At any annual meeting or special meeting of the stockholders, the notice of which states that the removal of a Director or Directors is among the purposes of the meeting and identifies the Director or Directors proposed to be removed, the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding Voting Stock, voting together as a single class, may remove such Director or Directors for cause.

ARTICLE VII

To the full extent permitted by the DGCL and any other applicable law currently or hereafter in effect, no Director of the Corporation will be personally liable to the Corporation or its stockholders for or with respect to any breach of fiduciary duty or other act or omission as a Director of the Corporation. No repeal or modification of this Article VII will adversely affect the protection of any Director of the Corporation provided hereby in relation to any breach of fiduciary duty or other act or omission as a Director of the Corporation occurring prior to the effectiveness of such repeal or modification. If the DGCL or such other law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL or such other law, as so amended.

ARTICLE VIII

Section 1. Exclusive Forum for Certain Claims. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (c) any action or proceeding asserting a claim against the Corporation or any current or former director or officer or other employee of the Corporation arising out of or pursuant to any provision of the DGCL, the Corporation’s Certificate of Incorporation or Bylaws (including any right, obligation, or remedy thereunder); (d) any action or proceeding to interpret, apply, enforce or determine the validity of this Corporation’s Certificate of Incorporation or Bylaws (including any right, obligation, or remedy thereunder); (e) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (f) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This Section 1 shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934 or any other claim for which the federal courts have exclusive jurisdiction.

Section 2. Exclusive Forum for Securities Act Claims. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933.

Section 3. Deemed Consent. Any person or entity holding, owning or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Certificate of Incorporation. If any action the subject matter of which is within the scope of Section 1 or Section 2 is filed in a court other than a court located within the State of Delaware or the federal district courts of United States, respectively (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 1 and the personal jurisdiction of the federal district courts in connection with any action brought in any such court to enforce Section 2, and (ii) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

ARTICLE IX

Section 1. Amendments, Repeal, Etc. Generally. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the DGCL, and all rights conferred upon stockholders herein are granted subject to this reservation. Notwithstanding anything to the contrary contained in this Certificate of Incorporation, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, no provision of Article IV, Article V, Article VI, Article VII, Article VIII and this Article IX may be altered, amended or repealed in any respect, nor may any provision or bylaw inconsistent therewith be adopted, unless, in addition to any other vote required by this Certificate of Incorporation or otherwise required by law, such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding Voting Stock, voting together as a single class.

Section 2. Severability. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (a) the validity, legality and enforceability of such provision or provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) to the fullest extent possible, the provisions of this Certificate of Incorporation (including each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

Section 3. Incorporator. The name and mailing address of the incorporator is:

Stavros Vizirgianakis

1938 New Highway

Farmingdale, New York 11735

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, I the undersigned, being the incorporator hereinabove named, do hereby execute this Certificate of Incorporation this      day of                     , 2019.

Stavros Vizirgianakis
Sole Incorporator

ANNEX C

OPINION OF BRG VALUATION SERVICES LLC

BRG Valuation Services, LLC 550 South Hope Street | Suite 2150 Los Angeles, CA 90071 O 213.261.7710 F 213.622.0390

May 2, 2019

Misonix board, Inc.

1938 New Highway

Farmingdale, New York 11735

Greetings:

BRG Valuation Services, LLC (“BRG”) understands that Misonix, Inc. (“Motor,” or the “Company”) is contemplating a series of transactions (collectively, the “transactions”) whereby (a) Motor will form a new wholly-owned subsidiary (“ParentCo”), (b) ParentCo will form two wholly-owned subsidiaries, Motor Reincorp. Sub One, Inc. (“Merger Sub One”) and Surge Sub Two, LLC (“Merger Sub Two”), (c) Merger Sub One will merge with and into Motor with Motor being the surviving company (the “Reincorporation Merger”) with each share of Motor common stock, par value $0.01 per share (the “Company Common Stock”) issued and outstanding immediately prior to the effectiveness of the Reincorporation Merger being exchanged for one fully-paid and non-assessable share of common stock, without par value, of ParentCo (the “ParentCo Common Stock”), resulting in Motor becoming a wholly-owned subsidiary of ParentCo, (d) following and giving effect to the Reincorporation Merger, Merger Sub Two will merge with and into Solsys Medical, LLC (“Surge”) with Surge being the surviving company (the “Combination Merger” and, together with the Reincorporation Merger, the “Mergers”) pursuant to which the Surge units issued and outstanding immediately prior to the effectiveness of the Combination Merger, including all Series A, Series B, Series C, Series D, Series E, Series F and common units (such units, together, the “Surge Units,”) and Equity Appreciation Rights, with respect to common units and Equity Appreciation Rights with respect to Surge Series F Units (the “Surge EARs”, together with the Surge Units, the “Surge Equity”, and the holders of Surge Units and Surge EARs, collectively, the “Surge Equityholders”), will be converted into the right to receive a portion of an aggregate of 5,703,082 shares of ParentCo Common Stock (the “Surge Merger Consideration”) calculated to provide the Surge Equityholders with an aggregate percentage of equity ownership of ParentCo of 36% (based on the fully-diluted number of shares of Motor Common Stock outstanding as of two business days prior to the signing date) on a fully-diluted basis, utilizing the treasury share method (the “ParentCo Stock Issuances”). In connection with the Combination Merger, shares of ParentCo Common Stock issuable as part of the Surge Merger Consideration equal to an aggregate 12.5% of the Surge Merger Consideration (the “Escrow Amount”) will be deposited into escrow pursuant to the terms of the Merger Agreement (as defined below). The allocation of the Surge Merger Consideration (including the Escrow Amount) to the Surge Equityholders will be indicated and certified by Surge in a schedule provided to the Company prior to the completion of the transactions (the “Allocation Schedule”).

Motor’s Board of Directors (the “Board”) has requested that BRG render to it a written opinion as to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Surge Merger Consideration to be issued by ParentCo in the Combination Merger (the “Opinion”). We have not been requested to, and did not solicit, third party indications of interest in acquiring all or any part of Surge. Furthermore, at your request, we have not negotiated the transactions or advised you with respect to alternatives to it.

In connection with the Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.

reviewed audited financial statements for Motor for the fiscal year ended June 30, 2018, unaudited financial statements for Motor for the quarterly periods ended March 31, September 30 and December 31, 2018, and draft unaudited financial statements for Motor for the quarter ended March 31, 2019;

2.

reviewed audited financial statements for Surge for the fiscal years ended December 31, 2016, December 31, 2017 and December 31, 2018 and the unaudited financial statements for Surge for the quarterly periods ended March 31, 2018 and March 31, 2019;

3.

reviewed certain financial forecasts and other information and data relating to Motor which were provided to and discussed with BRG by the management of Motor, including financial forecasts and adjustments thereto relating to Motor and Surge prepared by Motor management;

4.

reviewed certain financial forecasts and other information and data relating to Surge which were provided to and discussed with BRG by the management of Surge, including financial forecasts and adjustments thereto relating to Surge as discussed with Surge management;

5.	reviewed “Project Power Due Diligence Report” dated April 24, 2019 provided by Motor’s management;

6.	reviewed the Agreement and Plan of Merger dated May 2, 2019 among Motor, ParentCo, Merger Sub One, Merger Sub Two, Surge and Greg Madden (the “Merger Agreement”) and other documents related thereto;

7.	reviewed documents related to Surge’s background, including:

a.	the Second Amended and Restated Distribution and Supply Agreement dated October 13, 2017 between Skin and Wound Allograft Institute, LLC and Soluble Systems, LLC;

b.	the presentation entitled “Project Power Motor Board Discussion” dated February 4, 2019 prepared by Surge management and provided to BRG by Motor’s management;

c.	the presentation titled “Sales & Marketing Due Diligence Questions” for Surge prepared by Surge management and provided to BRG by Motor’s management;

8.	held discussions with certain senior officers, directors and other representatives and advisors of Motor and Surge concerning the businesses, operations and prospects of Motor and Surge;

9.	reviewed certain publicly available business and financial information relating to Motor and Surge;

10.

analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations BRG considered relevant in evaluating those of Motor and Surge;

11.	considered, to the extent publicly available, the financial terms of certain other M&A transactions which BRG considered relevant in evaluating the Mergers; and

12.	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as BRG deemed to be appropriate in arriving at its opinion.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was furnished to or discussed with us by Motor and Surge or otherwise reviewed by or for us. We have not made or been provided with any physical inspection or independent appraisal of any of the properties, liabilities or assets of Motor and Surge. Management of Motor and Surge have advised us, and we have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared in good faith and reflect the best currently available estimates of the future financial results and condition of Motor and Surge; that there has been no change in the assets, liabilities, financial condition, results of operations, cash flows, business or prospects of Motor and Surge since the respective dates of the most recent financial statements and other information made available to us; and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect. We express no opinion with respect to the financial forecasts or the assumptions on which they are based.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements, documents and instruments identified in items 5 and 6 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements and other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Mergers will be satisfied without waiver thereof, (d) the Mergers will be consummated in a timely manner in accordance with the terms described in all such agreements and other related documents and instruments, without any amendments or modifications thereto, (e) prior to the completion of the Combination Merger, Surge shall have issued new Surge Units in exchange for an amount of at least $7,000,000 in new capital received by Surge between January 1, 2019 and the completion of the Reincorporation Merger, (f) prior to the completion of the Combination Merger, the Credit Agreement, dated as of June 1, 2015, by and among Surge, SWK Funding LLC and the lenders signatory thereto, as amended, shall have been amended to provide for an additional $10 million of available borrowings and an aggregate of not less than $25 million in borrowings, on a pro-forma combined basis following completion of the transactions, and (g) the full portion of the Surge Merger Consideration constituting the Escrow Amount will be issued to the Surge Unitholders. We have relied upon and assumed, without independent verification, that (i) the Mergers will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Mergers will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Mergers, Motor or Surge that would be material to our analyses or this opinion. In addition, we have relied upon and assumed, without independent verification, that the final forms of any draft documents identified above will not differ in any material respect from the drafts of said documents.

The Opinion does not consider, and should not be interpreted to consider, whether the terms offered in the Combination Merger represent the best terms attainable.

The Opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter. Subsequent developments may affect the Opinion, however, and we do not have any obligation to update, revise, reaffirm or withdraw the Opinion. We are not expressing any opinion as to what the value of the ParentCo Common Stock actually will be when issued pursuant to the Mergers or the price or range of prices at which the ParentCo Common Stock may be purchased or sold, or otherwise be transferable, at any time. The Opinion is limited to the fairness, from a financial point of view, in the aggregate, of the financial terms of the issuance of shares of ParentCo Common Stock in the Combination Merger and we express no opinion with respect to (i) the underlying business decision of the Board, Motor, its security holders or any other party to proceed with or effect the Mergers, (ii) the legal (as opposed to business) terms of any arrangements, understandings, agreements or documents related to, or the form of, the Mergers or otherwise (other than to the extent expressly specified in the Opinion), (iii) the fairness of the ParentCo Stock Issuance not expressly addressed in the Opinion, (iv) the fairness of the transactions to any party other than as set forth in the Opinion, (v) the relative merits of the transactions as compared to any alternative business strategies that might exist for Motor or any other party or the effect of any other transactions in which Motor or any other party might engage, (vi) the tax structure or consequences of the transactions to Motor, its security holders, or any other party, (vii) the solvency or fair value of Motor or any other participant in the Mergers, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, (viii) the fairness of the transactions to any one class of Motor’s or any other party’s security holders vis-à-vis any other class of Motor’s or such other party’s security holders, (ix) the appropriate capital structure of Motor or whether Motor should pursue the transactions, (x) how the Board, any of Motor’s security holders or any other party should act or vote with respect to the transactions, (xi) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Mergers, any class of such persons or any other party, and (xii) the relative allocation, or the deemed contribution or distribution, of the Surge Merger Consideration to or among the Surge Unitholders. No opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by Motor, Surge and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to Motor and the Mergers or otherwise.

We will receive a fee from Motor for rendering the Opinion, for which payment is not contingent on either the conclusions expressed in the Opinion or the consummation of the transactions. In addition, Motor has agreed to reimburse certain of our expenses and to indemnify us for certain potential liabilities arising out of our engagement. During the two years preceding the date of BRG’s engagement with respect to this Opinion, we have not provided financial advisory services to the Company. However, concurrent with our engagement with respect to this Opinion, BRG is providing the Company with advisory services regarding a purchase price allocation project. BRG may provide financial advisory services to parties in the transactions in the future, for which BRG may receive compensation.

The issuance of the Opinion has been approved by a fairness opinion committee of BRG. This letter is provided to the Board (in its capacity as such) in connection with the Combination Merger and may not be used for any other purpose without our prior written consent. The Opinion should not be construed as creating any fiduciary duty on BRG’s part to any party. The Opinion may not be disclosed, reproduced, disseminated, quoted, summarized, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. Notwithstanding the foregoing, the Opinion may be included in its entirety in any proxy statement or prospectus distributed to shareholders of Motor, or registration statement filed by Motor, in connection with the transactions or in any other document required by law or regulation to be filed with the U.S. Securities and Exchange Commission in connection therewith, and Motor and Surge may summarize or otherwise reference the existence of the Opinion in such documents; provided that any such summary or reference language will be subject to our prior approval (not to be unreasonably withheld).

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Surge Merger Consideration to be issued by ParentCo in the Combination Merger is fair, from a financial point of view, to the holders of the Company Common Stock.

/s/ BRG VALUATION SERVICES, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware, referred to as the DGCL, law allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. The Registrant’s Certificate of Incorporation and Bylaws contain a provision which eliminates directors’ personal liability as set forth above.

The Registrant’s Bylaws provides in effect that the Registrant shall indemnify its directors and officers to the extent permitted by the Delaware law. Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its directors, officers, employees and agents in certain circumstances. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 further provides that to the extent that a director or officer or employee of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; and the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

Item 21.	Exhibits and Financial Statement Schedules.

A list of the exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

Item 22.	Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement);

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for purposes of determining any liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of such Registrant or used or referred to by the undersigned Registrant;

(iii)

the portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or their securities provided by or on behalf of such Registrant; and

(iv)	any other communication that is an offer in the offering made by such Registrant to the purchaser.

(6)

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)

That every prospectus (i) that is filed pursuant to paragraph (7) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that, for the purpose of determining liabilities under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(9)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(12)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

[Remainder of Page Intentionally Left Blank]

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1	Agreement and Plan of Merger, dated May 2, 2019, by and among Misonix, New Misonix, Inc., Reincorp. Merger Sub One, Inc., Surge Sub Two, LLC, Solsys and, solely in its capacity as the representative for the Solsys equityholders, Greg Madden (included as Annex B to this joint proxy and consent solicitation statement forming a part of this Registration Statement and incorporated by reference herein)

3.1	Certificate of Incorporation of New Misonix, Inc.

3.2	Amended and Restated Certificate of Incorporation of New Misonix, Inc. (included as Annex B to this joint proxy and consent solicitation statement forming a part of this Registration Statement and incorporated by reference herein)

3.3	Bylaws of New Misonix, Inc.

5.1	Form of opinion of Jones Day**

8.1	Form of opinion of Jones Day as to certain tax matters**

8.2	Form of opinion of Greenberg Traurig, P.A. as to certain tax matters**

10.1	Debt Commitment letter, dated May 2, 2019, by and among Misonix, Inc. and SWK Holdings Corporation

10.2	Support Agreement, dated May 2, 2019, by and among Misonix, Inc., Allan Staley, Linwood Staub and Dr. Arti Masturzo.

10.3	Support Agreement, dated May 2, 2019, by and among Misonix, Inc. 1315 Capital Solsys, Inc. and SV-Solsys Inc.

10.4	Support Agreement, dated May 2, 2019, by and among Misonix, Inc., Stavros Vizirgianakis, Joseph Dwyer, Sharon Klugewicz, Scott Ludecker, John Salerno and Dan Voic.

21.1	Subsidiaries of New Misonix, Inc.

23.1	Consent of Jones Day (included in Exhibit 5.1 hereto)**

23.2	Consent of Jones Day (included in exhibit 8.1 hereto)**

23.3	Consent of Greenberg Traurig, P.A. (included in exhibit 8.2 hereto)**

23.4	Consent of BDO USA, LLP, independent registered public accounting firm of Misonix, Inc.

23.5	Consent of Grant Thronton LLP, independent registered public accounting firm of Misonix, Inc.

23.6	Consent of PBMares, LLP, independent registered public accounting firm of Solsys Medical, LLC

24.1	Powers of Attorney (contained on signature page to this Registration Statement)

99.1	Form of proxy card for the Misonix special meeting

99.2	Opinion of BRG Valuation Services, LLC (included as Annex C to this joint proxy and consent solicitation statement forming a part of this Registration Statement and incorporated by reference herein)

99.3	Consent of BRG Valuation Services, LLC

Exhibit Number	Exhibit Description

99.4	Consent of Michael Koby to serve as director of New Misonix, Inc.

99.5	Consent of Paul LaViolette to serve as director of New Misonix, Inc.

*	Previously filed.
**	To be filed by amendment.
+

Schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Misonix, Inc. agrees to furnish supplementally to the SEC a copy of any omitted schedule, annex or exhibit upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Farmingdale, State of New York, on the 29th day of May, 2019.

NEW MISONIX, INC.

By:	/s/ Stavros G. Vizirgianakis
Stavros G. Vizirgianakis
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stavros G. Vizirgianakis and Joseph P. Dwyer and each of them, his or her true and lawful attorney-in-fact and agent, with full power and substitution and resubstitution, for him or her or its and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any registration statement filed under Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Stavros G. Vizirgianakis Stavros G. Vizirgianakis	Chief Executive Officer (Principal Executive Officer) and Director	May 29, 2019

/s/ Joseph P. Dwyer Joseph P. Dwyer	Chief Financial Officer (Principal Financial and Accounting Officer)	May 29, 2019

/s/ Thomas M. Patton Thomas M. Patton	Director	May 29, 2019

/s/ Gwendolyn A. Watanabe Gwendolyn A. Watanabe	Director	May 29, 2019